Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

30 September 2014

The Royal Bank of Scotland Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group’s restructuring and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios, liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; implementation of legislation of ring-fencing and bail-in measures; sustainability targets; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; and the Group’s exposure to political risks, including the referendum on Scottish independence, credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global and UK economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to implement strategic plans on a timely basis, or at all, including the simplification of the Group’s structure, rationalisation of and investment in its IT systems, the divestment of Citizens Financial Group and the exiting of assets in RBS Capital Resolution as well as the disposal of certain other assets and businesses as announced or required as part of the State Aid restructuring plan; the achievement of capital and costs reduction targets; ineffective management of capital or changes to capital adequacy or liquidity requirements; organisational restructuring in response to legislation and regulation in the United Kingdom (UK), the European Union (EU) and the United States (US); the implementation of key legislation and regulation including the UK Financial Services (Banking Reform Act) 2013 and the EU Recovery and Resolution Directive; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; litigation, government and regulatory investigations including investigations relating to the setting of interest rates and foreign exchange trading and rate setting activities; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the US; the reliability and resilience of its IT system, the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group’s operations) in the UK, the US and other countries in which the Group operates or a change in UK Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; reputational risk; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

Non-GAAP financial information

The directors manage RBS’s performance by class of business, before certain reconciling items, as is presented in the segmental analysis in note 10 (the “non-statutory basis”). Discussion of RBS’s performance focuses on the non-statutory basis as RBS believes that such measures allow a more meaningful analysis of RBS’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures are presented throughout this document or in the segmental analysis in note 10. These non-GAAP financial measures are not a substitute for GAAP measures. Furthermore, RBS has divided its operations into “RBS excluding RBS Capital Resolution (RCR)” for all periods in 2014 and for prior periods “RBS excluding Non-Core”. Certain measures disclosed in this document for RBS excluding RCR/Non-Core operations and used by RBS management are non-GAAP financial measures as they represent a combination of all reportable segments with the exception of RCR/Non-Core. In addition the presentation of Personal & Business Banking (“PBB”), which includes the reportable segments of UK Personal & Business Banking and Ulster Bank, and the presentation of Commercial and Private Banking, which includes the reportable segments of Commercial Banking and Private Banking, are non GAAP financial measures. Furthermore, RBS has presented certain measures “excluding RBS Capital resolution (RCR)” which are deemed non-GAAP measures. Lastly, the liquidity coverage ratio, stressed outflow coverage, net stable funding ratio and stressed coverage ratio represent non-GAAP financial measures given they are metrics that are not yet required to be disclosed by a government, governmental authority or self-regulatory organisation.

Divisional Reorganisation

Organisational change

On 27 February 2014, RBS announced a refreshed strategic direction with the ambition of building a bank which earns its customers’ trust by serving them better than any other bank.

Business structure

RBS is now structured to deliver this ambition by organising itself around the needs of its customers, so as to combine customer groups with similar needs into franchises able to deliver co-ordinated services.

The reorganised bank will be a UK-focused retail and corporate bank with an international footprint to drive its corporate business. The previously reported operating divisions are now realigned into three franchises:

●

Personal & Business Banking (PBB) serves individual and mass affluent customers together with small businesses (generally up to £2 million turnover), with more business bankers moving back into branches. PBB comprises two reportable segments, UK Personal & Business Banking, including Williams & Glyn, (UK PBB) and Ulster Bank.

●

Commercial & Private Banking (CPB) serves commercial and mid-corporate customers and high net worth individuals, deepening relationships with commercial clients, operating overseas through its market-leading trade and foreign exchange services, while connecting our private banking brands more effectively to successful business owners and entrepreneurs. CPB comprises two reportable segments, Commercial Banking and Private Banking.

●

Corporate & Institutional Banking (CIB) serves our corporate and institutional clients primarily in the UK and Western Europe, as well as those US and Asian multinationals with substantial trade and investment links in the region, with debt financing, risk management and trade services, focusing on core product capabilities that are of most relevance to our clients. CIB is a single reportable segment.

Presentation of information

Divisional Reorganisation (continued)

In addition to the segments noted above, RBS will continue to manage and report Citizens Financial Group (CFG) and RBS Capital Resolution (RCR) separately until disposal or wind-down. Residual unallocated costs will continue to be reported within Central items.

In the new reporting structure, US Retail & Commercial (US R&C) is now referred to as CFG and Wealth is now referred to as Private Banking.

Comparatives have been restated accordingly.

Reporting changes

In order to present a more complete picture of funding, operational and business costs of the franchises and operating segments, the following reporting changes have been implemented:

To improve the transparency of the operating performance of the reportable segments, a number of previously reported reconciling items (Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs, regulatory and legal actions, restructuring costs, amortisation of purchased intangible assets and bank levy) have now been allocated to the reportable segments. Only the following will now be reported as reconciling items:

●	Own credit adjustments

●	Gain on redemption of own debt

●	Write-down of goodwill

●	Asset Protection Scheme

●	Strategic disposals

●	Bonus tax

●	RFS Holdings minority interest

Revised allocation of costs

As part of its internal reorganisation, RBS has centralised all services and functions. The costs relating to Services and Functions previously reported as direct expenses in the divisions are now reallocated to businesses using appropriate drivers and reported as indirect expenses in the segmental income statements.

Treasury allocations

The basis of allocation of Treasury costs has been amended to align the recovery of funding and hedging costs across RBS and for the transfer of certain assets and their associated costs out of Treasury.

Revised segmental return on equity

For the purposes of computing segmental return on equity, notional equity is calculated as a percentage of the monthly average of segmental RWAs. Previously, notional equity was allocated at 10% of RWAs after capital deductions (RWAe). This has been revised to 12% of RWAs across all businesses.

Comparatives have been restated accordingly.

For further details refer to appendix 1.

Presentation of information

Non-Core

Non-Core was dissolved with effect from 31 December 2013.

RBS Capital Resolution

RBS Capital Resolution (RCR) was established with effect from 1 January 2014 by the transfer of capital intensive and higher risk assets from existing divisions. No business lines moved to RCR and prior period segmental reporting has not been restated. The results of RCR were reported separately for the first time in Q1 2014.

Recent developments

Citizens Financial Group

On 8 September 2014, RBS announced the launch of the Initial Public Offering of Citizens Financial Group (‘CFG’) and on 24 September 2014, RBS announced the final pricing of the IPO. The offer, including the exercise of the over-allotment option, comprises 161,000,000, or 28.75%, of CFG’s common stock at a price per share of $21.50. Gross proceeds realised by RBS at settlement on 29 September 2014 were $3,461.5 million.

Following the Offer, RBS will continue to hold 71.25% of CFG's shares of common stock, which are subject to a 180-day lock-up. During this period the lock-up agreement is subject to modification, waiver or cancellation.

Scottish Independence Referendum

On 19 September 2014, the Scottish government announced a majority vote against the separation of Scotland from the United Kingdom in the referendum on Scottish independence. In response to this outcome, RBS has stated that it would not be proceeding with its contingency plan to re-domicile The Royal Bank of Scotland Group plc and The Royal Bank of Scotland Plc to England.

Director

On the 25 September 2014 RBS announced that its Chairman Sir Philip Hampton will leave the company during 2015 after a suitable successor has been appointed.

Trading Update

On the 30 September 2014 RBS issued a brief trading update regarding its anticipated third quarter performance.

Condensed consolidated income statement

for the period ended 30 June 2014

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Interest receivable	7,621	8,560	3,821	3,800	4,281
Interest payable	(2,128)	(3,123)	(1,023)	(1,105)	(1,514)

Net interest income	5,493	5,437	2,798	2,695	2,767

Fees and commissions receivable	2,605	2,708	1,314	1,291	1,392
Fees and commissions payable	(487)	(460)	(251)	(236)	(250)
Income from trading activities	1,493	2,064	541	952	949
Gain on redemption of own debt	20	191	-	20	242
Other operating income	1,036	1,332	345	691	720

Non-interest income	4,667	5,835	1,949	2,718	3,053

Total income	10,160	11,272	4,747	5,413	5,820

Staff costs	(3,536)	(3,727)	(1,845)	(1,691)	(1,840)
Premises and equipment	(1,275)	(1,104)	(622)	(653)	(548)
Other administrative expenses	(1,662)	(2,181)	(951)	(711)	(1,418)
Depreciation and amortisation	(554)	(736)	(282)	(272)	(349)
Write-down of goodwill and other intangible assets	(212)	-	(130)	(82)	-

Operating expenses	(7,239)	(7,748)	(3,830)	(3,409)	(4,155)

Profit before impairment losses	2,921	3,524	917	2,004	1,665
Impairment (losses)/recoveries	(269)	(2,150)	93	(362)	(1,117)

Operating profit before tax	2,652	1,374	1,010	1,642	548
Tax charge	(733)	(678)	(371)	(362)	(328)

Profit from continuing operations	1,919	696	639	1,280	220
Profit from discontinued operations, net of tax	35	138	26	9	9

Profit for the period	1,954	834	665	1,289	229
Non-controlling interests	(42)	(117)	(23)	(19)	14
Preference share and other dividends	(487)	(182)	(412)	(75)	(101)

Profit attributable to ordinary and
B shareholders	1,425	535	230	1,195	142

Earnings/(loss) per ordinary and equivalent
B share (EPS)
Basic EPS from continuing and discontinued operations	12.7p	-	2.0p	-	-
Basic EPS from continuing operations	12.5p	-	1.9p	-	-

Notes:

(1)	Basic EPS for the half year and quarter ended 30 June 2013 have been restated to reflect the terms of the dividend access share (see Note 9 on page 88).
(2)	Diluted EPS in the half year ended 30 June 2014 and the quarter ended 30 June 2014 were 0.1p lower than basic EPS.

Analysis of results is set out on pages 13 to 23.

Highlights

The Royal Bank of Scotland Group (“RBS”) reports an operating profit before tax of £2,652 million for H1 2014, up from £1,374 million in H1 2013, driven by more favourable credit conditions and good results from RBS Capital Resolution, with a consequential beneficial impact on capital ratios.

“The results show the steady progress we are making as we take the steps to be a much simpler, smaller and fairer bank. These results show that underneath all the noise and huge restructuring of recent years, RBS is a fundamentally stronger bank that can deliver good results for customers and shareholders.”

“There is progress on all of our key priorities - capital is stronger, costs are lower and customer activity is gradually improving - although we have only just started with our programme to make it easier for customers to do more business with us.”

“But let me sound a note of caution. We are actively managing down a slate of significant legacy issues. This includes significant conduct and litigation issues that will likely hit our profits going forward. I am pleased we have had two good quarters, but no one should get ahead of themselves here - there are bumps in the road ahead of us.”

“These results are pleasing but no one at this bank is complacent about the challenges ahead.”

Ross McEwan, Chief Executive

Highlights

Key points

H1 2014 performance

●

Operating profit before tax was £2,652 million compared with £1,374 million in the first half of 2013, including a gain of £191 million from the sale of the remaining interest in Direct Line Insurance Group in Q1 2014 and a write-down of goodwill of £130 million in Q2 2014. Own credit adjustment was a charge of £51 million compared with a credit of £376 million in H1 2013 which also included a gain of £191 million on redemption of own debt compared with £20 million in H1 2014.

●

On a non-statutory basis operating performance in the first half of 2014 was good, with all customer-facing businesses reporting improved operating profits compared with H1 2013. Non-statutory operating profit of £2,601 million included £514 million of restructuring costs (H1 2013 - £271 million) and £250 million of litigation and conduct costs (H1 2013 - £620 million), with £150 million added to provisions for Payment Protection Insurance (H1 2013 - £160 million) and £100 million to interest rate swap redress provisions.

●

Total income declined 10% to £10,160 million. On a non-statutory basis total income declined 6% to £9,978 million. Growth of 3% in Personal & Business Banking (PBB) and 2% in Commercial & Private Banking (CPB) was more than offset by lower income, down 10%, in Corporate & Institutional Banking (CIB), reflecting its smaller balance sheet and reduced risk profile. Net interest margin improved to 2.18%, up 21 basis points compared with H1 2013, with continuing benefits from deposit repricing in PBB and CPB outweighing modest erosion of asset margins.

●

Operating expenses were 7% lower at £7,239 million. On a non-statutory basis operating expenses were 8% lower at £7,108 million, including £514 million of restructuring costs and £250 million of litigation and conduct costs.  Non-statutory operating expenses, excluding restructuring and litigation and conduct costs, were down 8% to £6,344 million. Overall headcount has fallen by 8,000 over the past 12 months.

●

Impairment losses declined by £1,881 million to £269 million. All core businesses showed significant reductions in impairment losses as UK and Irish credit conditions continued to improve. In RBS Capital Resolution (RCR) there was a net write-back of provisions, reflecting disposals at favourable prices. At 30 June 2014, risk elements in lending (REIL) represented 8.3% of gross loans to customers, compared with 9.4% at 31 December 2013.

●	The tax charge was £733 million, representing 27.6% of operating profit before tax, and included a £76 million write-off of deferred tax assets.

●

The Common Equity Tier 1 (CET1) capital ratio strengthened to 10.1%(1) from 8.6% at the end of 2013, principally driven by reductions in risk-weighted assets in CIB and RCR and the retained profit for the period. RBS remains on track to achieve its medium-term capital targets.

●	After charging the initial £320 million Dividend Access Share retirement dividend, profit attributable to ordinary and B shareholders was £1,425 million.

Highlights

Key points (continued)

Q2 2014 performance

●

Operating profit before tax totalled £1,010 million, after a write-down of goodwill of £130 million and a charge of £190 million for own credit. Profit attributable to ordinary and B shareholders was £230 million, after charging the initial £320 million Dividend Access Share retirement dividend.

●

On a non-statutory basis operating profit in Q2 2014 was £1,318 million, compared with £174 million in Q2 2013 and £1,283 million in Q1 2014. Restructuring costs totalled £385 million and litigation and conduct costs £250 million.

●

Total income was 18% lower than in Q2 2013 at £4,747 which included a charge on own credit of £190 million compared with a gain of £139 million on Q1 2014 and a gain of £191 million on the disposal of RBS’s remaining interest in Direct Line Insurance Group in Q1 2014. On a non-statutory basis total income was 10% lower than in Q2 2013 at £4,925 million, with a 4% improvement in UK PBB more than offset by the 13% reduction in CIB, reflecting its smaller balance sheet and lower risk levels. Within CIB, Rates, Currencies and Credit income was £765 million, down 10% from Q2 2013 and 25% from Q1 2014. Citizens Financial Group benefited from a net gain of $283 million on the sale of its Illinois branch network.

●	Operating expenses were £3,830 million, down 8% from Q2 2013 and 12% from Q1 2014.

●

Impairments amounted to a net release of £93 million compared with losses of £1,117 million in Q2 2013 and £362 million in Q1 2014, benefiting from improvements in bad debt flows and latent provision releases totalling £258 million, primarily reflecting improving credit conditions.

Balance sheet

●

Total assets fell to £1,011 billion, down from 1,216 billion from June 2013. Funded assets, which exclude derivatives of £275 billion (30 June 2013 - £374 billion), fell to £736 billion, down £107 billion from June 2013, principally driven by the reduction in CIB’s balance sheet and the run-off of RCR and Non-Core assets.

○

In UK PBB, gross new mortgage lending totalled £9.8 billion in H1 2014, a market share of 9.9%. Repayments remain high, with the low interest rate environment enabling higher levels of principal repayment.

○

In CPB, Commercial Banking, loans and advances in the growable book increased to £64.9 billion, up £2 billion from the prior year, but this was offset by a £2.8 billion planned decline in the non-growable book, which comprises real estate finance, businesses in restructuring and excess single-name concentrations.

	○	Overall SME applications were 11% higher in H1 2014 than in the prior year and gross new lending was up 31% at £5.0 billion, with run-off remaining at a similar level to previous years.
	○	Total net lending flows reported within the scope of the Funding for Lending Scheme were minus £1.5 billion in Q2 2014 with the majority of the decline in large corporates.
●	Risk-weighted assets (RWAs) fell to £392 billion at the end of June 2014, down £22 billion from the end of March 2014.

●	The CET1 ratio was 10.1%(1) at the end of June 2014, up from 8.6% at the end of 2013 and 9.4% at the end of March 2014 reflecting the attributable profit for the period and lower RWAs.

●

The bank’s liquid asset buffer was £138 billion at the end of June 2014, up slightly from the first quarter but down from £146 billion at the end of 2013, leaving ample headroom to accommodate lending growth in H2 2014.

Highlights

Key points (continued)

Franchise performance

●	Personal & Business Banking
○

Operating profit increased to £1,049 million from £307 million in the first half of 2013. Operating profit excluding restructuring costs and litigation and conduct costs of £183 million (H1 2013 - £315 million) was £1,232 million in H1 2014, up from £622 million in H1 2013. The increase in operating profit was principally driven by a decline in impairment losses, predominantly in Ulster Bank. In addition, income grew by 5% in UK PBB with higher personal mortgage and deposit balances and stronger deposit margins.

○

Within PBB, UK Personal & Business Banking (UK PBB) operating profit increased to £994 million from £688 million in the first half of 2013. Operating profit excluding restructuring, litigation and conduct costs of £169 million (H1 2013 - £269 million) rose 22% to £1,163 million, driven by strong income growth (up 5% compared with H1 2013) and a 42% decline in impairment losses.

○

Ulster Bank operating profit increased to £55 million from a loss of £381 million in the first half of 2013. Operating profit excluding restructuring, litigation and conduct of £14 million (H1 2013 - £46 million) was £69 million compared with a loss of £335 million in H1 2013, principally as a result of the marked improvement in impairment losses.

●	Commercial & Private Banking
○

Operating profit increased to £780 million from £501 million in the first half of 2013. Operating profit excluding restructuring costs and litigation and conduct costs of £115 million (H1 2013 - £59 million) was £895 million was 60% higher than in H1 2013, with net interest income benefiting from improving deposit margins and impairment losses substantially reduced.

○

Commercial Banking operating profit increased to £635 million from £413 million in the first half of 2013. Operating profit excluding restructuring costs and litigation and conduct costs of £112 million (H1 2013 - £54 million) rose by 60% to £747 million, with the effect of repricing activity offsetting the impact of a decline in CIB (Markets) revenue share income. Lower impairments reflected fewer significant individual cases together with £60 million of latent provision releases.

○

Private Banking operating profit was £145 million compared with £88 million in the first half of 2013. Operating profit excluding restructuring costs of £3 million (H1 2013 - £5 million) was 59% higher at £148 million, with net interest income benefiting from improved deposit margins and with cost saving initiatives contributing to an 8% reduction in operating expenses.

●	Corporate & Institutional Banking
○

Operating profit was £308 million, compared with a loss of £197 million in H1 2013. Operating profit excluding restructuring costs and litigation and conduct costs of £241 million (H1 2013 - £493 million) was £549 million, up 85% from H1 2013. The improvement primarily reflected lower impairments (a net recovery of £39 million compared with losses of £223 million in the prior year).

	○	While Rates income improved from a weak H1 2013 (up 40%), Currencies declined by 27% and Credit by 22%, reflecting lower market volatility and the reduction in CIB’s RWA deployment.
	○	RWAs fell from £147 billion to £128 billion driven by deleveraging, mitigation and risk-reduction.

Highlights

Key points (continued)

Segmental performance (continued)

●	Citizens Financial Group
○

Operating profit increased by £68 million ($158 million), or 19%, to £421 million ($704 million), reflecting the sale of the Illinois retail branches and small business and select middle market relationships in the Illinois market. Excluding the impact of the sale, £170 million ($283 million) net gain, and restructuring costs of £69 million ($115 million) (H1 2013 – £3 million ($5 million)), operating profit was down 3% driven by lower non-interest income and higher impairment losses partially offset by higher net interest income.

	○	The Illinois branch transaction, completed on 20 June 2014, resulted in a net gain of £170 million ($283 million) and restructuring costs of £10 million ($17 million).
○

Net interest income rose 14%, reflecting an expanded investment securities portfolio and 8% growth in average loans and advances, driven by the transfer of a £2,2 billion ($3.6 billion) portfolio from Non-Core.

●	RBS Capital Resolution
	○	Over the course of H1 2014 RCR reduced funded assets by £8 billion, or 28%, to £21 billion. RWA equivalent(2) decreased by £21 billion, or 33%, to £44 billion.
	○	Operating loss in H1 2014 was £48 million, with an operating profit of £66 million recorded in the second quarter of the year, driven by net impairment releases of £128 million.
	○	The combined effect of the small operating loss and RWA equivalent reduction was net CET1 capital accretion of £2 billion.

Building the number one bank for trust and service in the UK

●

RBS is making steady progress towards building a simpler, smaller and fairer bank, and remains focused on delivering the commitments for personal and business customers it announced on 27 February 2014.

○

RBS now offers its best rates to existing credit card and home insurance customers, adding to earlier progress on savings, mortgages, loans and current accounts. There is now no deal across the entire Personal Banking product set that is not available to existing customers.

○

Customer letters and emails have been simplified, and simplification of the product set has continued, with the number of products on offer to Personal Banking customers reduced by 29% since 2012; this will reach over 50% by end 2014.

	○	The branch refurbishment programme has continued with a further roll-out of WiFi.
	○	RBS has reduced the time taken to open an account from five days to one for most personal customers.
○

By the end of the year, 84% of business banking frontline staff will be based in or above a branch. So that more time can be spent with customers, a further 40 experienced relationship managers have been allocated to serve commercial customers, with a central focus on lending.

	○	Lending procedures are being improved. Lending decisions for commercial customers will by the end of the year be made within five days for all but the most complex applications.

Highlights

Outlook

These results reflect increasing economic confidence and improvements in asset values seen in RBS’s core UK and Irish markets. Economic growth is expected to continue, although the pace may moderate.

NIM is expected to remain close to H1 levels, with the majority of deposit re-pricing benefits having now taken place.

Income from the fixed income product suite is expected to be lower in the second half of 2014, reflecting both normal seasonal trends and the continuation of the bank’s reduced balance sheet risk appetite.

RBS remains on track to deliver its target of £1 billion cost reductions in 2014. Restructuring costs are expected to be higher in the second half of 2014 as the pace of activity to reduce costs in later years picks up. A restructuring charge of around £1.5 billion is expected for 2014, with overall restructuring costs still expected to be around £5 billion over 2014 to 2017 as the change agenda across the bank from economic, legal and regulatory perspectives remains very full.

Credit impairment charges in the second half of the year are expected to remain low, subject to macro economic conditions, resulting in a full year charge of around £1 billion, although at these low levels there will be volatility from quarter to quarter.

RCR funded assets are expected to be down from £29 billion at its inception to around £15 to £18 billion at the end of 2014. The overall cost (comprising impairments, disposal losses and running expenses) for RCR to achieve its goals was originally expected to be around £4.0 to £4.5 billion between 2014 and 2016. In light of the strong performance in the first half and the more favourable economic environment, these costs are now expected to total around £2.5 to £3.0 billion, of which c.£0.8 billion in 2014, although outcomes are subject to significant potential volatility.

The bank is making good progress towards achieving its target CET1 ratio of 11% by the end of 2015 and at least 12% by the end of 2016. However, ongoing conduct and regulatory investigations and litigation continue to present challenges and uncertainties and are expected to be a drag on capital generation over the coming quarters. The timing and amounts of any further settlements or redress remain uncertain and could be significant.

Analysis of results

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
Net interest income	£m	£m	£m	£m	£m

Net interest income (1)	5,493	5,437	2,798	2,695	2,767

Average interest-earning assets (1)	507,088	555,709	502,155	512,079	551,375

Net interest margin
- RBS	2.18%	1.97%	2.23%	2.13%	2.01%
- Personal & Business Banking	3.39%	3.15%	3.40%	3.37%	3.20%
- Commercial & Private Banking	2.90%	2.69%	2.91%	2.89%	2.77%
- Citizens Financial Group	2.94%	2.90%	2.93%	2.94%	2.89%

Note:

(1)	For further analysis and details refer to pages 72 to 74.

Key points

H1 2014 compared with H1 2013

●	Net interest income improved by 1% to £5,493 million. The increase was consistent across all businesses, with notable improvements in PBB (£97 million, 4%) and CPB (£90 million, 7%).

●

Net interest margin (NIM) increased by 21 basis points to 2.18%, driven by deposit repricing initiatives across a number of businesses. The benefit of reduced funding costs outweighed lower yields on assets.

Q2 2014 compared with Q1 2014

●	Net interest income improved by 4% to £2,798 million principally driven by improved margins and an additional day in the quarter.

●	NIM increased by 10 basis points to 2.23%, driven by lower funding costs, reflecting repricing initiatives across a number of businesses, RCR run-off and a small number of one-off recoveries.

Q2 2014 compared with Q2 2013

●	Net interest income improved by 1% to £2,798 million reflected by improved margins.

●	NIM increased by 22 basis points to 2.23% benefiting from repricing initiatives across a number of businesses.

Analysis of results

The following tables reconcile the non-statutory basis results (a non-GAAP financial measure) to the statutory basis results.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
Non-interest income	£m	£m	£m	£m	£m

Fees and commissions receivable	2,605	2,708	1,314	1,291	1,392
Fees and commissions payable	(487)	(460)	(251)	(236)	(250)

Net fees and commissions	2,118	2,248	1,063	1,055	1,142
Income from trading activities
- non-statutory basis	1,482	1,890	626	856	874
- own credit adjustments*	11	175	(84)	95	76
- RFS Holdings minority interest	-	(1)	(1)	1	(1)

Statutory basis	1,493	2,064	541	952	949
Gain on redemption of own debt	20	191	-	20	242
Other operating income
- non-statutory basis	882	1,028	438	444	661
- own credit adjustments*	(62)	201	(106)	44	51
- strategic disposals	191	-	-	191	6
- RFS Holdings minority interest	25	103	13	12	2

Statutory basis	1,036	1,332	345	691	720

Total non-interest income - non-statutory basis	4,482	5,166	2,127	2,355	2,677

Total non-interest income -statutory basis	4,667	5,835	1,949	2,718	3,053

*Own credit adjustments impact:
Income from trading activities	11	175	(84)	95	76
Other operating income	(62)	201	(106)	44	51

Own credit adjustments	(51)	376	(190)	139	127

Key points

H1 2014 compared with H1 2013

●

Non-interest declined by £1,168 million or 20% which included a charge on own credit of £62 million compared with a gain of £201 million in H1 2013, partially offset by a gain of £191 million on the disposal of RBS’s remaining interest in Direct Line Insurance Group in 2014. On a non-statutory basis non-interest income declined by £684 million or 13%, principally reflecting a 22% reduction in income from trading activities, in line with CIB’s smaller balance sheet and reduced risk profile.

●	A net gain of £170 million ($283 million) was recorded on CFG’s sale of its Illinois branch network.

●	Gains on the disposal of available-for-sale securities in Treasury were down £245 million to £215 million for H1 2014 (Q2 2014 - £15 million; Q1 2014 - £200 million).

●	Gain on redemption of own debt was £20 million compared with £191 million in H1 2013.

Q2 2014 compared with Q1 2014

●

Non-interest declined by £769 million or 28%, which included a charge of own credit of £190 million compared with a gain of £139 million in Q1 2014 and a gain of £191 million on the disposal of RBS’s remaining interest in Direct Line Insurance Group in Q1 2014. On a non-statutory basis non-interest income declined by £228 million or 10%, principally reflecting the seasonality of CIB income and lower disposal income in RCR. This was partly offset by the net gain on sale from CFG’s branch sale.

Analysis of results

Key points (continued)

Q2 2014 compared with Q2 2013

●

Non-interest income declined by £1,104 million which included a charge on own credit of £190 million compared with a gain of £127 million in Q2 2013. On a non-statutory basis non-interest income declined by £550 million or 21%, which included the weaker performance of Currencies within CIB. This was largely in line with overall market trends and reflected weak client demand and low volatility.

●

The movements discussed above were partly offset by the stronger performance of Rates in CIB and the net gain on sale of the Illinois retail branches, coupled with higher current account-related fee income.

Analysis of results

The following tables reconcile the non-statutory basis results (a non-GAAP financial measure) to the statutory basis results.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
Operating expenses	£m	£m	£m	£m	£m

Staff costs
- non-statutory basis	3,340	3,585	1,693	1,647	1,764
- restructuring costs	196	142	153	43	76
- RFS Holdings minority interest	-	-	(1)	1	-

Statutory basis	3,536	3,727	1,845	1,691	1,840
Premises and equipment
- non-statutory basis	1,079	1,079	485	594	526
- restructuring costs	196	25	137	59	22

Statutory basis	1,275	1,104	622	653	548
Other administrative expenses
- non-statutory basis	1,292	1,479	605	687	801
- restructuring costs	119	84	94	25	48
- litigation and conduct costs	250	620	250	-	570
- RFS Holdings minority interest	1	(2)	2	(1)	(1)

Statutory basis	1,662	2,181	951	711	1,418
Restructuring costs
- non-statutory basis	514	271	385	129	149
- staff expenses	(196)	(142)	(153)	(43)	(76)
- premises and equipment	(196)	(25)	(137)	(59)	(22)
- other	(119)	(84)	(94)	(25)	(48)
- Depreciation and amortisation	(3)	(20)	(1)	(2)	(3)

Statutory basis	-	-	-	-	-
Litigation and conduct costs
- non-statutory basis	250	620	250	-	570
- other administrative expenses	(250)	(620)	(250)	-	(570)

Statutory basis	-	-	-	-	-
Depreciation and amortisation
- non-statutory basis	551	716	282	269	346
- integration and restructuring	3	20	1	2	3
- RFS Holdings minority interest	-	-	(1)	1	-

Statutory basis	554	736	282	272	349
Write-down of goodwill and other intangible assets
- non-statutory basis	82	-	-	82	-
- write-down of goodwill	130	-	130	-	-

Statutory basis	212	-	130	82	-

Operating expenses - non-statutory basis	7,108	7,750	3,700	3,408	4,156

Operating expenses - statutory basis	7,239	7,748	3,830	3,409	4,155

Analysis of results

Key points

H1 2014 compared with H1 2013

●

Operating expenses were £509 million which included the write-down of goodwill of £130 million in H1 2014. On a non-statutory basis operating expenses were £642 million, 8%, lower. Non-statutory operating expenses excluding restructuring costs of £514 million (H1 2013 - £271 million) and litigation and conduct costs of £250 million (H1 2013 - £620 million) decreased by £515 million or 8% to £6,344 million. Much of the decrease was achieved in CIB through headcount reductions and tight control of discretionary expenditure. Overall operating expense trends are starting to show the benefits of the reshaping of the bank’s cost base.

●

Litigation and conducts costs totalled £250 million compared with £620 million in H1 2013, with an additional provision of £150 million (H1 2013 - £160 million) for Payment Protection Insurance redress recorded in UK PBB and a further £100 million (H1 2013 - £150 million) relating to interest rate hedging product redress booked within Commercial Banking and CIB. H1 2013 included provisions for other regulatory and legal actions of £385 million in CIB.

●	Restructuring costs increased by £243 million to £514 million, including significant charges in relation to Williams & Glyn and to the restructuring of the property portfolio.

Q2 2014 compared with Q1 2014

●

Operating expenses were up £421 million which included the write-down of goodwill of £130 million in Q2 2014. On a non-statutory basis operating expenses were up £292 million, 9% reflecting higher restructuring and litigation and conduct costs. Non-statutory operating expenses excluding restructuring costs of £385 million (Q1 2014 - £129 million) and litigation and conduct costs of £250 million decreased by £214 million or 7%. This was principally driven by lower staff costs in CIB, operational cost saving initiatives in CPB and lower costs in PBB. This was only partly offset by higher staff costs in RCR.

Q2 2014 compared with Q2 2013

●

Operating expenses were down £325 million, 8% reflecting lower litigation and conduct costs. On a non-statutory basis operating expenses were down £456 million, 11%, reflecting lower litigation and conduct costs. Non-statutory operating expenses excluding restructuring costs of £385 million (Q2 2013 - £149 million) and litigation and conduct costs of £250 million (Q2 2013 - £570 million) decreased by £372 million or 11%. The fall was consistent across all businesses, with notable declines in CIB (£114 million, 11%), CPB (£46 million, 7%). The decrease was helped by favourable foreign exchange movements.

Analysis of results

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
Impairment losses/(recoveries)	£m	£m	£m	£m	£m

Loans	271	2,161	(89)	360	1,125
Securities	(2)	(11)	(4)	2	(8)

Total impairment losses/(recoveries)	269	2,150	(93)	362	1,117

Loan impairment losses/(recoveries)
- individually assessed	113	1,472	(42)	155	826
- collectively assessed	348	734	221	127	293
- latent	(180)	(36)	(258)	78	15

Customer loans	281	2,170	(79)	360	1,134
Bank loans	(10)	(9)	(10)	-	(9)

Loan impairment losses/(recoveries)	271	2,161	(89)	360	1,125

RBS excluding RCR/Non-Core	290	1,258	36	254	659
RCR	(19)	n/a	(125)	106	n/a
Non-Core	n/a	903	n/a	n/a	466

RBS	271	2,161	(89)	360	1,125

Customer loan impairment charge as a % of
gross loans and advances (1)
RBS excluding RCR/Non-Core	0.2%	0.6%	-	0.3%	0.7%
RCR	(0.1%)	n/a	(1.7%)	1.2%	n/a
Non-Core	n/a	3.9%	n/a	n/a	4.0%

			30 June	31 March	31 December
			2014	2014	2013

Loan impairment provisions			£22.4bn	£24.2bn	£25.2bn
Risk elements in lending			£34.1bn	£37.4bn	£39.4bn
Provision coverage (2)			66%	65%	64%

Notes:

(1)	Excludes reverse repurchase agreements and includes disposals groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points

H1 2014 compared with H1 2013

●

Loan impairment losses declined sharply by £1,890 million or 87%, including £180 million of releases of latent provisions (H1 2013 - £36 million). Asset quality continued to improve in the UK and Ireland.

●	Loan impairments in RCR amounted to a net recovery of £19 million.

●	Provision coverage strengthened to 66% compared with 64% at the end of 2013. REIL were £5.3 billion lower and represented 8.3% of gross customer loans, compared with 9.4% at the end of 2013.

Q2 2014 compared with Q1 2014

●	A net recovery of £89 million was recorded in Q2 2014, compared with losses of £360 million in Q1 2014.

●

The improvement in loan impairment losses was driven by the release of latent provisions in CPB and CIB and by a strong credit performance in RCR (a net recovery of £125 million compared with losses of £106 million in Q1 2014).

●	REIL fell by £3.3 billion. As a percentage of gross loans to customers, REIL declined to 8.3% from 9.0% at 31 March 2014.

Analysis of results

Key points (continued)

Q2 2014 compared with Q2 2013

●	Loan impairment recoveries totalled £89 million compared with losses of £1,125 million in Q2 2013 which included £466 million in respect of Non-Core.

●

The improvement in impairments reflected significantly lower losses in Ulster Bank reflecting stronger credit metrics and the benefits of the investment in programmes to support customers in financial difficulty, and continued strong recoveries across UK PBB and release of latent provisions and non-repeat of significant individual cases in CPB.

●	In Q2 2014 loan impairment recoveries in RCR were £125 million.

Analysis of results

Capital and leverage ratios
	CRR end-point basis (1)
	30 June	31 March	31 December
	2014	2014	2013 (2)
Capital	£bn	£bn	£bn

CET1	39.7	39.1	36.8
Tier 1	39.7	39.1	36.8
Total	48.7	47.3	45.5

RWAs by risk

Credit risk
- non-counterparty	283.3	295.2	317.9
- counterparty	38.6	41.3	39.1
Market risk	33.4	41.0	30.3
Operational risk	36.8	36.8	41.8

	392.1	414.3	429.1

Risk asset ratios	%	%	%

CET1	10.1	9.4	8.6
Tier 1	10.1	9.4	8.6
Total	12.4	11.4	10.6

	30 June	31 March	31 December
Leverage ratio (3)	2014	2014	2013

Tier 1 capital - £bn	39.7	39.1	36.8
Exposure - £bn	1,070.2	1,083.4	1,082.0
Leverage ratio - % (3)	3.7	3.6	3.4

Notes:

(1)	Capital Requirements Regulation (CRR) as implemented by the Prudential Resolution Authority in the UK, with effect from 1 January 2014.
(2)	Estimated.
(3)

Leverage ratio is calculated using:

•       CRR end-point Tier 1 capital; and

•       Exposure measure based on guidance in the BCBS 270 proposal issued in January 2014, supplemented by the instructions in the March 2014 Basel III Quantitative Impact Study and the related FAQs.

See Appendix 1 for further details on capital and leverage.

Key points

30 June 2014 compared with 31 March 2014

●

The CRR end-point CET 1 ratio improved to 10.1% from 9.4%, principally driven by retained earnings after charging the initial DAS dividend of £320 million, and continuing reduction in RWAs and expected loss.

●	RWAs decreased by £22 billion principally reflecting the £12 billion fall in CIB driven by risk reductions and mitigation costs and £5 billion of run-off and disposals in RCR.

Analysis of results

Key points (continued)

Capital and leverage ratios (continued)

30 June 2014 compared with 31 December 2013

●

The CRR end-point CET 1 ratio improved to 10.1% from 8.6%, principally driven by retained earnings, continuing reduction in RWAs and regulatory capital deductions relating to deferred tax assets and expected loss.

●	RWAs decreased by £37 billion principally attributable to the risk reductions and mitigation actions in CIB, and run-off and disposals in RCR.

●	Leverage ratio improved by 30 basis points reflecting attributable profit, lower regulatory deductions as well as lower leverage exposure, particularly relating to derivatives in CIB.

For further details of RBS’s capital and leverage ratios refer to Appendix 1.

Analysis of results

	30 June	31 March	31 December
Balance sheet	2014	2014	2013

Total assets	£1,011bn	£1,024bn	£1,028bn
Derivatives	£275bn	£278bn	£288bn
Funded balance sheet (1)	£736bn	£746bn	£740bn
Net loans and advances to customers (2)	£387bn	£392bn	£393bn
Customer deposits (3)	£401bn	£404bn	£418bn
Loan:deposit ratio - RBS (4)	96%	97%	94%

Notes:

(1)	Funded balance sheet represents total assets less derivatives.
(2)	Excludes reverse repurchase agreements and stock borrowing, and includes disposal groups.
(3)	Excludes repurchase agreements and stock lending, and includes disposal groups.
(4)

Net of provisions, including disposal groups and excluding repurchase agreements. Excluding disposal groups, the loan:deposit ratios for RBS at 30 June 2014 was 96% (31 March 2014 - 97%; 31 December 2013 - 94%).

Key points

30 June 2014 compared with 31 March 2014

●	Funded assets decreased by £10 billion to £736 billion principally attributable to lower debt securities in CIB coupled with RCR run-off.

●

Net loans and advances to customers decreased by £5 billion to £387 billion principally driven by RCR run-off and disposals, the impact of stronger sterling on US dollar denominated loans, partly offset by good mortgage balance growth in UK PBB.

●

Customer deposits decreased by £3 billion driven by lower balances in CFG adversely impacted by foreign exchange movements, deposit repricing in Private Banking and lower balances in CIB. This was partly offset by increased deposit balances in UK PBB.

30 June 2014 compared with 31 December 2013

●	Funded assets decreased by £4 billion to £736 billion principally driven by RCR run-off.

●	Net loans and advances to customers decreased by £6 billion reflecting RCR run-off and the impact of currency movements.

●

Customer deposits fell by £17 billion reflecting a managed run-down of surplus liquidity. The customer funding surplus decreased to £14 billion, while the loan:deposit ratio increased by 2 percentage points to 96%.

Analysis of results

	30 June	31 March	31 December
Funding and liquidity metrics	2014	2014	2013

Deposits (1)	£440bn	£440bn	£453bn
Deposits as a percentage of funded balance sheet	60%	59%	61%
Short-term wholesale funding (2)	£34bn	£31bn	£32bn
Wholesale funding (2)	£102bn	£102bn	£108bn
Wholesale funding as a percentage of funded balance sheet	14%	14%	15%
Short-term wholesale funding as a percentage of funded balance sheet	5%	4%	4%
Short-term wholesale funding as a percentage of total wholesale funding	33%	30%	30%

Liquidity portfolio	£138bn	£131bn	£146bn
Liquidity portfolio as a percentage of funded balance sheet	19%	18%	20%
Liquidity portfolio as a percentage of short-term wholesale funding	406%	423%	456%

Notes:

(1)	Customer and bank deposits excluding repurchase agreements and stock lending and includes disposal groups.
(2)	Excludes derivative collateral.

Key points

30 June 2014 compared with 31 March 2014

●	The bank remains highly liquid with short-term wholesale funding covered 4 times by its liquidity portfolio as at 30 June 2014 (4.2 times as at 31 March 2014).

●	The liquidity portfolio increased by £7 billion to £138 billion, mainly driven by decreases in customer loan balances and higher Discount Window Facility assets.

30 June 2014 compared with 31 December 2013

●

The liquidity portfolio decreased by £8 billion to £138 billion, mainly driven by a targeted reduction in volatile financial institution deposits in the first quarter of 2014, partly offset by decreases in customer loan balances and higher Discount Window Facility assets in the second quarter.

●	Targeted reductions in long-term wholesale funding and customer deposits contributed to a 700 basis point decrease in the net stable funding ratio to 111%.

Segment performance

Key measures for each segment are shown in the tables below:

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Operating profit/(loss) by segment
UK Personal & Business Banking	994	688	484	510	268
Ulster Bank	55	(381)	46	9	(210)

Personal & Business Banking	1,049	307	530	519	58

Commercial Banking	635	413	314	321	229
Private Banking	145	88	70	75	47

Commercial & Private Banking	780	501	384	396	276

Corporate & Institutional Banking	308	(197)	(25)	333	(395)
Central items	91	553	86	5	352
Citizens Financial Group	421	353	277	144	167
RCR	(48)	n/a	66	(114)	n/a
Non-Core	n/a	(809)	n/a	n/a	(284)

Non statutory basis	2,601	708	1,318	1,283	174

Reconciling items
Own credit adjustments	(51)	376	(190)	139	127
Gain on redemption of own debt	20	191	-	20	242
Write-down of goodwill	(130)	-	(130)	-	-
Strategic disposals	191	-	-	191	6
RFS Holdings minority interest	21	99	12	9	(1)

Statutory basis	2,652	1,374	1,010	1,642	548

Impairment losses/(recoveries) by segment
UK Personal & Business Banking	148	256	60	88	126
Ulster Bank	57	503	10	47	263

Personal & Business Banking	205	759	70	135	389

Commercial Banking	31	282	(9)	40	155
Private Banking	-	7	1	(1)	2

Commercial & Private Banking	31	289	(8)	39	157

Corporate & Institutional Banking	(39)	223	(45)	6	144
Central items	(12)	(3)	(13)	1	(3)
Citizens Financial Group	104	51	31	73	32
RCR	(20)	n/a	(128)	108	n/a
Non-Core	n/a	831	n/a	n/a	398

Statutory and non-statutory basis	269	2,150	(93)	362	1,117

Segment performance

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	%	%	%	%	%

Net interest margin by segment
UK Personal & Business Banking	3.62	3.50	3.64	3.61	3.56
Ulster Bank	2.32	1.82	2.35	2.29	1.84

Personal & Business Banking	3.39	3.15	3.40	3.37	3.20

Commercial Banking	2.70	2.53	2.73	2.68	2.63
Private Banking	3.72	3.33	3.73	3.70	3.34

Commercial & Private Banking	2.90	2.69	2.91	2.89	2.77
	.
Corporate & Institutional Banking	0.88	0.72	0.90	0.85	0.67
Citizens Financial Group	2.94	2.90	2.93	2.94	2.89
RCR	(0.01)	n/a	0.08	(0.08)	n/a
Non-Core	n/a	(0.06)	n/a	n/a	0.15

RBS net interest margin	2.18	1.97	2.23	2.13	2.01

	30 June	31 March	31 December
	2014	2014	2013
	£bn	£bn	£bn

Funded assets by segment
UK Personal & Business Banking	133.6	132.8	132.2
Ulster Bank	26.6	26.0	28.0

Personal & Business Banking	160.2	158.8	160.2

Commercial Banking	88.6	89.6	87.9
Private Banking	20.8	21.1	21.0

Commercial & Private Banking	109.4	110.7	108.9

Corporate & Institutional Banking	278.7	286.6	268.6
Central items	90.3	89.5	101.9
Citizens Financial Group	75.7	75.7	71.3
RCR	20.9	24.3	n/a
Non-Core	n/a	n/a	28.0

	735.2	745.6	738.9
RFS Holdings minority interest	1.0	0.9	0.9

RBS funded assets	736.2	746.5	739.8

Segment performance

	FLB3			Basel 2.5
	30 June	31 March	1 January	31 December
	2014	2014	2014	2013
	£bn	£bn	£bn	£bn

Risk-weighted assets by segment
UK Personal & Business Banking	47.0	48.5	49.7	51.2
Ulster Bank	27.7	28.7	28.2	30.7

Personal & Business Banking	74.7	77.2	77.9	81.9

Commercial Banking	63.0	63.5	61.5	65.8
Private Banking	11.8	12.0	12.0	12.0

Commercial & Private Banking	74.8	75.5	73.5	77.8

Corporate & Institutional Banking	127.8	140.2	147.1	120.4
Other	14.8	15.5	19.4	16.2
Citizens Financial Group	60.7	61.3	60.6	56.1
RCR	35.1	40.5	46.7	n/a
Non-Core	n/a	n/a	n/a	29.2

RBS before RFS Holdings minority interest	387.9	410.2	425.2	381.6
RFS Holdings minority interest	4.2	4.1	3.9	3.9

RBS risk-weighted assets	392.1	414.3	429.1	385.5

Employee numbers by segment (full time equivalents rounded to the nearest hundred)	30 June	31 March	31 December
	2014	2014	2013

UK Personal & Business Banking	25,700	26,300	26,700
Ulster Bank	4,500	4,600	4,700

Personal & Business Banking	30,200	30,900	31,400

Commercial Banking	7,100	7,300	7,300
Private Banking	3,500	3,500	3,500

Commercial & Private Banking	10,600	10,800	10,800

Corporate & Institutional Banking	4,500	4,400	4,700
Centre	12,800	13,100	12,800
Citizens Financial Group	17,700	18,500	18,800
RCR	800	1,100	n/a
Non-Core	n/a	n/a	1,300

	76,600	78,800	79,800
Services	36,900	37,800	38,600
Integration and restructuring	100	100	200

RBS employee numbers	113,600	116,700	118,600

Personal & Business Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	2,599	2,502	1,321	1,278	1,270

Net fees and commissions	703	693	338	365	351
Other non-interest income	72	78	51	21	57

Non-interest income	775	771	389	386	408

Total income	3,374	3,273	1,710	1,664	1,678

Direct expenses
- staff costs	(576)	(593)	(288)	(288)	(302)
- other costs	(260)	(227)	(113)	(147)	(108)
Indirect expenses	(1,101)	(1,072)	(518)	(583)	(549)
Restructuring costs
- direct	2	(85)	2	-	(61)
- indirect	(35)	(45)	(43)	8	(26)
Litigation and conduct costs	(150)	(185)	(150)	-	(185)

Operating expenses	(2,120)	(2,207)	(1,110)	(1,010)	(1,231)

Profit before impairment losses	1,254	1,066	600	654	447
Impairment losses	(205)	(759)	(70)	(135)	(389)

Operating profit	1,049	307	530	519	58

Key metrics
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	17.0%	4.3%	17.4%	16.7%	1.7%
Net interest margin	3.39%	3.15%	3.40%	3.37%	3.20%
Cost:income ratio	63%	67%	65%	61%	73%

Note:

(1)	Return on equity is based on segmental operating profit after tax divided by average notional equity (based on 12% of the monthly average of segmental RWAs).

Personal & Business Banking

	30 June	31 March		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)	154.9	155.0	-	159.2	(3%)
Loan impairment provisions	(6.1)	(6.3)	(3%)	(8.4)	(27%)

Net loans and advances to customers	148.8	148.7	-	150.8	(1%)

Funded assets	160.2	158.8	1%	160.2	-
Risk elements in lending	9.1	9.2	(1%)	13.2	(31%)
Provision coverage (1)	67%	68%	(100bp)	63%	400bp

Customer deposits	166.7	165.7	1%	166.6	-
Assets under management (excluding deposits)	5.3	5.5	(4%)	5.8	(9%)
Loan:deposit ratio (excluding repos)	89%	90%	(100bp)	91%	(200bp)
Total risk-weighted assets	74.7	77.2	(3%)	81.9	(9%)

Note:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points

Personal & Business Banking (PBB) comprises the former UK Retail and business banking elements of former UK Corporate (UK Personal & Business Banking - UK PBB) and Ulster Bank reportable segments. PBB supports individuals in managing their personal and business banking, with a full range of financial services and advice. Through the RBS, NatWest, and Ulster Bank brands, PBB serves over 18 million personal and business customers in the UK and Ireland. Customers can choose how they manage their finances through access to our branches, online banking, fixed and mobile technology and one of the largest ATM networks in the UK and Ireland.

UK Personal & Business Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	2,276	2,200	1,152	1,124	1,118

Net fees and commissions	637	624	304	333	316
Other non-interest income	49	5	43	6	4

Non-interest income	686	629	347	339	320

Total income	2,962	2,829	1,499	1,463	1,438

Direct expenses
- staff costs	(451)	(469)	(226)	(225)	(235)
- other costs	(225)	(200)	(95)	(130)	(96)
Indirect expenses	(975)	(947)	(455)	(520)	(484)
Restructuring costs
- direct	(6)	(70)	(6)	-	(47)
- indirect	(13)	(39)	(23)	10	(22)
Litigation and conduct costs	(150)	(160)	(150)	-	(160)

Operating expenses	(1,820)	(1,885)	(955)	(865)	(1,044)

Profit before impairment losses	1,142	944	544	598	394
Impairment losses	(148)	(256)	(60)	(88)	(126)

Operating profit	994	688	484	510	268

UK Personal & Business Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Analysis of income by product
Personal advances	467	443	232	235	220
Personal deposits	302	227	160	142	124
Mortgages	1,287	1,277	649	638	649
Cards	374	419	176	198	210
Business banking	490	481	245	245	247
Other	42	(18)	37	5	(12)

Total income	2,962	2,829	1,499	1,463	1,438

Analysis of impairments by sector
Personal advances	79	84	40	39	49
Mortgages	5	26	4	1	16
Business banking	30	87	1	29	37
Cards	34	59	15	19	24

Total impairment losses	148	256	60	88	126

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Personal advances	2.1%	2.0%	2.1%	2.0%	2.4%
Mortgages	-	0.1%	-	-	0.1%
Business banking	0.4%	1.1%	-	0.8%	1.0%
Cards	1.3%	2.1%	1.1%	1.4%	1.7%

Total	0.2%	0.4%	0.2%	0.3%	0.4%

Key metrics
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	25.7%	16.4%	25.3%	26.0%	12.8%
Net interest margin	3.62%	3.50%	3.64%	3.61%	3.56%
Cost:income ratio	61%	67%	64%	59%	73%

Note:

(1)	Return on equity is based on segmental operating profit after tax divided by average notional equity (based on 12% of the monthly average of segmental RWAs).

UK Personal & Business Banking

	30 June	31 March		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- personal advances	7.5	7.9	(5%)	8.1	(7%)
- mortgages	101.8	100.4	1%	99.3	3%
- business	14.6	14.6	-	14.6	-
- cards	5.3	5.5	(4%)	5.8	(9%)

	129.2	128.4	1%	127.8	1%
Loan impairment provisions	(2.8)	(2.9)	(3%)	(3.0)	(7%)

Net loans and advances to customers	126.4	125.5	1%	124.8	1%

Funded assets	133.6	132.8	1%	132.2	1%
Risk elements in lending	4.2	4.5	(7%)	4.7	(11%)
Provision coverage (1)	66%	65%	100bp	63%	300bp

Customer deposits
- personal current accounts	34.2	33.8	1%	32.5	5%
- personal savings	80.9	81.1	-	82.3	(2%)
- business/commercial	30.9	29.7	4%	30.1	3%

Total customer deposits	146.0	144.6	1%	144.9	1%

Assets under management (excluding deposits)	5.3	5.5	(4%)	5.8	(9%)
Loan:deposit ratio (excluding repos)	87%	87%	-	86%	100bp

Risk-weighted assets (2)
- Credit risk (non-counterparty)	37.5	39.0	(4%)	41.4	(9%)
- Operational risk	9.5	9.5	-	9.8	(3%)

Total risk-weighted assets	47.0	48.5	(3%)	51.2	(8%)

Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

UK Personal & Business Banking

Key points

The strategic goal of UK PBB is to become the number one personal and business bank for customer trust and advocacy in the UK. To support this, investment of over £1 billion is planned between 2014 and 2017. Through to the end of June 2014 these initiatives included:

●

Further enhancements to the customer experience were introduced to UK PBB’s mobile and digital services. The business currently has more than 5.5 million online users, and 2.8 million customers now using its mobile application, transacting more than £10 billion in digital payments on an annual basis.

●

UK PBB continued its branch refurbishment programme and completed the roll-out of WiFi across the branch network and expanded its ATM network to include increased presence at shopping centres and train stations across the UK.

●

UK PBB continued to focus on streamlining processes offering pre-approved loans through online banking and allowing mortgage customers to service their accounts online. We are moving further towards our goal of responding intelligently to each individual customer via their channel of choice.

In line with UK PBB’s goal of responsible lending, we introduced the new Clear Rate Credit card in March 2014 ending zero percent balance transfer deals that then revert to higher rates when the deal expires. This product is designed specifically for those customers that want to control and reduce their debt over time without the need to move their balance from card to card or remember when their introductory offer comes to an end.

The CashBack Plus scheme, which rewards personal debit card users through selected retailers, was launched in August 2013 and continued to expand, with more than 1.2 million customers now registered. In February 2014, CashBack Plus won ‘Best Card Benefits Programme’ at the annual Cards and Payments awards.

Business Banking is the number one business banking franchise in the UK, with a 23% current account market share. The bank’s share of business start-ups increased by 2 percentage points to 24% in the 6 months to June with strong gross new lending over the same period. Net promoter scores improved in the relationship-managed space and UK PBB believes that bringing together Personal and Business banking will enable it to more ably satisfy customer needs.

H1 2014 compared with H1 2013

●

Operating profit increased by 44% to £994 million, with restructuring costs down £90 million to £19 million. Operating profit, excluding restructuring, litigation and conduct costs of £169 million (H1 2013 - £269 million) increased by 22% to £1,163 million, driven by income growth of 5% and a 42% decline in impairment losses.

●

Net interest income increased by 3% to £2,276 million, driven by strong deposit growth of 4%, improved margins, and increased personal mortgage balances, up 4%, partly offset by lower income from unsecured lending.

●

Non-interest income increased by 9%, to £686 million, primarily driven by higher current account-related fee income and higher insurance profit share. Debit card transactional spend increased by 8%, supported by the CashBack Plus programme.

UK Personal & Business Banking

Key points (continued)

H1 2014 compared with H1 2013 (continued)

●

Direct costs were up 1% at £676 million, with higher customer compensation and marketing costs only partly offset by a decrease in staff costs driven by lower headcount. Indirect costs were 3% higher at £975 million, reflecting a technology write-off in Q1 2014 of £60 million.

●	Impairments were £108 million lower due to improved asset quality and lower default volumes.

●	Risk-weighted assets decreased by 10%, reflecting improvements in the quality of the book and business model enhancements, partly offset by mortgage balance growth.

Q2 2014 compared with Q1 2014

●

Operating profit decreased by 5% to £484 million, reflecting additional conduct costs of £150 million for Payment Protection Insurance redress. Operating profit, excluding restructuring, litigation and conduct costs of £179 million (Q1 2014 – (£10) million) increased by 33% to £663 million, driven by income growth of 2% and lower costs (down 11%). Impairments also continued to improve.

●

Net interest income increased by 2% to £1,152 million, primarily due to improved deposit income from increased balances and margins. Strong mortgage balance growth of £1.4 billion (gross new business lending market share was 10%) was offset by modest pressure on mortgage margins.

●	Non-interest income increased by 2% to £347 million, largely due to higher insurance profit share. Card transaction-related fee income improved with transaction levels up 6%.

●	Direct costs decreased by 10% to £321 million driven by a remediation provision of £15 million in Q1 2014. Indirect costs declined by 13% to £455 million.

●

Impairments were £28 million lower due to lower customer defaults across all products, reflecting continued improvement in asset quality. Recoveries across personal and business banking continued to improve.

●	Risk-weighted assets decreased by 3%, reflecting personal unsecured balance reductions partly offset by mortgage balance growth.

Q2 2014 compared with Q2 2013

●

Operating profit increased by 81% to £484 million, with restructuring, litigation and conduct costs down £50 million to £179 million. Operating profit, excluding restructuring, litigation and conduct costs of £179 million (Q2 2013 - £229 million) increased by 33% to £663 million, with income up 4% and operating expenses, excluding restructuring and litigation and conduct costs, down 5%. Impairments also improved, halving to £60 million.

●	Net interest income increased by 3% to £1,152 million, driven by strong deposit income with balance growth of 4% and improved margins.

●	Non-interest income increased by 8% to £347 million, benefiting from higher current account-related fee income and higher insurance profit share.

●	Direct costs of £321 million were 3% lower, with staff cost benefits from lower headcount. Indirect costs were down 6%.

●	Impairments decreased by 52%, to £60 million, reflecting improvements in the quality of the book and continued strong recoveries across UK PBB.

Ulster Bank

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	323	302	169	154	152

Net fees and commissions	66	69	34	32	35
Other non-interest income	23	73	8	15	53

Non-interest income	89	142	42	47	88

Total income	412	444	211	201	240

Direct expenses
- staff costs	(125)	(124)	(62)	(63)	(67)
- other costs	(35)	(27)	(18)	(17)	(12)
Indirect expenses	(126)	(125)	(63)	(63)	(65)
Restructuring costs
- direct	8	(15)	8	-	(14)
- indirect	(22)	(6)	(20)	(2)	(4)
Litigation and conduct costs	-	(25)	-	-	(25)

Operating expenses	(300)	(322)	(155)	(145)	(187)

Profit before impairment losses	112	122	56	56	53
Impairment losses	(57)	(503)	(10)	(47)	(263)

Operating profit/(loss)	55	(381)	46	9	(210)

Ulster Bank

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Analysis of income by business
Corporate	134	170	65	69	88
Retail	190	209	100	90	120
Other	88	65	46	42	32

Total income	412	444	211	201	240

Analysis of impairments by sector
Mortgages	35	181	16	19	91
Commercial real estate
- investment	9	97	1	8	51
- development	(6)	26	(3)	(3)	12
Other corporate	8	186	(9)	17	111
Other lending	11	13	5	6	(2)

Total impairment losses	57	503	10	47	263

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Mortgages	0.4%	1.8%	0.4%	0.4%	1.8%
Commercial real estate
- investment	1.8%	5.4%	0.4%	3.2%	5.7%
- development	(3.0%)	7.4%	(3.0%)	(3.0%)	6.9%
Other corporate	0.3%	5.0%	(0.7%)	1.3%	5.9%
Other lending	2.2%	2.0%	2.0%	2.4%	(0.6%)

Total	0.4%	3.1%	0.2%	0.7%	3.2%

Key metrics
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	2.7%	(14.9%)	4.6%	0.9%	(16.8%)
Net interest margin	2.32%	1.82%	2.35%	2.29%	1.84%
Cost:income ratio	73%	73%	73%	72%	78%

Note:

(1)	Return on equity is based on segmental operating profit after tax divided by average notional equity (based on 12% of the monthly average of segmental RWAs).

Ulster Bank

	30 June	31 March		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
Mortgages	18.1	18.8	(4%)	19.0	(5%)
Commercial real estate
- investment	1.0	1.0	-	3.4	(71%)
- development	0.4	0.4	-	0.7	(43%)
Other corporate	5.2	5.4	(4%)	7.1	(27%)
Other lending	1.0	1.0	-	1.2	(17%)

	25.7	26.6	(3%)	31.4	(18%)
Loan impairment provisions	(3.3)	(3.4)	(3%)	(5.4)	(39%)

Net loans and advances to customers	22.4	23.2	(3%)	26.0	(14%)

Funded assets	26.6	26.0	2%	28.0	(5%)
Risk elements in lending
- Mortgages	3.3	3.1	6%	3.2	3%
- Commercial real estate
- investment	0.3	0.3	-	2.3	(87%)
- development	0.2	0.2	-	0.5	(60%)
- Other corporate	0.9	0.9	-	2.3	(61%)
- Other lending	0.2	0.2	-	0.2	-

Total risk elements in lending	4.9	4.7	4%	8.5	(42%)
Provision coverage (1)	68%	72%	(400bp)	64%	400bp

Customer deposits	20.7	21.1	(2%)	21.7	(5%)
Loan:deposit ratio (excluding repos)	108%	110%	(200bp)	120%	(1,200bp)

Risk-weighted assets (2)
- Credit risk
- non-counterparty	26.0	26.7	(3%)	28.2	(8%)
- counterparty	0.1	0.3	(67%)	0.3	(67%)
- Market risk	0.1	0.2	(50%)	0.5	(80%)
- Operational risk	1.5	1.5	-	1.7	(12%)

Risk-weighted assets	27.7	28.7	(3%)	30.7	(10%)

Spot exchange rate - €/£	1.25	1.21		1.20

Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

Ulster Bank

Key points

Ulster Bank returned to profitability in H1 2014, the first half-yearly profit recorded since 2008. The macroeconomic environment across the island of Ireland has stabilised considerably but trading conditions continue to be volatile and the regulatory environment remains challenging.

Key financial highlights:

●	The transfer of assets to RCR coupled with the benefits of the investment in programmes to support customers in financial difficulty has driven a significant reduction in impairment losses.

●	Lending activity has increased in 2014, albeit repayments continue to exceed new lending.

●	Net interest margin has improved reflecting a strong focus on reducing the overall cost of funding for Ulster Bank.

●	Tight management of expenses remains a key priority; however the investment required to address legacy issues remains significant.

●	The right-sizing of the branch network and rationalising of the property footprint is progressing.

●

The number of mortgage customers more than 90 days in arrears has declined in each of the last 15 months, a trend not seen elsewhere in the market. This reflects the investment made to support customers in financial difficulty.

Further progress was made in H1 2014 to make it simple and easy for customers to do business:

●

There has been a significant increase in new lending activity following the launch of the big YES mortgage campaign and ‘Ahead for Business’ campaign. New mortgage lending increased by 44% compared with the same period in 2013 while over £650 million of new lending has been made available to business customers.

●	Customers have continued to move towards direct channels with 86% of all activity now outside the traditional branch.

●	The separation of Ulster Bank batch processing from NatWest and RBS brands was successfully delivered in H1 2014. This significantly reduces the risk of disruption to customers.

The creation of RCR resulted in the net transfer of £4.4 billion of gross assets to RCR on 1 January 2014. This has had a significant impact on the comparison of 2014 financial performance with that reported in 2013.

H1 2014 compared with H1 2013

●

Ulster Bank posted an operating profit of £55 million for H1 2014, compared with a loss of £381 million in H1 2013, with the improvement primarily driven by a significant reduction in impairment losses across all portfolios. Operating profit, excluding restructuring, litigation and conduct costs of £14 million (H1 2013 - £46 million) was £69 million for H1 2014, compared with a loss of £335 million for H1 2013.

●

Net interest margin increased by 50 basis points to 2.32% primarily reflecting a significant reduction in deposit pricing coupled with the impact of the transfer of underperforming assets to RCR. Net interest income increased by £21 million with the benefit of deposit repricing partly offset by lower income on the tracker mortgage book following reductions in the European Central Bank refinancing interest rate.

●

Non-interest income decreased by £53 million primarily due to a favourable mark-to-market movement of £36 million on economic hedges on the mortgage portfolio in H1 2013 as well as the impact of the asset transfer to RCR.

Ulster Bank

Key points (continued)

H1 2014 compared with H1 2013 (continued)

●

Operating expenses decreased by £22 million reflecting lower headcount and a £32 million reduction in restructuring, litigation and conduct costs, only partly offset by the impact of a cost realignment following the creation of RCR, £22 million, and the introduction of the new bank levy in the Republic of Ireland, £8 million.

●

Impairment losses decreased by £446 million or 89% with reductions across all portfolios. This reflects further de-risking of the balance sheet following the transfer of underperforming assets to RCR and the benefit of the ongoing reduction in mortgage arrears.

●	The loan:deposit ratio of 108% improved by 12 percentage points during H1 2014, largely reflecting the impact of the transfer of loan balances to RCR.

Q2 2014 compared with Q1 2014

●

Operating profit increased by £37 million to £46 million driven by higher income and a further reduction in impairment losses, partly offset by higher restructuring costs. Operating profit, excluding restructuring, litigation and conduct costs of £12 million (Q1 2014 - £2 million) was up £47 million to £58 million.

●

Total income increased by £10 million to £211 million. Net interest income increased by £15 million, to £169 million, reflecting lower funding costs and the recognition of interest income on previously non-performing assets. Net interest margin increased by 6 basis points to 2.35%.

●

Operating expenses, excluding restructuring costs of £12 million, remained stable. Restructuring costs increased by £10 million as Ulster Bank continued to adjust its property footprint. The cost:income ratio, excluding restructuring, litigation and conduct costs of £12 million (Q1 2014 - £2 million) improved by 3 percentage points to 68% driven by higher income.

●

Impairment losses decreased by £37 million largely due to the release of a provision on a segment of the corporate portfolio. Within the mortgage portfolio, a change to the treatment of arrears capitalisations led to a 6% increase in risk elements in lending and a shift in the provisioning of these cases from latent to collective. This, coupled with improving credit metrics, contributed to a £102 million latent provision release in Q2.

●	Loan:deposit ratio improved from 110% to 108%.

Q2 2014 compared with Q2 2013

●

A significant reduction in impairment losses was the key driver of the £256 million improvement in operating profit. Operating profit, excluding restructuring, litigation and conduct costs of £12 million (Q2 2013 - £43 million) was up £225 million to £58 million.

●

Total income decreased by £29 million primarily due to a number of substantial one-off gains in Q2 2013 in non-interest income. Net interest income increased by £17 million to £169 million largely driven by initiatives to reduce Ulster bank’s funding costs. Net interest margin increased by 51 basis points reflecting improved deposit margins coupled with the impact of the asset transfer to RCR.

●

Operating expenses reduced by £32 million largely due to a reduction in litigation and conduct costs. Excluding restructuring, litigation and conduct costs of £12 million (Q2 2013 - £43 million), operating expenses were flat with the benefit of lower headcount offset by the cost realignment following the creation of RCR, £11 million, and the introduction of the new bank levy in the Republic of Ireland, £4 million.

●	Impairment losses improved by £253 million or 96%, reflecting stronger credit metrics across all portfolios.

Commercial & Private Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,343	1,253	685	658	643

Net fees and commissions	620	657	311	309	334
Other non-interest income	150	170	74	76	101

Non-interest income	770	827	385	385	435

Total income	2,113	2,080	1,070	1,043	1,078

Direct expenses
- staff	(426)	(427)	(213)	(213)	(215)
- other	(155)	(175)	(74)	(81)	(94)
Indirect expenses	(606)	(629)	(293)	(313)	(317)
Restructuring costs
- direct	(42)	(15)	(42)	-	(8)
- indirect	(23)	(19)	(22)	(1)	(11)
Litigation and conduct costs	(50)	(25)	(50)	-	-

Operating expenses	(1,302)	(1,290)	(694)	(608)	(645)

Profit before impairment losses	811	790	376	435	433
Impairment (losses)/recoveries	(31)	(289)	8	(39)	(157)

Operating profit	780	501	384	396	276

Key metrics
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	12.9%	7.8%	12.8%	13.1%	8.6%
Net interest margin	2.90%	2.69%	2.91%	2.89%	2.77%
Cost:income ratio	62%	62%	65%	58%	60%

Note:

(1)	Return on equity is based on segmental operating profit after tax divided by average notional equity (based on 12% of the monthly average of segmental RWAs).

Commercial & Private Banking

	30 June	31 March		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)	101.7	103.0	(1%)	101.8	-
Loan impairment provisions	(1.3)	(1.4)	(7%)	(1.6)	(19%)

Net loans and advances to customers	100.4	101.6	(1%)	100.2	-

Funded assets	109.4	110.7	(1%)	108.9	-
Assets under management (Private Banking)	28.7	28.5	1%	29.7	(3%)
Risk elements in lending	3.1	3.7	(16%)	4.6	(33%)
Provision coverage (1)	40%	38%	200bp	38%	200bp

Customer deposits (excluding repos)	123.9	124.2	-	127.9	(3%)
Loan:deposit ratio	81%	82%	(100bp)	78%	300bp

Risk-weighted assets (2)
- Credit risk
- non-counterparty	66.3	67.2	(1%)	69.7	(5%)
- counterparty	0.1	-	-	-	-
- Market risk	0.1	-	-	0.1	-
- Operational risk	8.3	8.3	-	8.0	4%

	74.8	75.5	(1%)	77.8	(4%)

Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

Key points

Commercial & Private Banking comprises parts of the former UK Corporate, Wealth and International Banking divisions. It is committed to supporting the bank’s ambition to be the number one bank for customer service, trust and advocacy in its chosen markets by 2020. Commercial Banking’s customers range from UK businesses with an annual turnover of £2 million up to large UK corporations, including real estate and institutional customers. Aligning the Private Banking business with Commercial Banking will enable the bank to better serve and connect those who own and run businesses.

With a set of strong brands including NatWest, Lombard, Coutts and Adam & Company, the Commercial & Private Banking business provides its customers with dedicated relationship management and access to sophisticated products and services including lending, speciality finance, transaction banking, risk management and wealth management.

During the remainder of 2014, the Private Banking and Commercial Banking teams will continue to join forces to increase business in the UK.

Commercial Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	999	936	511	488	484

Net fees and commissions	448	477	227	221	243
Other non-interest income	121	136	60	61	82

Non-interest income	569	613	287	282	325

Total income	1,568	1,549	798	770	809

Direct expenses
- staff	(267)	(254)	(134)	(133)	(127)
- other	(122)	(145)	(59)	(63)	(77)
Indirect expenses	(401)	(401)	(189)	(212)	(205)
Restructuring costs
- direct	(40)	(14)	(40)	-	(7)
- indirect	(22)	(15)	(21)	(1)	(9)
Litigation and conduct costs	(50)	(25)	(50)	-	-

Operating expenses	(902)	(854)	(493)	(409)	(425)

Profit before impairment losses	666	695	305	361	384
Impairment (losses)/recoveries	(31)	(282)	9	(40)	(155)

Operating profit	635	413	314	321	229

Commercial Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Analysis of income by business
Commercial lending	894	962	448	446	501
Deposits	153	88	81	72	50
Asset and invoice finance	366	334	186	180	170
Other	155	165	83	72	88

Total income	1,568	1,549	798	770	809

Analysis of impairments by sector
Commercial real estate	(6)	162	(17)	11	100
Asset and invoice finance	2	6	-	2	5
Private sector education, health, social work,
recreational and community services	(10)	63	-	(10)	40
Banks & financial institutions	1	2	(1)	2	-
Wholesale and retail trade repairs	14	3	2	12	(4)
Hotels and restaurants	(1)	19	(4)	3	8
Manufacturing	7	(4)	4	3	(5)
Construction	4	(1)	2	2	(4)
Other	20	32	5	15	15

	31	282	(9)	40	155

Loan impairment charge as % of gross
customer loans and advances by sector
Commercial real estate	(0.1%)	1.5%	(0.4%)	0.2%	1.8%
Asset and invoice finance	-	0.1%	-	0.1%	0.2%
Private sector education, health, social work,
recreational and community services	(0.3%)	1.6%	-	(0.5%)	2.1%
Banks & financial institutions	-	0.1%	(0.1%)	0.1%	-
Wholesale and retail trade repairs	0.5%	0.1%	0.1%	0.8%	(0.3%)
Hotels and restaurants	(0.1%)	0.9%	(0.5%)	0.3%	0.7%
Manufacturing	0.4%	(0.2%)	0.4%	0.3%	(0.5%)
Construction	0.4%	(0.1%)	0.4%	0.4%	(0.7%)
Other	0.2%	0.3%	0.1%	0.3%	0.3%

Total	0.1%	0.7%	-	0.2%	0.7%

Key metrics
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	12.5%	7.6%	12.4%	12.6%	8.5%
Net interest margin	2.70%	2.53%	2.73%	2.68%	2.63%
Cost:income ratio	58%	55%	62%	53%	53%

Note:

(1)	Return on equity is based on segmental operating profit after tax divided by average notional equity (based on 12% of the monthly average of segmental RWAs).

Commercial Banking

	30 June	31 March		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- Commercial real estate	18.8	19.0	(1%)	20.2	(7%)
- Asset and invoice finance	13.7	13.6	1%	11.7	17%
- Private sector education, health, social work,
recreational and community services	7.2	7.5	(4%)	7.9	(9%)
- Banks & financial institutions	6.9	7.3	(5%)	6.9	-
- Wholesale and retail trade repairs	5.9	6.0	(2%)	5.8	2%
- Hotels and restaurants	3.3	3.6	(8%)	3.6	(8%)
- Manufacturing	3.9	3.7	5%	3.7	5%
- Construction	2.0	2.1	(5%)	2.1	(5%)
- Other	23.4	23.4	-	23.1	1%

	85.1	86.2	(1%)	85.0	-
Loan impairment provisions	(1.2)	(1.3)	(8%)	(1.5)	(20%)

Net loans and advances to customers	83.9	84.9	(1%)	83.5	0%

Funded assets	88.6	89.6	(1%)	87.9	1%
Risk elements in lending	2.9	3.4	(15%)	4.3	(33%)
Provision coverage (1)	41%	37%	400bp	38%	300bp

Customer deposits (excluding repos)	88.0	87.6	-	90.7	(3%)
Loan:deposit ratio	95%	97%	(200bp)	92%	300bp

Risk-weighted assets (2)
- Credit risk (non-counterparty)	56.6	57.1	(1%)	59.7	(5%)
- Operational risk	6.4	6.4	-	6.1	5%

	63.0	63.5	(1%)	65.8	(4%)

Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

Key points

During the first half of 2014, the Commercial Banking business has been reshaped to meet the needs of its customers in the most efficient way. Complexity and costs are targeted to decline, with lower staff levels, predominantly in non-customer-facing departments, supported by focused investment aimed at making it easier for customers to do business:

●	Over 40 additional experienced relationship managers have been allocated to serve Commercial Banking customers, with a central focus on lending.

●	Lending procedures are changing to speed up the process and to meet the business’s commitment to make all but the most complex loan decisions within five days by the end of 2014.

●	A new online loan application facility for smaller business customers was launched in February 2014, which will be extended to larger SMEs over the course of 2014.

●	Two-thirds of lending decisions are now made locally.

●	60% of Relationship Managers have now completed an accreditation programme.

Commercial Banking

Key points (continued)

Whilst these changes and investments are being made, Commercial Banking continued to focus on delivering for its customers:

●	An additional 5,000 customers have received proactive ‘Statements of Appetite’, bringing the total to over 17,000. Over £7 billion of new or additional funding has now been offered.

●	The number of complaints from SME customers fell by 7.5% compared to last year.

●	A positive trend in the Net Promoter Score has been achieved over the last 12 months.

●	For the sixth consecutive year, Lombard received the Business Moneyfacts award for ‘Best Leasing & Asset Finance Provider’.

H1 2014 compared with H1 2013

●

Operating profit increased to £635 million delivering a return on equity of 12.5% with lower impairments and higher income more than offsetting increased charges for restructuring, litigation and conduct costs (£58 million). Excluding restructuring costs of £62 million (H1 2013 - £29 million) and conduct costs of £50 million (H1 2013 - £25 million), operating profit increased by £280 million and return on equity was 14.7%.

●	Net interest income increased by 7% reflecting re-pricing activity, partially offset by reduced yields on current accounts due to the continued low rate environment.

●

Non-interest income decreased by 7% from lower other income (£56 million), including fees and disposal gains (£27 million), a decline in CIB (Markets) revenue share income (£17 million) partially offset by lower costs arising from closing out interest rate hedging products associated with impaired loans (£30 million).

●

Operating expenses increased by £48 million from higher restructuring and conduct related costs (£58 million), including interest rate swap redress, up £25 million, partially offset by direct costs down £10 million as cost saving initiatives start to take effect.

●

Impairments were down £251 million reflecting fewer individual cases across the portfolio, primarily in mid to large corporate and latent provision releases of £58 million, as credit conditions improved in Q2 2014.

●	The loan:deposit ratio increased by 200 basis points to 95%, primarily a result of reduced deposits, down 3%, reflecting the rebalancing of the Bank’s liquidity position.

●	Risk-weighted assets were £2.8 billion lower reflecting the net movement of transfers to RCR and from Non-Core, effective from 1 January 2014.

Q2 2014 compared with Q1 2014

●

Operating profit declined by 2% as increased income and lower impairments were more than offset by higher restructuring, litigation and conduct costs. Excluding these costs of £111 million (Q1 2014 - £1 million), operating profit increased by £103 million.

●	Net interest income increased by 5% from margin expansion on deposits and the benefit of an additional day in the quarter.

●	Non-interest income increased by 2% primarily from improved transaction services income £7 million, with stable income from asset finance, CIB revenue share and other lending fees.

●

Operating expenses, up 21%, were impacted by £61 million of restructuring costs in the quarter, as the business aligns itself to better support its customers, and included a £50 million charge for interest rate swap redress. Operating expenses, excluding restructuring and litigation and conduct costs of £111 million (Q1 2014 - £1 million), decreased by 6% due to operational cost saving initiatives.

Commercial Banking

Key points (continued)

Q2 2014 compared with Q1 2014 (continued)

●	Impairments declined by £49 million primarily from a release of latent provisions of £58 million as credit conditions improved.

●	The loan:deposit ratio declined by 200 basis points from a 1% decline in asset volumes, most of which was in the mid to large corporate business.

●	Risk-weighted assets decreased by 1% primarily due to balance sheet movements.

Q2 2014 compared with Q2 2013

●	Operating profit improved by £85 million, driven by lower impairments partially offset by higher restructuring, litigation and conduct charges.

●	Net interest income increased by 6% in line with the half year trends noted above. Improved margins from re-pricing activity offset lower yields due to the continued low interest rate environment.

●

Non-interest income decreased by 12% from lower CIB (Markets) revenue share and gains from equity disposals partially offset by the reduced close out charges on interest rate hedging products as noted above.

●	Operating expenses were up reflecting increased restructuring, litigation and conduct costs in Q2 2014, which were partially offset by lower direct and indirect costs.

●	Impairments decreased by £164 million reflecting fewer significant individual cases and the latent provisions release in Q2 2014.

Private Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	344	317	174	170	159

Net fees and commissions	172	180	84	88	91
Other non-interest income	29	34	14	15	19

Non-interest income	201	214	98	103	110

Total income	545	531	272	273	269

Direct expenses
- staff	(159)	(173)	(79)	(80)	(88)
- other	(33)	(30)	(15)	(18)	(17)
Indirect expenses	(205)	(228)	(104)	(101)	(112)
Restructuring costs
- direct	(2)	(1)	(2)	-	(1)
- indirect	(1)	(4)	(1)	-	(2)

Operating expenses	(400)	(436)	(201)	(199)	(220)

Profit before impairment losses	145	95	71	74	49
Impairment (losses)/recoveries	-	(7)	(1)	1	(2)

Operating profit	145	88	70	75	47

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Analysis of income by business
Investments	90	97	45	45	49
Banking	455	434	227	228	220

Total income	545	531	272	273	269

Key metrics
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	15.0%	8.9%	14.5%	15.3%	9.4%
Net interest margin	3.72%	3.33%	3.73%	3.70%	3.34%
Cost:income ratio	73%	82%	74%	73%	82%

Note:

(1)	Return on equity is based on segmental operating profit after tax divided by average notional equity (based on 12% of the monthly average of segmental RWAs).

Private Banking

	30 June	31 March		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- personal	5.5	5.5	-	5.5	-
- mortgages	8.7	8.7	-	8.7	-
- other	2.4	2.6	(8%)	2.6	(8%)

	16.6	16.8	(1%)	16.8	(1%)
Loan impairment provisions	(0.1)	(0.1)	-	(0.1)	-

Net loans and advances to customers	16.5	16.7	(1%)	16.7	(1%)

Funded assets	20.8	21.1	(1%)	21.0	(1%)
Assets under management	28.7	28.5	1%	29.7	(3%)
Risk elements in lending	0.2	0.3	(33%)	0.3	(33%)
Provision coverage (1)	39%	45%	(600bp)	43%	(400bp)

Customer deposits (excluding repos)	35.9	36.6	(2%)	37.2	(3%)
Loan:deposit ratio	46%	45%	100bp	45%	100bp

Risk-weighted assets (2)
- Credit risk
- non-counterparty	9.7	10.1	(4%)	10.0	(3%)
- counterparty	0.1	-	-	-	-
- Market risk	0.1	-	-	0.1	-
- Operational risk	1.9	1.9	-	1.9	-

	11.8	12.0	(2%)	12.0	(2%)

Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

Key points

The Private Banking business continues to invest in expanding its product offering in response to client demand for global, integrated solutions. Enhancements in the first half of 2014 included the introduction of an around-the-clock weekday dealing capability for foreign exchange products, serving Coutts’s UK and international client-base.

We are currently reviewing our strategy, focusing on options for our non-UK related activities. The review is expected to complete later in the year.

In the UK, further refinements to Coutts’s Retail Distribution Review compliant advice framework have improved efficiency, with total assets under advice now standing at £4.5 billion.

Private Banking

Key points (continued)

H1 2014 compared with H1 2013

●

Operating profit was £145 million for the first half of 2014, delivering a return on equity of 15.0%. Excluding restructuring costs of £3 million (H1 2013 - £5 million), operating profit increased by £55 million and the return on equity was 15.3%, driven by improved income, lower operating expenses and lower impairments.

●

Total income was £14 million, or 3%, higher. Net interest income increased by £27 million due to a combination of improved deposit margins following a re-pricing exercise in the UK and lower treasury charges. Non-interest income declined by £13 million reflecting the impact of adverse foreign exchange movements and lower transactional activity in the international business.

●

Operating expenses declined by 8% to £400 million. Operating expenses excluding restructuring, litigation and conduct costs of £3 million (H1 2013 - £5 million) were down £34 million, 8%, at £397 million reflecting savings from the streamlining of the property footprint, favourable foreign exchange movements, reduced headcount and the continued management of discretionary costs.

●	Impairment charges declined by £7 million as a result of fewer specific impairments.

●

Client assets and liabilities were 7% lower than the previous year, with the decrease in assets under management driven by low margin custody asset outflows, adverse foreign exchange movements, portfolio exits and reduced balances in the UK. Deposits were £3.0 billion lower, largely as a result of re-pricing action in the UK. Lending declined by £0.5 billion as repayments outstripped new lending in the latter part of 2013.

Q2 2014 compared with Q1 2014

●	Operating profit was £70 million for the quarter, £5 million lower, largely as a result of a small increase in impairments and operating expenses, with income broadly flat.

●	Operating expenses were up £2 million, wholly as a result of increased restructuring costs.

●

Client assets and liabilities were 1% lower than the prior quarter, wholly driven by a £0.7 billion reduction in deposits following the UK re-pricing exercise and outflows in the international business. Assets under management increased by £0.2 billion due to positive market movements. Lending remained broadly flat.

Q2 2014 compared with Q2 2013

●	Operating profit increased by £23 million benefitting from higher income, lower costs and lower impairments.

●

Total income was £3 million, 1%, higher. Net interest income rose by £15 million due to improved deposit margins following a re-pricing exercise in the UK and lower treasury charges. Non-interest income declined by £12 million largely as a result of adverse foreign exchange movements and lower transactional activity in the international business.

●

Operating expenses declined by £19 million reflecting savings from the streamlining of the property footprint, reduced headcount, beneficial foreign exchange movements and the continued tight management of discretionary costs.

Corporate & Institutional Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	365	313	186	179	141

Net fees and commissions	490	556	247	243	275
Income from trading activities	1,482	1,753	597	885	787
Other operating income	90	86	46	44	33

Non-interest income	2,062	2,395	890	1,172	1,095

Total income	2,427	2,708	1,076	1,351	1,236

Direct expenses
- staff	(488)	(580)	(216)	(272)	(247)
- other	(260)	(284)	(147)	(113)	(154)
Indirect expenses	(1,169)	(1,325)	(581)	(588)	(657)
Restructuring costs
- direct	(28)	(37)	(13)	(15)	(24)
- indirect	(163)	(46)	(139)	(24)	(20)
Litigation and conduct costs	(50)	(410)	(50)	-	(385)

Operating expenses	(2,158)	(2,682)	(1,146)	(1,012)	(1,487)

Profit/(loss) before impairment losses	269	26	(70)	339	(251)
Impairment recoveries/(losses)	39	(223)	45	(6)	(144)

Operating profit/(loss)	308	(197)	(25)	333	(395)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Analysis of income by product
Rates	656	467	297	359	255
Currencies	351	479	159	192	282
Credit	774	992	309	465	315
Global Transaction Services	421	425	214	207	211
Portfolio	318	323	156	162	167

Total (excluding revenue share and run-off businesses)	2,520	2,686	1,135	1,385	1,230
Inter-segment revenue share	(119)	(141)	(59)	(60)	(68)
Run-off businesses	26	163	-	26	74

Total income	2,427	2,708	1,076	1,351	1,236

Corporate & Institutional Banking

Key metrics	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	2.7%	(1.6%)	(0.5%)	5.6%	(6.8%)
Net interest margin	0.88%	0.72%	0.90%	0.85%	0.67%
Cost:income ratio	89%	99%	107%	75%	120%

Note:

(1)	Return on equity is based on segmental operating profit after tax divided by average notional equity (based on 12% of the monthly average of segmental RWAs).

	30 June	31 March		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)	69.2	70.7	(2%)	69.1	-
Loan impairment provisions	(0.2)	(0.2)	-	(0.9)	(78%)

Net loans and advances to customers	69.0	70.5	(2%)	68.2	1%
Net loans and advances to banks (1)	19.4	20.0	(3%)	20.5	(5%)
Reverse repos	78.8	78.1	1%	76.2	3%
Securities	67.9	75.0	(9%)	72.1	(6%)
Cash and eligible bills	18.7	21.0	(11%)	20.6	(9%)
Other	24.9	22.0	13%	11.0	126%

Funded assets	278.7	286.6	(3%)	268.6	4%

Provision coverage (2)	168%	199%	(3,100bp)	59%	10,900bp

Repos	73.1	77.5	(6%)	74.8	(2%)
Customer deposits (excluding repos)	55.5	57.1	(3%)	64.8	(14%)
Bank deposits (excluding repos)	31.7	29.5	7%	30.2	5%
Debt securities in issue	17.3	18.1	(4%)	21.5	(20%)

Risk-weighted assets (3)
- Credit risk
- non-counterparty	58.4	59.0	(1%)	61.8	(6%)
- counterparty	28.9	34.0	(15%)	17.5	65%
- Market risk	28.7	35.3	(19%)	26.4	9%
- Operational risk	11.8	11.9	(1%)	14.7	(20%)

	127.8	140.2	(9%)	120.4	6%

Notes:

(1)	Excludes disposal groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis. On a fully loaded Basel 3 basis risk-weighted assets at 1 January 2014 were £147.1 billion.

Corporate & Institutional Banking

Key points

The creation of Corporate & Institutional Banking (CIB) (which comprises the former Markets and International Banking divisions) is largely complete. The new franchise will continue to focus on the corporate and institutional client base while maintaining the same vigorous levels of cost reduction and capital management. The commitment to clients was highlighted this quarter when the business was awarded Global Finance’s Best Supply Chain Finance provider in Western Europe for the seventh consecutive year and also received The Banker’s Loans Deal of the Year Europe award.

The low interest rate and low volatility trading environment continues to be challenging. Investor activity remains subdued and excess client liquidity has curtailed lending. Opportunities for income generation were limited in comparison to the same period last year, when central bank intervention generated significant volatility.

H1 2014 compared with H1 2013

●

Operating profit increased by £505 million, reflecting lower impairments, cost reductions and lower litigation and conduct costs, partially offset by lower income as the business continued to reduce in size to focus on core activities. Restructuring costs were also higher. Operating profit excluding restructuring, litigation and conduct costs of £241 million (H1 2013 - £493 million) increased by £253 million or 85% to £549 million.

●	Rates income increased by £189 million, 40%, compared with a weak H1 2013. Income associated with continued deleveraging and de-risking of the business supported the result.

●	Currencies income was £128 million or 27% lower than in H1 2013, when the business took advantage of volatility caused by central bank intervention in the United States and Japan.

●

Credit income was £218 million or 22% lower in H1 2014 compared with H1 2013, which benefited from the general credit market rally. This, combined with a reduced deployment of risk-weighted assets, resulted in lower income. Within Credit income, Asset Backed Product (ABP) income was £510 million, compared with £617 million in H1 2013.

●	Global Transaction Services and Portfolio were both flat compared with H1 2013, reflecting the subdued levels of client activity and continued low margin market environment.

●

Operating expenses were down by 20%, reflecting lower litigation and conduct costs partly offset by higher restructuring costs. Operating expenses excluding restructuring, litigation and conduct costs of £241 million (H1 2013 - £493 million) fell by 12%, driven by headcount reductions and tight control of discretionary expenditure.

●

Impairments represented a net recovery of £39 million, compared with a loss of £223 million in H1 2013, driven by the release of latent provisions, reflecting the creation of RCR and improving credit conditions and the non-repeat of significant individual cases.

●

Funded assets increased compared with 31 December 2013 as activity levels picked up. Compared with 30 June 2013, however, funded assets fell significantly, down from £328 billion to £279 billion, reflecting the refocusing of the business on core activities.

●

Risk-weighted assets increased following the introduction of CRD IV on 1 January 2014. On a like-for-like Basel III basis, risk-weighted assets fell significantly from £172 billion at 30 June 2013, to £128 billion at 30 June 2014. This was driven by a range of mitigation and de-risking actions and the transfer of £13 billion of risk-weighted assets to RCR.

Corporate & Institutional Banking

Key points (continued)

Q2 2014 compared with Q1 2014

●

An operating loss of £25 million was driven by restructuring costs and litigation and conduct costs of £202 million. Excluding these items of £202 million (Q1 2014 - £39 million), operating profit was £177 million, down £195 million, reflecting lower income principally in Credit and Rates.

●	Client activity in Rates weakened compared with Q1 2014, and trading gains were lower. As a result, income declined by £62 million.

●	Currencies income, down £33 million, continued to be impacted by limited volume and volatility in a highly competitive market environment.

●

Credit income decreased by 34%, driven by a lower level of gains in asset backed products following more favourable market movements in Q1 2014. ABP income was £188 million compared with £322 million in Q1 2014.

●	Global Transaction Services and Portfolio remained stable as they continued to be impacted by the low margin environment and subdued client activity.

●

Operating expenses increased by 13% due to restructuring and litigation and conduct costs. Operating expenses excluding restructuring, litigation and conduct costs of £202 million (Q1 2014 - £39 million) were down 3%, driven by lower staff costs.

●	Funded assets remained broadly stable in a subdued market environment. The small reduction was driven by debt securities in the Rates business.

●	Risk-weighted assets fell by £12 billion, reflecting continued mitigation actions and reduced risk exposures.

Q2 2014 compared with Q2 2013

●

Rates increased by £42 million, 16%, despite a low volatility environment, benefiting from income associated with de-risking the business in contrast to Q2 2013, which was impacted by difficult trading conditions.

●	Currencies income was £123 million or 44% lower, reflecting the subdued market conditions, compared to greater volatility in Q2 2013 following central bank intervention in the United States and Japan.

●	Income from Portfolio fell £11 million or 7%. Q2 2013 included a gain on an asset sale.

●	Operating expenses fell by £341 million, 23%, driven by lower litigation and conduct costs and the ongoing cost reduction programme, partially offset by a £108 million increase in restructuring costs.

Central items

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Central items not allocated	91	553	86	5	352

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

H1 2014 compared with H1 2013

●

Central items not allocated represented a credit of £91 million compared with a credit of £553 million in H1 2013. The change was principally driven by lower gains on the disposal of available-for-sale securities in Treasury, which were down £245 million to £215 million for H1 2014, along with a £150 million restructuring charge relating to the Williams & Glyn franchise.

Q2 2014 compared with Q1 2014

●

Central items not allocated represented a credit of £86 million compared with a credit of £5 million in Q1 2014. The improvement principally reflects lower restructuring costs relating to Williams & Glyn and favourable movements in respect of fair value movements on derivatives not qualifying for hedge accounting in Treasury partially offset by lower AFS gains.

Q2 2014 compared with Q2 2013

●

Central items not allocated represented a credit of £86 million compared with a credit of £352 million in

Q2 2013. The change was principally driven by lower gains on the disposal of available-for-sale securities in Treasury, which were down £342 million to £13 million for Q2 2014.

Citizens Financial Group (£ Sterling)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Income statement
Net interest income	987	939	499	488	469

Net fees and commissions	350	382	181	169	192
Other non-interest income	270	188	210	60	86

Non-interest income	620	570	391	229	278

Total income	1,607	1,509	890	717	747

Direct expenses
- staff	(512)	(572)	(261)	(251)	(286)
- other	(501)	(482)	(252)	(249)	(233)
Indirect expenses	-	(48)	-	-	(27)
Restructuring costs	(69)	(3)	(69)	-	(2)

Operating expenses	(1,082)	(1,105)	(582)	(500)	(548)

Profit before impairment losses	525	404	308	217	199
Impairment losses	(104)	(51)	(31)	(73)	(32)

Operating profit	421	353	277	144	167

Average exchange rate - US$/£	1.669	1.544	1.683	1.655	1.536

Analysis of income by product
Mortgages and home equity	223	249	111	112	123
Personal lending and cards	204	204	106	98	104
Retail deposits	376	379	190	186	189
Commercial lending	333	335	168	165	167
Commercial deposits	216	200	109	107	98
Other	255	142	206	49	66

Total income	1,607	1,509	890	717	747

Analysis of impairments by sector
Residential mortgages	1	12	6	(5)	10
Home equity	34	37	15	19	18
SBO home equity	4	-	(17)	21	-
Corporate and commercial	8	(35)	(1)	9	(11)
Other consumer	55	37	26	29	15
Securities	2	-	2	-	-

Total impairment losses	104	51	31	73	32

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Residential mortgages	-	0.4%	0.4%	(0.3%)	0.7%
Home equity	0.6%	0.5%	0.5%	0.6%	0.5%
SBO home equity	0.6%	-	(5.6%)	6.5%	-
Corporate and commercial	0.1%	(0.3%)	-	0.1%	(0.2%)
Other consumer	1.2%	0.8%	1.2%	1.3%	0.7%

Total	0.4%	0.2%	0.2%	0.5%	0.2%

Citizens Financial Group (£ Sterling)

Key metrics	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	7.5%	6.6%	9.8%	5.1%	6.3%
Net interest margin	2.94%	2.90%	2.93%	2.94%	2.89%
Cost:income ratio	67%	73%	65%	70%	73%

Note:

(1)	Return on equity is based on segmental operating profit after tax divided by average notional equity (based on 12% of monthly average of segmental RWAs).

	30 June	31 March		31 December
	2014	2014		2013
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	6.4	6.2	3%	5.8	10%
- home equity	11.3	12.0	(6%)	12.1	(7%)
- SBO home equity	1.2	1.3	(8%)	-	100%
- corporate and commercial	24.2	24.7	(2%)	24.1	-
- other consumer	9.1	9.0	1%	8.6	6%

	52.2	53.2	(2%)	50.6	3%
Loan impairment provisions	(0.5)	(0.5)	-	(0.3)	67%

Net loans and advances to customers	51.7	52.7	(2%)	50.3	3%

Funded assets	75.7	75.7	-	71.3	6%
Investment securities	14.5	14.9	(3%)	12.9	12%
Risk elements in lending
- retail	1.1	1.1	-	0.9	22%
- commercial	0.2	0.2	-	0.1	100%

Total risk elements in lending	1.3	1.3	-	1.0	30%
Provision coverage (1)	38%	41%	(300bp)	26%	1,200bp

Customer deposits (excluding repos)	52.9	54.9	(4%)	55.1	(4%)
Bank deposits (excluding repos)	4.7	3.4	38%	2.0	135%
Loan:deposit ratio (excluding repos)	98%	96%	200bp	91%	700bp
Risk-weighted assets (2)
- Credit risk
- non-counterparty	54.8	55.4	(1%)	50.7	8%
- counterparty	0.8	0.8	-	0.5	60%
- Operational risk	5.1	5.1	-	4.9	4%

	60.7	61.3	(1%)	56.1	8%

Spot exchange rate - US$/£	1.711	1.668		1.654

Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

Key points

●	Sterling strengthened against the US dollar during the first half of 2014, with the spot exchange rate at 30 June 2014 increasing 3% compared with 31 December 2013.

Citizens Financial Group (US dollar)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	$m	$m	$m	$m	$m

Income statement
Net interest income	1,647	1,449	838	809	720

Net fees and commissions	584	590	305	279	295
Other non-interest income	452	291	353	99	133

Non-interest income	1,036	881	658	378	428

Total income	2,683	2,330	1,496	1,187	1,148

Direct expenses
- staff	(855)	(883)	(439)	(416)	(439)
- other	(835)	(744)	(423)	(412)	(359)
Indirect expenses	-	(74)	-	-	(40)
Restructuring costs	(115)	(5)	(115)	-	(3)

Operating expenses	(1,805)	(1,706)	(977)	(828)	(841)

Profit before impairment losses	878	624	519	359	307
Impairment losses	(174)	(78)	(53)	(121)	(48)

Operating profit	704	546	466	238	259

Analysis of income by product
Mortgages and home equity	373	384	188	185	189
Personal lending and cards	340	314	178	162	159
Retail deposits	627	586	319	308	291
Commercial lending	556	518	283	273	257
Commercial deposits	360	309	183	177	151
Other	427	219	345	82	101

Total income	2,683	2,330	1,496	1,187	1,148

Analysis of impairments by sector
Residential mortgages	1	19	10	(9)	16
Home equity	57	56	25	32	27
SBO home equity	6	-	(28)	34	-
Corporate and commercial	13	(53)	(2)	15	(17)
Other consumer	94	56	45	49	22
Securities	3	-	3	-	-

Total impairment losses	174	78	53	121	48

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Residential mortgages	-	0.4%	0.4%	(0.3%)	0.7%
Home equity	0.6%	0.5%	0.5%	0.6%	0.5%
SBO home equity	0.6%	-	(5.6%)	6.5%	-
Corporate and commercial	0.1%	(0.3%)	-	0.1%	(0.2%)
Other consumer	1.2%	0.8%	1.2%	1.3%	0.7%

Total	0.4%	0.2%	0.2%	0.5%	0.2%

Citizens Financial Group (US dollar)

Key metrics
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013

Performance ratios
Return on equity (1)	7.5%	6.6%	9.8%	5.1%	6.3%
Net interest margin	2.94%	2.90%	2.93%	2.94%	2.89%
Cost:income ratio	67%	73%	65%	70%	73%

Note:

(1)	Return on equity is based on segmental operating profit after tax divided by average notional equity (based on 12% of monthly average of segmental RWAs).

Citizens Financial Group (US dollar)

	30 June	31 March		31 December
	2014	2014		2013
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	10.9	10.3	6%	9.6	14%
- home equity	19.4	20.0	(3%)	20.1	(3%)
- SBO home equity	2.0	2.1	(5%)	-	100%
- corporate and commercial	41.4	41.2	-	39.8	4%
- other consumer	15.6	15.2	3%	14.1	11%

	89.3	88.8	1%	83.6	7%
Loan impairment provisions	(0.9)	(0.9)	-	(0.4)	125%

Net loans and advances to customers	88.4	87.9	1%	83.2	6%

Funded assets	129.5	126.2	3%	117.9	10%
Investment securities	24.9	24.9	-	21.3	17%
Risk elements in lending
- retail	1.9	1.9	-	1.5	27%
- commercial	0.3	0.3	-	0.2	50%

Total risk elements in lending	2.2	2.2	-	1.7	29%
Provision coverage (1)	38%	41%	(300bp)	26%	1,200bp

Customer deposits (excluding repos)	90.5	91.6	(1%)	91.1	(1%)
Bank deposits (excluding repos)	8.0	5.7	40%	3.3	142%
Loan:deposit ratio (excluding repos)	98%	96%	200bp	91%	700bp

Risk-weighted assets (2)
- Credit risk
- non-counterparty	93.8	92.4	2%	83.8	12%
- counterparty	1.3	1.3	-	0.8	63%
- Operational risk	8.7	8.5	2%	8.2	6%

	103.8	102.2	2%	92.8	12%

Notes:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(2)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

Key points

H1 2014 and Q2 2014 results are not directly comparable with prior year periods; prior year results exclude Non-Core operations and include Group allocations. In the context of the planned disposal of Citizens Financial Group, central Group costs are no longer allocated to the division.

H1 2014 compared with H1 2013

●

Operating profit increased by £68 million ($158 million), or 19%, to £421 million ($704 million), reflecting the sale of the Illinois retail branches and small business and select middle market relationships in the Illinois market. Excluding the impact of the sale, £170 million ($283 million) net gain, and restructuring costs, £69 million ($115 million) (H1 2013 - £3 million ($5 million)), operating profit was down 4% driven by lower non-interest income and higher impairment losses partially offset by higher net interest income.

Citizens Financial Group (US dollar)

Key points (continued)

H1 2014 compared with H1 2013 (continued)

●

The branch sale comprised retail branches located in Illinois, including certain customer deposits of £2.8 million ($4.8 billion) and selected loans of £0.6 billion ($1.0 billion) (primarily middle market, small business, home equity and credit card balances). The transaction which completed on 20 June 2014 and resulted in a net gain of £170 million ($283 million) and restructuring costs of £10 million ($17 million).

●

The operating environment and market conditions remained challenging, with intense competition for loans. An extended period of low short-term rates limited net interest margin expansion and the rise in long-term rates dramatically slowed mortgage refinance volumes.

●

Net interest income was up £48 million ($198 million), or 5%, to £987 million ($1,647 million) driven by a larger investment portfolio, loan growth including the transfer of assets from Non-Core, the benefit of interest rate swaps and deposit pricing discipline.

●	Higher rates led to investment security purchases resulting in average portfolio growth of £3.0 billion ($6.3 billion) over the year.

●

Average loans and advances were flat. On a US dollar basis average loans and advances were up 9%, driven by the £2.1 billion ($3.6 billion) transfer of assets from Non-Core, commercial and auto loan growth, a strategic initiative to purchase residential mortgages and to hold more originations on the balance sheet. This was partially offset by home equity run-off.

●

Average customer deposits were down 10%, with planned run-off of high priced deposits. Consumer checking balances were down 5% and small business checking balances were down 4%, principally due to the strengthening of sterling against the US dollar. On a US dollar basis consumer and small business checking balances both grew by 3% over the year.

●

Excluding the gain on the sale of the Illinois branches of £170 million ($283 million), non-interest income was down £120 million ($128 million), or 21%, to £450 million ($753 million) reflecting lower securities gains of  £41 million ($69 million), lower mortgage banking fees of £29 million ($49 million), as refinancing volumes have slowed, and lower deposit fees of £19 million ($31 million) due to a change in the posting order of customer transactions, partially offset by higher commercial banking fee income of £13 million ($21 million). Mortgage origination activity has slowed as market rates have risen, leading to lower applications combined with lower levels of gains on sales of mortgages.

●

Excluding restructuring costs of £69 million ($115 million) (H1 2013 - £3 million ($5 million)), operating expenses were down £89 million ($11 million), or 8%, to £1,013 million ($1,690 million) driven by the removal of indirect costs in 2014, incentive reversals for prior year plans and lower retirement costs partially offset by lower mortgage servicing rights impairment recapture and higher consumer regulatory compliance costs.

●	Restructuring costs include costs related to the sale of the Illinois branches and other initiatives intended to improve the overall effectiveness and efficiency of the franchise.

●

Impairment losses increased by £53 million ($96 million) to £104 million ($174 million) due to a reserve build of £9 million ($15 million) in H1 2014 compared with a reserve release of £38 million ($58 million) in H1 2013 and higher charge-offs including those related to assets transferred from Non-Core.

Citizens Financial Group (US dollar)

Key points (continued)

Q2 2014 compared with Q1 2014

Q2 2014 compared with Q1 2014 (continued)

●

Operating profit increased by £133 million ($228 million), or 92%, to £277 million ($466 million) largely due to the sale of the Illinois retail branches and small business and select middle market relationships. Excluding the impact of the sale, £170 million ($283 million), and restructuring costs, £69 million ($115 million), operating profit was up £32 million ($60 million), or 22%, to £176 million ($298 million) driven by lower impairment losses.

●	Net interest income was up £11 million ($29 million), or 4% at £499 million ($838 million) driven by a larger investment portfolio, loan growth and the impact of day count.

●

Average loans and advances were flat. On a US dollar basis average loans and advances were up 2%, driven by higher commercial loans, auto loan organic growth and purchases and a strategic initiative to purchase residential mortgages.

●	Excluding the gain on the sale of the Illinois retail branches of £170 million ($283 million) in Q2 2014, non-interest income was broadly in line with the prior quarter.

●

Excluding restructuring costs of £69 million ($115 million), operating expenses were up £13 million ($34 million), or 3%, at £513 million ($862 million) due to higher incentives as Q1 2014 included incentive reversals for prior year plans.

●

Impairment losses decreased by £42 million ($68 million) to £31 million ($53 million) for the quarter due to lower charge-offs of £11 million ($19 million) and a reserve release in Q2 2014 of £11 million ($19 million) reflecting asset quality improvements, compared to a reserve build in Q1 2014 of £21 million ($34 million).

Q2 2014 compared with Q2 2013

●

Excluding the impact of the Illinois retail branch sale, £170 million ($283 million net gain), and restructuring costs, £69 million ($115 million) (Q2 2013 - £2 million ($3 million)), operating profit increased by £7 million ($36 million), or 4%, driven by higher net interest income and lower operating expenses partially offset by lower non-interest income.

●	Income and expense drivers are consistent with H1 2014 compared with H1 2013.

●	Impairment losses were broadly in line with prior year despite the Non-Core transfer.

RBS Capital Resolution

RCR is managed and analysed by four business pillars - Ulster Bank, Real Estate Finance, Corporate and Markets. Real Estate Finance excludes commercial real estate lending in Ulster Bank.

	Half year
	ended	Quarter ended
	30 June	30 June	31 March
	2014	2014	2014
	£m	£m	£m

Income statement
Net interest income/(expense)	11	16	(5)
Funding costs of rental assets	(12)	(9)	(3)

Net interest income/(expense)	(1)	7	(8)

Net fees and commissions	31	17	14
Income from trading activities (1)	(53)	(69)	16
Other operating income (1)	131	80	51

Non-interest income	109	28	81

Total income	108	35	73

Direct expenses
- staff	(89)	(51)	(38)
- other	(32)	(14)	(18)
Indirect expenses	(55)	(32)	(23)

Operating expenses	(176)	(97)	(79)

Operating loss before impairment losses	(68)	(62)	(6)
Impairment recoveries/(losses) (1)	20	128	(108)

Operating (loss)/profit	(48)	66	(114)

Total income
Ulster Bank	1	14	(13)
Real Estate Finance	96	13	83
Corporate	(14)	(12)	(2)
Markets	25	20	5

Total income	108	35	73

Impairment (recoveries)/losses
Ulster Bank	(15)	(67)	52
Real Estate Finance	(34)	(123)	89
Corporate	39	73	(34)
Markets	(10)	(11)	1

Total impairment (recoveries)/losses	(20)	(128)	108

Loan impairment charge as % of gross customer loans and advances (2)
Ulster Bank	(0.2%)	(1.9%)	1.3%
Real Estate Finance	(0.9%)	(6.6%)	4.1%
Corporate	1.0%	3.7%	(1.5%)
Markets	(2.0%)	(3.6%)	-

Total	(0.1%)	(1.7%)	1.2%

Notes:

(1)

Q2 2014 results included £225 million (Q1 2014 - £56 million) of net gains from the disposal of assets, comprising £6 million gain (Q1 2014 - £5 million loss) in income from trading activities, £38 million of losses (Q1 2014 - £3 million) in other operating income and £257 million (Q1 2014 - £64 million) release of impairment provisions.

(2)	Includes disposal groups.

RBS Capital Resolution

	30 June	31 March
	2014	2014
	£bn	£bn

Capital and balance sheet
Loans and advances to customers (gross) (1)	30.0	34.0
Loan impairment provisions	(14.4)	(15.7)

Net loans and advances to customers	15.6	18.3

Debt securities	1.9	2.2
Total funded assets	20.9	24.3
Total third party assets (including derivatives)	34.4	38.8

Risk elements in lending	20.4	23.0
Provision coverage (2)	71%	68%
Risk-weighted assets (3)
- Credit risk
- non-counterparty	22.6	29.6
- counterparty	8.2	5.7
- Market risk	4.3	5.2

	35.1	40.5

Gross loans and advances to customers (1)
Ulster Bank	13.9	15.5
Real Estate Finance	7.4	8.6
Corporate	7.8	9.1
Markets	0.9	0.8

	30.0	34.0

Funded assets
Ulster Bank	3.5	4.4
Real Estate Finance (3)	6.7	7.7
Corporate	7.4	8.6
Markets	3.3	3.6

	20.9	24.3

Risk weighted assets (4)
Ulster Bank	2.3	2.8
Real Estate Finance	6.4	11.5
Corporate	15.1	14.7
Markets	11.3	11.5

	35.1	40.5

RWA equivalent (RWAe) (5)
Ulster Bank	4.5	6.7
Real Estate Finance	10.5	13.4
Corporate	16.6	17.0
Markets	11.9	13.8

	43.5	50.9

Notes:

(1)	Includes disposal groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	Real Estate Finance funded assets comprise those in the UK (£4.4 billion), Germany (£1.0 billion), Spain (£0.5 billion) and other geographies (£0.8 billion).
(4)	On a fully loaded Basel 3 basis risk-weighted assets at 1 January 2014 were £46.7 billion.
(5)

RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in divisions. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier. The Group applies a CET 1 ratio of 10%; this results in an end point CRR RWAe conversion multiplier of 10.

RBS Capital Resolution

Funded assets and RWAe
	Non-performing (1)					Performing (1)					Total
	Funded assets		RWAe		Capital	Funded assets		RWAe		Capital	Funded assets		RWAe		Capital
	Gross	Net		RWA	deducts	Gross	Net		RWA	deducts (2)	Gross	Net		RWA	deducts
30 June 2014	£bn	£bn	£bn	£bn	£m	£bn	£bn	£bn	£bn	£m	£bn	£bn	£bn	£bn	£m

Ulster Bank	13.0	2.6	4.4	-	446	1.1	0.9	0.1	2.3	(229)	14.1	3.5	4.5	2.3	217
Real Estate Finance	5.0	2.7	4.1	0.3	389	4.1	4.0	6.4	6.1	16	9.1	6.7	10.5	6.4	405
Corporate	2.6	1.2	1.8	-	184	6.3	6.2	14.8	15.1	(28)	8.9	7.4	16.6	15.1	156
Markets	0.1	0.1	0.5	0.2	34	3.2	3.2	11.4	11.1	30	3.3	3.3	11.9	11.3	64

Total RCR	20.7	6.6	10.8	0.5	1,053	14.7	14.3	32.7	34.6	(211)	35.4	20.9	43.5	35.1	842

31 March 2014

Ulster Bank	14.6	3.6	6.3	0.1	622	1.1	0.8	0.4	2.7	(235)	15.7	4.4	6.7	2.8	387
Real Estate Finance	5.4	2.9	2.9	0.3	260	4.9	4.8	10.5	11.2	(76)	10.3	7.7	13.4	11.5	184
Corporate	2.9	1.2	2.1	0.1	209	7.5	7.4	14.9	14.6	28	10.4	8.6	17.0	14.7	237
Markets	0.2	0.2	0.3	-	26	3.4	3.4	13.5	11.5	205	3.6	3.6	13.8	11.5	231

Total RCR	23.1	7.9	11.6	0.5	1,117	16.9	16.4	39.3	40.0	(78)	40.0	24.3	50.9	40.5	1,039

1 January 2014

Ulster Bank	14.8	3.7	7.6	0.2	738	1.4	1.1	1.3	3.1	(179)	16.2	4.8	8.9	3.3	559
Real Estate Finance	7.2	4.2	6.1	0.3	580	5.8	5.3	12.5	13.2	(75)	13.0	9.5	18.6	13.5	505
Corporate	3.3	1.7	2.9	0.2	269	8.1	8.1	18.2	16.2	208	11.4	9.8	21.1	16.4	477
Markets	0.2	0.1	0.6	-	58	4.7	4.7	15.8	13.5	233	4.9	4.8	16.4	13.5	291

Total RCR	25.5	9.7	17.2	0.7	1,645	20.0	19.2	47.8	46.0	187	45.5	28.9	65.0	46.7	1,832

Notes:

(1)	Performing assets are those with an internal asset quality band of AQ1 - 9; and non-performing assets are in AQ10 with a probability of default being 100%.
(2)	The negative capital deductions are a result of the latent loss provisions held in respect of the performing portfolio.
(3)	Capital deductions relating to expected loss less impairment provisions were £823 million (31 March 2014 - £960 million; 1 January 2014 - £1,774 million).

RBS Capital Resolution

Funded assets

	1 April					30 June
	2014	Net run-off	Disposals (1)	Impairments	Other	2014
Quarter ended 30 June 2014	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	4.4	(0.1)	(0.8)	0.1	(0.1)	3.5
Real Estate Finance	7.7	(0.4)	(0.6)	0.1	(0.1)	6.7
Corporate	8.6	(0.8)	(0.2)	(0.1)	(0.1)	7.4
Markets	3.6	(0.1)	(0.2)	-	-	3.3

Total	24.3	(1.4)	(1.8)	0.1	(0.3)	20.9

	1 January					31 March
	2014	Net run-off	Disposals (1)	Impairments	Other	2014
Quarter ended 31 March 2014	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	4.8	(0.1)	(0.2)	(0.1)	-	4.4
Real Estate Finance	9.5	(1.2)	(0.5)	(0.1)	-	7.7
Corporate	9.8	(0.7)	(0.5)	-	-	8.6
Markets	4.8	(0.5)	(0.7)	-	-	3.6

Total	28.9	(2.5)	(1.9)	(0.2)	-	24.3

Risk-weighted assets
	1 April			Risk		Other (3)	30 June
	2014	Net run-off	Disposals (1)	parameters (2)	Impairments		2014
Quarter ended 30 June 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	2.8	-	(0.1)	(0.4)	-	-	2.3
Real Estate Finance	11.5	(0.2)	(0.6)	(4.2)	-	(0.1)	6.4
Corporate	14.7	(0.6)	(0.5)	2.2	(0.4)	(0.3)	15.1
Markets	11.5	(1.6)	(0.7)	2.2	-	(0.1)	11.3

Total	40.5	(2.4)	(1.9)	(0.2)	-	(0.5)	35.1

	1 January			Risk		Other (3)	31 March
	2014	Net run-off	Disposals (1)	parameters (2)	Impairments		2014
Quarter ended 31 March 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	3.3	(0.5)	-	-	-	-	2.8
Real Estate Finance	13.5	(1.6)	(0.1)	(0.3)	-	-	11.5
Corporate	16.4	(0.3)	(0.5)	(0.8)	-	(0.1)	14.7
Markets	13.5	(0.2)	(0.6)	(1.2)	-	-	11.5

Total	46.7	(2.6)	(1.2)	(2.3)	-	(0.1)	40.5

For the notes to this table refer to the following page.

RBS Capital Resolution

Capital deductions
	1 April	Net run-off		Risk	Impairments	Other (3)	30 June
	2014		Disposals (1)	parameters (2)			2014
Quarter ended 30 June 2014	£m	£m	£m	£m	£m	£m	£m

Ulster Bank	387	(26)	(103)	17	(46)	(12)	217
Real Estate Finance	184	(81)	(29)	242	101	(12)	405
Corporate	237	(23)	(62)	97	(83)	(10)	156
Markets	231	(9)	(79)	(79)	-	-	64

Total	1,039	(139)	(273)	277	(28)	(34)	842

	1 January	Net run-off		Risk	Impairments	Other (3)	31 March
	2014		Disposals (1)	parameters (2)			2014
Quarter ended 31 March 2014	£m	£m	£m	£m	£m	£m	£m

Ulster Bank	559	(2)	(14)	(135)	(17)	(4)	387
Real Estate Finance	505	(211)	(59)	31	(78)	(4)	184
Corporate	477	(71)	17	(159)	(27)	-	237
Markets	291	-	-	(56)	-	(4)	231

Total	1,832	(284)	(56)	(319)	(122)	(12)	1,039

RWA equivalent
	1 April	Net run-off		Risk	Impairments	Other (3)	30 June
	2014		Disposals (1)	parameters (2)			2014
Quarter ended 30 June 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	6.7	(0.3)	(1.1)	(0.2)	(0.5)	(0.1)	4.5
Real Estate Finance	13.4	(1.0)	(0.9)	(1.8)	1.0	(0.2)	10.5
Corporate	17.0	(0.8)	(1.1)	3.2	(1.2)	(0.5)	16.6
Markets	13.8	(1.7)	(1.5)	1.4	-	(0.1)	11.9

Total	50.9	(3.8)	(4.6)	2.6	(0.7)	(0.9)	43.5

	1 January	Net run-off		Risk	Impairments	Other (3)	31 March
	2014		Disposals (1)	parameters (2)			2014
Quarter ended 31 March 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	8.9	(0.5)	(0.1)	(1.4)	(0.2)	-	6.7
Real Estate Finance	18.6	(3.7)	(0.7)	-	(0.8)	-	13.4
Corporate	21.1	(1.0)	(0.3)	(2.4)	(0.3)	(0.1)	17.0
Markets	16.4	(0.2)	(0.6)	(1.7)	-	(0.1)	13.8

Total	65.0	(5.4)	(1.7)	(5.5)	(1.3)	(0.2)	50.9

Notes:

(1)	Includes all aspects relating to disposals, including associated removal of deductions from regulatory capital.
(2)	Principally reflects credit migration and other technical adjustments.
(3)	Includes fair value adjustments and foreign exchange movements.

RBS Capital Resolution

Gross loans and advances, REIL and related impairments

				Credit metrics			YTD
				REIL as a	Provisions	Provisions	Impairment	YTD
	Gross			% of gross	as a %	as a % of	charge/	Amounts
	loans (1)	REIL	Provisions	loans	of REIL	gross loans	(gain) (2)	written-off
30 June 2014	£bn	£bn	£bn	%	%	%	£m	£m

By sector:
Commercial real estate
- investment	10.7	8.2	4.4	77	54	41	(35)	839
- development	7.6	7.0	6.1	92	87	80	(65)	222
Asset finance	2.5	0.9	0.4	36	44	16	19	21
Other corporate	9.1	4.3	3.5	47	81	38	71	532
Other	0.1	-	-	-	-	-	-	5

	30.0	20.4	14.4	68	71	48	(10)	1,619

By donating segment
and sector
Ulster Bank
Commercial real estate
- investment	4.5	4.3	2.7	96	63	60	(42)	126
- development	6.5	6.4	5.8	98	91	89	(79)	192
Other corporate	2.9	2.3	2.1	79	91	72	106	157

Total Ulster Bank	13.9	13.0	10.6	94	82	76	(15)	475

Commercial Banking
Commercial real estate
- investment	2.2	1.3	0.5	59	38	23	33	51
- development	0.8	0.5	0.2	63	40	25	15	11
Asset finance	-	-	-	-	-	-	-	3
Other corporate	1.2	0.6	0.4	50	67	33	30	113
Other	-	-	-	-	-	-	-	4

Total Commercial Banking	4.2	2.4	1.1	57	46	26	78	182

CIB
Commercial real estate
- investment	4.0	2.6	1.2	65	46	30	(26)	662
- development	0.3	0.1	0.1	33	100	33	(1)	19
Asset finance	2.5	0.9	0.4	36	44	16	19	18
Other corporate	5.0	1.4	1.0	28	71	20	(65)	262
Other	0.1	-	-	-	-	-	-	1

Total CIB	11.9	5.0	2.7	42	54	23	(73)	962

Total	30.0	20.4	14.4	68	71	48	(10)	1,619

Of which:
UK	13.9	8.0	5.0	58	63	36	(71)	1,057
Europe	15.0	12.0	9.2	80	77	61	78	553
US	0.3	0.1	-	33	-	-	(8)	2
RoW	0.8	0.3	0.2	38	67	25	(9)	7

	30.0	20.4	14.4	68	71	48	(10)	1,619

Banks	0.6	-	-	-	-	-	(10)	-

Notes:

(1)	Includes disposal groups.
(2)	Impairment losses include those relating to AFS securities; sector analyses above include allocation of latent impairment charges.

RBS Capital Resolution

Gross loans and advances, REIL and related impairments (continued)

			Impairment
	Gross		charge/	Amounts
	loans (1)	Provisions	(gain) (2)	written-off
31 March 2014	£bn	£bn	£m	£m

By donating segment and sector

Ulster Bank
Commercial real estate
- investment	5.4	3.1	47	3
- development	7.1	6.2	(29)	31
Other corporate	3.0	2.0	34	25

Total Ulster Bank	15.5	11.3	52	59

Commercial Banking
Commercial real estate
- investment	2.4	0.5	52	1
- development	0.7	0.3	13	1
Other corporate	1.7	0.5	16	25
Other	-	-	-	5

Total Commercial Banking	4.8	1.3	81	32

CIB
Commercial real estate
- investment	5.1	1.4	34	370
- development	0.3	0.1	10	3
Asset finance	2.5	0.4	8	-
Other corporate	5.6	1.2	(47)	326
Other	0.2	-	(30)	-

Total CIB	13.7	3.1	(25)	699

Total	34.0	15.7	108	790

Banks	0.7	-	-	-

Notes:

(1)	Includes disposal groups.
(2)	Impairment losses include those relating to AFS securities; sector analyses above include allocation of latent impairment charges.

RBS Capital Resolution

Key points

H1 2014

●	Funded assets have reduced by £8 billion, or 28%, to £21 billion since inception on 1 January 2014, driven by disposals and run-off.

●

RWA equivalent decreased by £21 billion, or 33%, to £44 billion during H1 2014. This primarily reflects disposals and run-off, supplemented by methodology changes and lower operational and market risk RWAs.

●	The operating loss of £48 million benefited from £281 million of disposal gains and recoveries in H1 2014 with underlying impairments of £301 million.

●	The net effect of the operating loss and RWA equivalent (RWAe) reduction resulted in net CET1 accretion of £2 billion.

Q2 2014 compared with Q1 2014

Capital
●	RWAe reduction of £7 billion, to £44 billion, reflects a combination of disposals, run-off and lower market risk RWAs.

●

The operating focus in the quarter was on capital intensive positions to maximise the capital accretion benefit. Reductions in these positions were achieved in a capital accretive manner and consistent with our asset management principles. Disposal activity was spread across all sectors, with the most notable reductions in the Ulster Bank and Real Estate business pillars.

Funded assets

●	Funded assets fell to £21 billion, a reduction of £3 billion, or 14%, during the quarter.

●

The reduction was achieved by a mixture of run-off and disposals, and continued to benefit from a combination of strong liquidity in the market and asset demand in specific sectors. The first major disposal in Ireland was completed in Q2 2014 which reduced funded assets by £0.5 billion.

●	The percentage mix of assets across each of the business pillars remained broadly stable.

Operating performance
●

Operating profit for the second quarter was £66 million, a £180 million improvement compared with Q1 2014 and included a £36 million latent provision release reflecting improving credit conditions. The operating performance also benefited from a number of disposal gains and recoveries with good pricing in the market and efficient execution.

●

The favourable market conditions were reflected in higher than anticipated sale prices for assets disposed of in the quarter, resulting in disposal gains of £225 million, primarily through the write back of impairment provisions, compared with £56 million in Q1 2014.

●	The net effect of the operating profit of £66 million and RWAe reduction of £7 billion(1) resulted in net CET1 accretion of £0.8 billion in the quarter.

Funding employed

●	RCR continues to be funded primarily by RBS Treasury and has no material third party deposits.

●

A run off profile of 85% over three years has been assumed for RCR’s asset base with the associated funding cost being calculated from Treasury issuance maturing in line with the run down of the RCR balance sheet.

Note

(1)	Capital equivalent - £0.7 billion at an internal CET1 ratio of 10%.

Condensed consolidated income statement

for the period ended 30 June 2014

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Interest receivable	7,621	8,560	3,821	3,800	4,281
Interest payable	(2,128)	(3,123)	(1,023)	(1,105)	(1,514)

Net interest income	5,493	5,437	2,798	2,695	2,767

Fees and commissions receivable	2,605	2,708	1,314	1,291	1,392
Fees and commissions payable	(487)	(460)	(251)	(236)	(250)
Income from trading activities	1,493	2,064	541	952	949
Gain on redemption of own debt	20	191	-	20	242
Other operating income	1,036	1,332	345	691	720

Non-interest income	4,667	5,835	1,949	2,718	3,053

Total income	10,160	11,272	4,747	5,413	5,820

Staff costs	(3,536)	(3,727)	(1,845)	(1,691)	(1,840)
Premises and equipment	(1,275)	(1,104)	(622)	(653)	(548)
Other administrative expenses	(1,662)	(2,181)	(951)	(711)	(1,418)
Depreciation and amortisation	(554)	(736)	(282)	(272)	(349)
Write-down of goodwill and other intangible assets	(212)	-	(130)	(82)	-

Operating expenses	(7,239)	(7,748)	(3,830)	(3,409)	(4,155)

Profit before impairment losses	2,921	3,524	917	2,004	1,665
Impairment (losses)/recoveries	(269)	(2,150)	93	(362)	(1,117)

Operating profit before tax	2,652	1,374	1,010	1,642	548
Tax charge	(733)	(678)	(371)	(362)	(328)

Profit from continuing operations	1,919	696	639	1,280	220
Profit from discontinued operations, net of tax	35	138	26	9	9

Profit for the period	1,954	834	665	1,289	229
Non-controlling interests	(42)	(117)	(23)	(19)	14
Preference share and other dividends	(487)	(182)	(412)	(75)	(101)

Profit attributable to ordinary and
B shareholders	1,425	535	230	1,195	142

Earnings/(loss) per ordinary and equivalent
B share (EPS)
Basic EPS from continuing and discontinued operations	12.7p	-	2.0p	-	-
Basic EPS from continuing operations	12.5p	-	1.9p	-	-

Notes:

(1)	Basic EPS for the half year and quarter ended 30 June 2013 have been restated to reflect the terms of the dividend access share (see Note 9 on page 88).
(2)	Diluted EPS in the half year ended 30 June 2014 and the quarter ended 30 June 2014 were 0.1p lower than basic EPS.

Condensed consolidated statement of comprehensive income

for the period ended 30 June 2014

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Profit for the period	1,954	834	665	1,289	229

Items that qualify for reclassification
Available-for-sale financial assets	529	(733)	265	264	(1,009)
Cash flow hedges	248	(1,536)	(47)	295	(1,502)
Currency translation	(733)	1,310	(598)	(135)	113
Tax	(160)	726	(72)	(88)	678

Other comprehensive (loss)/income after tax	(116)	(233)	(452)	336	(1,720)

Total comprehensive income/(loss) for the period	1,838	601	213	1,625	(1,491)

Total comprehensive income/(loss) is
attributable to:
Non-controlling interests	30	134	6	24	(15)
Preference shareholders	140	152	75	65	81
Paid-in equity holders	27	30	17	10	20
Dividend access share	320	-	320	-	-
Ordinary and B shareholders	1,321	285	(205)	1,526	(1,577)

	1,838	601	213	1,625	(1,491)

Key points

●

The movement in available-for-sale financial assets during both the half year and quarter reflects unrealised gains predominately arising on Spanish and US bonds, partially offset by realised gains on high quality UK, Dutch and German sovereign bonds.

●	Cash flow hedging gains in H1 largely result from decreases in Sterling, Euro and US dollar swap rates in the main durations of the underlying portfolio.

●	Currency translation losses during the half year and quarter are principally due to the strengthening of Sterling against the US dollar and, in the quarter, the Euro.

Condensed consolidated balance sheet

at 30 June 2014

	30 June	31 March	31 December
	2014	2014	2013
	£m	£m	£m

Assets
Cash and balances at central banks	68,670	69,647	82,659
Net loans and advances to banks	28,904	28,302	27,555
Reverse repurchase agreements and stock borrowing	28,163	26,470	26,516
Loans and advances to banks	57,067	54,772	54,071
Net loans and advances to customers	385,554	390,780	390,825
Reverse repurchase agreements and stock borrowing	53,542	51,743	49,897
Loans and advances to customers	439,096	442,523	440,722
Debt securities	112,794	120,737	113,599
Equity shares	7,834	9,761	8,811
Settlement balances	19,682	16,900	5,591
Derivatives	274,906	277,294	288,039
Intangible assets	12,173	12,428	12,368
Property, plant and equipment	7,115	7,437	7,909
Deferred tax	3,107	3,289	3,478
Prepayments, accrued income and other assets	7,418	7,077	7,614
Assets of disposal groups	1,246	1,905	3,017

Total assets	1,011,108	1,023,770	1,027,878

Liabilities
Bank deposits	39,179	35,371	35,329
Repurchase agreements and stock lending	31,722	31,691	28,650
Deposits by banks	70,901	67,062	63,979
Customer deposits	401,226	401,276	414,396
Repurchase agreements and stock lending	51,540	57,085	56,484
Customer accounts	452,766	458,361	470,880
Debt securities in issue	59,087	61,755	67,819
Settlement balances	15,128	17,175	5,313
Short positions	39,019	37,850	28,022
Derivatives	270,087	274,506	285,526
Accruals, deferred income and other liabilities	14,876	15,336	16,017
Retirement benefit liabilities	2,742	2,829	3,210
Deferred tax	605	583	507
Subordinated liabilities	24,809	24,139	24,012
Liabilities of disposal groups	125	3,238	3,378

Total liabilities	950,145	962,834	968,663

Equity
Non-controlling interests	618	612	473
Owners’ equity*
Called up share capital	6,811	6,752	6,714
Reserves	53,534	53,572	52,028

Total equity	60,963	60,936	59,215

Total liabilities and equity	1,011,108	1,023,770	1,027,878

* Owners’ equity attributable to:
Ordinary and B shareholders	55,053	55,032	53,450
Other equity owners	5,292	5,292	5,292

	60,345	60,324	58,742

Average balance sheet

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March
	2014	2013	2014	2014
	%	%	%	%

Average yields, spreads and margins of the
banking business
Gross yield on interest-earning assets of banking business	3.03	3.11	3.05	3.01
Cost of interest-bearing liabilities of banking business	(1.20)	(1.50)	(1.17)	(1.24)

Interest spread of banking business	1.83	1.61	1.88	1.77
Benefit from interest-free funds	0.36	0.36	0.35	0.36

Net interest margin of banking business	2.18	1.97	2.23	2.13

Average interest rates
Base rate	0.50	0.50	0.50	0.50

London inter-bank three month offered rates
- Sterling	0.52	0.51	0.52	0.52
- Eurodollar	0.23	0.28	0.23	0.23
- Euro	0.30	0.21	0.30	0.30

Average balance sheet

	Half year ended			Half year ended
	30 June 2014			30 June 2013
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	69,097	178	0.52	74,631	222	0.60
Loans and advances to customers	382,284	7,061	3.72	406,483	7,640	3.79
Debt securities	55,707	382	1.38	74,595	698	1.89

Interest-earning assets
- banking business (1)	507,088	7,621	3.03	555,709	8,560	3.11
- trading business (2)	176,200			232,773

Non-interest earning assets	351,509			521,802

Total assets	1,034,797			1,310,284

Liabilities
Deposits by banks	16,991	95	1.13	26,410	223	1.70
Customer accounts	297,928	987	0.67	332,939	1,577	0.96
Debt securities in issue	38,728	557	2.90	54,267	698	2.59
Subordinated liabilities	23,016	432	3.79	23,955	447	3.76
Internal funding of trading business	(20,254)	57	(0.57)	(18,266)	178	(1.97)

Interest-bearing liabilities
- banking business	356,409	2,128	1.20	419,305	3,123	1.50
- trading business (2)	185,308			236,675

Non-interest-bearing liabilities
- demand deposits	81,316			76,820
- other liabilities	351,614			507,624
Owners’ equity (3)	60,150			69,860

Total liabilities and owners’ equity	1,034,797			1,310,284

Notes:

(1)

Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

(2)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(3)	Including equity attributable to ordinary and B shareholders of £53,931 million (H1 2013 - £63,261 million).

Average balance sheet

	Quarter ended			Quarter ended
	30 June 2014			31 March 2014
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	66,047	89	0.54	72,181	89	0.50
Loans and advances to customers	380,731	3,543	3.73	383,857	3,518	3.72
Debt securities	55,377	189	1.37	56,041	193	1.40

Interest-earning assets
- banking business (1)	502,155	3,821	3.05	512,079	3,800	3.01
- trading business (2)	175,066			177,347

Non-interest earning assets	358,298			344,641

Total assets	1,035,519			1,034,067

Liabilities
Deposits by banks	16,983	41	0.97	16,884	54	1.30
Customer accounts	294,937	471	0.64	300,953	516	0.70
Debt securities in issue	37,690	270	2.87	39,778	287	2.93
Subordinated liabilities	23,536	220	3.75	22,386	212	3.84
Internal funding of trading business	(22,224)	21	(0.38)	(18,262)	36	(0.80)

Interest-bearing liabilities
- banking business	350,922	1,023	1.17	361,739	1,105	1.24
- trading business (2)	184,529			186,096

Non-interest-bearing liabilities
- demand deposits	82,213			80,409
- other liabilities	357,505			345,875
Owners’ equity (3)	60,350			59,948

Total liabilities and owners’ equity	1,035,519			1,034,067

Notes:

(1)

Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

(2)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(3)	Including equity attributable to ordinary and B shareholders of £54,425 million (Q1 2014 - £53,436 million).

Condensed consolidated statement of changes in equity

for the period ended 30 June 2014

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	6,714	6,582	6,752	6,714	6,619
Ordinary shares issued	97	50	59	38	13

At end of period	6,811	6,632	6,811	6,752	6,632

Paid-in equity
At beginning and end of period	979	979	979	979	979

Share premium account
At beginning of period	24,667	24,361	24,760	24,667	24,455
Ordinary shares issued	218	122	125	93	28

At end of period	24,885	24,483	24,885	24,760	24,483

Merger reserve
At beginning and end of period	13,222	13,222	13,222	13,222	13,222

Available-for-sale reserve
At beginning of period	(308)	(346)	(62)	(308)	(10)
Unrealised gains/(losses)	844	14	411	433	(568)
Realised gains	(366)	(605)	(148)	(218)	(441)
Tax	(68)	333	(63)	(5)	305
Recycled to profit or loss on disposal of businesses (1)	36	(110)	-	36	-

At end of period	138	(714)	138	(62)	(714)

Cash flow hedging reserve
At beginning of period	(84)	1,666	141	(84)	1,635
Amount recognised in equity	968	(859)	315	653	(1,118)
Amount transferred from equity to earnings	(720)	(677)	(362)	(358)	(384)
Tax	(70)	361	-	(70)	358

At end of period	94	491	94	141	491

Foreign exchange reserve
At beginning of period	3,691	3,908	3,551	3,691	5,072
Retranslation of net assets	(872)	1,430	(702)	(170)	44
Foreign currency gains on hedges of net assets	155	(131)	123	32	70
Tax	(11)	(3)	(9)	(2)	15
Recycled to profit or loss on disposal of businesses	-	(3)	-	-	-

At end of period	2,963	5,201	2,963	3,551	5,201

Capital redemption reserve
At beginning and end of period	9,131	9,131	9,131	9,131	9,131

Contingent capital reserve
At beginning and end of period	-	(1,208)	-	-	(1,208)

For the notes to this table refer the following page.

Condensed consolidated statement of changes in equity

for the period ended 30 June 2014

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Retained earnings
At beginning of period	867	10,596	1,986	867	10,949
Profit attributable to ordinary and B
shareholders and other equity owners
- continuing operations	1,895	607	627	1,268	241
- discontinued operations	17	110	15	2	2
Equity preference dividends paid	(140)	(152)	(75)	(65)	(81)
Dividend Access Share dividend	(320)	-	(320)	-	-
Paid-in equity dividends paid, net of tax	(27)	(30)	(17)	(10)	(20)
Loss on disposal of own shares held	-	(18)	-	-	(18)
Shares released for employee benefits	(41)	(1)	(5)	(36)	(1)
Share-based payments
- gross	8	(4)	47	(39)	33
- tax	(1)	(3)	-	(1)	-

At end of period	2,258	11,105	2,258	1,986	11,105

Own shares held
At beginning of period	(137)	(213)	(136)	(137)	(211)
Disposal of own shares	1	73	-	1	71
Shares released for employee benefits	-	1	-	-	1

At end of period	(136)	(139)	(136)	(136)	(139)

Owners’ equity at end of period	60,345	69,183	60,345	60,324	69,183

Non-controlling interests
At beginning of period	473	1,770	612	473	532
Currency translation adjustments and other movements	(16)	14	(19)	3	(1)
Profit/(loss) attributable to non-controlling interests
- continuing operations	24	89	12	12	(21)
- discontinued operations	18	28	11	7	7
Movements in available-for-sale securities
- unrealised (losses)/gains	(2)	9	(1)	(1)	-
- realised losses	6	-	3	3	-
- tax	-	(1)	-	-	-
- recycled to profit or loss on disposal of discontinued
operations (2)	-	(5)	-	-	-
Equity raised	115	-	-	115	-
Equity withdrawn and disposals	-	(1,429)	-	-	(42)

At end of period	618	475	618	612	475

Total equity at end of period	60,963	69,658	60,963	60,936	69,658

Notes:

(1)	Net of tax - £11 million (Q1 2014 - £11 million; Q2 2013 - £35 million).
(2)	Net of tax - £1 million in H1 2013.

For an explanation of the movements in the available-for-sale, cash flow hedging and foreign exchange reserves refer to page 70.

Condensed consolidated cash flow statement

for the period ended 30 June 2014

	Half year ended
	30 June	30 June
	2014	2013
	£m	£m

Operating activities
Operating profit before tax on continuing operations	2,652	1,374
Operating profit before tax on discontinued operations	40	161
Adjustments for non-cash items	(897)	(7,378)

Net cash inflow/(outflow) from trading activities	1,795	(5,843)
Changes in operating assets and liabilities	(7,634)	431

Net cash flows from operating activities before tax	(5,839)	(5,412)
Income taxes received/(paid)	41	(260)

Net cash flows from operating activities	(5,798)	(5,672)

Net cash flows from investing activities	(641)	12,293

Net cash flows from financing activities	921	(1,408)

Effects of exchange rate changes on cash and cash equivalents	(2,391)	4,948

Net (decrease)/increase in cash and cash equivalents	(7,909)	10,161
Cash and cash equivalents at beginning of period	121,177	132,841

Cash and cash equivalents at end of period	113,268	143,002

Notes

1. Basis of preparation

The Group’s condensed consolidated financial statements have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’. They should be read in conjunction with the Group’s 2013 Annual Report on Form 20-F which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

From 13 March 2013, Direct Line Group (DLG) was classified as an associated undertaking and at 31 December 2013 the Group’s interest in DLG was transferred to disposal groups. The Group disposed of its remaining interest in DLG in February 2014.

The consolidated financial statements comprise the condensed consolidated income statement, condensed consolidated statement of comprehensive income,condensed consolidated balance sheet, condensed consolidated statement of changed in equity, condensed consolidated cash flow statement and related explanatory notes 1 to 18 and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

The Group’s 2014 condensed consolidated financial statements have been prepared in compliance with the British Bankers’ Association Code for Financial Reporting Disclosure published in September 2010.

Going concern

The Group’s business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 6 to 136. Its objectives and policies in managing the financial risks to which it is exposed and its regulatory capital resources, liquidity and funding management are discussed in the Capital and risk management appendix. A summary of the risk factors which could materially affect the Group’s future results are described on pages 138 to 140.

Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the results for the half year ended 30 June 2014 have been prepared on a going concern basis.

2. Accounting policies

There have been no significant changes to the Group’s principal accounting policies as set out on pages 369 to 381 of the Group’s 2013 Annual Report on Form 20-F apart from the adoption of new and revised IFRSs that are effective from 1 January 2014:

‘Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)’ adds application guidance to IAS 32 to address inconsistencies identified in the application of the standard’s criteria for offsetting financial assets and financial liabilities.

‘Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)’ applies to investment entities; such entities should account for their subsidiaries (other than those that provide services related to the entity’s investment activities) at fair value through profit or loss.

IFRIC 21 ‘Levies’ provides guidance on accounting for levies payable to public authorities if certain conditions are met on a particular date.

IAS 36 ‘Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)’ aligns IAS 36’s disclosure requirements about recoverable amounts with IASB’s original intentions.

Notes

2. Accounting policies (continued)

IAS 39 ‘Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)’ provides relief from discontinuing hedge accounting on novation of a derivative designated as a hedging instrument.

The implementation of these requirements has not had a material effect on the Group’s financial statements.

Critical accounting policies and key sources of estimation uncertainty

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of the Group’s financial condition are those relating to pensions; goodwill; provisions for liabilities; deferred tax; loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgments are described on pages 378 to 381 of the Group’s 2013 Annual Report on Form 20-F.

Recent developments in IFRS

In July 2014 the IASB published IFRS 9 ‘Financial Instruments’. IFRS 9 replaces the current financial instruments standard IAS 39, setting out new accounting requirements in a number of areas. First, there are revisions to the classification and measurement of financial instruments. There are new restrictions on the ability to account for financial assets at amortised cost and a prohibition on the bifurcation of embedded derivatives from financial assets. Accounting for financial liabilities is largely unchanged except for the treatment of changes in the fair value of liabilities designated as at fair value through profit or loss attributable to own credit risk; these are recognised in other comprehensive income. Secondly, there are amended requirements for hedge accounting designed to align the accounting more closely to the risk management framework and remove or simplify some of the rule-based requirements of IAS 39. The basic mechanics of hedge accounting: fair value, cash flow and net investment hedges are retained. Finally, there is a new approach to credit impairment provisions moving from IAS 39’s incurred loss model to an expected loss model. An expected loss model will result in the recognition of credit impairment losses earlier than an incurred loss model. IFRS 9 is effective for periods beginning on or after 1 January 2018.

IFRS 9 makes major and fundamental changes to accounting for financial instruments. The Group is continuing its assessment of its effect on the Group’s financial statements.

The IASB also published:

●	in January 2014 IFRS 14 ‘Regulatory Deferral Accounts’ which permits costs that can be deferred in the presentation of regulatory accounts to be deferred also in accordance with IFRS.

●

in May 2014 IFRS 15 ‘Revenue from Contracts with Customers’ effective from 1 January 2017 replacing IAS 11 ‘Construction Contracts’, IAS 18 ‘Revenue’ and several Interpretations. Contracts are bundled or unbundled into distinct performance obligations with revenue recognised as the obligations are met.

●

in May 2014 ‘Accounting for Acquisitions of interests in Joint Operations’, an amendment to IFRS 11 ‘Joint Arrangements’ to clarify that the donor of assets and liabilities to a joint operation should hold its continuing interest in them at the lower of cost and recoverable amount.

●

in May 2014 ‘Clarification of Acceptable Methods of Depreciation and Amortisation’ amending IAS 16 ‘Property, Plant and Equipment and IAS 38 ‘Intangible Assets’ to require any policy less prudent than straight line to be justified.

The Group is reviewing these requirements to determine their effect, if any, on its financial reporting.

Notes

3. Analysis of income, expenses and impairment losses

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Loans and advances to customers	7,061	7,640	3,543	3,518	3,809
Loans and advances to banks	178	222	89	89	114
Debt securities	382	698	189	193	358

Interest receivable	7,621	8,560	3,821	3,800	4,281

Customer accounts	987	1,577	471	516	740
Deposits by banks	95	223	41	54	107
Debt securities in issue	557	698	270	287	345
Subordinated liabilities	432	447	220	212	225
Internal funding of trading businesses	57	178	21	36	97

Interest payable	2,128	3,123	1,023	1,105	1,514

Net interest income	5,493	5,437	2,798	2,695	2,767

Fees and commissions receivable
- payment services	647	688	325	322	355
- credit and debit card fees	500	529	245	255	275
- lending (credit facilities)	703	698	371	332	345
- brokerage	207	252	102	105	143
- investment management	206	210	100	106	97
- trade finance	138	153	71	67	75
- other	204	178	100	104	102

	2,605	2,708	1,314	1,291	1,392
Fees and commissions payable	(487)	(460)	(251)	(236)	(250)

Net fees and commissions	2,118	2,248	1,063	1,055	1,142

Foreign exchange	420	450	202	218	255
Interest rate	672	402	424	248	203
Credit	397	880	41	356	328
Own credit adjustments	11	175	(84)	95	76
Other	(7)	157	(42)	35	87

Income from trading activities	1,493	2,064	541	952	949

Gain on redemption of own debt	20	191	-	20	242

Operating lease and other rental income	178	256	87	91	118
Own credit adjustments	(62)	201	(106)	44	51
Other changes in the fair value of financial assets
and liabilities designated as at fair value through
profit or loss and related derivatives	29	29	9	20	17
Changes in fair value of investment properties	(43)	(16)	(31)	(12)	(7)
Profit on sale of:
- securities	343	572	132	211	419
- property, plant and equipment	40	23	16	24	5
- subsidiaries, networks and associates	363	18	171	192	24
Dividend income	30	35	17	13	21
Share of results of associates	55	204	28	27	27
Other income	103	10	22	81	45

Other operating income	1,036	1,332	345	691	720

Notes

3. Analysis of income, expenses and impairment losses (continued)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Total non-interest income	4,667	5,835	1,949	2,718	3,053

Total income	10,160	11,272	4,747	5,413	5,820

Staff costs	(3,536)	(3,727)	(1,845)	(1,691)	(1,840)
Premises and equipment	(1,275)	(1,104)	(622)	(653)	(548)
Other (1)	(1,662)	(2,181)	(951)	(711)	(1,418)

Administrative expenses	(6,473)	(7,012)	(3,418)	(3,055)	(3,806)
Depreciation and amortisation	(554)	(736)	(282)	(272)	(349)
Write down of goodwill	(130)	-	(130)	-	-
Write down of other intangible assets	(82)	-	-	(82)	-

Operating expenses	(7,239)	(7,748)	(3,830)	(3,409)	(4,155)

Loan impairment losses/(recoveries)	271	2,161	(89)	360	1,125
Securities	(2)	(11)	(4)	2	(8)

Impairment losses/(recoveries)	269	2,150	(93)	362	1,117

Note:

(1)	Includes Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs and regulatory and legal actions costs - see below for further details.

Payment Protection Insurance (PPI)

An additional charge of £150 million has been recognised for PPI in Q2 2014 (Q1 2014 - nil; Q2 2013 - £185 million) as a result of higher customer response rates and higher average redress costs. The cumulative charge in respect of PPI is £3.2 billion, of which £2.6 billion (82%) in redress and expenses had been utilised by 30 June 2014. Of the £3.2 billion cumulative charge, £2.9 billion relates to redress and £0.3 billion to administrative expenses.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

At beginning of period	926	895	708	926	705
Charge to income statement	150	185	150	-	185
Utilisations	(490)	(376)	(272)	(218)	(186)

At end of period	586	704	586	708	704

The remaining provision provides coverage for approximately seven months for redress and administrative expenses, based on the current average monthly utilisation.

Notes

3. Analysis of income, expenses and impairment losses (continued)

The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Past business review take up rate	47%	52%	+/-5	+/-56
Uphold rate (1)	89%	88%	+/-5	+/-17
Average redress	£1,741	£1,722	+/-5	+/-15

Note:

(1)	Uphold rate excludes claims where no PPI policy was held.

Interest that will be payable on successful complaints has been included in the provision as has the estimated cost to the Group of administering the redress process. The Group expects the majority of the cash outflows associated with this provision to have occurred by the end of 2014. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different than the amount provided. The Group will continue to monitor the position closely and refresh its assumptions.

Interest Rate Hedging Products (IRHP) redress and related costs

Following an industry-wide review conducted in conjunction with the Financial Services Authority (now being dealt with by the Financial Conduct Authority (FCA)), the Group agreed to provide redress to customers in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. An additional charge of £100 million has been recognised in Q2 2014 (Q1 2014 and Q2 2013 - nil), principally reflecting the marginal increase in our redress experience compared to expectations. We have now agreed outcomes with the independent reviewer relating to over 95% of cases. A cumulative charge of £1.4 billion has been recognised, of which £1.1 billion relates to redress and £0.3 billion relates to administrative expenses.

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

At beginning of period	1,077	676	878	1,077	702
Charge to income statement	100	50	100	-	-
Utilisations	(417)	(56)	(218)	(199)	(32)

At end of period	760	670	760	878	670

Notes

3. Analysis of income, expenses and impairment losses (continued)

The Group is progressing with its review of sales of IRHP and providing basic redress to all customers who are entitled to it. Customers may also be entitled to be compensated for any consequential losses they may have suffered. The Group is not able to measure reliably any liability it may have and has accordingly not made any provision. Customers will receive redress monies without having to wait for the assessment of any additional consequential loss claims which are outside the allowance for such claims included in the 8% interest on redress due.

The Group continues to monitor the level of provision given the uncertainties over the number of transactions that will qualify for redress and the nature and cost of that redress.

Regulatory and legal actions

The Group is party to certain legal proceedings and regulatory investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. No additional charge has been booked in 2014 (Q2 2013 - £385 million). A charge of £1,910 million in Q4 2013 was primarily in respect of matters related to mortgage-backed securities and securities related litigation following recent third party litigation settlements and regulatory decisions.

4. Pensions

Pension costs for the half year ended 30 June 2014 amounted to £281 million (H1 2013 - £297 million; Q2 2014 - £138 million; Q1 2014 - £143 million and Q2 2013 - £149 million). Defined benefit schemes’ charges are based on the actuarially determined pension cost rates at 31 December 2013.

In May 2014, the triennial funding valuation of The Royal Bank of Scotland Group Pension Fund was agreed which showed that the value of the liabilities exceeded the value of assets by £5.6 billion at 31 March 2013, a ratio of 82%. To eliminate this deficit, RBS will pay annual contributions of £650 million from 2014 to 2016 and £450 million (indexed in line with inflation) from 2017 to 2023. These contributions are in addition to regular annual contributions of approximately £270 million in respect of the ongoing accrual of benefits as well as contributions to meet the expenses of running the scheme.

Notes

5. Loan impairment provisions and REIL

Loan impairments

Operating profit is stated after charging loan impairment losses of £271 million (H1 2013 - £2,161 million). The balance sheet loan impairment provisions decreased in the half year ended 30 June 2014 from £25,216 million to £22,446 million and the movements thereon were:

	Half year ended
	30 June 2014			30 June 2013
	RBS			RBS excl.
	excl. RCR	RCR	Total	Non-Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

At beginning of period (1)	8,716	16,500	25,216	10,062	11,188	21,250
Currency translation and other adjustments	(118)	(395)	(513)	207	341	548
Amounts written-off	(868)	(1,619)	(2,487)	(1,155)	(968)	(2,123)
Recoveries of amounts previously written-off	84	14	98	90	31	121
Charge to income statement
- continuing operations	290	(19)	271	1,258	903	2,161
Unwind of discount (recognised in interest income)	(63)	(76)	(139)	(104)	(100)	(204)

At end of period	8,041	14,405	22,446	10,358	11,395	21,753

	Quarter ended
	30 June 2014			31 March 2014			30 June 2013
	RBS			RBS			RBS excl.	Non-
	excl. RCR	RCR	Total	excl. RCR	RCR	Total	Non-Core	Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period (1)	8,516	15,719	24,235	8,716	16,500	25,216	10,266	11,228	21,494
Currency translation and other
adjustments	(75)	(333)	(408)	(43)	(62)	(105)	71	75	146
Amounts written-off	(447)	(827)	(1,274)	(421)	(792)	(1,213)	(626)	(341)	(967)
Recoveries of amounts previously
written-off	43	3	46	41	11	52	41	15	56
Charge to income statement
- continuing operations	36	(125)	(89)	254	106	360	659	466	1,125
Unwind of discount
(recognised in interest income)	(32)	(32)	(64)	(31)	(44)	(75)	(53)	(48)	(101)

At end of period	8,041	14,405	22,446	8,516	15,719	24,235	10,358	11,395	21,753

Note:

(1)

As a result of the creation of RCR on 1 January 2014, £855 million of provisions were transferred from Non-Core to the original donating divisions and £16,500 million of provisions were transferred to RCR, £12,984 million from Non-Core and £3,516 million from other divisions.

Provisions at 30 June 2014 include £50 million in respect of loans and advances to banks (31 March 2014 - £62 million; 31 December 2013 - £63 million; 30 June 2013 - £83 million).

Notes

5. Loan impairment provisions and REIL (continued)

Risk elements in lending

Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected and those awaiting individual assessment. A latent provision is established for the latter.

REIL decreased by £5,311 million in the half year ended 30 June 2014 to £34,081 million and the movements thereon were:

	Half year ended
	30 June 2014			30 June 2013
	RBS			RBS excl.
	excl. RCR	RCR	Total	Non-Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m

At beginning of period (1)	15,276	24,116	39,392	19,766	21,374	41,140
Currency translation and other adjustments	(167)	(658)	(825)	458	642	1,100
Additions	2,273	1,887	4,160	4,878	1,978	6,856
Transfers (2)	(121)	52	(69)	292	(4)	288
Transfer to performing book	(111)	(74)	(185)	(55)	(25)	(80)
Repayments and disposals	(2,629)	(3,276)	(5,905)	(2,858)	(2,140)	(4,998)
Amounts written-off	(868)	(1,619)	(2,487)	(1,155)	(968)	(2,123)

At end of period	13,653	20,428	34,081	21,326	20,857	42,183

	Quarter ended
	30 June 2014			31 March 2014			30 June 2013
	RBS			RBS			RBS excl.
	excl. RCR	RCR	Total	excl. RCR	RCR	Total	Non-Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period (1)	14,351	23,002	37,353	15,276	24,116	39,392	20,286	20,756	41,042
Currency translation and
other adjustments	(102)	(560)	(662)	(65)	(98)	(163)	82	114	196
Additions	810	564	1,374	1,463	1,323	2,786	2,781	1,039	3,820
Transfers (2)	(65)	36	(29)	(56)	16	(40)	203	(35)	168
Transfer to performing book	(8)	(71)	(79)	(103)	(3)	(106)	(14)	8	(6)
Repayments and disposals	(886)	(1,716)	(2,602)	(1,743)	(1,560)	(3,303)	(1,386)	(684)	(2,070)
Amounts written-off	(447)	(827)	(1,274)	(421)	(792)	(1,213)	(626)	(341)	(967)

At end of period	13,653	20,428	34,081	14,351	23,002	37,353	21,326	20,857	42,183

Notes:

(1)

As a result of the creation of RCR on 1 January 2014, £1,328 million of REIL were transferred from Non-Core to the original donating divisions and £24,116 million of REIL were transferred to RCR, £17,686 million from Non-Core and £6,430 million from other divisions.

(2)	Represents transfers between REIL and potential problem loans.

Provision coverage of REIL was 66% at 30 June 2014 (31 March 2014 - 65%; 31 December 2013 - 64%; 30 June 2013 - 52%).

Refer to Appendix 1 for analyses of loan impairments and REIL by segment, sector and geographical region.

Notes

6. Tax

The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 21.5% (2013 - 23.25%).

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Operating profit before tax	2,652	1,374	1,010	1,642	548

Expected tax charge	(570)	(319)	(217)	(353)	(127)
Losses in year where no deferred tax
asset recognised	(22)	(116)	(9)	(13)	(44)
Foreign profits taxed at other rates	(87)	(120)	(30)	(57)	(32)
Unrecognised timing differences	13	(12)	9	4	(15)
Non-deductible goodwill impairment	(28)	-	(28)	-	-
Items not allowed for tax
- losses on disposals and write-downs	(5)	-	(5)	-	-
- UK bank levy	(30)	(29)	(11)	(19)	(9)
- regulatory and legal actions	-	(90)	-	-	(90)
- employee share schemes	(5)	(14)	(2)	(3)	(7)
- other disallowable items	(64)	(82)	(39)	(25)	(45)
Non-taxable items
- gain on sale of Direct Line Insurance Group	41	-	-	41	-
- other non-taxable items	13	86	(1)	14	31
Taxable foreign exchange movements	4	(2)	3	1	(4)
Losses brought forward and utilised	45	27	9	36	22
Reduction in carrying value of deferred tax asset
in respect of losses in US	(76)	-	(76)	-	-
Adjustments in respect of prior periods	38	(7)	26	12	(8)

Actual tax charge	(733)	(678)	(371)	(362)	(328)

At 30 June 2014, the Group has recognised a deferred tax asset of £3,107 million (31 March 2014 - £3,289 million; 31 December 2013 - £3,478 million) and a deferred tax liability of £605 million (31 March 2014 - £583 million; 31 December 2013 - £507 million). These include amounts recognised in respect of UK trading losses of £2,135 million (31 March 2014 - £2,240 million; 31 December 2013 - £2,411 million). Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 June 2014 and concluded that it is recoverable based on future profit projections.

Notes

7. Profit/(loss) attributable to non-controlling interests

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

RBS Sempra Commodities JV	-	(2)	-	-	-
RFS Holdings BV Consortium Members	38	113	21	17	-
Direct Line Group	-	19	-	-	-
Other	4	(13)	2	2	(14)

Profit/(loss) attributable to non-controlling interests	42	117	23	19	(14)

8. Dividends

Dividends paid to preference shareholders and paid-in equity holders, and the dividend on the Dividend Access Share are as follows:

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013	2014	2014	2013
	£m	£m	£m	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	105	116	40	65	45
Non-cumulative preference shares of €0.01	34	35	34	-	35
Non-cumulative preference shares of £1	1	1	1	-	1

Paid-in equity holders
Interest on securities classified as equity, net of tax	27	30	17	10	20

Dividend Access Share dividend	320	-	320	-	-

	487	182	412	75	101

The Group has resumed payments on all discretionary non-equity capital instruments following the end of the European Commission ban in 2012 for RBS and 2013 for RBS N.V. Future coupons and dividends on hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

The Board has decided to continue partially neutralising the Common Equity Tier 1 impact of Group hybrid capital instruments. It is expected that £300 million of new equity will be issued during the course of 2014 to achieve this aim, of which £100 million was issued in May 2014 and a further £51 million in July 2014.

Following approval of the DAS Retirement Agreement by independent shareholders at a General Meeting in June 2014, provision has been made for the DAS retirement initial dividend of £320 million.

Notes

9. Earnings per ordinary and equivalent B share

At a General Meeting on 25 June 2014, the Company’s independent shareholders approved an agreement between RBS and Her Majesty's Treasury for the retirement of the Dividend Access Share (the DAS retirement agreement).

Prior to the DAS retirement agreement, the DAS was entitled to a dividend amounting to the greater of 7% of the aggregate issue price of B shares and 250% of the ordinary dividend rate multiplied by the number of B shares issued, less any dividends paid on the B shares and on ordinary shares issued on their conversion. When calculating earnings per share, IFRS requires profit or loss to be allocated to participating equity instruments as if all of the profit or loss for the period had been distributed. Consequently, earnings for all periods presented ending on or before 31 March 2014 are allocated solely to the dividend access share and earnings per ordinary and equivalent B share are nil for all periods. Adjusted earnings per ordinary and equivalent B share excludes the rights of the dividend access share for periods prior to 25 June 2014 and has been calculated on the basis tabulated on the following page.

After the DAS retirement agreement came into effect, once RBS has paid dividends on the DAS totalling £1.5 billion (subject to increases after 1 January 2016), the DAS will lose its preferential dividend rights and will become a single B share. The dividends are payable at the discretion of the directors. The first DAS dividend of £320 million payable within 45 business days of approval of the agreement, has been recognised as a liability at 30 June 2014. Unpaid DAS dividends will be subject to an increase of 5% per annum from 1 January 2016 and an increase of 10% per annum from 1 January 2021.

These changes to the DAS agreement have re-characterised the DAS such that it is no longer a participating share; it is only entitled to total dividends of £1.5 billion, subject to increases after 1 January 2016. Consequently earnings per share for periods ended after 25 June 2014 only reflect DAS dividends recognised before the end of a reporting period; this amounted to £320 million in respect of the half year and quarter ended 30 June 2014. Dividends can be paid on ordinary and B shares only once the total remaining amount of retirement dividend of £1,180 million, subject to increases as above, has been paid.

Notes

9. Earnings per ordinary and equivalent B share (continued)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2014	2013*	2014	2014	2013*

Earnings
Profit from continuing operations attributable
to ordinary and B shareholders (£m)	1,408	425	215	1,193	140
Profit from discontinued operations attributable to
ordinary and B shareholders (£m)	17	110	15	2	2

Profit attributable to ordinary and B shareholders (£m)	1,425	535	230	1,195	142

Ordinary shares outstanding during the period (millions)	6,208	6,052	6,235	6,181	6,073
Equivalent B shares in issue during the period (millions)	5,100	5,100	5,100	5,100	5,100

Weighted average number of ordinary
shares and equivalent B shares outstanding
during the period (millions)	11,308	11,152	11,335	11,281	11,173
Effect of dilutive share options and convertible
securities (millions)	97	114	89	110	114

Diluted weighted average number of ordinary
shares and equivalent B shares outstanding
during the period (millions)	11,405	11,266	11,424	11,391	11,287
Basic and diluted earnings/(loss) per ordinary and
equivalent B share (EPS)
Basic EPS from continuing operations	12.5p	-	1.9p	-	-
Earnings allocated to DAS	-	3.8p	-	10.6p	1.2p
Own credit adjustments	0.4p	(2.6p)	1.3p	(0.9p)	(0.8p)
Gain on redemption of own debt	(0.2p)	(1.7p)	-	(0.2p)	(2.1p)
Write-down of goodwill	1.1p	-	1.1p	-	-
Strategic disposals	(1.7p)	-	-	(1.7p)	(0.1p)

Adjusted EPS from continuing operations	12.1p	(0.5p)	4.3p	7.8p	(1.8p)
Basic EPS from discontinued operations	0.2p	-	0.1p	-	-
Earnings allocated to DAS	-	1.0p	-	-	-

Adjusted EPS from discontinued operations	0.2p	1.0p	0.1p	-	-

* Basic EPS for the half year and quarter ended 30 June 2013 have been restated to reflect the terms of the DAS.

Notes:

(1)	Diluted EPS from continuing operations in the half year ended 30 June 2014 and the quarter ended 30 June 2014 were 0.1p lower than basic EPS.
(2)	Adjusted EPS has been restated to reflect the change in presentation of one-off and other items set out on page 4.

Notes

10. Segmental analysis

On 27 February 2014, RBS announced the reorganisation of the previously reported operating divisions into three franchises:

●	Personal & Business Banking (PBB), comprising two reportable segments, UK Personal & Business Banking, including Williams & Glyn, (UK PBB) and Ulster Bank.

●	Commercial & Private Banking (CPB), comprising two reportable segments, Commercial Banking and Private Banking.

●	Corporate & Institutional Banking (CIB); a single reportable segment.

RBS Capital Resolution (RCR) was established with effect from 1 January 2014 by the transfer of capital intensive and higher risk assets from existing divisions. Non-Core was dissolved on 31 December 2013. No business lines moved to RCR and so comparative data has not been restated.

RBS will continue to manage and report Citizens Financial Group (CFG) and RBS Capital Resolution (RCR) separately until disposal or wind-down. Residual unallocated costs will continue to be reported within central items.

As part of its internal reorganisation, RBS has also centralised all services and functions. The costs relating to Services and Functions previously reported as direct expenses in the divisions are now reallocated to businesses using appropriate drivers and reported as indirect expenses in the segmental income statements.

In addition, a number of previously reported reconciling items (Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs, regulatory and legal actions, restructuring costs, amortisation of purchased intangible assets and bank levy) have now been allocated to the reportable segments.

Comparatives have been restated accordingly.

Analysis of operating profit

The following tables provide a segmental analysis of operating profit/(loss) by main income statement captions.

Notes

10. Segmental analysis (continued)

Analysis of operating profit (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	recoveries	profit/(loss)
Half year ended 30 June 2014	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	2,276	686	2,962	(1,820)	(148)	994
Ulster Bank	323	89	412	(300)	(57)	55

Personal & Business Banking	2,599	775	3,374	(2,120)	(205)	1,049

Commercial Banking	999	569	1,568	(902)	(31)	635
Private Banking	344	201	545	(400)	-	145

Commercial & Private Banking	1,343	770	2,113	(1,302)	(31)	780

Corporate & Institutional Banking	365	2,062	2,427	(2,158)	39	308
Central items	203	146	349	(270)	12	91
Citizens Financial Group	987	620	1,607	(1,082)	(104)	421
RCR	(1)	109	108	(176)	20	(48)

Non-statutory basis	5,496	4,482	9,978	(7,108)	(269)	2,601
Reconciling items:
Own credit adjustments (1)	-	(51)	(51)	-	-	(51)
Gain on redemption of own debt	-	20	20	-	-	20
Write down of goodwill	-	-	-	(130)	-	(130)
Strategic disposals	-	191	191	-	-	191
RFS Holdings minority interest	(3)	25	22	(1)	-	21
Statutory basis	5,493	4,667	10,160	(7,239)	(269)	2,652

Note:

(1)	Comprises £11 million gain included in 'Income from trading activities' and £62 million loss included in 'Other operating income' on a statutory basis.

Notes

10. Segmental analysis (continued)

Analysis of operating profit (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	recoveries	profit/(loss)
Half year ended 30 June 2013*	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	2,200	629	2,829	(1,885)	(256)	688
Ulster Bank	302	142	444	(322)	(503)	(381)

Personal & Business Banking	2,502	771	3,273	(2,207)	(759)	307

Commercial Banking	936	613	1,549	(854)	(282)	413
Private Banking	317	214	531	(436)	(7)	88

Commercial & Private Banking	1,253	827	2,080	(1,290)	(289)	501

Corporate & Institutional Banking	313	2,395	2,708	(2,682)	(223)	(197)
Central items	453	219	672	(122)	3	553
Citizens Financial Group	939	570	1,509	(1,105)	(51)	353
Non-Core	(18)	384	366	(344)	(831)	(809)

Non-statutory basis	5,442	5,166	10,608	(7,750)	(2,150)	708
Reconciling items:
Own credit adjustments (1)	-	376	376	-	-	376
Gain on redemption of own debt	-	191	191	-	-	191
RFS Holdings minority interest	(5)	102	97	2	-	99

Statutory basis	5,437	5,835	11,272	(7,748)	(2,150)	1,374

*Restated

Note:

(1)	Comprises £175 million gain included in 'Income from trading activities' and £201 million gain included in 'Other operating income' on a statutory basis.

Notes

10. Segmental analysis (continued)

Analysis of operating profit (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	recoveries	profit/(loss)
Quarter ended 30 June 2014	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,152	347	1,499	(955)	(60)	484
Ulster Bank	169	42	211	(155)	(10)	46

Personal & Business Banking	1,321	389	1,710	(1,110)	(70)	530

Commercial Banking	511	287	798	(493)	9	314
Private Banking	174	98	272	(201)	(1)	70

Commercial & Private Banking	685	385	1,070	(694)	8	384

Corporate & Institutional Banking	186	890	1,076	(1,146)	45	(25)
Central items	100	44	144	(71)	13	86
Citizens Financial Group	499	391	890	(582)	(31)	277
RCR	7	28	35	(97)	128	66

Non-statutory basis	2,798	2,127	4,925	(3,700)	93	1,318
Reconciling items:
Own credit adjustments (1)	-	(190)	(190)	-	-	(190)
Write down of goodwill	-	-	-	(130)	-	(130)
RFS Holdings minority interest	-	12	12	-	-	12

Statutory basis	2,798	1,949	4,747	(3,830)	93	1,010

Note:

(1)	Comprises £84 million loss included in 'Income from trading activities' and £106 million loss included in 'Other operating income' on a statutory basis.

Notes

10. Segmental analysis (continued)

Analysis of operating profit (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	recoveries	profit/(loss)
Quarter ended 31 March 2014*	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,124	339	1,463	(865)	(88)	510
Ulster Bank	154	47	201	(145)	(47)	9

Personal & Business Banking	1,278	386	1,664	(1,010)	(135)	519

Commercial Banking	488	282	770	(409)	(40)	321
Private Banking	170	103	273	(199)	1	75

Commercial & Private Banking	658	385	1,043	(608)	(39)	396

Corporate & Institutional Banking	179	1,172	1,351	(1,012)	(6)	333
Central items	103	102	205	(199)	(1)	5
Citizens Financial Group	488	229	717	(500)	(73)	144
RCR	(8)	81	73	(79)	(108)	(114)

Non-statutory basis	2,698	2,355	5,053	(3,408)	(362)	1,283
Reconciling items:
Own credit adjustments (1)	-	139	139	-	-	139
Gain on redemption of own debt	-	20	20	-	-	20
Strategic disposals	-	191	191	-	-	191
RFS Holdings minority interest	(3)	13	10	(1)	-	9

Statutory basis	2,695	2,718	5,413	(3,409)	(362)	1,642

*Restated

Note:

(1)	Comprises £95 million gain included in Income from trading activities and £44 million gain included in Other operating income on a statutory basis.

Notes

10. Segmental analysis (continued)

Analysis of operating profit (continued)

	Net	Non-			Impairment
	interest	interest	Total	Operating	(losses)/	Operating
	income	income	income	expenses	recoveries	profit/(loss)
Quarter ended 30 June 2013*	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,118	320	1,438	(1,044)	(126)	268
Ulster Bank	152	88	240	(187)	(263)	(210)

Personal & Business Banking	1,270	408	1,678	(1,231)	(389)	58

Commercial Banking	484	325	809	(425)	(155)	229
Private Banking	159	110	269	(220)	(2)	47

Commercial & Private Banking	643	435	1,078	(645)	(157)	276

Corporate & Institutional Banking	141	1,095	1,236	(1,487)	(144)	(395)
Central items	228	207	435	(86)	3	352
Citizens Financial Group	469	278	747	(548)	(32)	167
Non-Core	19	254	273	(159)	(398)	(284)

Non-statutory basis	2,770	2,677	5,447	(4,156)	(1,117)	174
Reconciling items:
Own credit adjustments (1)	-	127	127	-	-	127
Gain on redemption of own debt	-	242	242	-	-	242
Strategic disposals	-	6	6	-	-	6
RFS Holdings minority interest	(3)	1	(2)	1	-	(1)

Statutory basis	2,767	3,053	5,820	(4,155)	(1,117)	548

*Restated

Note:

(1)	Comprises £76 million gain included in 'Income from trading activities' and £51 million gain included in 'Other operating income' on a statutory basis.

Notes

10. Segmental analysis (continued)

Total revenue
	Half year ended
	30 June 2014			30 June 2013*
		Inter			Inter
	External	segment	Total	External	segment	Total
Total revenue	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	3,583	7	3,590	3,620	7	3,627
Ulster Bank	408	40	448	549	36	585

Personal & Business Banking	3,991	47	4,038	4,169	43	4,212

Commercial Banking	1,729	13	1,742	1,778	16	1,794
Private Banking	470	258	728	503	340	843

Commercial & Private Banking	2,199	271	2,470	2,281	356	2,637

Corporate & Institutional Banking	3,033	2,028	5,061	3,461	2,691	6,152
Central items	1,200	2,051	3,251	1,550	4,665	6,215
Citizens Financial Group	1,724	5	1,729	1,644	50	1,694
RCR	443	254	697	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	1,081	223	1,304

Non-statutory basis	12,590	4,656	17,246	14,186	8,028	22,214
Reconciling items:
Own credit adjustments	(51)	-	(51)	376	-	376
Gain on redemption of own debt	20	-	20	191	-	191
Strategic disposals	191	-	191	-	-	-
RFS Holdings minority interest	25	-	25	102	-	102
Elimination of intra-group transactions	-	(4,656)	(4,656)	-	(8,028)	(8,028)

Statutory basis	12,775	-	12,775	14,855	-	14,855

*Restated

Notes

10. Segmental analysis (continued)

Total revenue (continued)

	Quarter ended
	30 June 2014			31 March 2014*			30 June 2013*
		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
Total revenue	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	1,806	3	1,809	1,777	4	1,781	1,821	(7)	1,814
Ulster Bank	210	20	230	198	20	218	289	27	316

Personal & Business Banking	2,016	23	2,039	1,975	24	1,999	2,110	20	2,130

Commercial Banking	875	(18)	857	854	31	885	909	8	917
Private Banking	234	127	361	236	131	367	255	162	417

Commercial & Private Banking	1,109	109	1,218	1,090	162	1,252	1,164	170	1,334

Corporate & Institutional Banking	1,383	1,128	2,511	1,650	900	2,550	1,628	1,470	3,098
Central items	552	1,019	1,571	648	1,032	1,680	873	2,319	3,192
Citizens Financial Group	947	2	949	777	3	780	813	25	838
RCR	193	97	290	250	157	407	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	n/a	n/a	n/a	620	144	764

Non-statutory basis	6,200	2,378	8,578	6,390	2,278	8,668	7,208	4,148	11,356
Reconciling items:
Own credit adjustments	(190)	-	(190)	139	-	139	127	-	127
Gain on redemption of own debt	-	-	-	20	-	20	242	-	242
Strategic disposals	-	-	-	191	-	191	6	-	6
RFS Holdings minority interest	11	-	11	14	-	14	1	-	1
Elimination of intra-group transactions	-	(2,378)	(2,378)	-	(2,278)	(2,278)	-	(4,148)	(4,148)

Statutory basis	6,021	-	6,021	6,754	-	6,754	7,584	-	7,584

Total assets and liabilities

	30 June 2014		31 March 2014*		31 December 2013*
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Total assets	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	133,559	147,650	132,802	146,264	132,153	146,255
Ulster Bank	26,734	24,718	26,160	26,055	28,183	27,047

Personal & Business Banking	160,293	172,368	158,962	172,319	160,336	173,302

Commercial Banking	88,573	90,272	89,608	90,158	87,900	93,201
Private Banking	20,794	36,379	21,227	37,173	21,168	37,564

Commercial & Private Banking	109,367	126,651	110,835	127,331	109,068	130,765

Corporate & Institutional Banking	537,563	493,282	546,968	503,189	551,200	512,691
Central items	92,392	81,308	91,219	82,839	103,450	84,279
Citizens Financial Group	76,090	63,661	76,063	63,547	71,738	61,289
RCR	34,449	12,731	38,793	13,475	n/a	n/a
Non-Core	n/a	n/a	n/a	n/a	31,177	6,100

Non-statutory basis	1,010,154	950,001	1,022,840	962,700	1,026,969	968,426
Reconciling item:
RFS Holdings minority interest	954	144	930	134	909	237

Statutory basis	1,011,108	950,145	1,023,770	962,834	1,027,878	968,663

*Restated

Notes

11. Financial instruments

Classification

The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

									Non
	Financial instruments								financial
							Amortised	Finance	assets/
	HFT (1)	DFV (2)	HD (3)	AFS (4)	LAR (5)	HTM(6)	cost	leases	liabilities	Total
30 June 2014	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-		-	68,670	-				68,670
Loans and advances to banks
- reverse repos	25,139	-		-	3,024	-				28,163
- other	9,907	-		-	18,997	-				28,904
Loans and advances to customers
- reverse repos	53,142	-		-	400	-				53,542
- other	18,171	50		-	360,790	-		6,543		385,554
Debt securities	55,893	121		48,698	3,526	4,556				112,794
Equity shares	6,444	338		1,052	-	-				7,834
Settlement balances	-	-		-	19,682	-				19,682
Derivatives	270,807		4,099							274,906
Intangible assets									12,173	12,173
Property, plant and equipment									7,115	7,115
Deferred tax									3,107	3,107
Prepayments, accrued income and
other assets	-	-		-	-	-			7,418	7,418
Assets of disposal groups									1,246	1,246

	439,503	509	4,099	49,750	475,089	4,556		6,543	31,059	1,011,108

Liabilities
Deposits by banks
- repos	28,931	-					2,791			31,722
- other	22,168	-					17,011			39,179
Customer accounts
- repos	46,861	-					4,679			51,540
- other	9,287	5,248					386,691			401,226
Debt securities in issue	7,339	12,967					38,781			59,087
Settlement balances	-	-					15,128			15,128
Short positions	39,019	-								39,019
Derivatives	266,544		3,543							270,087
Accruals, deferred income and
other liabilities	-	-					1,744	15	13,117	14,876
Retirement benefit liabilities									2,742	2,742
Deferred tax									605	605
Subordinated liabilities	-	846					23,963			24,809
Liabilities of disposal groups									125	125

	420,149	19,061	3,543				490,788	15	16,589	950,145

Equity										60,963

										1,011,108

For the notes to this table refer to the following page.

Notes

11. Financial instruments: Classification (continued)

								Non
	Financial instruments							financial
						Amortised	Finance	assets/
	HFT (1)	DFV (2)	HD (3)	AFS (4)	LAR (5)	cost	leases	liabilities	Total
31 December 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	-	-		-	82,659				82,659
Loans and advances to banks
- reverse repos	25,795	-		-	721				26,516
- other	9,952	-		-	17,603				27,555
Loans and advances to customers
- reverse repos	49,897	-		-	-				49,897
- other	19,170	49		-	364,772		6,834		390,825
Debt securities	56,582	122		53,107	3,788				113,599
Equity shares	7,199	400		1,212					8,811
Settlement balances	-	-		-	5,591				5,591
Derivatives	283,508		4,531						288,039
Intangible assets								12,368	12,368
Property, plant and equipment								7,909	7,909
Deferred tax								3,478	3,478
Prepayments, accrued income and
other assets	-	-		-	-			7,614	7,614
Assets of disposal groups								3,017	3,017

	452,103	571	4,531	54,319	475,134		6,834	34,386	1,027,878

Liabilities
Deposits by banks
- repos	23,127	-				5,523			28,650
- other	19,764	-				15,565			35,329
Customer accounts
- repos	52,300	-				4,184			56,484
- other	10,236	5,862				398,298			414,396
Debt securities in issue	8,560	15,848				43,411			67,819
Settlement balances	-	-				5,313			5,313
Short positions	28,022	-							28,022
Derivatives	281,299		4,227						285,526
Accruals, deferred income and
other liabilities	-	-				1,764	19	14,234	16,017
Retirement benefit liabilities								3,210	3,210
Deferred tax								507	507
Subordinated liabilities	-	868				23,144			24,012
Liabilities of disposal groups								3,378	3,378

	423,308	22,578	4,227			497,202	19	21,329	968,663

Equity									59,215

									1,027,878

Notes:

(1)	Held-for-trading.
(2)	Designated as at fair value.
(3)	Hedging derivatives.
(4)	Available-for-sale.
(5)	Loans and receivables.
(6)	Held to maturity

Apart from the reclassification of £3.6 billion of Treasury debt securities from AFS to HTM in Q1 2014, there were no other reclassifications in the first half of 2014.

Notes

11. Financial instruments (continued)

Valuation reserves

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. The table below shows credit valuation adjustments (CVA) and other valuation reserves.  CVA represent an estimate of the adjustment to fair value that a market participant would make to incorporate the risk inherent in derivative exposures.

	30 June	31 December
	2014	2013
	£m	£m

Credit valuation adjustments
- monoline insurers and credit derivative product companies (CDPC)	57	99
- other counterparties	1,433	1,667

	1,490	1,766

Other valuation reserves
- bid-offer	405	513
- funding valuation adjustment	522	424
- product and deal specific	718	745
- other	27	8

	1,672	1,690

Valuation reserves	3,162	3,456

The table below analyses CVA relating to other counterparties by rating and sector.
	30 June	31 December
Ratings:	2014	2013
	£m	£m

AAA	85	104
AA to AA+	25	13
A to AA-	111	168
BBB- to A-	336	446
Non-investment grade	876	936

	1,433	1,667

Counterparty:
Banks	38	89
Other financial institutions	196	199
Corporate	1,013	1,126
Government	186	253

	1,433	1,667

Key points

●	The decrease in CVA was primarily driven by tightening of credit spreads.

●	Other valuation reserves were broadly flat with balance sheet reduction impacts being offset by additional funding related reserves.

Notes

11. Financial instruments: Valuation reserves (continued)

Own credit

The cumulative own credit adjustment (OCA) recorded on held-for-trading (HFT) and designated as at fair value through profit or loss (DFV) debt securities in issue, subordinated liabilities and derivative liabilities are set out below.

Cumulative OCA (CR)/DR (1)				Subordinated
	Debt securities in issue (2)			liabilities
	HFT	DFV	Total	DFV	Total	Derivatives	Total (3)
	£m	£m	£m	£m	£m	£m	£m

30 June 2014	(395)	(87)	(482)	237	(245)	54	(191)
31 December 2013	(467)	(33)	(500)	256	(244)	96	(148)
30 June 2013	(488)	244	(244)	380	136	309	445

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

30 June 2014	7.3	13.0	20.3	0.8	21.1
31 December 2013	8.6	15.8	24.4	0.9	25.3
30 June 2013	9.3	20.7	30.0	0.9	30.9

Notes:

(1)	The OCA does not alter cash flows and is not used for performance management.
(2)	Includes wholesale and retail note issuances.
(3)

The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserve is stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

Key points

●

The cumulative OCA decreased during the first half of 2014 due to tightening of RBS credit spreads in the second quarter of 2014 partially offset by the impact of time decay (e.g. the reduction in the remaining time to maturity of the trades reduces the impact of changes in RBS credit spreads).

●

Senior issued debt OCA is determined by reference to secondary debt issuance spreads, the five year spread tightened to 72 basis points (31 December 2013 - 92 basis points; 30 June 2013 - 140 basis points).

●	RBS CDS spreads tightened to 85 basis points (31 December 2013 - 114 basis points; 30 June 2013 - 228 basis points).

Notes

11. Financial instruments (continued)

Financial instruments carried at fair value - valuation hierarchy

Commentary on the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the Group’s 2013 Annual Report on Form 20-F. There have been no material changes to valuation or levelling approaches in the half year to 30 June 2014.

The tables below show financial instruments carried at fair value on the Group’s balance sheet by valuation hierarchy – level 1, level 2 and level 3 and valuation sensitivities for level 3 balances.

					Level 3 sensitivity
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
30 June 2014	£bn	£bn	£bn	£bn	£m	£m

Assets
Loans and advances to banks	-	34.7	0.3	35.0	20	(10)
Loans and advances to customers	-	71.2	0.2	71.4	20	(30)
Debt securities	58.3	44.6	1.8	104.7	130	(60)
Equity shares	6.1	1.1	0.6	7.8	100	(80)
Derivatives	0.1	271.8	3.1	275.0	330	(190)

	64.5	423.4	6.0	493.9	600	(370)

Proportion	13.1%	85.7%	1.2%	100.0%

Of which
RBS excluding RCR	64.4	409.5	4.4	478.3
RCR	0.1	13.9	1.6	15.6

	64.5	423.4	6.0	493.9

31 December 2013

Assets
Loans and advances to banks	-	35.5	0.3	35.8	30	(10)
Loans and advances to customers	-	68.9	0.2	69.1	20	(30)
Debt securities	58.0	49.7	2.1	109.8	160	(100)
Equity shares	7.0	1.1	0.7	8.8	120	(110)
Derivatives	0.1	284.4	3.5	288.0	390	(250)

	65.1	439.6	6.8	511.5	720	(500)

Proportion	12.7%	86.0%	1.3%	100.0%

Of which
RBS excluding Non-Core	64.9	436.2	4.9	506.0
Non-Core	0.2	3.4	1.9	5.5

	65.1	439.6	6.8	511.5

Notes

11. Financial instruments: Valuation hierarchy (continued)

					Level 3 sensitivity
	Level 1	Level 2	Level 3	Total	Favourable	Unfavourable
30 June 2014	£bn	£bn	£bn	£bn	£m	£m

Liabilities
Deposits by banks	-	51.0	0.1	51.1	10	-
Customer accounts	-	61.2	0.2	61.4	-	(10)
Debt securities in issue	-	19.0	1.3	20.3	30	(50)
Short positions	34.3	4.7	-	39.0	-	-
Derivatives	0.1	267.6	2.5	270.2	130	(120)
Subordinated liabilities	-	0.8	-	0.8	-	-

	34.4	404.3	4.1	442.8	170	(180)

Proportion	7.8%	91.3%	0.9%	100.0%

Of which
RBS excluding RCR	34.4	393.5	3.7	431.6
RCR	-	10.8	0.4	11.2

	34.4	404.3	4.1	442.8

31 December 2013

Liabilities
Deposits by banks	-	42.8	0.1	42.9	10	-
Customer accounts	-	68.2	0.2	68.4	-	(10)
Debt securities in issue	-	23.1	1.3	24.4	50	(70)
Short positions	23.9	4.1	-	28.0	-	-
Derivatives	0.1	282.4	3.0	285.5	130	(120)
Subordinated liabilities	-	0.9	-	0.9	-	-

	24.0	421.5	4.6	450.1	190	(200)

Proportion	5.3%	93.7%	1.0%	100.0%

Of which
RBS excluding Non-Core	24.0	420.1	4.5	448.6
Non-Core	-	1.4	0.1	1.5

	24.0	421.5	4.6	450.1

Notes

11. Financial instruments (continued)

Valuation techniques

The table below shows a breakdown of valuation techniques and the ranges for those unobservable inputs used in valuation models and techniques that have a material impact on the valuation of Level 3 financial instruments. The table excludes unobservable inputs where the impact on valuation is less significant. Movements in the underlying input may have a favourable or unfavourable impact on the valuation depending on the particular terms of the contract and the exposure. For example an increase in the credit spread of a bond would be favourable for the issuer and unfavourable for the note holder. Whilst we indicate where we consider that there are significant relationships between the inputs, these inter-relationships will be affected by macro economic factors including interest rates, foreign exchange rates or equity index levels.

	Level 3 (£bn)				Range
Financial instruments	Assets	Liabilities	Valuation technique	Unobservable inputs	Low	High
Loans	0.3	0.1	Discounted cash flow (DCF)	Credit spreads (2)	285bps	1211bps

Deposits	0.2	0.2	Option pricing	Volatility (3)	27%	30%

			DCF	Credit spreads (2)	0bps	25bps
				Recovery rates (4)	0%	71%
			Price based	Price (5)	80%	100%

Debt securities
RMBS	0.2		Price based	Price (5)	0%	99%

			DCF	Probability of default (6)	3%	12%
				Yield (5)	10%	40%
				Conditional prepayment rates (CPR) (7)	0%	10%

CDO and CLO	0.8		Price based	Price (5)	0%	100%

			DCF	Yield (5)	0%	40%
				Probability of default (6)	2%	10%
Other ABS	0.4		Price based	Price (5)	0%	100%

Other debt securities	0.4		DCF	Credit spreads (2)	100bps	109bps
			Price based	Price (5)	0%	100%

Equity securities	0.6		Price based	Price (5)	0%	100%

			EBITDA multiple	EBITDA multiple (8)	12x	40x
			DCF	Yield (5)	10%	30%

				Recovery rates (4)	0%	100%

Derivatives
Foreign exchange	1.0	0.6	Option pricing model	Correlation (9)	(41%)	100%
				Volatility (3)	6%	23%

Interest rate	1.3	0.5	Option pricing model	Correlation (9)	(40%)	100%

			DCF	CPR (7)	2%	20%

Equities and commodities	0.1	0.6	Option pricing model	Volatility (3)	27%	30%

Credit	0.7	0.8	Price based	Price (5)	0%	100%

			DCF based on defaults	Recovery rates (4)	0%	100%
			and recoveries	Credit spreads (2)	25bps	410bps

Notes

11. Financial instruments: Valuation techniques (continued)

Notes:

(1)	Level 3 structured issued debt securities of £1.3 billion are not included in the table above as valuation is consistent with the valuation of the embedded derivative component.
(2)

Credit spreads and discount margins: Credit spreads and margins express the return required over a benchmark rate or index to compensate for the credit risk associated with a cash instrument. A higher credit spread would indicate that the underlying instrument has more credit risk associated with it. Consequently, investors require a higher yield to compensate for the higher risk. The discount rate comprises credit spread or margin plus the benchmark rate; it is used to value future cash flows.

(3)	Volatility: A measure of the tendency of a price to change with time.
(4)

Recovery rate: Reflects market expectations about the return of principal for a debt instrument or other obligations after a credit event or on liquidation. Recovery rates tend to move conversely to credit spreads.

(5)

Price and yield: There may be a range of price based information used for evaluating the value of an instrument. This may be a direct comparison of one instrument or portfolio with another or movements in a more liquid instrument may be used to indicate the movement in the value of less liquid instrument. The comparison may also be indirect in that adjustments are made to the price to reflect differences between the pricing source and the instrument being valued, for example different maturity, credit quality, seniority or expected payouts. Similarly to price, an instrument’s yield may be compared to other instruments either directly or indirectly. Prices move inversely to yields.

(6)

Probability of default: This is a measure of the expected rate of losses in an underlying portfolio of mortgages or other receivables. The higher the probability of default the lower the value of the underlying portfolio. The cumulative losses tend to move conversely to prepayment rates and in line with constant default rates. The higher the rate, the higher the expected number of defaults and therefore the expected losses. An increase in the default rate is likely to reduce the value of an asset.

(7)

Conditional prepayment rate: The measure of the rate at which underlying mortgages or loans are prepaid. An increase in prepayment rates in a portfolio may increase or decrease its value depending upon the credit quality and payment terms of the underlying loans. For example an increase in prepayment rate of a portfolio of high credit quality underlying assets may reduce the value and size of the portfolio whereas for lower credit quality underlyings it may increase the value.

(8)

EBITDA (earnings before interest, tax, depreciation and amortisation) multiple: This is a commonly used valuation technique for equity holdings. The EBITDA of a company is used as a proxy for the future cash flows and when multiplied by an appropriate factor gives an estimate for the value of the company.

(9)

Correlation: Measures the degree by which two prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Correlations typically include relationships between: default probabilities of assets in a basket (a group of separate assets), exchange rates, interest rates and other financial variables.

(10)	Group does not have any material liabilities measured at fair value that are issued with an inseparable third party credit enhancement.
(11)

Improvements in price discovery resulted in transfers of £0.2 billion and £0.1 billion of asset and liabilities respectively from level 3 to level 2. Transfers from level 2 to level 3 mainly comprised debt securities in issue of £0.2 billion, derivative assets and liabilities of £0.1 billion each and debt securities of £0.1 billion due to increased unobservability of inputs used in the valuation of these instruments. There were no significant transfers between level 1 and level 2.

Notes

11. Financial instruments: Movement in level 3 portfolios

											Amounts recorded in
											the income statement
	At	Amount recorded in				Purchases	Settlements	Sales	Foreign	At	in respect of balances
	1 January	Income	SOCI	Level 3 transfers		and			exchange	30 June	held at period end
	2014	statement (1)	(2)	In	Out	issuances (3)			and other	2014	Unrealised	Realised
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
FVTPL (4)
Loans and advances
- banks	310	(12)	-	-	-	-	-	(5)	-	293	16	-
- customers	172	(1)	-	13	(3)	48	(14)	(10)	(3)	202	(13)	8
Debt securities	906	77	-	77	(52)	238	(41)	(225)	(5)	975	55	10
Equity shares	286	83	-	-	(38)	40	(31)	(46)	(3)	291	(22)	2
Derivatives	3,493	(282)	-	99	(55)	100	(212)	(65)	(14)	3,064	(297)	(2)

FVTPL assets	5,167	(135)	-	189	(148)	426	(298)	(351)	(25)	4,825	(261)	18

Of which ABS:
- FVTPL (4)	591	84	-	24	(29)	181	(17)	(222)	(3)	609	59	7
- AFS	1,108	8	(9)	3	-	-	(195)	(111)	1	805	(3)	11

Available-for-sale (AFS)
Debt securities	1,194	8	(9)	3	-	1	(297)	(53)	1	848	(3)	11
Equity shares	400	4	26	-	(61)	5	(24)	(61)	(7)	282	4	1

AFS assets	1,594	12	17	3	(61)	6	(321)	(114)	(6)	1,130	1	12

	6,761	(123)	17	192	(209)	432	(619)	(465)	(31)	5,955	(260)	30

Liabilities
Deposits	253	13	-	10	-	-	(2)	-	1	275	13	-
Debt securities in issue	1,354	(60)	-	236	(34)	36	(230)	(5)	(1)	1,296	(7)	-
Short positions	17	(1)	-	-	(11)	7	-	(4)	-	8	(4)	-
Derivatives	3,007	(124)	3	79	(84)	53	(334)	(69)	(11)	2,520	(98)	-

	4,631	(172)	3	325	(129)	96	(566)	(78)	(11)	4,099	(96)	-

Net gains/(losses)		49	14								(164)	30

Notes:

(1)

Net losses on HFT instruments of £94 million (31 December 2013 - £143 million) were recorded in income from trading activities. Net gains on other instruments of £143 million (31 December 2013 - £11 million) were recorded in other operating income, interest income as appropriate.

(2)	Consolidated statement of comprehensive income.
(3)	Includes £36 million of debt securities in issue and £7 million derivative liabilities relating to issuances.
(4)	Fair value through profit or loss comprises held-for-trading predominantly and designated at fair value through profit and loss.

Notes

11. Financial instruments (continued)

Fair value of financial instruments not carried at fair value

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	30 June 2014		31 December 2013
	Carrying		Carrying
	value	Fair value	value	Fair value
	£bn	£bn	£bn	£bn

Financial assets
Loans and advances to banks	20.5	20.5	16.8	16.8
Loans and advances to customers	367.7	357.9	371.6	360.0
Debt securities	8.1	7.8	3.8	3.2

Financial liabilities
Deposits by banks	19.3	19.3	20.3	20.3
Customer accounts	140.8	141.0	133.8	134.0
Debt securities in issue	38.8	40.4	43.4	44.7
Subordinated liabilities	24.0	24.4	23.1	22.5

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

For the following short-term financial instruments fair value approximates to carrying value: cash and balances at central banks, items in the course of collection from and transmission to other banks, settlement balances, customer demand deposits and notes in circulation. These are excluded from the table above.

Notes

12. Provisions for liabilities and charges

			Other		Other
			customer		regulatory
	PPI	IRHP	redress	LIBOR	provisions	Litigation	Property	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2014	926	1,077	337	416	150	2,018	379	186	5,489
Currency translation and other
movement	-	-	-	(2)	-	(15)	-	-	(17)
Charge to income statement
- continuing operations	-	-	23	-	-	34	2	81	140
Releases to income statement
- continuing operations	-	-	(5)	-	-	(4)	(5)	-	(14)
Provisions utilised	(218)	(199)	(26)	(414)	-	(13)	(59)	(32)	(961)

At 31 March 2014	708	878	329	-	150	2,020	317	235	4,637
Currency translation and other
movement	-	-	-	-	(2)	(46)	(2)	-	(50)
Charge to income statement
- continuing operations	150	100	28	-	-	34	149	93	554
Releases to income statement
- continuing operations	-	-	(3)	-	-	(31)	(10)	-	(44)
Provisions utilised	(272)	(218)	(53)	-	(5)	(67)	(70)	(39)	(724)

At 30 June 2014	586	760	301	-	143	1,910	384	289	4,373

13. Contingent liabilities and commitments

	30 June 2014			31 March 2014			31 December 2013
	RBS			RBS			RBS excl.
	excl. RCR	RCR	Total	excl. RCR	RCR	Total	Non-Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged
as collateral security	19,542	220	19,762	19,634	270	19,904	19,563	616	20,179
Other	6,145	187	6,332	6,039	236	6,275	5,893	98	5,991

	25,687	407	26,094	25,673	506	26,179	25,456	714	26,170

Commitments
Undrawn formal standby
facilities, credit lines and other
commitments to lend	208,299	2,076	210,375	208,550	2,482	211,032	210,766	2,280	213,046
Other	2,616	36	2,652	2,590	13	2,603	2,793	-	2,793

	210,915	2,112	213,027	211,140	2,495	213,635	213,559	2,280	215,839

Contingent liabilities and
commitments	236,602	2,519	239,121	236,813	3,001	239,814	239,015	2,994	242,009

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

Notes

14. Litigation, investigations and reviews

Arising out of their normal business operations, the Company and certain members of the Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action in the United Kingdom, the European Union, the United States and other jurisdictions.

The Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of the legal proceedings, investigations and regulatory and governmental matters in which the Group is involved is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory and governmental matters as at 30 June 2014 (see Note 12). The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the Group has recognised.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are material individually or in aggregate.

Litigation

Shareholder litigation

RBS and certain of its subsidiaries, together with certain current and former officers and directors were named as defendants in a purported class action filed in the United States District Court for the Southern District of New York involving holders of American Depositary Receipts (the ADR claims).

A consolidated amended complaint asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the Securities Act was filed in November 2011 on behalf of all persons who purchased or otherwise acquired the Group's American Depositary Receipts (ADRs) from issuance through 20 January 2009. In September 2012, the Court dismissed the ADR claims with prejudice. On 5 August 2013, the Court denied the plaintiffs’ motions for reconsideration and for leave to re-plead their case. The plaintiffs appealed the dismissal of this case to the Second Circuit Court of Appeals and that appeal was heard on 19 June 2014. A decision in respect of the appeal is awaited.

Notes

14. Litigation, investigations and reviews (continued)

Additionally, between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against the Group (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions were made in connection with the rights issue announced by the Group on 22 April 2008 in breach of the Financial Services and Markets Act 2000. On 30 July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. The Group’s defence to the claims was filed on 13 December 2013. Since then, further High Court claims have been issued against the Group under the Group Litigation Order. There are likely to be further case management conferences which, in due course, will lead to a trial date being set.

Other securitisation and securities related litigation in the United States

Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases involve the issuance of more than US$64 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. Group companies remain as defendants in more than 40 lawsuits and arbitrations brought by purchasers of MBS, including the purported class actions identified below.

Among these MBS lawsuits are two cases filed on 2 September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The primary FHFA lawsuit remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of these approximately US$10 billion were outstanding at 30 June 2014 with cumulative losses of approximately US$1.03 billion (being the loss of principal value suffered by security holders). On 30 September 2013, the Court denied the defendants’ motion to dismiss FHFA’s amended complaint in this case. Discovery is ongoing.

The other remaining FHFA lawsuit that involves the Group (in which the primary defendant is Nomura) names RBS Securities Inc. as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue. This case is part of a coordinated proceeding in the United States District Court for the Southern District of New York in which discovery is underway. Three other FHFA lawsuits (against JP Morgan, Morgan Stanley and Countrywide) in which RBS Securities Inc. was an underwriter defendant were settled without any contribution from RBS Securities Inc. On 19 June 2014, another FHFA lawsuit in which RBS Securities Inc. was an underwriter defendant (against Ally Financial Group) was settled by RBS Securities Inc. for US$99.5 million. This amount is fully provided for.

Other MBS lawsuits against Group companies include three cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union, Western Corporate Federal Credit Union, Southwest Corporate Federal Credit Union, and Members United Corporate Federal Credit Union) and six cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

Notes

14. Litigation, investigations and reviews (continued)

The purported MBS class actions in which Group companies are defendants include New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al. and In re IndyMac Mortgage-Backed Securities Litigation, the latter of which has been settled in principle subject to documentation and court approval.  A third MBS class action, New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al., has been settled in principle for US$275 million subject to court approval. There is a provision that fully covers this settlement amount. The case relates to more than US$15 billion of the issued MBS that are the subject of MBS claims pending against Group companies. The outcome in this case should not be seen as indicative of how other MBS lawsuits may be resolved.

RBS Securities Inc. was also a defendant in Luther v. Countrywide Financial Corp. et al. and related class action cases. On 5 December 2013, the court granted final approval of a US$500 million settlement of plaintiffs’ claims to be paid by Countrywide without contribution from RBS Securities Inc. Several members of the settlement class are appealing the court-approved settlement to the United States Court of Appeals for the Ninth Circuit.

Certain other institutional investors have threatened to bring claims against the Group in connection with various mortgage-related offerings. The Group cannot predict whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

In many of these actions, the Group has or will have contractual claims to indemnification from the issuers of the securities (where a Group company is underwriter) and/or the underlying mortgage originator (where a Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party.

London Interbank Offered Rate (LIBOR)

Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Notes

14. Litigation, investigations and reviews (continued)

Most of the USD LIBOR-related actions in which Group companies are defendants, including all purported class actions relating to USD LIBOR, have been transferred to a coordinated proceeding in the United States District Court for the Southern District of New York. In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. In orders dated 29 March 2013 and 23 June 2014, the Court dismissed plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodities Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant. Discovery is stayed. Over 35 other USD LIBOR-related actions involving RBS have been stayed pending further order from the Court. On 30 June 2014, the U.S. Supreme Court announced that it would consider an appeal by plaintiffs whose claims have been dismissed in their entirety to decide whether those plaintiffs have the procedural right to appeal the dismissals to the U.S. Court of Appeals for the Second Circuit on an interlocutory basis instead of waiting until there is a final judgment in the coordinated proceeding.

Certain members of the Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR (the "Yen action") and (ii) Euribor (the "Euribor action"), both of which are pending in the United States District Court for the Southern District of New York. On 28 March 2014, the Court in the Yen action dismissed the plaintiffs’ antitrust claims, but refused to dismiss their claims under the Commodity Exchange Act for price manipulation.

Details of LIBOR investigations and their outcomes affecting the Group are set out under ‘Investigations and reviews’ on page 114.

Credit default swap antitrust litigation

Certain members of the Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action pending in the United States District Court for the Southern District of New York. The plaintiffs generally allege that defendants violated the U.S. antitrust laws by restraining competition in the market for credit default swaps through various means and thereby causing inflated bid-ask spreads for credit default swaps.

FX antitrust litigation

Certain members of the Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action on behalf of U.S.-based plaintiffs and two similar complaints on behalf of non-U.S. plaintiffs in Norway and South Korea. The three cases are all pending in the United States District Court for the Southern District of New York. The plaintiffs generally allege that the defendants violated the U.S. antitrust laws, state statutes, and the common law by conspiring to manipulate the foreign exchange market by manipulating benchmark foreign exchange rates. On 30 May 2014, the defendants filed motions to dismiss the complaints in these actions.

Notes

14. Litigation, investigations and reviews (continued)

Madoff

In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC., filed a clawback claim against The Royal Bank of Scotland N.V. (RBS N.V.) in New York bankruptcy court. In the operative complaint, filed in August 2012, the trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly ‘knew or should have known of Madoff’s possible fraud’. The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011. These matters remain at the motion to dismiss stage of litigation.

Thornburg adversary proceeding

RBS Securities Inc. and certain other Group companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the U.S. bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers.

Complex Systems

RBS N.V. is a defendant in an action being heard in the United States District Court for the Southern District of New York filed by Complex Systems, Inc (CSI). The plaintiff alleges that RBS N.V. has since late 2007 been using the plaintiff's back-office trade finance processing software without a valid licence, in violation of the US Copyright Act. After granting summary judgment to CSI on the issue of liability, the Court on 9 May 2014 issued an injunction that requires RBS N.V. to cease using the disputed software. RBS N.V. has appealed the injunction and the underlying liability determination to the U.S. Court of Appeals for the Second Circuit. On 26 June 2014, that court denied RBS N.V.'s request that the injunction be stayed pending the outcome of the appeal. RBS N.V. and CSI have reached a settlement of the action which, subject to final documentation and the Court's entry of an agreed stipulation of dismissal, will bring an end to the proceedings and provide RBS Group companies with an on-going, perpetual licence to use the software at issue.

CPDO Litigation

CPDO claims have been served on RBS N.V. in England, the Netherlands and Australia relating to the sale of a type of structured financial product known as a constant proportion debt obligation (CPDO). In November 2012, the Federal Court of Australia issued a judgment against RBS N.V. and others in one such case. It held that RBS N.V. and others committed certain wrongful acts in connection with the rating and sale of the CPDO. In March 2013, RBS N.V. was ordered to pay A$19.7 million. RBS N.V. appealed this decision and the appeal court found against RBS N.V. in May 2014. RBS N.V. has made the required payment of A$19.7 million. The judgment may potentially have significance to the other claims served and to any future similar claims.

Notes

14. Litigation, investigations and reviews (continued)

Investigations and reviews

The Group’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom, the European Union, the United States and elsewhere, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable regulatory, anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities or fines. Any of the events or circumstances mentioned below could have a material adverse effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

The Group is co-operating fully with the investigations and reviews described below.

LIBOR, other trading rates and foreign exchange trading

On 6 February 2013, the Group announced settlements with the Financial Services Authority in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of the London Interbank Offered Rate (LIBOR). RBS agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. In addition, on 12 April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and on 6 January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement. On 12 April 2013, RBS Securities Japan Limited received a business improvement order from Japan’s Financial Services Agency requiring RBS to take remedial steps to address certain matters, including inappropriate conduct in relation to Yen LIBOR. Since such date, RBS Securities Japan Limited has been taking steps to address the issues raised in compliance with that order. In June 2013, RBS was listed amongst the 20 banks found by the Monetary Authority of Singapore (MAS) to have deficiencies in the governance, risk management, internal controls and surveillance systems relating to benchmark submissions following a finding by the MAS that certain traders made inappropriate attempts to influence benchmarks in the period 2007 - 2011. RBS was ordered at that time to set aside additional statutory reserves with MAS of SGD1-1.2 billion and to comply with certain directives set by MAS with oversight by an independent reviewer, including instituting proper benchmark rate governance, providing training and ensuring robust surveillance systems and proper management of conflicts of interest. RBS complied with all directives to the satisfaction of MAS and the statutory reserves amount has been repaid by MAS.

Notes

14. Litigation, investigations and reviews (continued)

In February 2014, the Group paid settlement penalties of approximately EUR 260 million and EUR 131 million to resolve investigations by the European Commission into Yen LIBOR competition infringements and EURIBOR competition infringements respectively.

In July 2014, RBS entered into an Enforceable Undertaking (EU) with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. RBS undertakes in the EU to (a) comply with its existing undertakings arising out of the February 2013 settlement with the United States Commodity Futures Trading Commission as they relate to Australian Benchmark Interest Rates, (b) implement remedial measures with respect to its trading in Australian reference bank bills and (c) appoint an independent compliance expert to review and report on RBS’s implementation of such remedial measures. The remediation measures include ensuring appropriate records retention, training, communications surveillance and trading reviews are in place. As part of the EU, RBS also agreed to make a voluntary contribution of A$1.6 million to fund independent financial literacy projects in Australia.

The Group is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, ISDAFIX and non-deliverable forwards. The Group is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading.

In addition, various governmental and regulatory authorities have commenced investigations into foreign exchange trading and sales activities apparently involving multiple financial institutions. The Group has received enquiries from certain of these authorities including the FCA. The Group is reviewing communications and procedures relating to certain currency exchange benchmark rates as well as foreign exchange trading and sales activity. It is not possible to estimate reliably what effect the outcome of these investigations, any regulatory findings and any related developments may have on the Group, including the timing and amount of fines or settlements, which may be material.

On 21 July 2014, the Serious Fraud Office announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions.

Technology incident in June 2012

On 19 June 2012, the Group was affected by a technology incident, as a result of which the processing of certain customer accounts and payments were subject to considerable delay. The cause of the incident has been investigated by independent external counsel with the assistance of third party advisors. The Group agreed to reimburse customers for any loss suffered as a result of the incident and the Group made a provision of £175 million in 2012.

The incident, the Group's handling of the incident, and the systems and controls surrounding the processes affected, are the subject of regulatory investigations in the UK and in the Republic of Ireland.

Notes

14. Litigation, investigations and reviews (continued)

On 9 April 2013, the UK Financial Conduct Authority (FCA) announced that it had commenced an enforcement investigation into the incident. This is a joint investigation conducted by the FCA together with the UK Prudential Regulation Authority (PRA). The FCA and PRA will reach their conclusions in due course and will decide whether or not to initiate enforcement action following that investigation. While the outcomes of the FCA and PRA investigations will be separate, the regulators have indicated that they will endeavour to co-ordinate the timescales of their respective investigations. Separately the Central Bank of Ireland has initiated an investigation.

Interest rate hedging products

In June 2012, following an industry wide review, the FSA announced that the Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients or private customers under FSA rules. On 31 January 2013, the FSA issued a report outlining the principles to which it wished the Group and other UK banks to adhere in conducting the review and redress exercise. This exercise is being scrutinised by an independent reviewer, who is reviewing and approving any redress, and the FCA is overseeing this.

As part of the redress exercise, the Group undertook to provide fair and reasonable redress to non-sophisticated customers classified as retail clients or private customers, who were mis-sold interest rate hedging products. In relation to non-sophisticated customers classified as retail clients or private customers who were sold interest rate products other than interest rate caps on or after 1 December 2001 up to 29 June 2012, the Group was required to (i) make redress to customers sold structured collars; and (ii) write to customers sold other interest rate hedging products offering a review of their sale and, if it is appropriate in the individual circumstances, propose fair and reasonable redress on a case by case basis. Furthermore, non-sophisticated customers classified as retail clients or private customers who purchased interest rate caps during the period on or after 1 December 2001 to 29 June 2012 are entitled to approach the Group and request a review. The Group has reached agreement with the independent reviewer in relation to redress outcomes for almost all in scope customers. The Group and the independent reviewer are now focused on completing the few remaining review outcomes, as well as assessing ancillary issues such as consequential loss claims.

In addition to the redress exercise that is being overseen by the FCA, the Group is also dealing with a large number of active litigation claims by customers who are also being considered under the FCA redress programme as well as customers who are outside of scope for the review due to their sophistication. The Group is encouraging those customers that are eligible to seek redress under the FCA scheme. To the extent that claims are brought, the Group believes it has strong grounds for defending these claims.

The Group is voluntarily undertaking a similar exercise and past business review in relation to the sale of interest rate hedging products to retail designated small and medium sized businesses in the Republic of Ireland and to relevant customers of RBS International. Current expectations are that these will be completed by 31 December 2014.

The Group has made provisions in relation to all of the above totalling £1.4 billion to date for this matter, including £100 million in the six months ended 30 June 2014, of which £0.6 billion had been utilised at 30 June 2014.

Notes

14. Litigation, investigations and reviews (continued)

FSA mystery shopping review

On 13 February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The Group was one of the firms involved.

The action required included a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

Subsequent to the FSA announcing the results of its mystery shopping review, the FCA has required the Group to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the Financial Planning channel of the Personal and Business Banking division of the Group, which includes The Royal Bank of Scotland plc and National Westminster Bank Plc, during the period from March 2012 until December 2012. This review is being conducted under section 166 of the Financial Services and Markets Act, under which a skilled person has been appointed to monitor such exercise. Alongside this review, the Personal and Business Banking business of the Group is also carrying out self-initiated reviews of certain parts of its advice back book and discussions are taking place with the FCA in relation to a remediation exercise for a specific customer segment who may have been mis-sold a structured product.

Card Protection Plan Limited

On 22 August 2013, the FCA announced that Card Protection Plan Limited (“CPP”) and 13 banks and credit card issuers, including the Group, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers. The compensation scheme has now been approved by the requisite number of customers and by the High Court of England and Wales. CPP has written to affected policyholders to ask those who believe they have been mis-sold to submit their claims. Claims that have been submitted to date are currently being processed and payments are now being made. Save for exceptional cases, all claims must be submitted before 31 August 2014. The Group has made appropriate levels of provision based on its estimate of ultimate exposure.

Tomlinson Report

On 25 November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK government’s Department for Business Innovation and Skills, was published (Tomlinson Report). The Tomlinson Report was critical of the Group’s Global Restructuring Group’s treatment of SMEs. The Tomlinson Report was passed to the PRA and FCA. On 29 November 2013, the FCA announced that an independent skilled person would be appointed under Section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. On 17 January 2014, Promontory Financial Group and Mazars were appointed as the skilled person. The Group is fully cooperating with the FCA in its investigation.

Notes

14. Litigation, investigations and reviews (continued)

Separately, in November 2013 the Bank instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: the Group’s Global Restructuring Group was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and through that putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and concluded that there was no evidence to support the principal allegation.

A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, has been commenced in the Republic of Ireland. The Group’s current expectation is that this review will be completed by 30 September 2014.

Multilateral interchange fees

In 2007, the EC issued a decision that, while interchange is not illegal per se, MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA were in breach of competition law. MasterCard was required to withdraw (i.e. set to zero) the relevant cross-border MIF by 21 June 2008. MasterCard appealed against the decision to the General Court in March 2008, with the Group intervening in the appeal proceedings. The General Court heard MasterCard’s appeal in July 2011 and issued its judgment in May 2012, upholding the EC’s original decision. MasterCard has appealed further to the Court of Justice and the Group has intervened in these appeal proceedings. The appeal hearing took place on 4 July 2013 and the Advocate General’s (AG) opinion (which is a non binding opinion and provided to the Court in advance of its final decision) was published on 30 January 2014. The AG opinion proposes that the Court should dismiss MasterCard’s appeal. The Court’s decision is currently expected on 11 September 2014. MasterCard negotiated interim cross border MIF levels to apply for the duration of the General Court proceedings. These MIF levels remain in place during the appeal before the Court of Justice.

On 9 April 2013, the EC announced it was opening a new investigation into interbank fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries.

In March 2008, the EC opened a formal inquiry into Visa’s MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the EEA. In April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. In April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. In July 2012 Visa made a request to re-open the settlement in order to modify the fee. The EC rejected the request and in October 2012 Visa filed an appeal to the General Court seeking to have that decision annulled. That appeal is ongoing. The EC is continuing its investigations into Visa’s cross border MIF arrangements for deferred debit and credit transactions. On 31 July 2012 the EC announced that it had issued Visa with a supplementary Statement of Objections regarding consumer credit cards in the EEA. On 14 May 2013, the EC announced it had reached an agreement with Visa regarding immediate cross border credit card MIF rates. This agreement has now been market tested and was made legally binding on 26 February 2014. The agreement is to last for four years.

Notes

14. Litigation, investigations and reviews (continued)

In addition, the EC has proposed a draft regulation on interchange fees for card payments. The draft regulation is subject to a consultation process, prior to being finalised and enacted. It is currently expected that the regulation will be enacted during early 2015 at the earliest. The draft regulation proposes the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The draft regulation also sets out other proposals for reform including to the Honour All Cards Rule so merchants will be required to accept all cards with the same level of MIF but not cards with different MIF levels.

In the UK, the Office of Fair Trading (OFT) had previously opened investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. The OFT has not made a finding of an infringement of competition law and has not issued a Statement of Objections to any party in connection with those investigations. In February 2013 the OFT confirmed that while reserving its right to do so, it did not expect to issue Statements of Objections in respect of these investigations (if at all) prior to the handing down of the judgment of the Court of Justice in the matter of MasterCard's appeal against the EC’s 2007 infringement decision.

The outcomes of these ongoing investigations, proceedings and proposed regulation are not yet known, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the Group’s business in this sector.

Payment Protection Insurance

The FSA conducted a broad industry thematic review of Payment Protection Insurance (PPI) sales practices and in September 2008, the FSA announced an escalation of its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies had been made to banks and to the Financial Ombudsman Service (FOS) and many of these were being upheld by the FOS against the banks.

The FSA published a final policy statement in August 2010 imposing significant changes with respect to the handling of complaints about the mis-selling of PPI. In October 2010, the British Bankers’ Association (BBA) filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the FOS. In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The Group then reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints. Implementation of the agreed processes has been under way since 2011. The Group has made provisions totalling £3.2 billion to date for this matter, including £150 million in the six months ended 30 June 2014, of which £2.6 billion has been utilised at 30 June 2014.

Retail banking – EC

Since initiating an inquiry into retail banking in the European Union (EU) in 2005, the European Commission (EC) continues to keep retail banking under review. In late 2010 the EC launched an initiative pressing for greater transparency of bank fees and is currently proposing to legislate for increased harmonisation of terminology across Member States. The Group cannot predict the outcome of these actions at this stage.

Notes

14. Litigation, investigations and reviews (continued)

UK personal current accounts/retail banking

In July 2008, the OFT published a market study report into Personal Current Accounts (PCAs) raising concerns as regards the way the market was functioning. In October 2009 the OFT summarised initiatives agreed with industry to address these concerns. In December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the PCA market in the UK, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes were required for the market to work in the best interests of bank customers. In March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives designed to address its concerns, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced that it would conduct six-monthly reviews and would also review the market again fully in 2012 and undertake a brief analysis on barriers to entry.

The first six-monthly review was completed in September 2010. The OFT noted progress in switching, transparency and unarranged overdrafts for the period March to September 2010 and highlighted further changes it wanted to see in the market. In March 2011, the OFT published the next update report in relation to PCAs. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board had led on producing standards and guidance to be included in a revised Lending Code. The OFT stated it would continue to monitor the market and would consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the UK Government’s Independent Commission on Banking (ICB).

Additionally, in May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking and banking for small and medium sized enterprises (SMEs) (up to £25 million turnover). The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the UK. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands.

On 13 July 2012, the OFT launched its planned full review of the PCA market. The review was intended to consider whether the initiatives agreed by the OFT with banks to date had been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

The OFT’s PCA report was published on 25 January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes are required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. However, the OFT recognised at the time it published the report that a number of major developments were expected over the coming months including divestment of branches, improvements in account switching and assistance to customers to compare products and services. Therefore the OFT decided not to refer the market to the CC but said that it expected to return to the question of a referral to the CC in 2015, or before. The OFT also announced that it would be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and would study the operation of payment systems as well as the SME banking market.

Notes

14. Litigation, investigations and reviews (continued)

On 11 March 2014, the successor body to the OFT and CC, the Competition & Markets Authority (CMA), announced that in addition to its pending SME review (see below), it would be undertaking an update of the OFT’s 2013 PCA review. On 18 July 2014 the CMA published its preliminary findings in respect of both the PCA and SME market studies. The CMA provisionally decided to make a market investigation reference (MIR) for both the PCA and SME market studies. The provisional decision on both PCAs and SMEs is now subject to a consultation period which runs until 17 September 2014. Following this period of consultation the CMA will make its final decision on a MIR in late autumn 2014. Should the CMA decide to proceed with a MIR this would result in a wide-ranging 18-24 month Phase 2 inquiry. At this stage it is not possible to estimate potential impacts on the Group.

SME banking market study

The OFT announced its market study on competition in banking for SMEs in England and Wales, Scotland and Northern Ireland on 19 June 2013. Following a consultation on the scope of the market study, the OFT published an update paper on 27 September 2013 setting out its proposed scope. On 11 March 2014, the OFT set out some competition concerns on SME banking and also announced that its successor body, the CMA, would continue the review. As discussed above, the CMA has provisionally decided to make a MIR for the SME market study in addition to the PCA study. As regards SMEs, the CMA is consulting on both the provisional decision and its provisional conclusion that it would be more appropriate to make a MIR than accept a set of undertakings in lieu put forward by RBS, Barclays, HSBC and Lloyds. The CMA is also consulting on whether a review is required of the previous undertakings given following the CC’s investigation into SME banking in 2002 and has asked for comments on whether these undertakings need to be varied. At this stage it is not possible to estimate potential impacts on the Group.

FCA Wholesale Sector Competition Review

On 9 July 2014, the FCA launched a review of competition in the wholesale sector to identify any areas which may merit further investigation through an in-depth market study.

The initial review is an exploratory exercise and will focus primarily on competition in wholesale securities and investment markets, and related activities such as corporate banking. It will commence with a three month consultation exercise, including a call for inputs from stakeholders. Following this consultation period, the FCA intends to publish a feedback statement later in 2014 and any market study is expected to be launched in early 2015.

Credit default swaps (CDS) investigation

The Group is a party to the EC’s antitrust investigation into the CDS information market. The Group has received and responded to a Statement of Objections from the EC and continues to co-operate fully with the EC's ongoing investigation. In general terms, the EC has raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market. At this stage, the Group cannot estimate reliably what effect the outcome of the investigation may have on the Group, which may be material.

Notes

14. Litigation, investigations and reviews (continued)

Securitisation and collateralised debt obligation business

In the United States, the Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including among others various members of the RMBS Working Group of the Financial Fraud Enforcement Task Force relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and repurchase requests.

On 7 November 2013, the Group announced that it had settled with the US Securities and Exchange Commission (‘the SEC’) over its investigation of RBS Securities Inc. relating to due diligence conducted in connection with a 2007 offering of residential mortgage-backed securities and corresponding disclosures. Pursuant to the settlement, RBS Securities Inc., without admitting or denying the SEC's allegations, consented to the entry of a final judgment ordering certain relief, including an injunction and the payment of approximately US$153 million in disgorgement, penalties, and interest. The settlement was subsequently approved by the United States District Court for the District of Connecticut. The Group co-operated fully with the SEC throughout the investigation.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, the New York State Attorney General requested additional information about the Group's mortgage securitisation business and, following the formation of the RMBS Working Group, has focused on the same or similar issues as the other state and federal RMBS Working Group investigations described above. The investigation is ongoing and the Group continues to respond to requests for information.

US mortgages - loan repurchase matters

The Group’s Markets business in North America has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). Markets did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

Notes

14. Litigation, investigations and reviews (continued)

In issuing RMBS, Markets generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, Markets made such representations and warranties itself. Where Markets has given those or other representations and warranties (whether relating to underlying loans or otherwise), Markets may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, Markets may be able to assert claims against third parties who provided representations or warranties to Markets when selling loans to it, although the ability to recover against such parties is uncertain. Between the start of 2009 and 30 June 2014, Markets received approximately US$741 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by Markets. However, repurchase demands presented to Markets are subject to challenge and rebuttal by Markets.

Citizens Financial Group, Inc (Citizens) has not been an issuer or underwriter of non-agency RMBS. However, Citizens is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, Citizens makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. Between the start of 2009 and 30 June 2014, Citizens received US$243 million in repurchase demands in respect of loans originated primarily since 2003. However, repurchase demands presented to Citizens are subject to challenge and rebuttal by Citizens.

Although there has in recent times been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner or at all (including as a result of interventions by certain states and local governments), to date, Citizens has not been materially impacted by such disruptions and the Group has not ceased making foreclosures.

The Group cannot currently estimate what the ultimate exposure may be with respect to repurchase demands. Furthermore, the Group is unable to estimate the extent to which the matters described above will impact it, and future developments may have an adverse impact on the Group’s net assets, operating results or cash flows in any particular period.

Citizens consent orders

The activities of Citizens' two US bank subsidiaries - Citizens Bank, N.A. and Citizens Bank of Pennsylvania - are subject to extensive US laws and regulations concerning unfair or deceptive acts or practices in connection with customer products. Certain of the bank subsidiaries’ practices with respect to overdraft protection and other consumer products have not met applicable standards. The bank subsidiaries have implemented and are continuing to implement changes to bring their practices in conformity with applicable laws and regulations. In April 2013, the bank subsidiaries consented to the issuance of orders by their respective primary federal banking regulators, the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation (FDIC) (the Consent Orders). In the Consent Orders (which are publicly available and will remain in effect until terminated by the regulators), the bank subsidiaries neither admitted nor denied the regulators’ findings that they had engaged in deceptive marketing and implementation of the bank's overdraft protection programme, checking rewards programmes, and stop-payment process for pre-authorised recurring electronic fund transfers.

Notes

14. Litigation, investigations and reviews (continued)

In connection with the Consent Orders, the bank subsidiaries paid a total of US$10 million in civil monetary penalties. The Consent Orders also require the bank subsidiaries to develop plans to provide restitution to affected customers (the amount of which is anticipated to be approximately US$8 million), to cease and desist any operations in violation of Section 5 of the Federal Trade Commission Act, and to submit to the regulators periodic written progress reports regarding compliance with the Consent Orders.

In addition, Citizens Bank, N.A. agreed to take certain remedial actions to improve its compliance risk management systems and to create a comprehensive action plan designed to achieve compliance with the Consent Order. Restitution plans have been prepared and submitted for approval, and Citizens Bank, N.A. has submitted for approval and is in the process of implementing its action plan for compliance with the Consent Order, as well as updated policies, procedures and programmes related to its compliance risk management systems. In addition to the above, the bank subsidiaries could face further formal administrative enforcement actions from their federal supervisory agencies, including the assessment of civil monetary penalties and restitution, relating to issues arising from other consumer products.

Governance and risk management consent order

On 27 July 2011, the Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (the Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Order, the Group agreed to create the following written plans or programmes:

●

a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the Group’s U.S. operations on an enterprise-wide and business line basis,

●	an enterprise-wide risk management programme for the Group’s U.S. operations,
●	a plan to oversee compliance by the Group’s U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance,
●	a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the U.S. (the U.S. Branches) on a consolidated basis,
●	a plan to improve the U.S. Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve,
●

a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

●	a plan designed to enhance the U.S. Branches’ compliance with OFAC requirements.

Notes

14. Litigation, investigations and reviews (continued)

The Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme. The Group also agreed in the Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Order. The Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the Group's U.S. operations. The Group continues to test the effectiveness of the remediation efforts undertaken by the Group to ensure they are sustainable and meet regulators' expectations. Furthermore, the Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Order, which will remain in effect until terminated by the regulators.

The Group may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The Group's activities in the United States may be subject to significant limitations and/or conditions.

US dollar processing consent order

The Group’s operations include businesses outside the United States that are responsible for processing US dollar payments. On 11 December 2013 the Group and The Royal Bank of Scotland plc announced that they had reached a settlement with the Board of Governors of the Federal Reserve System (Fed), the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to The Royal Bank of Scotland plc's historical compliance with US economic sanction regulations outside the US. In settlement with the above authorities, The Royal Bank of Scotland plc agreed to pay US$100 million in total, including US$50 million to the Fed, of which US$33 million was deemed to satisfy the OFAC penalty, and US$50 million to DFS.

As part of the settlement, the Group and The Royal Bank of Scotland plc entered into a consent Cease and Desist Order with the Fed (the Order) indicating, among other things, that: (a) the Group and The Royal Bank of Scotland plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the United States comply with applicable OFAC regulations; (b) from at least 2005 to 2008, certain business lines within The Royal Bank of Scotland plc developed and implemented policies and procedures for processing U.S. dollar-denominated funds transfers through unaffiliated U.S. financial institutions involving parties subject to OFAC Regulations that omitted relevant information from payment messages necessary for the U.S. financial institutions to determine whether these transactions were carried out in a manner consistent with U.S. law; and (c) the Group continues to implement improvements in its oversight and compliance programme for activities involving offices outside the United States that impact the ability of U.S. financial institutions to comply with applicable OFAC sanctions. In the Order (which is publicly available), the Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by the Group's global business lines outside of the United States, and to adopt, implement, and comply with the programme. The programme has now been submitted to the Federal Reserve Bank of Boston (Reserve Bank) for approval.

Notes

14. Litigation, investigations and reviews (continued)

Sixty days after the programme submitted to the Federal Reserve Bank of Boston (Reserve Bank) is approved, the Group is to complete a global OFAC risk assessment and submit it to the Reserve Bank and the FCA. The Group also agreed in the Order to hire an independent consultant (subject to approval by the Reserve Bank and the FCA) to conduct an annual OFAC compliance review involving a review of compliance policies and their implementation and an appropriate risk-focused sampling of U.S. dollar payments. The Order further requires the Group to submit quarterly written progress reports to the Reserve Bank detailing the form and manner of all actions taken to secure compliance with the Order. It was also announced that the US Department of Justice and the New York County District Attorney’s Office had concluded their parallel criminal investigations and do not intend to take any action against The Royal Bank of Scotland plc.

US/Swiss tax programme

In August 2013, the DOJ announced a programme for Swiss banks (the Programme), to settle the long-running dispute between the US tax authorities and Switzerland regarding the role of Swiss banks in concealing the assets of US tax payers in offshore accounts. The Programme provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, concerning their status in connection with the DOJ’s investigations.

Coutts & Co Ltd, a member of the Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme based on the possibility that some of its clients may not have declared their assets in compliance with US tax laws. The Programme required a detailed review of all US related accounts. The results of Coutts & Co Ltd’s review were presented to the DOJ in June 2014. The DOJ has extended, until 31 July 2014, the deadline for Programme participants to complete the collection of evidence of the tax status of their US related account holders. The DOJ has also extended, until 15 September 2014, the deadline to collect evidence of those US related account holders also participating in an offshore voluntary disclosure programme.

Review of suitability of advice provided by Coutts & Co

In 2013 the FCA conducted a thematic review of the advice processes across the UK wealth management industry. As a result of this review, Coutts & Co, a member of the Group incorporated in England and Wales, decided to undertake a past business review into the suitability of investment advice provided to its clients. This review is ongoing. Coutts & Co is in the process of contacting clients and redress will be offered in appropriate cases. A provision has been taken to cover any potential liability arising from this review.

Notes

15. Other developments

Completion of sale of remaining interest in Direct Line Insurance Group (DLG)

RBS completed the sale of its remaining interest of 423.2 million ordinary shares in DLG on 27 February 2014 at a price of £2.63 pence per share, raising gross proceeds of £1,113 million and realising a gain of £191 million.

RBS has now sold all its ordinary shares in DLG except for 4.2 million shares held to satisfy long term incentive plan awards granted by RBS to DLG management. The sale marks the completion of RBS's EC-mandated disposal of its interest in DLG.

Dividend Access Share and revised State Aid terms

RBS announced on 9 April 2014 that it had entered into an agreement ('DAS Retirement Agreement') with Her Majesty's Treasury ('HMT') to provide for the future retirement of the Dividend Access Share ('DAS') subject to approval by the Company’s independent shareholders, which was received at a General Meeting of the Company on 25 June 2014. The DAS Retirement Agreement sets out the process for removal of the DAS - a key element of the Government's 2009 capital injection into RBS and the associated European Commission (“EC”) approval of the state aid package for the bank. Among other benefits, the retirement of the DAS will in future allow the Board to state more clearly a dividend policy to existing and potential investors.

The DAS was an important factor in the EC's assessment of the state aid RBS received and was part of the basis for its approval of that support in 2009. It was therefore necessary for the proposal for the eventual retirement of the DAS to be notified to the EC by HMT and this was done by HMT.

The EC concluded that the new arrangements for the eventual retirement of the DAS did not constitute new state aid and approved the changes to RBS's restructuring plan in its State Aid Amendment Decision of 9 April 2014. In addition, this decision included two further key commitments made by HMT to the EC as follows:

●

The deadline for RBS’s divestment of the Williams & Glyn business (by Initial Public Offering (IPO), whole business sale or tendering procedure for its entire interest) has been extended. In the expected event of divestment by IPO, RBS must carry out this IPO before 31 December 2016 and complete the disposal of its entire interest in the Williams & Glyn business by 31 December 2017.

●

Citizens Financial Group, Inc. (‘Citizens’) will be disposed of by 31 December 2016, with an automatic 12 month extension if market metrics indicate that an IPO or subsequent tranches of disposal cannot be completed in an orderly fashion or at a fair value. On 1 November 2013, RBS announced that it would accelerate the divestment of Citizens with a partial IPO and that it planned to fully divest the business by the end of 2016. The obligation under the State Aid Amendment Decision to dispose of Citizens is therefore in line with RBS’s planned and publicly stated divestment timetable and already reflected in its capital and strategic planning.

RBS has entered into a Revised State Aid Commitment Deed under which it undertakes to do all acts and things necessary to ensure that HMT is able to comply with the revised state aid commitments made by HMT to the EC.

Notes

15. Other developments (continued)

Board changes

On 27 February 2014, RBS announced that Philip Scott, a non-executive director, will step down from the Board by 31 October 2014.

Morten Friis was appointed as a non-executive director with effect from 10 April 2014.

Anthony Di Iorio, a non-executive director, stepped down from the Board on 26 March 2014.

Ewen Stevenson was appointed as an executive director and RBS Chief Financial Officer with effect from 19 May 2014.

Cap on variable remuneration

The fourth EU Capital Requirements Directive (CRD IV), implemented for banks in the UK by the Prudential Regulation Authority, imposes a 1:1 cap on the ratio of variable remuneration to fixed remuneration; however, with shareholder approval it is possible to award variable remuneration up to 200% of fixed remuneration (a 2:1 ratio).

On 25 April 2014, the Board announced it was not seeking approval from shareholders at the 2014 Annual General Meeting for the 2:1 ratio. Instead, the Company has taken steps to work within the constraints of the 1:1 ratio (of variable to fixed remuneration) for employees subject to the Prudential Regulation Authority’s Remuneration Code to deliver a remuneration structure that is aligned with shareholders’ interests and compliant with the requirements of CRD IV.

EU financial transaction tax

On 30 April 2014, the European Court rejected a challenge from the UK Government of the initial proposal for the EU financial transaction tax on procedural grounds. A further challenge on substantive grounds may follow, depending on the nature of any subsequent Directive enacted in the future. RBS continues to monitor developments.

Citizens Financial Group (CFG)

On 13 May 2014, CFG filed an S-1 registration statement with the Securities and Exchange Commission in the United States to undertake an initial public offering. The intention to fully divest CFG was announced in November 2013.

The filing of an S-1 Registration Statement is a regulatory requirement in the United States as part of the IPO process. This draft submission will initiate a 12-14 week process where the SEC can provide their comments. A formal prospectus will then be published which will include a price range and offering size range.

The submission of this statement is in line with the stated plan to launch an IPO of CFG by Q4 2014 - and complete RBS’s selldown of CFG in 2016 - as part of the RBS Capital Plan.

Notes

15. Other developments (continued)

Rating agencies

Moody’s Investors Service

On 13 March 2014, Moody’s Investors Service (‘Moody’s’) lowered its credit ratings of RBS Group plc and certain subsidiaries by one notch. The long term ratings of RBS Group plc were lowered to ‘Baa2’ from ‘Baa1’ whilst the long term ratings of RBS plc and National Westminster Bank Plc were lowered to ‘Baa1’ from ‘A3’. Short term ratings were affirmed as unchanged. Post the review, a negative ratings outlook was assigned.

The ratings of Ulster Bank Ltd and Ulster Bank Ireland Ltd were also impacted by the rating action on the RBS Group. The long term and short term ratings of these entities were lowered by one notch to ‘Baa3’ (long term)/’P-3’ (short term) from ‘Baa2’/’P-2’. A negative outlook was assigned to ratings, in line with the ratings outlook on the RBS Group.

Moody’s rating actions were prompted by its concerns over the execution risks relating to the effective roll-out of the Group’s strategic plans, its concerns over the impact of restructuring costs on profitability and its concern that the Group’s capitalisation is vulnerable to short-term shocks. Despite these short to medium term concerns, Moody’s expects RBS Group’s capitalisation to improve in the medium to long term as the recovery plan is progressed. The agency also considers that, if executed according to plan, the intended restructuring will ultimately be positive for creditors as it will deliver a more efficient UK-focused bank with lower risk operations.

The long-term ratings of subsidiaries, Citizens Bank NA and Citizens Bank of Pennsylvania were not impacted by the rating action on the RBS Group and the long-term ratings of these entities were affirmed as unchanged by Moody’s. Ratings are on a negative outlook.

Fitch Ratings

On 24 March 2014 Fitch Ratings (‘Fitch’) affirmed as unchanged the long term ratings of RBS Group plc and subsidiaries, RBS plc and National Westminster Bank Plc, retaining the rating outlooks of these entities at negative.

On 25 March 2014 Fitch affirmed the ratings of Ulster Bank Ltd. At the same time, the long-term rating of Ulster Bank Ireland Ltd was revised down one notch to ‘BBB+’ from ‘A-‘ and the short-term rating was revised to ‘F2’ from ‘F1’. The outlooks on the ratings of both Ulster Bank Ltd and Ulster Bank Ireland Ltd remain negative.

The decision to downgrade the rating of Ulster Bank Ireland Ltd was based on the view that this entity’s role within RBS Group may become less important over the next three to five years. Fitch also believe that the potential for disposal of Ulster Bank Ireland Ltd is higher than that of Ulster Bank Ltd, a Northern Irish business. These opinions caused Fitch to reduce the amount of support uplift in the ratings of Ulster Bank Ireland Ltd by one notch.

Notes

15. Other developments (continued)

Rating agencies (continued)

Standard & Poor’s

During the quarter, Standard & Poor’s affirmed as unchanged its ratings on the Group and notable subsidiaries. Negative rating outlooks were maintained.

16. Related party transactions

UK Government

The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the Group. The Group enters into transactions with many of these bodies on an arm’s length basis.

Bank of England facilities

In the ordinary course of business, the Group may from time to time access market-wide facilities provided by the Bank of England.

The Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Other related parties

(a) In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Full details of the Group’s related party transactions for the year ended 31 December 2013 are included in the Group’s 2013 Annual Report on Form 20-F.

17. Post balance sheet events

There have been no significant events between 30 June 2014 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Notes

18. Trust preferred securities

The Group has issued trust preferred securities through trusts 100% owned by the Group (through partnership interests held by RBSG Capital Corporation and RBS) which meet the definition of a finance subsidiary in Regulation S-X, Rule 3-10. The securities represent undivided beneficial interests in the assets of the trusts, which consist of partnership preferred securities representing non-cumulative perpetual preferred limited partnership interests issued by Delaware limited partnerships. The Royal Bank of Scotland Group plc has provided subordinated guarantees for the benefit of the holders of the trust preferred securities and the partnership preferred securities. Under the terms of the guarantees, the Group has fully and unconditionally guaranteed on a subordinated basis, payments on such trust preferred securities and partnership preferred securities, to the extent they are due to be paid and have not been paid by, or on behalf of the trusts and the partnerships, as the case may be.

19. Consolidating financial information

The Royal Bank of Scotland plc ('RBS plc') is a 100% owned subsidiary of The Royal Bank of Scotland Group plc ('RBSG plc') and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC with a full and unconditional guarantee from RBSG plc.

RBS plc utilises an exception provided in Rule 3-10 of Regulation S-X, and therefore does not file its financial statements with the SEC. In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for:

o        RBSG plc on a stand-alone basis as guarantor;

o        RBS plc on a stand-alone basis as issuer;

o        Non-guarantor Subsidiaries of RBSG plc and RBS plc on a combined basis ('Subsidiaries');

o        Consolidation adjustments; and

o        RBSG plc consolidated amounts ('RBSG Group').

Under IAS 27, RBSG plc and RBS plc account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would decrease the results for the period of RBSG plc and RBS plc in the information below by £150 million and £1,455 million respectively for the six months ended 30 June 2014 (£133 million and £183 million for the six months ended 30 June 2013). The net assets of RBSG plc and RBS plc in the information below would also be increased by £6,111 million and £2,933 million respectively at 30 June 2014 (increased by £5,536 million and £1,575 million at 31 December 2013).

Notes

19. Consolidating financial information (continued)

Income statement

	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation adjustments £m	RBSG Group £m

For the six months ended 30 June 2014
Net interest income	127	1,465	3,829	72	5,493
Non-interest income	408	3,479	1,815	(1,035)	4,667
Total income	535	4,944	5,644	(963)	10,160
Operating expenses	(4)	(3,881)	(3,328)	(26)	(7,239)
Impairment losses	-	(30)	(259)	20	(269)
Operating profit before tax	531	1,033	2,057	(969)	2,652
Tax	(70)	(204)	(487)	28	(733)
Profit from continuing operations	461	829	1,570	(941)	1,919
Profit from discontinued operations, net of tax	-	-	35	-	35
Profit for the period	461	829	1,605	(941)	1,954

Statement of comprehensive income

For the six months ended 30 June 2014	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m
Profit/(loss) for the period	461	829	1,605	(941)	1,954
Items that qualify for reclassification
Available-for-sale financial assets	-	(38)	448	119	529
Cash flow hedges	-	79	141	28	248
Currency translation	-	33	(164)	(602)	(733)
Tax	-	(8)	(97)	(55)	(160)
	-	66	328	(510)	(116)
Other comprehensive income/(loss) after tax	-	66	328	(510)	(116)
Total comprehensive income for the period	461	895	1,933	(1,451)	1,838

Total comprehensive income is attributable to:
Non-controlling interests	-	-	(18)	48	30
Preference shareholders	140	36	-	(36)	140
Paid-in equity holders	14	-	-	13	27
Dividend access share	320	-	-	-	320
Ordinary and B shareholders	(13)	859	1,951	(1,476)	1,321
	461	895	1,933	(1,451)	1,838

Notes

19. Consolidating financial information (continued)

Income statement

	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation adjustments £m	RBSG Group £m

For the six months ended 30 June 2013
Net interest income	134	1,650	3,541	112	5,437
Non-interest income	616	4,192	2,224	(1,197)	5,835
Total income	750	5,842	5,765	(1,085)	11,272
Operating expenses	43	(3,987)	(3,779)	(25)	(7,748)
Impairment losses	-	(603)	(1,497)	(50)	(2,150)
Operating profit before tax	793	1,252	489	(1,160)	1,374
Tax	42	(414)	(311)	5	(678)
Profit from continuing operations	835	838	178	(1,155)	696
Profit from discontinued operations, net of tax	-	-	138	-	138
Profit/(loss) for the period	835	838	316	(1,155)	834

Statement of comprehensive income

For the six months ended 30 June 2013	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation Adjustments £m	RBSG Group £m
Profit/(loss) for the period	835	838	316	(1,155)	834
Items that do not qualify for reclassification	-	-	(1)	1	-
Actuarial gains/(losses) on defined benefit plans	-	-	4	(4)	-
	-	-	3	(3)	-
Items that qualify for reclassification
Available-for-sale financial assets	(50)	(924)	96	145	(733)
Cash flow hedges	-	(1,222)	(119)	(195)	(1,536)
Currency translation	-	(48)	496	862	1,310
Tax	10	493	149	74	726
	(40)	(1,701)	622	886	(233)
Other comprehensive (loss)/income after tax	(40)	(1,701)	625	883	(233)
Total comprehensive income/(loss) for the period	795	(863)	941	(272)	601

Total comprehensive income/(loss) is attributable to:
Non-controlling interests	-	-	17	117	134
Preference shareholders	152	39	-	(39)	152
Paid-in equity holders	15	-	-	15	30
Ordinary and B shareholders	628	(902)	924	(365)	285
	795	(863)	941	(272)	601

Notes

19. Consolidating financial information (continued)

Balance sheet

	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation adjustments £m	RBSG Group £m

At 30 June 2014
Assets
Cash and balances at central banks	-	60,978	7,692	-	68,670
Loans and advances to banks	27,433	74,311	190,427	(235,104)	57,067
Loans and advances to customers	378	226,804	263,089	(51,175)	439,096
Debt securities	1,455	90,703	65,679	(45,043)	112,794
Equity shares	11	6,471	2,102	(750)	7,834
Investments in Group undertakings	54,797	43,781	13,016	(111,594)	-
Settlement balances	-	15,371	6,413	(2,102)	19,682
Derivatives	130	279,274	8,027	(12,525)	274,906
Intangible assets	-	1,122	5,161	5,890	12,173
Property, plant and equipment	-	2,034	5,072	9	7,115
Deferred tax	-	1,765	2,096	(754)	3,107
Prepayments, accrued income and other assets	34	2,884	4,936	(436)	7,418
Assets of disposals groups	-	25	1,221	-	1,246
Total assets	84,238	805,523	574,931	(453,584)	1,011,108

Liabilities
Deposits by banks	1,505	179,469	106,541	(216,614)	70,901
Customer accounts	-	183,954	338,688	(69,876)	452,766
Debt securities in issue	7,741	43,223	30,846	(22,723)	59,087
Settlement balances	-	11,654	5,419	(1,945)	15,128
Short positions	-	24,256	15,311	(548)	39,019
Derivatives	37	272,429	10,146	(12,525)	270,087
Accruals, deferred income and other liabilities	434	6,379	8,230	(167)	14,876
Retirement benefit liabilities	-	54	2,666	22	2,742
Deferred tax	-	-	1,176	(571)	605
Subordinated liabilities	13,900	28,957	5,529	(23,577)	24,809
Liabilities of disposal groups	-	-	125	-	125
Total liabilities	23,617	750,375	524,677	(348,524)	950,145

Non-controlling interests	-	-	1,314	(696)	618
Owners’ equity	60,621	55,148	48,940	(104,364)	60,345
Total equity	60,621	55,148	50,254	(105,060)	60,963
Total liabilities and equity	84,238	805,523	574,931	(453,584)	1,011,108

Notes

19. Consolidating financial information (continued)

Balance sheet

	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation adjustments £m	RBSG Group £m

At 31 December 2013
Assets
Cash and balances at central banks	-	75,792	6,867	-	82,659
Loans and advances to banks	24,574	77,768	193,024	(241,295)	54,071
Loans and advances to customers	153	225,374	269,326	(54,131)	440,722
Debt securities	1,517	92,327	52,316	(32,561)	113,599
Equity shares	-	7,301	2,274	(764)	8,811
Investments in Group undertakings	54,813	42,328	13,233	(110,374)	-
Settlement balances	-	3,492	2,417	(318)	5,591
Derivatives	164	292,880	9,638	(14,643)	288,039
Intangible assets	-	1,127	5,033	6,208	12,368
Property, plant and equipment	-	2,284	5,616	9	7,909
Deferred tax	-	2,298	1,402	(222)	3,478
Prepayments, accrued income and other assets	36	3,246	7,263	(2,931)	7,614
Assets of disposals groups	842	-	2,136	39	3,017
Total assets	82,099	826,217	570,545	(450,983)	1,027,878

Liabilities
Deposits by banks	1,490	180,293	108,129	(225,933)	63,979
Customer accounts	740	193,553	328,090	(51,503)	470,880
Debt securities in issue	7,015	51,538	36,147	(26,881)	67,819
Settlement balances	-	2,274	3,328	(289)	5,313
Short positions	-	17,898	10,815	(691)	28,022
Derivatives	62	288,507	11,600	(14,643)	285,526
Accruals, deferred income and other liabilities	49	7,201	10,006	(1,239)	16,017
Retirement benefit liabilities	-	65	(336)	3,481	3,210
Deferred tax	-	-	1,617	(1,110)	507
Subordinated liabilities	12,426	30,566	6,009	(24,989)	24,012
Liabilities of disposal groups	-	-	3,378	-	3,378
Total liabilities	21,782	771,895	518,783	(343,797)	968,663

Non-controlling interests	-	-	1,194	(721)	473
Owners’ equity	60,317	54,322	50,568	(106,465)	58,742
Total equity	60,317	54,322	51,762	(107,186)	59,215
Total liabilities and equity	82,099	826,217	570,545	(450,983)	1,027,878

Notes

19. Consolidating financial information (continued)

Cash flow statement

	RBSG plc £m	RBS plc £m	Subsidiaries £m	Consolidation adjustments £m	RBSG Group £m

For the six months ended 30 June 2014
Net cash flows from operating activities	(2,827)	(12,688)	6,181	3,536	(5,798)
Net cash flows from investing activities	1,183	2,224	(5,548)	1,500	(641)
Net cash flows from financing activities	1,782	(1,868)	1,041	(34)	921
Effects of exchange rate changes on cash and cash equivalents	(26)	(2,278)	(1,398)	1,311	(2,391)
Net increase/(decrease) in cash and cash equivalents	112	(14,610)	276	6,313	(7,909)
Cash and cash equivalents at 1 January 2014	1,345	124,628	113,504	(118,300)	121,177
Cash and cash equivalents at 30 June 2014	1,457	110,018	113,780	(111,987)	113,268

For the six months ended 30 June 2013
Net cash flows from operating activities	(730)	(6,369)	2,818	(1,391)	(5,672)
Net cash flows from investing activities	1,381	14,040	(666)	(2,462)	12,293
Net cash flows from financing activities	235	(2,254)	(2,589)	3,200	(1,408)
Effects of exchange rate changes on cash and cash equivalents	46	4,372	2,758	(2,228)	4,948
Net increase in cash and cash equivalents	932	9,789	2,321	(2,881)	10,161
Cash and cash equivalents at 1 January 2013	997	126,243	125,045	(119,444)	132,841
Cash and cash equivalents at 30 June 2013	1,929	136,032	127,366	(122,325)	143,002

Disposal of Direct Line Group

In November 2009, the Group entered into a state aid commitment deed with the Commissioners of Her Majesty’s Treasury requiring the Group to: (1) divest its interest in Direct Line Group (DLG) to a level below that at which it would be considered to exercise control by 31 December 2013 and (2) dispose of its entire interest by 31 December 2014.  Pursuant to its obligations, the Group sold 34.7% of DLG in an initial public offering (IPO) in October 2012 and subsequently sold 16.8% in March 2013, 20.0% in September 2013, and 28.5% in February 2014 through institutional placings.

The Group ceased to consolidate DLG after the second share sale in March 2013 when its shareholding fell to 48.5% thereafter treating it as an associate until the final share sale in February 2014.  The Group has been in discussions with the Conduct Committee of the UK Financial Reporting Council (the Conduct Committee) about when DLG should have been deconsolidated.  Based on full consideration of the facts and circumstances, the Group’s assessment is that it no longer controlled DLG after the second share sale in March 2013. The Conduct Committee considers that the Group retained control owing to its dominant voting interest, notwithstanding the reduction of its shareholding to below 50%, the relationship agreement and the state aid commitment deed; therefore, in accordance with the provisions in IFRS 10 Consolidated Financial Statements regarding de facto control,  DLG should have been consolidated by the Group in its interim accounts for the six months ended 30 June 2013.

At the request of the Conduct Committee, the effect on the Group’s financial statements for 30 June 2013 and 31 December 2013 of consolidating DLG up until September 2013 is set out below:

	Half year ended		Year ended
	30 June 2013		31 December 2013
	As published	DLG consolidated to September 2013	As published	DLG consolidated to September 2013
	£m	£m	£m	£m

Income statement
Other operating income	1,332	1,286	1,398	1,331
Operating profit/(loss) before tax	1,374	1,328	(8,243)	(8,310)
Discontinued operations	138	161	148	346
Profit/(loss) for the period	834	811	(8,477)	(8,346)
Total comprehensive income/(loss)	601	649	(10,189)	(10,051)

	30 June 2013		31 December 2013
	As published	DLG consolidated to September 2013	As published	DLG consolidated to September 2013
	£m	£m	£m	£m

Balance sheet
Prepayments, accrued income and other assets:	9,063	7,565	7,614	7,614
Interests in associates	2,500	1,002	902	902
Assets of disposal groups	1,313	13,621	3,017	3,071
Total assets	1,216,229	1,227,039	1,027,878	1,027,932
Liabilities of disposal groups	306	9,477	3,378	3,378
Non-controlling interests	475	2,121	473	473
Owners’ equity	69,183	69,176	58,742	58,796

The Conduct Committee is not pursuing the matter further given the amounts involved and the subsequent loss of control.

Risk factors

Set out below is a summary of the principal risks which could adversely affect the Group; it should be read in conjunction with the Risk and Balance Sheet management section on pages 169 to 359 of the Group’s 2013 Annual Report on Form 20-F. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included in the Group’s 2013 Annual Report on Form 20-F on pages 513 to 526.

●

The Group is implementing a new strategic plan and direction which will result in a significant downsizing of the Group, including simplifying the Group by replacing the previous divisional structure with three customer franchises. The Group is also taking steps to strengthen its capital position and has established medium term goals.

●

The Group’s ability to implement its new strategic plan and achieve its capital goals depends on the success of its efforts to refocus on its core strengths and the timely divestment of Citizens Financial Group (CFG). Since 2009, the Group has undertaken an extensive restructuring, including the disposal of non-core assets and businesses, such as the full divestment of Direct Line Group in March 2014, as part of the State Aid restructuring plan approved by the EC and supplemented by the agreements with HM Treasury and the EC on 9 April 2014. The Group created RBS Capital Resolution in the fourth quarter of 2013 to manage the run-down of problem assets with the clear aspiration of removing such assets from the balance sheet by the end of 2016.

●

The level of structural change required to implement the Group’s strategic and capital goals together with other regulatory requirements such as ring fencing are likely to be disruptive and increase operational and people risks for the Group. There is no assurance that the Group will be able to successfully implement its new strategy on which its capital plan depends or achieve its goals within the time frames contemplated or at all.

●	Operational and reputational risks are inherent in the Group’s businesses, and heightened as a result of the implementation of the new strategic plan.

●

The Scottish government is holding a referendum on 18 September 2014 on the question of Scottish independence from the UK. Although the outcome of the referendum is uncertain, subject to any mitigating factors, uncertainties resulting from an affirmative vote in favour of independence would be likely to significantly impact the Group's credit ratings and could also impact the fiscal, monetary, legal and regulatory landscape to which the Group is subject.  Were Scotland to become independent, it may also affect Scotland’s status in the EU. The occurrence of any of the impacts above could significantly impact the Group’s costs and would have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

●

Despite the improved outlook for the global and UK economy over the near to medium-term, actual or perceived difficult global economic conditions, potential volatility in the UK housing market and restrictions on mortgage lending as well as increased competition, particularly in the UK, create challenging economic and market conditions and a difficult operating environment for the Group’s businesses. These factors, together with additional uncertainty relating to the recovery of the Eurozone economy where the Group has significant exposure and the risk of a return of volatile financial markets, in part due to the monetary policies and measures carried out by central banks, have adversely affected and will continue to adversely affect the Group’s businesses, earnings, financial condition and prospects.

Risk factors

●

The Group is subject to substantial regulation and oversight, and any further significant regulatory developments such as those which have occurred over the past several years could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition. Certain regulatory measures introduced in the UK and in Europe relating to ring-fencing of certain bank activities could result in additional costs and increased operational risks which may impact the viability of certain business models and require significant restructuring with the possible transfer of a large number of customers between legal entities.

●

The Group’s ability to implement its strategy and its future success depends on its ability to attract and retain qualified personnel. The Group could fail to attract or retain senior management, which may include members of the Group Board, or other key employees, and it may suffer if it does not maintain good employee relations. The Group’s changing strategy has led to the departure of many talented staff. Following the implementation of CRD IV and the Government’s views on variable compensation, there is now a restriction on the Group’s ability to pay individual bonuses greater than salary, which may put the Group at a competitive disadvantage. An inability to attract and retain qualified personnel could have an adverse impact on the implementation of the Group’s strategy and regulatory commitments.

●

The Group is subject to a number of regulatory initiatives which may adversely affect its business, including the UK Government’s adoption of the Financial Services (Banking Reform) Act 2013, the US Federal Reserve’s new rules for applying US capital, liquidity and enhanced prudential standards to certain of the Group’s US operations and ongoing reforms in the European Union with respect to capital requirements, stability and resolution of financial institutions, including CRD IV and the Resolution and Recovery Directive.

●

The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise or to do so at a reasonable cost, could adversely affect the Group’s financial condition and results of operations. Furthermore, the Group’s borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and the UK Government’s credit ratings. The Group’s credit ratings would be likely to be negatively impacted by political events, such as an affirmative vote in favour of Scottish independence.

●

The Group’s business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by European, UK or US authorities) as well as structural changes that may result from the implementation of ring-fencing under the Financial Services (Banking Reform) Act 2013 or changes of the US Federal Reserve with respect to the Group’s US operations. The Group’s ability to reach its target capital ratios in the medium term will turn on a number of factors including a significant downsizing of the Group in part through the sale of CFG.

●

The Group is, and may be, subject to litigation and regulatory and governmental investigations that may impact its business, reputation, results of operations and financial condition. Although the Group settled a number of legal proceedings and regulatory investigations during 2013 and 2014, the Group is expected to continue to have material exposure to legacy litigation and regulatory proceedings in the medium term. The Group also expects greater regulatory and governmental scrutiny for the foreseeable future particularly as it relates to compliance with historical, new and existing laws and regulations such as anti-money laundering and anti-terrorism laws.

Risk factors

●

The Group is highly dependent on its information technology systems, which are currently subject to significant investment and rationalisation as part of the Group’s new strategic plan and associated transformation programme. The Group has been and expects to continue to be subject to cyber attacks which expose the Group to loss of customer data or other sensitive information and which, combined with other failures of the Group’s information technology systems, may hinder its ability to service its clients which could result in long-term damage to the Group’s businesses and brands.

●

The Group or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures, including recapitalisation of the Group or any of its UK bank subsidiaries, through bail-in which has been introduced by the Financial Services (Banking Reform) Act 2013 and will come into force on a date stipulated by HM Treasury. Various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the Group’s businesses.

●

As a result of the UK Government’s majority shareholding in the Group it is able to exercise a significant degree of influence over the Group including on dividend policy, the election of directors or appointment of senior management, remuneration policy and/or limiting the Group’s operations. The offer or sale by the UK Government of all or a portion of its shareholding in the Company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the Group from the Official List.

●

The actual or perceived failure or worsening credit of the Group’s counterparties or borrowers, including sovereigns in the Eurozone, and depressed asset valuations resulting from poor market conditions have led the Group to realise and recognise significant impairment charges and write-downs which have adversely affected the Group and could continue to adversely affect the Group if, due to a deterioration in economic and financial market conditions or continuing weak economic growth, it were to recognise or realise further write-downs or impairment charges.

●

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

●

Recent developments in regulatory or tax legislation and any further significant developments could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

●

The Group is required to make planned contributions to its pension schemes and to compensation schemes in respect of certain financial institutions (such as the UK Financial Services Compensation Scheme). Additional or increased contributions may have an adverse impact on the Group’s results of operations, cash flow and financial condition.

Statement of directors’ responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

●	the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';

●

the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

●	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Philip Hampton	Ross McEwan	Ewen Stevenson
Chairman	Chief Executive	Chief Financial Officer

31 July 2014

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Ross McEwan Ewen Stevenson	Sandy Crombie Alison Davis Morten Friis Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes Philip Scott

Additional information

Share information

	30 June 2014	31 March 2014	31 December 2013

Ordinary share price	328.4p	311.0p	338.1p

Number of ordinary shares in issue	6,300m	6,241m	6,203m

Number of equivalent B shares in issue	5,100m	5,100m	5,100m

The following table shows the Group’s issued and fully paid share capital, owners’ equity and indebtedness on an unaudited consolidated basis in accordance with IFRS as at 30 June 2014.

As at 30 June 2014
£m

Share capital - allotted, called up and fully paid
Ordinary shares of £1	6,300
B shares of £0.01	510
Dividend access share of £0.01	–
Non-cumulative preference shares of US$0.01	1
Non-cumulative preference shares of €0.01	–
Non-cumulative preference shares of £1	–

6,811
Retained income and other reserves	53,534

Owners’ equity	60,345

Group indebtedness
Subordinated liabilities	24,809
Debt securities in issue	59,087

Total indebtedness	83,896

Total capitalisation and indebtedness	144,241

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

Other than as disclosed above, the information contained in the tables above has not changed materially since 30 June 2014.

Additional information

Other financial data

	Half year ended 30 June 2014(5)	Year ended 31 December
		2013	2012	2011	2010	2009

Return on average total assets (1)	0.3%	(0.7%)	(0.4%)	(0.1%)	(0.1%)	(0.2%)
Return on average ordinary and B shareholders’ equity (2)	5.2%	(14.5%)	(8.9%)	(3.1%)	(0.9%)	(7.4%)
Average owners’ equity as a percentage of average total assets	5.8%	5.6%	5.2%	4.9%	4.6%	2.8%
Ratio of earnings to combined fixed charges and preference share dividends (3,4)
- including interest on deposits	2.04	(0.34)	0.28	0.85	0.95	0.72
- excluding interest on deposits	4.54	(4.51)	(2.99)	(0.37)	0.50	(0.47)
Ratio of earnings to fixed charges only (3,4)
- including interest on deposits	2.19	(0.36)	0.29	0.85	0.97	0.77
- excluding interest on deposits	5.95	(6.04)	(3.81)	(0.37)	0.58	(0.71)

Notes:

(1)	Return on average total assets represents profit/(loss) attributable to ordinary and B shareholders as a percentage of average total assets.
(2)	Return on average ordinary and B shareholders' equity represents profit/(loss) attributable to ordinary and B shareholders expressed as a percentage of average ordinary and B shareholders' equity.
(3)

For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(4)

The earnings for the years ended 31 December 2013, 2012, 2011, 2010 and 2009, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December 2013, 2012, 2011, 2010 and 2009 were £8,641 million, £5,578 million, £1,396 million, £422 million and £4,034 million, respectively. The coverage deficiency for fixed charges only for the years ended 31 December 2013, 2012, 2011, 2010 and 2009 were £8,243 million, £5,277 million, £1,396 million, £298 million and £3,099 million, respectively.

(5)	Based on unaudited numbers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc

Registrant

/s/ Rajan Kapoor

Rajan Kapoor

Financial Controller

30 September 2014

Appendix 1

Capital and risk management

Appendix 1 Capital and risk management

Presentation of information	2
General overview	2

Capital management
Capital and leverage ratios	4
Capital resources	5
Leverage exposure	9
Risk-weighted assets	11

Liquidity and funding risk
Overview	14
Liquidity risk	15
Funding risk	17
Encumbrance	19

Credit risk
Financial assets	23
Loans and related credit metrics	28
Debt securities	32
Derivatives	34
Problem debt management	35
Key loan portfolios	39
Credit risk assets	51

Market risk
Trading portfolios	56
Non-trading portfolios	59

Country risk
Overview	61
Summary of country exposures	63

1

Appendix 1 Capital and risk management

Presentation of information

The assets of disposal groups are presented as a single line in the consolidated balance sheet as required by IFRS. The risk and balance sheet management disclosures include the balances and exposures of disposal groups.

General overview

RBS’s main risks are described in ‘Risk and balance sheet management - Risk coverage’ in the Group’s 2013 Annual Report on Form 20-F. The following table presents a summary of the key developments for each risk during 2014.

Risk type	2014 developments and summary
Capital adequacy risk

The capital position continued to improve with CET 1 ratio at 10.1%, up from 8.6% at the year end reflecting continuing reductions in risk-weighted assets primarily in CIB and RCR, lower regulatory capital deductions relating to deferred tax assets and expected loss, and attributable profit.

Liquidity and funding risk

Liquidity metrics remained strong: the liquid portfolio of £138 billion covering short-term wholesale funding more than four times, LCR improving to 104%, NSFR at 111% and the stressed coverage ratio improved significantly to over 170%.

Credit risk

Balance sheet credit exposures after credit mitigation and enhancement, decreased by 7% to £333 billion and credit risk RWAs fell by £35 billion, 10%, reflecting risk reduction. Impairment provisions of £22 billion covered risk elements in lending of £34 billion by 66%. Favourable credit conditions resulted in impairment charges for the half year being significantly lower than in recent periods with net recoveries in RCR and CIB.

Market risk

Average trading VaR for the first half of 2014 was about a third of that in the first half of 2013, reflecting risk reduction and the effect of incorporating credit valuation and funding valuation adjustments into VaR models.

Country risk

Net balance sheet exposure to eurozone periphery countries was reduced by £1.5 billion, 4%, to £40.3 billion in the first half of the year. Total exposure to Russia was £2.1 billion: limits have been cut and credit restrictions introduced.

2

Appendix 1 Capital and risk management

General overview (continued)

Risk type	2014 developments and summary
Conduct risk

Business models, strategies and products continued to be reviewed to ensure better customer outcomes. Synergies with other risk disciplines were also developed to enable the consistent identification, assessment and mitigation of conduct risks.

Pension risk

RBS concluded discussions with the Trustee of the RBS Group Pension Fund, agreeing the technical provisions basis and a schedule of contributions for the 2013 funding valuation. Additionally, stress tests were carried out under scenarios designed to meet PRA and European Banking Authority (EBA) requirements.

Operational risk

RBS’s operational risk framework was further enhanced. The main focus remained on supporting improvements in risk management, specifically strengthened risk assessments through defining and implementing an end-to-end approach for the most material operational risks.

Regulatory risk	Regulatory risk remained a high priority and RBS continued to work through a number of legacy issues. RBS also implemented an increasing number of regulatory changes such as Basel III and Dodd Frank.
Reputational risk

A Reputational Risk Forum was created to identify issues involving material reputational risk. On 1 July 2014, a new Head of Reputational Risk was appointed whose responsibilities include building a new framework to manage reputational risk.

Business risk

RBS moved towards simplifying and functionalising its organisation and management structure to help reduce risk. There was also a focus on strengthening its stress testing capability. In particular, it is anticipated that finalisation of the stress testing programmes of the Bank of England and the EBA will enhance management and measurement of business risk.

Strategic risk

RBS continued to develop its framework for the identification and management of the most material risks to its strategic plan. A new "Top Risk" approach assesses both the likelihood and impact of significant threats, and develops agreed mitigations. These are reviewed by the Board at least on a quarterly basis.

3

Appendix 1 Capital and risk management

Capital management

Introduction

The Group aims to maintain a level of capital to meet two objectives: (i) meeting minimum regulatory capital requirements; and (ii) ensuring the Group maintains sufficient capital to uphold customer, investor and rating agency confidence in the organisation, thereby supporting the business franchise and funding capacity.

Capital and leverage ratios
	30 June 2014		31 December 2013
	Current	CRR		Estimated
	transitional	end-point	Transitional	CRR end-	Basel 2.5
	PRA basis	basis (1)	PRA basis	point basis (1)	basis
Capital	£bn	£bn	£bn	£bn	£bn

CET1	39.7	39.7	36.8	36.8	42.2
Tier 1	47.3	39.7	44.3	36.8	50.6
Total	61.2	48.7	58.2	45.5	63.7

RWAs by risk

Credit risk
- non-counterparty	283.3	283.3	317.9	317.9	291.1
- counterparty	38.6	38.6	39.1	39.1	22.3
Market risk	33.4	33.4	30.3	30.3	30.3
Operational risk	36.8	36.8	41.8	41.8	41.8

	392.1	392.1	429.1	429.1	385.5

Risk asset ratios	%	%	%	%	%

CET1	10.1	10.1	8.6	8.6	10.9
Tier 1	12.1	10.1	10.3	8.6	13.1
Total	15.6	12.4	13.6	10.6	16.5

	30 June	31 December
Estimated BCBS leverage ratios (2)	2014	2013

Tier 1 capital - £bn	39.7	36.8
Exposure - £bn	1,070.2	1,082.0
Leverage ratio - %	3.7	3.4

Notes:

(1)	CRR as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014.
(2)

Leverage ratio is calculated using:

•        CRR end-point Tier 1 capital; and

•        Exposure measure based on guidance in the BCBS 270 proposal issued in January 2014, supplemented by the instructions in the March 2014 Basel III Quantitative Impact Study (QIS) and the related FAQs.

4

Appendix 1 Capital and risk management

Capital and leverage ratios (continued)

Key points

●

CET1 ratio improved by 150 basis points in the first half of the year, of which 70 basis points was in the second quarter reflecting attributable profit after charging the initial DAS dividend (£320 million), reduction in RWAs and lower regulatory deductions for deferred tax assets and expected loss.

●	RWAs declined by £37 billion with £22 billion in the second quarter mainly in CIB reflecting continued risk reduction and in RCR due to run-off and disposals.

●	Attributable profit as well as lower leverage exposure in CIB resulted in a 30 basis point improvement in the estimated BCBS leverage ratio in the first half of the year.

Capital resources
	30 June 2014		31 December 2013
	Current	CRR		Estimated
	transitional	end-point	Transitional	CRR end-	Basel 2.5
	basis	basis	PRA basis	point basis	basis
	£m	£m	£m	£m	£m

Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity	60,345	60,345	58,742	58,742	58,742
Preference shares - equity	(4,313)	(4,313)	(4,313)	(4,313)	(4,313)
Other equity instruments	(979)	(979)	(979)	(979)	(979)
	55,053	55,053	53,450	53,450	53,450

Non-controlling interests	-	-	-	-	473

Regulatory adjustments and deductions
Own credit	629	629	601	601	726
Defined benefit pension fund adjustment	(196)	(196)	(172)	(172)	362
Net unrealised available-for-sale (AFS) losses	-	-	-	-	308
Cash flow hedging reserve	(94)	(94)	84	84	84
Deferred tax assets	(1,748)	(1,748)	(2,260)	(2,260)	-
Prudential valuation adjustments	(486)	(486)	(781)	(781)	-
Goodwill and other intangible assets	(12,173)	(12,173)	(12,368)	(12,368)	(12,368)
Expected losses less impairment provisions	(1,319)	(1,319)	(1,731)	(1,731)	(19)
50% of securitisation positions	-	-	-	-	(748)
Other regulatory adjustments	69	69	(55)	(55)	(103)
	(15,318)	(15,318)	(16,682)	(16,682)	(11,758)

CET 1 capital	39,735	39,735	36,768	36,768	42,165

5

Appendix 1 Capital and risk management

Capital resources (continued)

	30 June 2014		31 December 2013
	Current	CRR		Estimated
	transitional	end-point	Transitional	CRR end-	Basel 2.5
	basis	basis	PRA basis	point basis	basis
	£m	£m	£m	£m	£m

Other Tier 1 capital
Preference shares - equity	-	-	-	-	4,313
Preference shares - debt	-	-	-	-	911
Innovative/hybrid Tier 1 securities	-	-	-	-	4,207
Qualifying Tier 1 capital and related share premium subject
to phase out from Additional Tier 1 (AT1) capital	5,820	-	5,831	-	-
Qualifying Tier 1 capital included in consolidated AT1 capital
issued by subsidiaries and held by third parties	1,708	-	1,749	-	-
	7,528	-	7,580	-	9,431

Tier 1 deductions
50% of material holdings	-	-	-	-	(976)
Tax on expected losses less impairment provisions	-	-	-	-	6
	-	-	-	-	(970)

Tier 1 capital	47,263	39,735	44,348	36,768	50,626

Qualifying Tier 2 capital
Undated subordinated debt	-	-	-	-	2,109
Dated subordinated debt - net of amortisation	-	-	-	-	12,436
Qualifying items and related share premium	5,740	5,145	4,431	3,582	-
Qualifying own funds instruments issued by subsidiaries
and held by third parties	8,222	3,815	9,374	5,151	-
Unrealised gains on AFS equity shares	-	-	-	-	114
Collectively assessed impairment provisions	-	-	-	-	395
	13,962	8,960	13,805	8,733	15,054

Tier 2 deductions
50% of securitisation positions	-	-	-	-	(748)
Expected losses less impairment provisions	-	-	-	-	(25)
50% of material holdings	-	-	-	-	(976)
	-	-	-	-	(1,749)

Tier 2 capital	13,962	8,960	13,805	8,733	13,305

Supervisory deductions
Unconsolidated investments	-	-	-	-	(36)
Other deductions	-	-	-	-	(236)
	-	-	-	-	(272)

Total regulatory capital	61,225	48,695	58,153	45,501	63,659

6

Appendix 1 Capital and risk management

Capital resources (continued)

Capital flow statement

The table below analyses the movement in CRR end-point CET1 and Tier 2 capital for the half year ended 30 June 2014.

	CET1	Tier 2	Total
	£m	£m	£m

At 1 January 2014	36,768	8,733	45,501
Attributable profit net of movements in fair value of own credit	1,453	-	1,453
Share capital and reserve movements in respect of employee share schemes	(33)	-	(33)
Ordinary shares issued	315	-	315
Foreign exchange reserve	(728)	-	(728)
AFS reserves	446	-	446
Decrease in goodwill and intangibles deduction	195	-	195
Deferred tax assets (DTA)	512	-	512
Prudential valuation adjustments (PVA)	295	-	295
Excess of expected loss over impairment provisions (EL-P)	412	-	412
Dated subordinated debt issues	-	2,154	2,154
Net dated subordinated debt/grandfathered instrument	-	(1,528)	(1,528)
Foreign exchange movement	-	(399)	(399)
Other movements	100	-	100

At 30 June 2014	39,735	8,960	48,695

Key point

●	RBS issued £820 million and £1,334 million of Tier 2 subordinated debt in Q1 and Q2 respectively. Following reviews, £2.1 billion of ineligible subordinated notes were removed from Tier 2 capital.

7

Appendix 1 Capital and risk management

Capital resources (continued)

Notes:

General:

In accordance with the PRA’s Policy Statement PS7/2013 issued in December 2013 on the implementation of CRD IV, all regulatory adjustments and deductions to CET1 have been applied in full (without transition relief) with the exception of unrealised gains on AFS securities which will be included from 2015.

CRD IV and Basel III impose a minimum CET1 ratio of 4.5%. Further, CET1 requirements will be imposed through buffers in the CRD. There are three buffers that will affect the Group: the capital conservation buffer set at 2.5% of RWAs; the counter-cyclical capital buffer (up to 2.5% of RWAs), which will be calculated as the weighted average of the countercyclical capital buffer rates applied in the countries where the Group has relevant credit exposures; and the highest of Global-Systemically Important Institution (G-SII), Other-Systemically Important Institution (O-SII) or Systemic Risk Buffers set by the supervisory authorities. The Group has been provisionally allocated a G-SII buffer of 1.5%. The regulatory target capital requirements will be phased in through CRR, and are expected to apply in full from 1 January 2019. Until then, using national discretion the PRA can apply a top-up. As set out in the PRA’s Supervisory Statement SS3/13, the Group and other major UK banks and building societies are required to maintain a CET1 ratio of 7%, after taking into account certain adjustments set by the PRA.

From 1 January 2015, the Group must meet at least 56% of its Pillar 2A capital requirement with CET1 capital and the balance with Additional Tier 1 and/or Tier 2 capital. The Pillar 2A capital requirement is the additional capital that the Group must hold, in addition to meeting its Pillar 1 requirements in order to comply with the PRA’s overall financial adequacy rule.

Measures in relation to CRR end-point basis, including RWAs, are based on the current interpretation, expectations, and understanding, of the CRR requirements, as well as further regulatory clarity and implementation guidance from the UK and EU authorities. The actual CRR end-point impact may differ when the final technical standards are interpreted and adopted.

Capital base:
(1)	Own funds are based on shareholders’ equity.
(2)	Includes the nominal value of B shares (£0.5 billion) on the assumption that RBS will be privatised in the future and that they will count as permanent equity in some form by the end of 2017.
(3)

The prudential valuation adjustment (PVA), arising from the application of the prudent valuation requirements to all assets measured at fair value, has been included in full. The PVA has been included in impairment provisions in the determination of the deduction from expected losses.

(4)

Where the deductions from AT1 capital exceed AT1 capital, the excess is deducted from CET1 capital. The excess of AT1 deductions over AT1 capital in year one of transition is due to the application of the current rules to the transitional amounts.

(5)

Insignificant investments in equities of other financial entities (net): long cash equity positions are considered to have matched maturity with synthetic short positions if the long position is held for hedging purposes and sufficient liquidity exists in the relevant market. All the trades are managed and monitored together within the equities business.

(6)

Based on our current interpretations of the Commission Delegated Regulation issued in December 2013 on credit risk adjustments, the Group’s standardised latent provision has been reclassified to specific provision and is not included in Tier 2 capital.

Risk-weighted assets:
(1)	Current securitisation positions are shown as risk-weighted at 1,250%.
(2)	RWA uplifts include the impact of credit valuation adjustments (CVA) and asset valuation correlation (AVC) on banks and central counterparties.
(3)	RWAs reflect implementation of the full internal model method suite, and include methodology changes that took effect immediately on CRR implementation.
(4)	Non-financial counterparties and sovereigns that meet the eligibility criteria under CRR are exempt from the credit valuation adjustments volatility charges.
(5)	The CRR final text includes a reduction in the risk-weight relating to small and medium-sized enterprises.

8

Appendix 1 Capital and risk management

Leverage exposure

Exposure summary

The leverage exposure below is based on the BCBS 270 proposal issued in January 2014, with additional specificity deriving from the instructions in the March 2014 QIS and related FAQs. The BCBS 270 proposal is expected to be incorporated into the CRR but the final rules may result in changes to the calculation when implemented.

Exposure measure	30 June	31 December
	2014	2013
	£bn	£bn

Cash and balances at central banks	68.7	82.7
Reverse repos	81.7	76.4
Loans and advances	414.5	418.4
Debt securities	112.8	113.6
Equity shares	7.8	8.8
Derivatives	274.9	288.0
Goodwill and other intangible assets	12.2	12.4
Other assets	37.3	24.6
Assets of disposal groups	1.2	3.0

Total assets	1,011.1	1,027.9
Netting of derivatives (1)	(217.5)	(227.3)
Potential future exposure on derivatives (2)	102.5	128.0
SFTs (1)	77.5	59.8
Regulatory deductions and other adjustments (3)	(1.4)	(6.6)
Undrawn commitments (4)	98.0	100.2

Leverage exposure measure	1,070.2	1,082.0

Notes:

(1)

The BCBS proposal permits some limited netting for margin received against the replacement cost of derivatives, an additional gross securities financing transaction (SFT) calculation with more restrictive netting, but possible future benefit for trades against qualifying central counterparties. The notional amounts relating to sold credit protection are included in the exposure measure, offset by longer dated bought protection on the same contracts.

(2)

Potential future exposure (PFE) on derivatives: the regulatory add-on which is calculated by assigning percentages based on the type and residual maturity of the derivatives to nominal amounts or underlying values of derivative contracts. The element of PFE relating to credit derivatives sold is removed under the BCBS 270 proposal and replaced with the credit derivative notionals on protection sold per note (1).

(3)

Regulatory deductions: to ensure consistency between the leverage ratio numerator and the denominator, regulatory items that are deducted from capital are also deducted from the leverage exposure measure.

(4)

Undrawn commitments represent regulatory add-ons relating to off-balance sheet undrawn commitments based on the credit conversion factors of 10%, 20%, 50% and 100% being applied as applicable to the commitments. Refer to the following page for further analysis.

9

Appendix 1 Capital and risk management

Leverage exposure (continued)

Derivative notionals

The table below analyses derivative notional values by product and maturity.

	<1 year	1-5 years	>5 years	Credit derivative 5% add on factor (1)	Credit derivative 10% add on factor (1)	Total
30 June 2014	£bn	£bn	£bn	£bn	£bn	£bn

Interest rate	13,522	9,781	5,758			29,061
Exchange rate	3,686	628	295			4,609
Equity	76	2	-			78
Commodities	1	-	1			2
Credit				209	69	278

Total	17,285	10,411	6,054	209	69	34,028

31 December 2013

Interest rate	10,582	16,212	8,795			35,589
Exchange rate	3,261	814	480			4,555
Equity	43	35	1			79
Commodities	-	1	1			2
Credit				189	64	253

Total	13,886	17,062	9,277	189	64	40,478

Note:

(1)	Credit derivatives receive a PFE of 5% where qualifying and 10% where non-qualifying.

Off-balance sheet items
		Ulster	Commercial	Private
	UK PBB	Bank	Banking	Banking	CIB	CFG	RCR	Centre	Total
30 June 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Unconditionally cancellable items (1)	3.1	0.1	0.5	0.1	0.7	1.7	-	-	6.2
Items with a 20% CCF	0.4	-	0.7	0.2	2.3	0.3	-	0.1	4.0
Items with a 50% CCF	6.0	1.4	12.8	1.3	37.3	6.8	0.9	2.5	69.0
Items with a 100% CCF	0.1	0.4	1.7	0.9	12.7	1.5	0.4	1.2	18.9

	9.6	1.9	15.7	2.5	53.0	10.3	1.3	3.8	98.1

31 December 2013

Unconditionally cancellable items (1)	3.1	0.2	0.4	0.1	0.7	1.7	-	-	6.2
Items with a 20% CCF	0.4	-	0.6	0.6	1.5	0.2	-	-	3.3
Items with a 50% CCF	5.8	1.0	12.5	1.0	41.9	7.1	0.7	2.7	72.7
Items with a 100% CCF	0.1	0.3	2.4	1.4	12.0	1.6	0.2	-	18.0

	9.4	1.5	15.9	3.1	56.1	10.6	0.9	2.7	100.2

Note:

(1)	Based on a 10% credit conversion factor.

10

Appendix 1 Capital and risk management

Risk-weighted assets

The table below analyses the movement in credit risk RWAs by key drivers during the half year.

	Credit risk
	Non-counterparty	Counterparty	Total
	£bn	£bn	£bn

At 1 January 2014	317.9	39.1	357.0
Foreign exchange movement	(3.8)	-	(3.8)
Business movements	(17.2)	(8.2)	(25.4)
Risk parameter changes (1)	(2.4)	-	(2.4)
Methodology changes (2)	(10.4)	5.1	(5.3)
Model updates	(1.2)	-	(1.2)
Other changes	0.4	2.6	3.0

At 30 June 2014	283.3	38.6	321.9

Modelled (3)	191.2	33.2	224.4
Non-modelled	92.1	5.4	97.5

	283.3	38.6	321.9

The table below analyses movements in market and operational risk RWAs during the half year.

	Market	Operational
	risk	risk
	£bn	£bn

At 1 January 2014	30.3	41.8
Business and market movements	(8.8)	(5.0)
Methodology changes	11.9	-

At 30 June 2014	33.4	36.8

Modelled (3)	15.9	-
Non-modelled	17.5	36.8

	33.4	36.8

Notes:

(1)	Changes in credit quality metrics of customers and counterparties such as probability of default and loss given default.
(2)	Technical adjustments and calibration of models.
(3)

Modelled refers to advanced internal ratings based (AIRB) for non-counterparty credit risk, internal model method (IMM) for counterparty credit risk, value-at-risk (VaR) and related models for market risk.

Key points

●	Business movements include exposure reductions in RCR and CIB.

●	Methodology changes include the transfer of £11.9 billion of RWAs from non-counterparty credit risk to market risk relating to trading book securitisations.

●	Operational risk is calculated on a three year average of income and the business and other movement reflects the annual recalculation.

●

Non-modelled or standardised (STD) credit risk RWAs principally comprised CFG (£56 billion); Private Banking (£10 billion); derivative and repo transactions undertaken by RBSSI, the broker-dealer; and certain securitisation exposures.

●	Increase in RWA density of bank exposures reflected the impact of CVA and AVC and those on structured entities related to RWA treatment, both relating to the implementation of CRD IV.

11

Appendix 1 Capital and risk management

Risk-weighted assets (continued)

Credit risk: RWA density

Refer to the 2013 Pillar 3 Report for details on terminology. For the majority of credit risk, RBS used the internal ratings based (IRB) approach for calculating RWAs. The standardised approach (STD) is used for certain portfolios. RWAs at 30 June 2014 are under current rules and 31 December 2013 are on a Basel 2.5 basis.

	EAD post CRM (1)			RWAs			RWA density
	AIRB	STD	Total	AIRB	STD	Total	AIRB	STD	Total
30 June 2014	£m	£m	£m	£m	£m	£m	%	%	%

Sector cluster
Sovereign
Central banks	41,702	46,390	88,092	2,180	127	2,307	5	-	3
Central government	16,860	8,522	25,382	2,435	7	2,442	14	-	10
Other sovereign	5,012	5,749	10,761	1,267	197	1,464	25	3	14

Total sovereign	63,574	60,661	124,235	5,882	331	6,213	9	1	5

Financial institutions (FI)
Banks	41,416	2,571	43,987	20,995	621	21,616	51	24	49
Other FI (2)	48,063	23,977	72,040	19,043	10,085	29,128	40	42	40
SEs (3)	19,320	3,271	22,591	11,245	5,561	16,806	58	170	74

Total FI	108,799	29,819	138,618	51,283	16,267	67,550	47	55	49

Corporates
Property
- Western Europe
- UK	49,501	3,388	52,889	24,963	3,154	28,117	50	93	53
- Ireland	8,907	46	8,953	1,705	43	1,748	19	93	20
- Other	6,385	123	6,508	3,461	105	3,566	54	85	55
- US	1,687	6,643	8,330	890	6,653	7,543	53	100	91
- RoW	3,525	271	3,796	2,272	223	2,495	64	82	66

Total property	70,005	10,471	80,476	33,291	10,178	43,469	48	97	54
Natural resources	36,955	2,891	39,846	15,840	2,564	18,404	43	89	46
Transport	32,053	3,335	35,388	18,466	3,168	21,634	58	95	61
Manufacturing	29,979	7,787	37,766	12,909	7,626	20,535	43	98	54
Retail and leisure	26,637	7,906	34,543	16,008	7,894	23,902	60	100	69
Services	23,991	8,232	32,223	14,319	8,232	22,551	60	100	70
TMT (4)	14,868	2,249	17,117	7,849	2,230	10,079	53	99	59

Total corporates	234,488	42,871	277,359	118,682	41,892	160,574	51	98	58

Personal
Mortgages
- Western Europe
- UK	113,427	7,716	121,143	13,554	3,031	16,585	12	39	14
- Ireland	16,279	37	16,316	15,609	16	15,625	96	43	96
- Other	227	335	562	22	128	150	10	38	27
- US	132	18,999	19,131	13	9,430	9,443	10	50	49
- RoW	439	540	979	51	206	257	12	38	26

Total mortgages	130,504	27,627	158,131	29,249	12,811	42,060	22	46	27
Other personal	32,338	14,537	46,875	14,226	10,715	24,941	44	74	53

Total personal	162,842	42,164	205,006	43,475	23,526	67,001	27	56	33
Other items	5,484	16,468	21,952	4,095	16,486	20,581	75	100	94

Total	575,187	191,983	767,170	223,417	98,502	321,919	39	51	42

For the notes to this table refer to the following page.

12

Appendix 1 Capital and risk management

Risk-weighted assets: Credit risk: RWA density (continued)

	EAD post CRM (1)			RWAs			RWA density
	AIRB	STD	Total	AIRB	STD	Total	AIRB	STD	Total
31 December 2013	£m	£m	£m	£m	£m	£m	%	%	%

Sector cluster
Sovereign
Central banks	34,809	59,351	94,160	1,289	180	1,469	4	-	2
Central government	17,940	8,401	26,341	2,418	30	2,448	13	-	9
Other sovereign	5,323	5,525	10,848	1,451	149	1,600	27	3	15

Total sovereign	58,072	73,277	131,349	5,158	359	5,517	9	-	4

Financial institutions (FI)
Banks	37,718	2,769	40,487	11,922	689	12,611	32	25	31
Other FI (2)	43,460	14,033	57,493	16,391	7,940	24,331	38	57	42
SEs (3)	21,564	2,523	24,087	5,827	2,189	8,016	27	87	33

Total FI	102,742	19,325	122,067	34,140	10,818	44,958	33	56	37

Corporates
Property
- Western Europe
- UK	50,250	2,771	53,021	27,904	2,461	30,365	56	89	57
- Ireland	10,338	107	10,445	3,087	136	3,223	30	127	31
- Other	8,764	143	8,907	4,937	130	5,067	56	91	57
- US	1,126	6,527	7,653	600	6,272	6,872	53	96	90
- RoW	3,579	317	3,896	2,817	253	3,070	79	80	79

Total property	74,057	9,865	83,922	39,345	9,252	48,597	53	94	58
Natural resources	29,403	2,826	32,229	15,586	2,435	18,021	53	86	56
Transport	31,677	3,024	34,701	21,678	2,709	24,387	68	90	70
Manufacturing	24,649	7,775	32,424	13,607	7,599	21,206	55	98	65
Retail and leisure	23,974	7,744	31,718	18,302	7,591	25,893	76	98	82
Services	22,716	8,757	31,473	15,972	8,382	24,354	70	96	77
TMT (4)	13,550	2,222	15,772	8,470	2,198	10,668	63	99	68

Total corporates	220,026	42,213	262,239	132,960	40,166	173,126	60	95	66

Personal
Mortgages
- Western Europe
- UK	110,470	7,841	118,311	14,412	3,267	17,679	13	42	15
- Ireland	17,148	33	17,181	16,108	12	16,120	94	36	94
- Other	202	507	709	25	202	227	12	40	32
- US	121	19,717	19,838	15	9,756	9,771	12	49	49
- RoW	396	242	638	50	107	157	13	44	25

Total mortgages	128,337	28,340	156,677	30,610	13,344	43,954	24	47	28
Other personal	33,358	14,521	47,879	15,286	10,703	25,989	46	74	54

Total personal	161,695	42,861	204,556	45,896	24,047	69,943	28	56	34
Other items	4,756	19,189	23,945	4,061	15,798	19,859	85	82	83

Total	547,291	196,865	744,156	222,215	91,188	313,403	41	46	42

Notes:

(1)	Exposure at default post credit risk mitigation.
(2)	Non-bank financial institutions, such as US agencies, insurance companies, pension funds, hedge and leverage funds, broker-dealers and non-bank subsidiaries of banks.
(3)	Structured entities primarily relate to securitisation related vehicles.
(4)	Telecommunications, media and technology.

13

Appendix 1 Capital and risk management

Liquidity and funding risk

Liquidity and funding risk is the risk that the Group is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as they fall due. The risk arises through the maturity transformation role that banks play and is dependent on company specific factors such as: maturity profile, composition of sources and uses of funding, the quality and size of the liquidity portfolio as well as broader factors, such as wholesale market conditions and depositor and investor behaviour. For a description of the liquidity and funding risk framework, governance and basis of preparation refer to the Risk and balance sheet management section of the Group’s  2013 Annual Report on Form 20-F.

Overview

●	The liquidity position remains strong: the liquidity portfolio of £138 billion at 30 June 2014 covered short-term wholesale funding (STWF) four times.

●

Liquid assets decreased by £8 billion mainly driven by a targeted decrease in financial institution deposits in Q1, partly offset by additional low-cost secondary liquidity. Average liquid asset balances were down in Q2 compared with Q1 reflecting proactive management of excess liquidity whilst retaining a prudent coverage of potential outflows.

●	The loan:deposit ratio increased by 200 basis points to 96% from 94% at 31 December 2013 reflecting continued focus on reducing excess funding.

●	STWF increased marginally to £33.6 billion mainly reflecting the upcoming redemption of trust preferred securities and large term debt deals falling into the less than 1 year to maturity bucket.

14

Appendix 1 Capital and risk management

Liquidity risk

Liquidity and related metrics

The table below sets out the key liquidity and related metrics monitored by the Group.

	30 June	31 March	31 December
	2014	2014	2013
	%	%	%

Stressed outflow coverage (1)	178	165	145
Liquidity coverage ratio (LCR) (2)	104	103	102
Net stable funding ratio (NSFR) (3)	111	110	118

Notes:

(1)

RBS’s liquidity risk appetite is based on the Individual Liquidity Adequacy Assessment (ILAA) which is measured by reference to the liquidity portfolio as a percentage of stressed liquidity outflows under the worst of three severe stress scenarios; a market-wide stress, an idiosyncratic stress and a combination of both. Liquidity risk adequacy is determined by the surplus of liquid assets over three month stressed outflows under the worst case stress. This assessment is performed in accordance with PRA guidance.

(2)

In January 2013, the BCBS published its final guidance for calculating LCR which is currently expected to come into effect from January 2015 on a phased basis. Pending the finalisation of the LCR rules within the EU, RBS monitors the LCR based on its own interpretations of current guidance available for EU LCR reporting. Therefore, the reported LCR will change over time with regulatory developments. Due to differences in interpretation of the rules RBS’s ratio may not be comparable with those of other financial institutions.

(3)

The NSFR for all periods has been calculated using RBS’s current interpretations of the existing rules relating to various BCBS guidance to date. Ratios for 31 March 2014 and 31 December 2013 have been revised accordingly. BCBS is expected to issue revised guidance on the NSFR towards the end of 2014 or early 2015.

Liquidity portfolio

The table below shows RBS’s liquidity portfolio by product, liquidity value and carrying value. Liquidity value is lower than carrying value as it is stated after discounts applied by the Bank of England and other central banks to instruments, within the secondary liquidity portfolio, eligible for discounting.

	Liquidity value
	Period end				Average
	UK DLG (1)	CFG	Other	Total	Quarter	H1 2014
30 June 2014	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	58,823	2,533	1,825	63,181	59,974	62,723
Central and local government bonds
AAA rated governments	5,583	2	-	5,585	4,241	3,527
AA- to AA+ rated governments and US agencies	5,622	6,224	-	11,846	10,701	11,155

	11,205	6,226	-	17,431	14,942	14,682

Primary liquidity	70,028	8,759	1,825	80,612	74,916	77,405
Secondary liquidity (2)	54,928	934	1,597	57,459	53,420	53,986

Total liquidity value	124,956	9,693	3,422	138,071	128,336	131,391

Total carrying value	160,357	10,236	2,741	173,334

For the notes to this table refer to the following page.

15

Appendix 1 Capital and risk management

Liquidity risk (continued)

Liquidity portfolio (continued)

	Liquidity value
	Period end				Average
	UK
	DLG (1)	CFG	Other	Total	Quarter	Year
31 December 2013	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	71,121	824	2,417	74,362	76,242	80,933
Central and local government bonds
AAA rated governments and US agencies	3,320	-	-	3,320	3,059	5,149
AA- to AA+ rated governments	5,822	6,369	96	12,287	13,429	12,423
Below AA rated governments	-	-	-	-	-	151
Local government	-	-	-	-	7	148

	9,142	6,369	96	15,607	16,495	17,871
Treasury bills	-	-	-	-	6	395

Primary liquidity	80,263	7,193	2,513	89,969	92,743	99,199
Secondary liquidity (2)	48,718	4,968	2,411	56,097	56,869	56,589

Total liquidity value	128,981	12,161	4,924	146,066	149,612	155,788

Total carrying value	159,743	17,520	6,970	184,233

The table below shows the currency split of the liquidity portfolio.

Total liquidity portfolio	GBP	USD	EUR	Other	Total
	£m	£m	£m	£m	£m

30 June 2014	91,073	33,028	12,579	1,391	138,071
31 December 2013	100,849	33,365	10,364	1,488	146,066

Notes:

(1)

The PRA regulated UK Defined Liquidity Group (UK DLG) comprises the RBS’s five licensed deposit taking UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Company and Adam & Company. In addition, certain of the Group's significant operating subsidiaries - RBS N.V., Citizens Financial Group Inc. and Ulster Bank Ireland Limited - hold liquidity portfolios of liquid assets that comply with local regulations that may differ from PRA rules.

(2)	Includes assets eligible for discounting at the Bank of England and other central banks.

16

Appendix 1 Capital and risk management

Funding risk

The composition of RBS’s balance sheet is a function of the broad array of product offerings and diverse markets served by its core divisions. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise the liquidity profile, while ensuring adequate coverage of all cash requirements under extreme stress conditions.

	Short-term wholesale		Total wholesale		Net inter-bank
	funding (1)		funding		funding (2)
	Excluding	Including	Excluding	Including	Deposits	Loans (3)	Net
	derivative	derivative	derivative	derivative			inter-bank
	collateral	collateral	collateral	collateral			funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

30 June 2014	33.6	55.1	101.6	123.1	17.7	(19.3)	(1.6)
31 March 2014	31.0	50.8	101.5	121.3	15.6	(18.1)	(2.5)
31 December 2013	32.4	51.5	108.1	127.2	16.2	(17.3)	(1.1)
30 September 2013	34.6	55.1	113.6	134.1	18.1	(16.6)	1.5
30 June 2013	36.7	58.9	129.4	151.5	23.1	(17.1)	6.0

Notes:

(1)	Short-term wholesale funding is funding with a residual maturity of less than one year.
(2)	Excludes derivative cash collateral.
(3)	Principally short-term balances.

Funding sources
The table below shows RBS’s principal funding sources excluding repurchase agreements (repos).

	30 June 2014			31 December 2013
	Short-term	Long-term		Short-term	Long-term
	less than	more than	Total	less than	more than	Total
	1 year	1 year		1 year	1 year
	£m	£m	£m	£m	£m	£m

Deposits by banks
derivative cash collateral	21,430	-	21,430	19,086	-	19,086
other deposits	16,544	1,205	17,749	14,553	1,690	16,243

	37,974	1,205	39,179	33,639	1,690	35,329
Debt securities in issue
commercial paper	1,091	-	1,091	1,583	-	1,583
certificates of deposit	1,751	97	1,848	2,212	65	2,277
medium-term notes	8,083	32,552	40,635	10,385	36,779	47,164
covered bonds	1,780	7,039	8,819	1,853	7,188	9,041
securitisations	511	6,183	6,694	514	7,240	7,754

	13,216	45,871	59,087	16,547	51,272	67,819
Subordinated liabilities	3,885	20,924	24,809	1,350	22,662	24,012

Notes issued	17,101	66,795	83,896	17,897	73,934	91,831

Wholesale funding	55,075	68,000	123,075	51,536	75,624	127,160

Customer deposits
derivative cash collateral (1)	6,469	-	6,469	7,082	-	7,082
financial institution deposits	47,029	2,038	49,067	44,621	2,265	46,886
personal deposits	180,024	6,089	186,113	183,799	8,115	191,914
corporate deposits	156,451	3,157	159,608	167,100	4,687	171,787

Total customer deposits	389,973	11,284	401,257	402,602	15,067	417,669

Total funding excluding repos	445,048	79,284	524,332	454,138	90,691	544,829

Note:

(1)	Cash collateral includes £5,720 million (31 December 2013 - £6,720 million) from financial institutions.

17

Appendix 1 Capital and risk management

Funding risk (continued)

Total funding by currency

	GBP	USD	EUR	Other	Total
30 June 2014	£m	£m	£m	£m	£m

Deposits by banks	6,830	10,808	19,300	2,241	39,179
Debt securities in issue
- commercial paper	3	573	486	29	1,091
- certificates of deposit	494	1,116	237	1	1,848
- medium-term notes	5,287	10,319	20,285	4,744	40,635
- covered bonds	983	-	7,836	-	8,819
- securitisations	1,830	2,090	2,774	-	6,694
Subordinated liabilities	1,792	13,604	7,202	2,211	24,809

Wholesale funding	17,219	38,510	58,120	9,226	123,075
% of wholesale funding	14%	31%	47%	8%	100%
Customer deposits	271,438	79,877	40,137	9,805	401,257

Total funding excluding repos	288,657	118,387	98,257	19,031	524,332

% of total funding	55%	22%	19%	4%	100%

31 December 2013

Deposits by banks	7,418	8,337	17,004	2,570	35,329
Debt securities in issue
- commercial paper	4	897	682	-	1,583
- certificates of deposit	336	1,411	476	54	2,277
- medium-term notes	6,353	11,068	23,218	6,525	47,164
- covered bonds	984	-	8,057	-	9,041
- securitisations	1,897	2,748	3,109	-	7,754
Subordinated liabilities	1,857	10,502	8,984	2,669	24,012

Wholesale funding	18,849	34,963	61,530	11,818	127,160
% of wholesale funding	15%	28%	48%	9%	100%
Customer deposits	272,304	86,727	49,116	9,522	417,669

Total funding excluding repos	291,153	121,690	110,646	21,340	544,829

% of total funding	54%	22%	20%	4%	100%

Repos
The table below analyses RBS’s repos by counterparty type.

	30 June	31 December
	2014	2013
	£m	£m

Financial institutions
- central and other banks	31,722	28,650
- other financial institutions	44,325	52,945
Corporate	7,215	3,539

	83,262	85,134

18

Appendix 1 Capital and risk management

Funding risk (continued)

Segment loan:deposit ratios and funding surplus

The table below shows loans, deposits, loan:deposit ratios (LDR) and customer funding surplus/(gap) by reporting segment.

	30 June 2014				31 December 2013
				Funding				Funding
	Loans (1)	Deposits (2)	LDR	surplus/(gap)	Loans (1)	Deposits (2)	LDR	surplus/(gap)
	£m	£m	%	£m	£m	£m	%	£m

UK PBB	126,422	145,971	87	19,549	124,828	144,841	86	20,013
Ulster Bank	22,423	20,688	108	(1,735)	26,068	21,651	120	(4,417)

PBB	148,845	166,659	89	17,814	150,896	166,492	91	15,596

Commercial Banking	83,980	87,987	95	4,007	83,454	90,883	92	7,429
Private Banking	16,525	35,890	46	19,365	16,644	37,173	45	20,529

CPB	100,505	123,877	81	23,372	100,098	128,056	78	27,958

CIB	68,978	55,492	124	(13,486)	68,148	64,734	105	(3,414)
Central items	844	1,002	84	158	289	1,081	27	792
CFG	51,722	52,923	98	1,201	50,279	55,118	91	4,839
RCR	15,658	1,304	nm	(14,354)	n/a	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	n/a	22,880	2,188	nm	(20,692)

	386,552	401,257	96	14,705	392,590	417,669	94	25,079

nm = not meaningful

Notes:

(1)	Excludes reverse repo agreements and net of impairment provisions.
(2)	Excludes repo agreements.

£154 billion (or 38%) of the customer deposits included above are insured through the UK Financial Services Compensation Scheme, US Federal Deposit Insurance Corporation scheme and other similar schemes. Of the personal and corporate deposits above, 54% relate to personal customers.

Encumbrance

RBS’s encumbrance ratios are set out below.

In general encumbrance ratios decreased marginally reflecting the balance sheet structure.

Encumbrance ratios	30 June	31 December
	2014	2013
	%	%

Total	16	17
Excluding balances relating to derivatives transactions	17	19
Excluding balances relating to derivative and securities financing transactions	11	11

19

Appendix 1 Capital and risk management

Balance sheet encumbrance

	Encumbered assets relating to:							Unencumbered
	Debt securities in issue		Other secured liabilities			Total	Encumbered	Readily realisable (3)
	Securitisations	Covered			Secured	encumbered	assets as a	Liquidity		Other (4)	Cannot be (5)
	and conduits	bonds	Derivatives	Repos	balances (1)	assets (2)	% of related	portfolio	Other	realisable	encumbered	Total
30 June 2014	£bn	£bn	£bn	£bn	£bn	£bn	assets	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	-	-	-	-	2.1	2.1	3	61.1	5.5	-	-	68.7
Loans and advances to banks	4.8	0.3	9.7	-	0.3	15.1	52	2.1	7.9	3.8	-	28.9
Loans and advances to customers
- UK residential mortgages	13.2	14.9	-	-	-	28.1	25	67.9	7.9	8.1	-	112.0
- Irish residential mortgages	8.9	-	-	-	1.0	9.9	69	-	4.3	-	0.1	14.3
- US residential mortgages	-	-	-	-	10.4	10.4	55	1.4	-	0.4	6.8	19.0
- UK credit cards	3.0	-	-	-	-	3.0	55	-	2.3	0.2	-	5.5
- UK personal loans	3.4	-	-	-	-	3.4	37	-	3.0	2.8	-	9.2
- other	7.6	-	17.1	-	1.0	25.7	11	7.5	13.5	138.4	41.5	226.6
Reverse repurchase agreements
and stock borrowing	-	-	-	-	-	-	-	-	-	-	81.7	81.7
Debt securities	0.3	-	7.4	44.9	2.6	55.2	49	15.8	40.1	1.4	0.3	112.8
Equity shares	-	-	0.2	5.1	-	5.3	68	-	1.0	0.3	1.2	7.8
Settlement balances	-	-	-	-	-	-	-	-	-	-	19.7	19.7
Derivatives	-	-	-	-	-	-	-	-	-	-	274.9	274.9
Intangible assets	-	-	-	-	-	-	-	-	-	-	12.2	12.2
Property, plant and equipment	-	-	-	-	0.3	0.3	4	-	-	5.5	1.3	7.1
Deferred tax	-	-	-	-	-	-	-	-	-	-	3.1	3.1
Prepayments, accrued income and other assets	-	-	-	-	-	-	-	-	-	-	7.4	7.4
Assets of disposal groups	-	-	-	-	-	-	-	-	-	-	0.2	0.2

	41.2	15.2	34.4	50.0	17.7	158.5		155.8	85.5	160.9	450.4	1,011.1
Securities retained								17.5

Total liquidity portfolio								173.3

Liabilities secured
Intra-Group - secondary liquidity	(16.4)	-	-	-	-	(16.4)
Intra-Group - other	(14.5)	-	-	-	-	(14.5)
Third-party (6)	(6.7)	(8.8)	(34.4)	(83.3)	(10.4)	(143.6)

	(37.6)	(8.8)	(34.4)	(83.3)	(10.4)	(174.5)

For the notes to this table refer to page 22.

20

Appendix 1 Capital and risk management

Balance sheet encumbrance (continued)

	Encumbered assets relating to:							Unencumbered
	Debt securities in issue		Other secured liabilities			Total	Encumbered	Readily realisable (3)
	Securitisations	Covered			Secured	encumbered	assets as a	Liquidity		Other (4)	Cannot be (5)
	and conduits	bonds	Derivatives	Repos	balances (1)	assets (2)	% of related	portfolio	Other	realisable	encumbered	Total
31 December 2013	£bn	£bn	£bn	£bn	£bn	£bn	assets	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	-	-	-	-	-	-	-	74.3	8.4	-	-	82.7
Loans and advances to banks	5.8	0.5	10.3	-	-	16.6	60	0.1	10.9	-	-	27.6
Loans and advances to customers
- UK residential mortgages	14.6	16.2	-	-	-	30.8	28	60.8	18.6	-	-	110.2
- Irish residential mortgages	9.3	-	-	-	1.2	10.5	70	0.7	3.8	-	0.1	15.1
- US residential mortgages	-	-	-	-	3.5	3.5	18	9.5	6.7	-	-	19.7
- UK credit cards	3.4	-	-	-	-	3.4	52	-	3.1	-	-	6.5
- UK personal loans	3.4	-	-	-	-	3.4	38	-	5.5	-	-	8.9
- other	13.5	-	18.1	-	0.8	32.4	14	4.4	9.6	175.6	10.2	232.2
Reverse repurchase agreements
and stock borrowing	-	-	-	-	-	-	-	-	-	-	76.5	76.5
Debt securities	0.9	-	5.5	55.6	2.7	64.7	57	17.0	31.9	-	-	113.6
Equity shares	-	-	0.5	5.3	-	5.8	66	-	3.0	-	-	8.8
Settlement balances	-	-	-	-	-	-	-	-	-	-	5.5	5.5
Derivatives	-	-	-	-	-	-	-	-	-	-	288.0	288.0
Intangible assets	-	-	-	-	-	-	-	-	-	-	12.4	12.4
Property, plant and equipment	-	-	-	-	0.4	0.4	5	-	-	7.5	-	7.9
Deferred tax	-	-	-	-	-	-	-	-	-	-	3.5	3.5
Prepayments, accrued income and other assets	-	-	-	-	-	-	-	-	-	-	8.6	8.6
Assets of disposal groups	-	-	-	-	-	-	-	-	-	-	0.2	0.2

	50.9	16.7	34.4	60.9	8.6	171.5		166.8	101.5	183.1	405.0	1,027.9
Securities retained								17.4

Total liquidity portfolio								184.2

Liabilities secured
Intra-Group - secondary liquidity	(19.1)	-	-	-	-	(19.1)
Intra-Group - other	(18.4)	-	-	-	-	(18.4)
Third-party (6)	(7.8)	(9.0)	(34.4)	(85.1)	(6.0)	(142.3)

	(45.3)	(9.0)	(34.4)	(85.1)	(6.0)	(179.8)

For the notes to this table refer to the following page.

21

Appendix 1 Capital and risk management

Balance sheet encumbrance (continued)

Notes:

(1)	Includes cash, coin and nostro balance held with the Bank of England as collateral against notes in circulation.
(2)	Encumbered assets are those that have been pledged to provide security for the liability shown above and are therefore not available to secure funding or to meet other collateral needs.
(3)	Unencumbered readily realisable assets are those assets on the balance sheet that can be readily used to meet funding or collateral requirements and comprise:

(a) Liquidity portfolio: cash balances at central banks, high quality debt securities and loans that have been pre-positioned with central banks. In addition, the liquidity portfolio includes securitisations of own assets which has reduced over the years and has been replaced by loans.

(b) Other readily realisable assets: including assets that have been enabled for use with central banks; and unencumbered debt securities.
(4)

Unencumbered other realisable assets are those assets on the balance sheet that are available for funding and collateral purposes but are not readily realisable in their current form. These assets include loans that could be prepositioned with central banks but have not been subject to internal and external documentation review and diligence work.

(5)	Assets that cannot be encumbered include:
(a) derivatives, reverse repurchase agreements and trading related settlement balances.
(b) non-financial assets such as intangibles, prepayments and deferred tax.
(c) assets in disposal groups.
(d) loans that cannot be pre-positioned with central banks based on criteria set by the central banks, primary US, including those relating to date of origination and level of documentation.
(e) non-recourse invoice financing balances and certain shipping loans whose terms and structure prohibit their use as collateral.
(6)

In accordance with market practice RBS employs securities recognised on the balance sheet, and securities received under reverse repo transactions as collateral for repos. Secured derivative liabilities now reflect net positions that are collateralised by balance sheet assets.

22

Appendix 1 Capital and risk management

Credit risk

Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts. For a description of the bank’s credit risk framework, governance, policies and methodologies refer to the Risk and balance sheet management - Credit risk section - of the Group’s  2013 Annual Report on Form 20-F.

Financial assets

Exposure summary

The table below analyses financial asset exposures, both gross and net of offset arrangements as well as credit mitigation and enhancement.

					Collateral					Exposure post
	Gross	IFRS	Carrying	Non-IFRS			Real estate		Credit	credit mitigation
	exposure	offset (1)	value (2)	offset (3)	Cash (4)	Securities (5)	Residential (6)	Commercial (6)	enhancement (7)	and enhancement
30 June 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	68.7	-	68.7	-	-	-	-	-	-	68.7
Lending	419.3	(3.8)	415.5	(35.5)	(1.8)	(3.2)	(146.0)	(61.2)	(4.8)	163.0
Reverse repos	133.9	(52.2)	81.7	(7.2)	-	(74.4)	-	-	-	0.1
Debt securities	112.8	-	112.8	-	-	-	-	-	(0.7)	112.1
Equity shares	7.8	-	7.8	-	-	-	-	-	-	7.8
Settlement balances	24.2	(4.5)	19.7	-	-	-	-	-	-	19.7
Derivatives	461.5	(186.6)	274.9	(227.6)	(26.4)	(4.9)	-	-	(15.1)	0.9

Total	1,228.2	(247.1)	981.1	(270.3)	(28.2)	(82.5)	(146.0)	(61.2)	(20.6)	372.3
Short positions	(39.0)	-	(39.0)	-	-	-	-	-	-	(39.0)

Net of short positions	1,189.2	(247.1)	942.1	(270.3)	(28.2)	(82.5)	(146.0)	(61.2)	(20.6)	333.3

For the notes to this table refer to the following page.

23

Appendix 1 Capital and risk management

Financial assets (continued)

					Collateral					Exposure post
	Gross	IFRS	Carrying	Non-IFRS			Real estate		Credit	credit mitigation
	exposure	offset (1)	value (2)	offset (3)	Cash (4)	Securities (5)	Residential (6)	Commercial (6)	enhancement (7)	and enhancement
31 December 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	82.7	-	82.7	-	-	-	-	-	-	82.7
Lending	423.6	(3.4)	420.2	(37.2)	(1.6)	(2.7)	(145.4)	(60.0)	(3.9)	169.4
Reverse repos	117.2	(40.7)	76.5	(11.4)	-	(65.0)	-	-	-	0.1
Debt securities	113.6	-	113.6	-	-	-	-	-	(1.3)	112.3
Equity shares	8.8	-	8.8	-	-	-	-	-	-	8.8
Settlement balances	8.2	(2.7)	5.5	(0.3)	-	-	-	-	-	5.2
Derivatives	553.7	(265.7)	288.0	(241.3)	(24.4)	(6.0)	-	-	(7.3)	9.0

Total	1,307.8	(312.5)	995.3	(290.2)	(26.0)	(73.7)	(145.4)	(60.0)	(12.5)	387.5
Short positions	(28.0)	-	(28.0)	-	-	-	-	-	-	(28.0)

Net of short positions	1,279.8	(312.5)	967.3	(290.2)	(26.0)	(73.7)	(145.4)	(60.0)	(12.5)	359.5

Notes:

(1)

Relates to offset arrangements that comply with IFRS criteria and transactions cleared through and novated to central clearing houses, primarily London Clearing House and US Government Securities Clearing Corporation.

(2)	The carrying value on the balance sheet represents the exposure to credit risk by class of financial instrument.
(3)

Balance sheet offset reflects the amounts by which the bank’s credit risk is reduced through master netting and cash management pooling arrangements. Derivative master netting agreements include cash pledged with counterparties in respect of net derivative liability positions and are included in lending in the table above.

(4)	Includes cash collateral pledged by counterparties based on daily mark-to-market movements of net derivative positions with the counterparty.
(5)	Securities collateral represent the fair value of securities received from counterparties, mainly relating to reverse repo transactions as part of netting arrangements.
(6)

Property valuations are capped at the loan value and reflect the application of haircuts in line with regulatory rules to indexed valuations. Commercial collateral includes ships and plant and equipment collateral.

(7)	Credit enhancement comprises credit derivatives (bought protection) and guarantees and reflects notional amounts less fair value and notional amounts respectively.

Key points

●	The major components of net exposures are cash and balances at central banks, unsecured commercial, corporate and bank loans, debt securities and short-term settlement balances.
●	Of the £112 billion of debt securities, £34 billion are asset-backed but underlying collateral is not reflected above as the bank only has access to cashflows from the collateral.

24

Appendix 1 Capital and risk management

Financial assets (continued)

Asset quality

The table below analyses the bank’s financial assets excluding debt securities by internal asset quality (AQ) ratings. Debt securities are analysed by external ratings and are therefore excluded from the table below and are set out on page 33.

		Loans and advances
		Banks (1)				Customers				Settlement
	Cash and		Derivative				Derivative			balances and
	balances at	Reverse	cash	Bank		Reverse	cash	Customer		other financial			Contingent
	central banks	repos	collateral	loans	Total	repos	collateral	loans	Total	assets	Derivatives	Commitments	liabilities	Total	Total
30 June 2014	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%

Total
AQ1	66,802	7,614	1,976	4,063	13,653	34,525	9,982	39,075	83,582	7,028	65,652	68,390	8,810	313,917	28.5
AQ2	-	5,097	3,949	1,126	10,172	69	1,630	18,475	20,174	748	61,994	19,148	1,745	113,981	10.4
AQ3	1,542	2,952	1,728	4,492	9,172	5,182	3,314	28,596	37,092	3,476	93,223	26,781	7,086	178,372	16.2
AQ4	321	9,636	1,571	7,567	18,774	8,483	1,677	114,339	124,499	5,358	42,919	39,446	3,807	235,124	21.4
AQ5	3	1,484	361	1,298	3,143	4,441	442	67,179	72,062	1,314	7,269	35,442	2,299	121,532	11.1
AQ6	-	815	42	150	1,007	189	27	38,141	38,357	244	2,265	11,256	1,046	54,175	4.9
AQ7	-	565	21	189	775	653	36	29,124	29,813	112	550	9,760	830	41,840	3.8
AQ8	2	-	1	54	55	-	6	7,059	7,065	-	486	779	97	8,484	0.8
AQ9	-	-	5	316	321	-	1	9,544	9,545	31	91	998	260	11,246	1.0
AQ10	-	-	-	-	-	-	-	919	919	9	457	1,027	114	2,526	0.2
Past due	-	-	-	-	-	-	-	7,141	7,141	1,362	-	-	-	8,503	0.8
Impaired	-	-	-	60	60	-	-	32,241	32,241	-	-	-	-	32,301	2.9
Impairment
provision	-	-	-	(50)	(50)	-	-	(22,396)	(22,396)	-	-	-	-	(22,446)	(2.0)

	68,670	28,163	9,654	19,265	57,082	53,542	17,115	369,437	440,094	19,682	274,906	213,027	26,094	1,099,555	100

For the note to this table refer to the following page.

25

Appendix 1 Capital and risk management

Financial assets: Asset quality (continued)

		Loans and advances
		Banks (1)				Customers				Settlement
	Cash and		Derivative				Derivative			balances and
	balances at	Reverse	cash	Bank		Reverse	cash	Customer		other financial			Contingent
	central banks	repos	collateral	loans	Total	repos	collateral	loans	Total	assets	Derivatives	Commitments	liabilities	Total	Total
31 December 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%

Total
AQ1	80,305	5,885	2,043	6,039	13,967	30,233	10,042	34,395	74,670	2,707	71,497	64,453	6,739	314,338	28.2
AQ2	1	4,744	4,930	672	10,346	996	1,899	17,695	20,590	192	69,949	28,717	2,940	132,735	11.9
AQ3	1,873	2,164	1,502	2,347	6,013	1,857	3,796	29,364	35,017	746	94,678	23,126	7,057	168,510	15.1
AQ4	479	9,864	1,451	7,031	18,346	10,642	1,894	99,258	111,794	470	39,157	40,984	4,430	215,660	19.3
AQ5	-	1,776	416	662	2,854	5,403	297	77,045	82,745	717	8,826	33,507	2,087	130,736	11.7
AQ6	-	1,823	1	157	1,981	82	38	39,324	39,444	59	1,487	14,138	1,426	58,535	5.3
AQ7	-	301	-	237	538	684	50	30,279	31,013	22	978	7,437	918	40,906	3.7
AQ8	3	-	-	48	48	-	10	8,482	8,492	58	132	1,183	119	10,035	0.9
AQ9	-	-	-	34	34	-	41	16,944	16,985	-	641	1,020	317	18,997	1.7
AQ10	-	-	-	-	-	-	-	730	730	-	695	1,274	137	2,836	0.3
Past due	-	-	-	-	-	-	-	9,068	9,068	620	-	-	-	9,688	0.9
Impaired	-	-	-	70	70	-	-	37,101	37,101	-	-	-	-	37,171	3.3
Impairment
provision	-	-	-	(63)	(63)	-	-	(25,162)	(25,162)	-	-	-	-	(25,225)	(2.3)

	82,661	26,557	10,343	17,234	54,134	49,897	18,067	374,523	442,487	5,591	288,040	215,839	26,170	1,114,922	100

Note:

(1)	Excludes items in the course of collection from other banks of £1,523 million (31 December 2013 - £1,454 million).

26

Appendix 1 Capital and risk management

Financial assets: Asset quality (continued)

Key points

●

Overall asset quality improved slightly with AQ1-AQ4 (investment grade of BBB- or above) increasing from 75% at 31 December 2013 to 77% at 30 June 2014 reflecting improving credit conditions and disposals and run-down in RCR.

●	Cash and balances at central banks decreased £14.0 billion reflecting the management of surplus liquidity.

●

Asset quality trends improved with loans to banks and customers rated AQ1 (equivalent to AA or above) up by £3 billion. Recalibration of retail and business banking models using updated data trends from the last three years resulted in a significant upward shift between AQ5 and below to AQ4.

●	Gross derivatives decreased 5% to £274.9 billion with the proportion AQ1-AQ4 stable at 96%.

●	Past due loans decreased £1.1 billion or 11% driven mainly by CFG (£1.0 billion) and a decrease in Ulster Bank (£0.3 billion) reflecting increased work with customers in arrears.

●	Loan impairment provisions decreased £2.8 billion mainly in relation to RCR disposals and run-off (£2.0 billion).

27

Appendix 1 Capital and risk management

Loans and related credit metrics

The tables below analyse gross loans and advances (excluding reverse repos) and the related credit metrics by business unit.

					Credit metrics
	Gross loans to		REIL	Provisions	REIL as a %
					of gross	Provisions	Year-to-date
					loans to	as a %	Impairment	Amounts
	Banks	Customers			customers	of REIL	charge	written-off
30 June 2014	£m	£m	£m	£m	%	%	£m	£m

UK PBB	900	129,243	4,278	2,821	3.3	66	148	407
Ulster Bank	3,036	25,708	4,861	3,285	18.9	68	57	33

PBB	3,936	154,951	9,139	6,106	5.9	67	205	440

Commercial Banking	861	85,142	2,860	1,162	3.4	41	31	201
Private Banking	1,426	16,618	239	93	1.4	39	-	24

CPB	2,287	101,760	3,099	1,255	3.0	40	31	225

CIB	19,405	69,154	105	177	0.2	nm	(36)	-
Centre	2,513	848	3	3	0.4	nm	(12)	56
CFG	277	52,221	1,307	500	2.5	38	102	147
RCR	551	30,014	20,428	14,405	68.1	71	(19)	1,619

RBS	28,969	408,948	34,081	22,446	8.3	66	271	2,487

31 December 2013

UK PBB	760	127,781	4,663	2,957	3.6	63	497	967
Ulster Bank	591	31,446	8,466	5,378	26.9	64	1,774	277

PBB	1,351	159,227	13,129	8,335	8.2	63	2,271	1,244

Commercial Banking	701	85,071	4,276	1,617	5.0	38	652	587
Private Banking	1,531	16,764	277	120	1.7	43	29	15

CPB	2,232	101,835	4,553	1,737	4.5	38	681	602

CIB	20,550	69,080	1,661	976	2.4	59	598	360

Centre	2,670	341	1	66	0.3	nm	65	-
CFG	406	50,551	1,034	272	2.0	26	151	284
Non-Core	431	36,718	19,014	13,839	51.8	73	4,646	1,856

RBS	27,640	417,752	39,392	25,225	9.4	64	8,412	4,346

28

Appendix 1 Capital and risk management

Loans and related credit metrics (continued)

Key points

●

Gross loans and advances to customers decreased by £8.8 billion or 2% to £408.9 billion; excluding the impact of foreign exchange the movement was £6.3 billion mainly driven by disposals and run off in RCR. REIL fell by 13% to £34.1 billion. Provision coverage strengthened to 66% compared with 64% at the end of 2013 and REIL were 8.3% of gross customer loans compared with 9.4% as at 31 December 2013. Asset quality continued to improve across the board.

●

Impairment charge for the first half of 2014 was significantly lower at £271 million compared with the prior year including £180 million of latent provision releases primarily reflecting more favourable credit conditions.

●	30% of the £56.9 billion property loans were REIL, with a provision coverage of 66%. 20% of property loans carry a provision. Refer to page 41 for an analysis of commercial real estate in RCR.

●

Strong mortgage lending in UK PBB of £2.5 billion was offset by a fall in unsecured lending of £1.1 billion. Impairment charges and credit metrics continued to show improving trends with REIL as a percentage of gross loans falling to 3.3% from 3.6% at 31 December 2013 reflecting improved asset quality and lower default trends. Write-offs of £0.4 billion reflected the continued write-off of legacy balances.

●

Ulster Bank loans, excluding the impact of foreign exchange and transfers to RCR, were £0.5 billion lower than at the year end mainly as customers deleveraged. Impairment charges were significantly lower at £57 million in the first half of 2014 reflecting the transfer of underperforming assets to RCR and the ongoing reduction in mortgage arrears.

●	Lending in CPB remained broadly stable with REIL, excluding the impact of the transfers to RCR, decreasing by £0.7 billion with write-offs and repayments outpacing new provisions.

●

CFG loans showed growth of £1.2 billion excluding the impact of foreign exchange with impairment charges of £102 million, higher than the prior year due to the transfer in Q1 of serviced-by-others, home equity and other portfolios in Non-Core. Credit metrics remained broadly stable.

29

Appendix 1 Capital and risk management

Loans and related credit metrics: Loans, REIL, provisions and impairments

The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography (by location of lending office).

					Credit metrics
	30 June 2014				REIL as a	Provisions	Provisions	Year-to-date
		Gross			% of gross	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	charge	written-off
		£m	£m	£m	%	%	%	£m	£m

	Central and local government	8,191	5	4	0.1	80	-	3	-
	Finance	34,166	466	318	1.4	68	0.9	43	13
Personal	- mortgages	148,237	5,871	1,731	4.0	29	1.2	110	109
	- unsecured	27,482	2,102	1,754	7.6	83	6.4	261	420
	Property	56,908	17,315	11,490	30.4	66	20.2	(113)	1,189
	Construction	6,261	1,190	737	19.0	62	11.8	68	65
	Manufacturing	22,491	651	472	2.9	73	2.1	(38)	38
	Finance leases (1)	13,252	195	150	1.5	77	1.1	(1)	38
	Retail, wholesale and repairs	18,031	1,072	773	5.9	72	4.3	111	97
	Transport and storage	14,415	1,303	631	9.0	48	4.4	32	31
	Health, education and leisure	15,374	855	478	5.6	56	3.1	(13)	212
	Hotels and restaurants	8,055	1,341	770	16.6	57	9.6	(4)	33
	Utilities	5,432	120	76	2.2	63	1.4	3	1
	Other	30,653	1,534	1,223	5.0	80	4.0	(1)	241
	Latent	-	-	1,789	-	-	-	(180)	-

		408,948	34,020	22,396	8.3	66	5.5	281	2,487

	of which:
	UK
	- residential mortgages	112,252	1,713	292	1.5	17	0.3	14	23
	- personal lending	16,279	1,786	1,578	11.0	88	9.7	210	348
	- property	40,585	7,943	4,366	19.6	55	10.8	(33)	828
	- construction	4,616	873	491	18.9	56	10.6	26	44
	- other	109,618	3,489	2,515	3.2	72	2.3	(71)	514
	Europe
	- residential mortgages	16,482	3,213	1,288	19.5	40	7.8	59	11
	- personal lending	1,104	120	120	10.9	100	10.9	5	8
	- property	10,978	9,279	7,081	84.5	76	64.5	(81)	355
	- construction	1,240	308	237	24.8	77	19.1	42	21
	- other	21,695	3,558	3,382	16.4	95	15.6	24	179
	US
	- residential mortgages	19,115	927	147	4.8	16	0.8	37	75
	- personal lending	9,056	179	39	2.0	22	0.4	46	64
	- property	4,476	69	19	1.5	28	0.4	1	2
	- construction	371	1	1	0.3	100	0.3	-	-
	- other	27,838	260	609	0.9	234	2.2	12	8
	RoW
	- residential mortgages	388	18	4	4.6	22	1.0	-	-
	- personal lending	1,043	17	17	1.6	100	1.6	-	-
	- property	869	24	24	2.8	100	2.8	-	4
	- construction	34	8	8	23.5	100	23.5	-	-
	- other	10,909	235	178	2.2	76	1.6	(10)	3

		408,948	34,020	22,396	8.3	66	5.5	281	2,487

	Banks	28,969	61	50	0.2	82	0.2	(10)	-

For the note to this table refer to the following page.

30

Appendix 1 Capital and risk management

Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

					Credit metrics
	31 December 2013				REIL as a	Provisions	Provisions	Year-to-date
		Gross			% of gross	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	charge	written-off
		£m	£m	£m	%	%	%	£m	£m

	Central and local government	8,643	2	2	-	100	-	2	-
	Finance	35,948	593	292	1.6	49	0.8	4	72
Personal	- mortgages	148,533	6,025	1,799	4.1	30	1.2	392	441
	- unsecured	28,160	2,417	1,909	8.6	79	6.8	415	861
	Property	62,292	20,283	13,189	32.6	65	21.2	5,130	1,642
	Construction	6,331	1,334	774	21.1	58	12.2	291	160
	Manufacturing	21,377	742	559	3.5	75	2.6	195	104
	Finance leases (1)	13,587	263	190	1.9	72	1.4	16	121
	Retail, wholesale and repairs	19,574	1,187	783	6.1	66	4.0	268	128
	Transport and storage	16,697	1,491	635	8.9	43	3.8	487	229
	Health, education and leisure	16,084	1,324	756	8.2	57	4.7	359	119
	Hotels and restaurants	6,942	1,427	812	20.6	57	11.7	281	194
	Utilities	4,960	131	80	2.6	61	1.6	54	23
	Other	28,624	2,103	1,370	7.3	65	4.8	489	212
	Latent	-	-	2,012	-	-	-	44	-

		417,752	39,322	25,162	9.4	64	6.0	8,427	4,306

	of which:
	UK
	- residential mortgages	110,515	1,900	319	1.7	17	0.3	39	180
	- personal lending	17,098	2,052	1,718	12.0	84	10.0	264	681
	- property	44,252	9,797	5,190	22.1	53	11.7	2,014	950
	- construction	4,691	941	515	20.1	55	11.0	194	159
	- other	110,466	4,684	3,202	4.2	68	2.9	1,091	537
	Europe
	- residential mortgages	17,540	3,155	1,303	18.0	41	7.4	195	26
	- personal lending	1,267	141	129	11.1	91	10.2	19	26
	- property	13,177	10,372	7,951	78.7	77	60.3	3,131	659
	- construction	979	351	227	35.9	65	23.2	72	-
	- other	22,620	4,057	3,498	17.9	86	15.5	1,012	465
	US
	- residential mortgages	19,901	951	173	4.8	18	0.9	161	233
	- personal lending	8,722	207	45	2.4	22	0.5	114	151
	- property	4,279	85	19	2.0	22	0.4	(11)	25
	- construction	313	34	24	10.9	71	7.7	25	1
	- other	27,887	198	589	0.7	297	2.1	65	131
	RoW
	- residential mortgages	577	19	4	3.3	21	0.7	(3)	2
	- personal lending	1,073	17	17	1.6	100	1.6	18	3
	- property	584	29	29	5.0	100	5.0	(4)	8
	- construction	348	8	8	2.3	100	2.3	-	-
	- other	11,463	324	202	2.8	62	1.8	31	69

		417,752	39,322	25,162	9.4	64	6.0	8,427	4,306

	Banks	27,640	70	63	0.3	90	0.2	(15)	40

Note:

(1)	Includes instalment credit.

31

Appendix 1 Capital and risk management

Debt securities

The table below analyses debt securities by issuer and IFRS measurement classifications. US central and local government includes US federal agencies. The financial institutions category includes US government sponsored agencies and securitisation entities, the latter principally relating to asset-backed securities (ABS).

	Central and local government			Banks	Other	Corporate	Total
					financial			Of which
	UK	US	Other		institutions			ABS
30 June 2014	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading (HFT)	5,978	7,805	28,908	1,821	9,089	2,292	55,893	6,940
Designated as at fair value	-	-	104	-	17	-	121	14
Available-for-sale (AFS)	3,905	11,613	10,052	5,521	17,436	171	48,698	24,104
Loans and receivables	-	-	-	160	3,224	142	3,526	3,139
Held-to-maturity (HTM)	4,556	-	-	-	-	-	4,556	-

Long positions	14,439	19,418	39,064	7,502	29,766	2,605	112,794	34,197

Of which US agencies	-	5,620	-	-	12,758	-	18,378	17,243

Short positions (HFT)	(4,546)	(10,257)	(20,949)	(821)	(1,245)	(1,042)	(38,860)	(34)

Available-for-sale
Gross unrealised gains	154	358	570	92	502	12	1,688	599
Gross unrealised losses	(15)	(90)	(3)	(103)	(265)	(3)	(479)	(449)

31 December 2013

Held-for-trading	6,764	10,951	22,818	1,720	12,406	1,947	56,606	10,674
Designated as at fair value	-	-	104	-	17	1	122	15
Available-for-sale	6,436	12,880	10,303	5,974	17,330	184	53,107	24,174
Loans and receivables	10	1	-	175	3,466	136	3,788	3,423

Long positions	13,210	23,832	33,225	7,869	33,219	2,268	113,623	38,286

Of which US agencies	-	5,599	-	-	13,132	-	18,731	18,048

Short positions (HFT)	(1,784)	(6,790)	(16,087)	(889)	(1,387)	(826)	(27,763)	(36)

Available-for-sale
Gross unrealised gains	201	428	445	70	386	11	1,541	458
Gross unrealised losses	(69)	(86)	(32)	(205)	(493)	(2)	(887)	(753)

Key points

●

HFT: Holdings of UK and US government bonds, and ABS decreased, reflecting sales and continued focus on balance sheet reduction and capital management in CIB. The increase in other government bonds primarily reflected higher seasonal market activity in bond auctions compared with the year end, partially offset by disposals. The increase in short positions in UK and US government bonds was driven by market conditions and customer demand, while that in other government reflected hedging of higher long positions and customer demand.

●

AFS: Government securities decreased by £4.0 billion. The decreases in UK, US and other government bonds reflected net disposals as gains were realised, as well as transfers of UK government bonds to HTM in Treasury. Holdings in bank issuances fell by £0.5 billion due to maturities and disposals.

●

AFS gross unrealised gains and losses: The UK and US government decreases in unrealised gains reflect exposure reductions. The increases in other government reflect market movements, and increases in banks and other financial institutions reflect maturities, disposals and market movements.

32

Appendix 1 Capital and risk management

Debt securities (continued)

Ratings

The table below analyses debt securities by issuer and external ratings. Ratings are based on the lowest of Standard and Poor’s, Moody’s and Fitch.

	Central and local government			Banks	Other	Corporate	Total
					financial				Of which
	UK	US	Other		institutions			Total	ABS
30 June 2014	£m	£m	£m	£m	£m	£m	£m	%	£m

AAA	-	6	15,694	1,677	7,572	18	24,967	22	6,379
AA to AA+	14,439	19,412	8,666	262	15,237	187	58,203	52	19,200
A to AA-	-	-	7,185	2,886	980	430	11,481	10	1,855
BBB- to A-	-	-	7,146	2,134	1,939	1,142	12,361	11	2,902
Non-investment grade	-	-	373	358	2,588	562	3,881	3	2,591
Unrated	-	-	-	185	1,450	266	1,901	2	1,270

	14,439	19,418	39,064	7,502	29,766	2,605	112,794	100	34,197

31 December 2013

AAA	-	18	13,106	1,434	8,155	162	22,875	20	6,796
AA to AA+	13,210	23,812	7,847	446	16,825	138	62,278	55	21,054
A to AA-	-	-	4,200	1,657	1,521	290	7,668	7	1,470
BBB- to A-	-	-	7,572	3,761	2,627	854	14,814	13	4,941
Non-investment grade	-	-	494	341	2,444	427	3,706	3	2,571
Unrated	-	2	6	230	1,647	397	2,282	2	1,454

	13,210	23,832	33,225	7,869	33,219	2,268	113,623	100	38,286

33

Appendix 1 Capital and risk management

Derivatives

The table below analyses the bank’s derivatives by type of contract. The master netting arrangements and collateral shown below do not result in a net presentation on the balance sheet under IFRS.

	30 June 2014			31 December 2013
	Notional (1)	Assets	Liabilities	Notional (1)	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m

Interest rate (2)	29,061	223,476	212,861	35,589	218,041	208,698
Exchange rate	4,609	44,151	47,761	4,555	61,923	65,749
Credit	278	4,362	4,589	253	5,306	5,388
Equity and commodity	80	2,917	4,876	81	2,770	5,692

		274,906	270,087		288,040	285,527
Counterparty mtm netting		(227,622)	(227,622)		(241,265)	(241,265)	*
Cash collateral		(26,405)	(23,067)		(24,423)	(25,302)	*
Securities collateral		(4,894)	(10,242)		(5,990)	(8,257)	*

Net exposure		15,985	9,156		16,362	10,703	*

*Revised

Notes:

(1)

Includes exchange traded contracts of £2,749 billion, (31 December 2013 - £2,298 billion) principally interest rate. Trades are margined daily hence carrying values were insignificant: assets - £72 million (31 December 2013 - £69 million) and liabilities - £265 million (31 December 2013 - £299 million).

(2)

Interest rate notional includes £17,606 billion (31 December 2013 - £22,563 billion) in respect of contracts with central clearing counterparties to the extent related assets and liabilities are offset.

Key points

●

Interest rate contracts: notionals balances were £6.5 trillion lower due to increased participation in trade compression cycles during the first half of 2014, following subdued activity by Tri Optima in 2013. This also resulted in reduced amounts of trades cleared through central clearing counterparties (£5 trillion reduction). The fair value increased due to downward shifts in major yield curves due to volatility in emerging markets at the beginning of the year followed by the European Central Bank’s decision to introduce measures to aid economic recovery in June 2014. This was partially offset by decrease due to the strengthening of GBP against the US Dollar and Euro and participation in tear ups.

●

Foreign exchange contracts: decrease in fair value reflects the strengthening of GBP against the US dollar and euro, and the strengthening of Japanese yen against the US dollar, as the portfolio is materially positioned long US dollar and short Japanese yen at 30 June 2014.

●	Credit derivatives fair values decreased reflecting tightening credit spreads and compression cycles.

●

Uncollateralised derivatives predominantly represent those with large corporates with whom RBS may have netting arrangements in place, but whose business models do not support collateral posting capacity and sovereigns and supranational entities with one way collateral agreements in their favour. In addition there are some uncollateralised derivative positions with banks in certain jurisdictions for example Russia, China, Malaysia which are either uncollateralised or the collateral agreements are not deemed legally enforceable and have therefore been reported as uncollateralised.

34

Appendix 1 Capital and risk management (continued)

Problem debt management

For a description of early problem identification and problem debt management processes, refer to pages 237 to 246 of the 2013 Annual Report on Form 20-F.

Wholesale forbearance

The table below shows the loans (excluding loans where the bank has initiated recovery procedures) for which forbearance was completed during H1 2014, by sector and between performing and non-performing.

	Half year ended			Year ended
	30 June 2014			31 December 2013
		Non-	Provision		Non-	Provision
	Performing	performing	coverage (2)	Performing	performing	coverage (2)
Sector	£m	£m	%	£m	£m	%

Property	704	3,298	59	1,759	4,802	60
Transport	192	218	36	1,016	229	34
Retail and leisure	296	195	50	455	390	37
Services	342	115	42	405	234	77
Other	461	162	61	670	510	27

	1,995	3,988	57	4,305	6,165	55

The table below analyses the incidence of the main types of wholesale forbearance arrangements by loan value.

	Half year ended	Year ended
	30 June	31 December
	2014	2013
Arrangement type (3)%		%

Payment concessions and loan rescheduling	84	78
Other (4)	5	31
Covenant-only concessions	28	16
Forgiveness of all or part of the outstanding debt	4	9
Variation in margin	4	2

Notes:

(1)	The data reflected changes in methodology highlighted in the 2013 Annual Report on Form 20-F, and also the removal in April of the reporting threshold for forbearance data capture.
(2)	Provision coverage reflects impairment provision as a percentage of non performing loan.
(3)	The total exceeds 100% as an individual case can involve more than one type of arrangement.
(4)	Principally formal standstill agreements and release of security.

Key points

●	Forbearance completed on loans decreased during the first half of 2014 compared with the second half of 2013. This was in line both with improving market conditions and the RCR disposal strategy.

●

Forbearance continued to be granted in sectors that have experienced financial stress in recent years. The property sector remained the greatest contributor to the forborne portfolio, while there was a marked fall in the transport sector during the period. Some 70% of completed forbearance in the half year related to RCR loans, of which 60% were originated by Ulster Bank. Of the forbearance granted on non-performing loans, 65% related to loans originated by Ulster Bank.

35

Appendix 1 Capital and risk management (continued)

Problem debt management (continued)

Key points (continued)

●	Provisions for the non-performing loans disclosed above are individually assessed and therefore not directly comparable across periods. Provision coverage remained stable in H1.

●

At 30 June 2014 loans totalling £5.9 billion (31 December 2013 - £9.4 billion) had been granted credit approval for forbearance but had not yet been formally documented and were not being managed in accordance with the approved forbearance strategy. These loans are referred to as “in process” and are not included in the tables above, but 86% were non-performing (31 December 2013 - 84%) with an associated provision coverage of 54% (31 December 2013 - 44%). The principal types of forbearance offered were consistent with the completed forbearance population. The amount of in-process forbearance fell materially in line with the completion of forbearance during H1 and with disposals in RCR, which were not offset by new in-process cases.

Retail forbearance

The table below shows the loans for which forbearance was agreed during H1 2014 split between performing and non-performing by segment.

		Ulster	Private
	UK PBB	Bank	Banking	CFG	Total
Half year ended 30 June 2014	£m	£m	£m	£m	£m

Performing forbearance in the half year	675	1,487	106	-	2,268
Non-performing forbearance in the half year	53	824	44	42	963

Total forbearance in the half year	728	2,311	150	42	3,231

Year ended 31 December 2013

Performing forbearance in the year	1,332	2,223	41	-	3,596
Non-performing forbearance in the year	186	1,213	22	101	1,522

Total forbearance in the year	1,518	3,436	63	101	5,118

36

Appendix 1 Capital and risk management (continued)

Problem debt management: Retail forbearance (continued)

The mortgage arrears information for retail accounts in forbearance and related provision at the end of the period are shown in the tables below.

	No missed		1-3 months		>3 months
	payments		in arrears		in arrears		Total
	Balance	Provision	Balance	Provision	Balance	Provision	Balance	Provision	Forborne balances (1)
	£m	£m	£m	£m	£m	£m	£m	£m	%

30 June 2014
UK PBB (2,3)	4,556	19	401	20	385	42	5,342	81	5.2
Ulster Bank (2,3)	1,930	190	697	159	879	265	3,506	614	19.3
Private Banking	105	2	3	-	6	-	114	2	1.3
CFG	302	29	21	1	51	-	374	30	2.0

	6,893	240	1,122	180	1,321	307	9,336	727	6.3

31 December 2013

UK PBB (2,3)	4,596	17	426	23	424	51	5,446	91	5.5
Ulster Bank (2,3)	1,362	166	631	76	789	323	2,782	565	14.6
Private Banking	112	3	6	-	9	-	127	3	1.5
CFG	287	26	33	3	53	-	373	29	1.9

	6,357	212	1,096	102	1,275	374	8,728	688	6.0

Notes:

(1)	As a percentage of mortgage loans.
(2)

Forbearance in UK PBB and Ulster Bank includes all changes to the contractual payment terms, including those where the customer is up-to-date on payments and there is no evidence of financial difficulty.

(3)	Includes the current stock position of forbearance deals agreed since early 2008 for UK PBB and early 2009 for Ulster Bank.

The incidence of the main types of retail forbearance on the balance sheet are analysed below.

		Ulster	Private
	UK PBB	Bank	Banking	CFG	Total (1)
30 June 2014	£m	£m	£m	£m	£m

Interest only conversions - temporary and permanent	1,705	448	1	-	2,154
Term extensions - capital repayment and interest only	2,529	447	33	51	3,060
Payment concessions	255	1,934	11	237	2,437
Capitalisation of arrears	907	1,089	-	-	1,996
Other	307	-	69	86	462

	5,703	3,918	114	374	10,109

31 December 2013

Interest only conversions - temporary and permanent	1,784	512	-	-	2,296
Term extensions - capital repayment and interest only	2,478	325	29	35	2,867
Payment concessions	241	1,567	12	246	2,066
Capitalisation of arrears	907	494	-	-	1,401
Other	366	-	86	92	544

	5,776	2,898	127	373	9,174

Note:

(1)	As an individual case can include more than one type of arrangement. The analysis in the forbearance arrangements table exceeds the total value of cases subject to forbearance.

37

Appendix 1 Capital and risk management

Problem debt management: Retail forbearance (continued)

Key points

UK PBB

●

The flow of new forbearance, £341 million in the second quarter of 2014, continued on a downward trend compared with the average of £409 million per quarter in the preceding four quarters. The flow for H1 2014 was £728 million.

●	The 24 month rolling stock of forbearance (where it was provided in the previous 24 months) fell by 13% to £1.7 billion at 30 June 2014 from £2.0 billion at 31 December 2013.

●	5.2% of total mortgage assets (£5.3 billion) were subject to a forbearance arrangement from January 2008. This represented a decrease of 1.9% from 31 December 2013 (£5.4 billion).

●	Approximately 85% of forbearance loans (31 December 2013 - 84%) were up-to-date with payments compared with approximately 98% of assets not subject to forbearance activity.

●

The majority (96%) of UK PBB forbearance was permanent in nature (term extensions, capitalisation of arrears, historical conversions to interest only). Temporary forbearance comprises payment concessions, such as reduced or deferred payments, with arrangements typically agreed for a period between three and six months.

●

The most frequently occurring forbearance types were term extensions (44% of forbearance loans at 30 June 2014), interest only conversions (30%) and capitalisations of arrears (16%). Conversions to interest only have only been permitted on a very exceptional basis since the fourth quarter of 2012 and have not been permitted for customers in financial difficulty since 2009.

●	The impairment provision cover on forbearance mortgages remained significantly higher than that on assets not subject to forbearance.

Ulster Bank

●

At 30 June 2014, 19.3% (£3.5 billion) of Ulster Bank's mortgage loans were subject to forbearance arrangements, an increase from 14.6% (£2.8 billion) at 31 December 2013. This reflected Ulster Bank's strategy of seeking to help customers facing financial difficulties.

●

The increase in forbearance stock from 31 December 2013 to 30 June 2014 is attributable to customers entering forbearance for the first time (48%), customers re-entering forbearance (33%) and methodology refinements primarily relating to exit criteria (19%). The number of customers approaching Ulster Bank for assistance for the first time fell in Q2 2014 compared with Q4 2013.

●

There was continued increase in the proportion of longer-term forbearance solutions granted by Ulster Bank. As a percentage of the total, 55% of forbearance loans were subject to a longer term arrangement at 30 June 2014 (31 December 2013 - 41%). Capitalisations represented 28% (December 2013 - 17%), term extensions 11% (31 December 2013 - 11%) and interest rate discounts 16% (31 December 2013 - 13%) of the total forbearance portfolio at 30 June 2014. Interest rate discounts are offered for periods of up to eight years and incorporate a payment concession based on the customer’s ability to pay.

●

The remaining forbearance loans were temporary concessions accounting for 45% of the total forborne population, (31 December 2013 - 59%). Interest only arrangements decreased during 2014 to 11% of forbearance loans at 30 June 2014 (31 December 2013 - 18%). Payment concessions (excluding interest rate discounts) represented the remaining 34% (31 December 2013 - 41%).

●	The proportion of forbearance arrangements that were less than 90 days in arrears increased from 72% (31 December 2013) to 75% (30 June 2014).

38

Appendix 1 Capital and risk management

Key loan portfolios

Commercial real estate

The commercial real estate sector comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders). The analysis of lending utilisations below is gross of impairment provisions and excludes rate risk management and contingent obligations.

	30 June 2014			31 December 2013
	Investment	Development	Total	Investment	Development	Total
By franchise (1)	£m	£m	£m	£m	£m	£m

PBB	4,904	886	5,790	7,350	1,228	8,578
CPB	16,639	2,844	19,483	16,616	2,957	19,573
CIB	1,158	227	1,385	898	183	1,081

	22,701	3,957	26,658	24,864	4,368	29,232
CFG	4,270	-	4,270	4,018	-	4,018
RCR/Non-Core	10,700	7,564	18,264	11,624	7,704	19,328

Total	37,671	11,521	49,192	40,506	12,072	52,578

	Investment			Development
	Commercial	Residential	Total	Commercial	Residential	Total	Total
By geography (1)	£m	£m	£m	£m	£m	£m	£m

30 June 2014
UK (excluding NI (2))	20,384	5,199	25,583	614	3,700	4,314	29,897
Ireland (ROI and NI (2))	3,431	936	4,367	1,814	4,925	6,739	11,106
Western Europe (other)	2,296	120	2,416	220	28	248	2,664
US	3,796	1,140	4,936	-	13	13	4,949
RoW (2)	365	4	369	-	207	207	576

	30,272	7,399	37,671	2,648	8,873	11,521	49,192

31 December 2013

UK (excluding NI (2))	20,861	5,008	25,869	678	3,733	4,411	30,280
Ireland (ROI and NI (2))	4,405	1,028	5,433	1,919	5,532	7,451	12,884
Western Europe (other)	4,068	183	4,251	22	17	39	4,290
US	3,563	1,076	4,639	-	8	8	4,647
RoW (2)	314	-	314	30	133	163	477

	33,211	7,295	40,506	2,649	9,423	12,072	52,578

For the notes to these tables refer to the following page.

39

Appendix 1 Capital and risk management

Key loan portfolios: Commercial real estate (continued)

By sub-sector (1)		Ireland	Western
	UK	(ROI and	Europe
	(excl NI (2))	NI (2))	(other)	US	RoW (2)	Total
	£m	£m	£m	£m	£m	£m

30 June 2014
Residential	8,899	5,860	149	1,153	211	16,272
Office	3,972	727	1,009	57	89	5,854
Retail	6,699	918	367	215	78	8,277
Industrial	2,892	423	22	1	14	3,352
Mixed/other	7,435	3,178	1,117	3,523	184	15,437

	29,897	11,106	2,664	4,949	576	49,192

31 December 2013

Residential	8,740	6,560	200	1,085	133	16,718
Office	4,557	813	1,439	32	121	6,962
Retail	6,979	1,501	967	84	73	9,604
Industrial	3,078	454	43	30	13	3,618
Mixed/other	6,926	3,556	1,641	3,416	137	15,676

	30,280	12,884	4,290	4,647	477	52,578

Notes:

(1)	Data at 30 June 2014 includes commercial real estate lending from Private Banking in CPB of £1.3 billion that was excluded from the tables showing 31 December 2013 data.
(2)	ROI: Republic of Ireland; NI: Northern Ireland; RoW: Rest of World.

Key points

●

In line with the bank’s strategy, overall gross lending exposure to commercial real estate fell by £3.4 billion, or 6% during the first half of 2014. Most of the decrease occurred in RCR exposure originated by Ulster Bank and CIB and was due to repayments, asset sales and write-offs.

●	The RCR portfolio totalled £18.3 billion, representing 37% of the bank’s portfolio at 30 June 2014. Geographically, 54% of the portfolio was held in Ireland, 31% in the UK, and 14% in Western Europe.

●

Following disposals in the RCR portfolio which were concentrated in Ireland and western Europe (mainly in Germany), the commercial real estate portfolio was more focused on the UK market which represented 61% of the CRE portfolio (31 December 2013 - 58%). Approximately 45% of the UK portfolio was held in London and the south east of England at 30 June 2014 (31 December 2013 - 47%). The overall mix of sub-sector and investments and development remained broadly unchanged. A significant increase in new business in UK residential development during the first half of 2014 to support new housing construction was offset by repayments of maturing loans, in addition to timing issues with recently agreed loans expected to be drawn as construction progressed.

40

Appendix 1 Capital and risk management

Key loan portfolios: Commercial real estate (continued)

	RCR			Rest of the Bank			Bank
Loan-to-value ratio		Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2014
<= 50%	435	67	502	8,675	179	8,854	9,110	246	9,356
> 50% and <= 70%	861	302	1,163	9,657	335	9,992	10,518	637	11,155
> 70% and <= 90%	836	673	1,509	2,297	420	2,717	3,133	1,093	4,226
> 90% and <= 100%	137	214	351	490	165	655	627	379	1,006
> 100% and <= 110%	88	761	849	248	127	375	336	888	1,224
> 110% and <= 130%	142	842	984	327	215	542	469	1,057	1,526
> 130% and <= 150%	20	875	895	166	215	381	186	1,090	1,276
> 150%	88	6,685	6,773	244	565	809	332	7,250	7,582

Total with LTVs	2,607	10,419	13,026	22,104	2,221	24,325	24,711	12,640	37,351
Minimal security (1)	7	3,394	3,401	9	31	40	16	3,425	3,441
Other (2)	233	1,604	1,837	5,928	635	6,563	6,161	2,239	8,400

Total	2,847	15,417	18,264	28,041	2,887	30,928	30,888	18,304	49,192

Total portfolio
average LTV (3)	77%	300%	255%	58%	141%	65%	60%	273%	132%

	Non-Core			Rest of the Bank			Bank
		Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
31 December 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m

<= 50%	419	142	561	7,589	143	7,732	8,008	285	8,293
> 50% and <= 70%	867	299	1,166	9,366	338	9,704	10,233	637	10,870
> 70% and <= 90%	1,349	956	2,305	2,632	405	3,037	3,981	1,361	5,342
> 90% and <= 100%	155	227	382	796	295	1,091	951	522	1,473
> 100% and <= 110%	168	512	680	643	327	970	811	839	1,650
> 110% and <= 130%	127	1,195	1,322	444	505	949	571	1,700	2,271
> 130% and <= 150%	13	703	716	356	896	1,252	369	1,599	1,968
> 150%	69	7,503	7,572	400	1,864	2,264	469	9,367	9,836

Total with LTVs	3,167	11,537	14,704	22,226	4,773	26,999	25,393	16,310	41,703
Minimal security (1)	51	3,069	3,120	9	88	97	60	3,157	3,217
Other (2)	108	1,396	1,504	5,266	888	6,154	5,374	2,284	7,658

Total	3,326	16,002	19,328	27,501	5,749	33,250	30,827	21,751	52,578

Total portfolio
average LTV (3)	75%	292%	245%	64%	187%	85%	65%	261%	142%

Notes:

(1)

Total portfolio average LTV is quoted net of loans with minimal security given that the anticipated recovery rate is less than 10%. Provisions are marked against these loans where required to reflect the relevant asset quality and recovery profile.

(2)

Other non-performing loans of £2.2 billion (31 December 2013 - £2.3 billion) were subject to standard provisioning policies. Other performing loans of £6.2 billion (31 December 2013 - £5.4 billion) included general corporate loans, typically unsecured, to commercial real estate companies, and major UK house builders in addition to facilities supported by guarantees. The credit quality of these exposures was consistent with that of the performing portfolio overall.

(3)	Weighted average by exposure.

41

Appendix 1 Capital and risk management

Key loan portfolios: Commercial real estate (continued)

Key points

●

The average LTV for the performing book improved from 65% to 60% during the last six months. The performing book in the UK had a slightly better LTV at 56%. The reductions in the higher LTV buckets occurred mainly in the RCR book originated by Ulster Bank and CIB, reflecting reductions through repayments, asset sales and write-offs. The reductions were also reflected in the greater than 150% LTV bucket, occurring mainly in Ireland and Western Europe. RCR-Ulster Bank accounted for the growth in minimal security which was at the final stage of a reduction strategy - these are fully provided for.

●	Interest payable on outstanding performing investment property secured loans was covered 1.4x and 2.9x within RCR and RBS excluding RCR, respectively.

●

The proportion of the portfolio managed within the bank’s standard credit processes increased from 47% at 31 December 2013 to 54% at 30 June 2014, while the proportion of the portfolio in AQ10 decreased from 22% to 18% during the period.

42

Appendix 1 Capital and risk management

Key loan portfolios

Residential mortgages

Total gross mortgage lending of £148.2 billion (31 December 2013 - £148.5 billion) comprised 36% of gross lending of £408.9 billion (31 December 2013 - £417.8 billion). The table below shows LTVs for the bank’s major residential mortgage portfolio totalling £147.7 billion (31 December 2013 - £146.7 billion) split between performing (AQ1-AQ9) and non-performing (AQ10), with the average LTV calculated on a weighted value basis. Loan balances are shown at the end of the period whereas property values are calculated using property index movements since the last formal valuation.

	UK PBB			Ulster Bank			Private Banking			CFG
Loan-to-value ratio by value		Non-			Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2014
<= 50%	28,641	321	28,962	2,078	163	2,241	3,486	8	3,494	4,532	91	4,623
> 50% and <= 70%	36,288	661	36,949	1,885	175	2,060	3,546	15	3,561	5,489	81	5,570
> 70% and <= 90%	27,961	814	28,775	2,416	257	2,673	1,344	39	1,383	5,559	103	5,662
> 90% and <= 100%	4,352	269	4,621	1,248	142	1,390	86	9	95	1,212	36	1,248
> 100% and <= 110%	1,344	149	1,493	1,313	174	1,487	70	10	80	680	23	703
> 110% and <= 130%	399	72	471	2,397	428	2,825	24	6	30	530	14	544
> 130% and <= 150%	29	5	34	2,139	525	2,664	12	4	16	127	3	130
> 150%	-	-	-	1,777	1,020	2,797	39	7	46	60	3	63

Total with LTVs	99,014	2,291	101,305	15,253	2,884	18,137	8,607	98	8,705	18,189	354	18,543
Other (2)	506	27	533	-	-	-	46	1	47	382	3	385

Total	99,520	2,318	101,838	15,253	2,884	18,137	8,653	99	8,752	18,571	357	18,928

Total portfolio average LTV (3)	61%	73%	61%	99%	128%	104%	52%	80%	53%	66%	69%	66%

Average LTV on new originations
during the half year (3)			71%			70%			59%			68%

For the notes to this table refer to the following page.

43

Appendix 1 Capital and risk management

Key loan portfolios: Residential mortgages (continued)

	UK PBB			Ulster Bank			Private Banking			CFG
Loan-to-value ratio by value		Non-			Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2013
<= 50%	26,392	313	26,705	2,025	170	2,195	3,400	16	3,416	4,669	98	4,767
> 50% and <= 70%	34,699	591	35,290	1,837	195	2,032	3,397	20	3,417	5,529	89	5,618
> 70% and <= 90%	28,920	854	29,774	2,326	288	2,614	1,337	44	1,381	5,553	110	5,663
> 90% and <= 100%	4,057	315	4,372	1,214	162	1,376	87	7	94	1,309	39	1,348
> 100% and <= 110%	1,790	182	1,972	1,302	182	1,484	87	15	102	752	22	774
> 110% and <= 130%	552	100	652	2,509	461	2,970	27	6	33	637	17	654
> 130% and <= 150%	37	5	42	2,202	549	2,751	4	4	8	183	5	188
> 150%	-	-	-	2,385	1,227	3,612	24	6	30	102	4	106

Total with LTVs	96,447	2,360	98,807	15,800	3,234	19,034	8,363	118	8,481	18,734	384	19,118
Other (2)	511	20	531	-	-	-	215	5	220	463	3	466

Total	96,958	2,380	99,338	15,800	3,234	19,034	8,578	123	8,701	19,197	387	19,584

Total portfolio average LTV (3)	62%	75%	62%	103%	130%	108%	51%	77%	51%	67%	69%	67%

Average LTV on new originations
during the year (3)			67%			73%			52%			68%

Notes:

(1)	Includes residential mortgages and home equity loans and lines (refer to page 46 for a breakdown of balances).
(2)	Where no indexed LTV is held.
(3)	Average LTV weighted by value is calculated using the LTV on each individual mortgage and applying a weighting based on the value of each mortgage.

44

Appendix 1 Capital and risk management

Key loan portfolios: Residential mortgages (continued)

Key points

UK PBB

●

The UK PBB mortgage portfolio was £101.8 billion at 30 June 2014. This showed an increase of 2.5% from 31 December 2013. The portfolio included £10.0 billion (31 December 2013 - £9.1 billion) of residential buy-to-let lending.

●

At 30 June 2014, approximately 51% of the portfolio consisted of fixed rate mortgages. Mortgages featuring a combination of fixed and variable rates made up 4% of the portfolio. The remainder were variable rate mortgages (including those on managed rates). The interest only proportion of the total portfolio was 24%. A further 7% of mortgages were on a combination of interest only plus capital and interest repayments.

●

Based on the Halifax Price Index at March 2014, the portfolio average indexed LTV by volume was 53.4% (31 December 2013 - 54.1%) and 61.0% by weighted value of debt outstanding (31 December 2013 - 62.0%). The ratio of total outstanding balances to total indexed property valuations was 44.5% (31 December 2013 - 45.1%).

●

Gross new mortgage lending amounted to £9.8 billion in H1 2014 and included £873 million of lending with an LTV of greater than 90% under the government-guaranteed Help To Buy scheme. The new mortgage business average LTV by volume was 68.2% compared to 62.7% at 31 December 2013, including the effect of the Help-to-Buy scheme. The average LTV calculated by weighted value was 70.8% (31 December 2013 - 66.6%).

●

All new mortgage business was subject to a comprehensive assessment. This included: i) an affordability test which featured a stressed interest rate that is higher than the customer pay rate; ii) loan to income ratio caps; iii) credit scoring; iv) a maximum loan-to-value of 90% with the exception of the government-backed Help-To-Buy mortgages (from the fourth quarter of 2013), New Buy and My New Home products where lending of up to 95% is provided; and v) a range of policy rules that restricted the availability of credit to borrowers with higher risk characteristics, for example those exhibiting a high level of indebtedness or adverse payment behaviour on previous borrowings.

●

The arrears rate (defined as more than three payments in arrears, excluding repossessions and shortfalls post property sale), fell to 1.1% (31 December 2013 - 1.3%). The number of properties repossessed in H1 2014 was 657 compared with 796 in H2 2013. Arrears rates remained sensitive to economic developments and the interest rate environment.

●

The impairment charge for mortgage loans was £5 million in H1 2014 compared with £26 million in H1 2013 and £5 million in H2 2013. The decline reflected stable default rates and one-off reductions in loss rates as valuations improved on properties held as security on defaulted debt.

Ulster Bank

●

Ulster Bank’s residential mortgage portfolio was £18.1 billion at 30 June 2014, with 88% held in the Republic of Ireland and 12% in Northern Ireland. At constant exchange rates, the portfolio decreased 1.4 % from 31 December 2013 (£19.0 billion) as a result of amortisations exceeding the value of new business in the period. The portfolio included £2.1 billion (12%) of residential buy-to-let loans.

●	Approximately 66% of the portfolio consisted of tracker rate loans, 23% variable rate loans and 11% fixed rate loans. Interest only represented the remaining 8% of the portfolio.

45

Appendix 1 Capital and risk management

Key loan portfolios: Residential mortgages (continued)

Key points (continued)

Ulster Bank (continued)

●	The portfolio average indexed LTV fell 4% during H1 2014 to 104% (31 December 2013 - 108%) reflecting positive house price index trends over the previous 12 months.

●	The average individual LTV on new originations was 70% in 2014 (31 December 2013 - 73%).

●

The arrears rate (defined as more than three payments in arrears, excluding repossessions and shortfalls after property sale), fell to 15.9% (31 December 2013 - 17.0%). The number of properties repossessed in H1 2014 was 169 compared with 262 for the full year of 2013. Arrears rates remained sensitive to economic developments.

●	The impairment charge for mortgage loans for H1 was £36 million for H1 2014, compared with £91 million at H1 2013.

CFG

●

CFG’s real estate portfolio consisted of £6.4 billion (31 December 2013 - £5.9 billion) of residential mortgages (1% in second lien position) and £12.5 billion (31 December 2013 - £13.5 billion) of home equity loans and lines (first and second liens). Home equity loans and lines included 44% in first lien position. CFG continued to focus on its ‘footprint states’ of New England, Mid Atlantic and Mid West regions. At 30 June 2014, 82% of the portfolio was within footprint (31 December 2013 - 84%).

●

The serviced-by-others (SBO) book decreased from £1.4 billion at 31 December 2013 to £1.3 billion at 30 June 2014. The arrears rate of the SBO portfolio remained stable at 1.5% during the period. The reduction in the charge-off rate from 4.4% annualised during the fourth quarter of 2013 to 2.3% during the second quarter of 2014 was driven by better than expected recoveries.

●	The weighted average LTV of the portfolio was broadly stable during the period. The weighted average LTV of the portfolio, excluding the SBO portfolio, was 59% (31 December 2013 - 64%).

46

Appendix 1 Capital and risk management

Key loan portfolios (continued)

Interest only retail loans

The bank’s interest only retail loan portfolios include interest only mortgage lending in PBB, CPB and CFG portfolios of home equity lines of credit (HELOC) and interest only mortgage portfolios.

	30 June 2014		31 December 2013
	Mortgages	Other loans	Mortgages	Other loans
	£bn	£bn	£bn	£bn

Variable rate	32.2	1.9	34.8	1.3
Fixed rate	9.3	0.1	8.0	0.1

Interest only loans	41.5	2.0	42.8	1.4
Mixed repayment (1)	8.5	-	8.3	-

Total	50.0	2.0	51.1	1.4

Note:

(1)	Mortgages with partial interest only and partial capital repayments.

Key points

●

The bank continued to reduce its exposure to interest only mortgages in H1. UK PBB ceased offering interest only mortgages to residential owner occupied customers with effect from 1 December 2012. Interest only repayment terms remain an option for buy-to-let mortgages.

●

Ulster Bank withdrew interest only as a standard mortgage offering for new lending in the Republic of Ireland in 2010 and in Northern Ireland in 2012. Interest only mortgages are now granted on a very limited basis to high net worth customers or those granted forbearance.

●	CFG offers its customers interest only mortgages and conventional HELOC which enter an amortising repayment period after the interest only period.

●	CPB offers interest only mortgages to its high net worth customers.

Based on its historical analyses of customers’ behaviour, the bank recognises impairment provisions in respect of loans in its interest only portfolios (PBB - two years; CFG - one year) that are approaching their contractual maturity. These impairment provisions are reassessed as new trends and data become available.

47

Appendix 1 Capital and risk management

Key loan portfolios: Interest only retail loans (continued)

The tables below analyse the bank’s interest only mortgage and HELOC portfolios (excluding mixed repayment mortgages) by originating business, by type, and by contractual year of maturity.

	Bullet		Total	Proportion of
	principal	Conversion		mortgage
	repayment	to amortising		lending
30 June 2014	£bn	£bn	£bn	%

UK PBB	24.6	-	24.6	24.2
Ulster Bank	0.7	0.9	1.6	8.8
Private Banking	6.0	-	6.0	68.6
CFG	0.2	9.1	9.3	49.1

Total	31.5	10.0	41.5

31 December 2013

UK PBB	25.4	-	25.4	25.6
Ulster Bank	0.7	1.4	2.1	11.0
Private Banking	6.0	-	6.0	69.0
CFG	0.4	8.9	9.3	47.5

Total	32.5	10.3	42.8

	2014 (1)	2015-16	2017-21	2022-26	2027-31	2032-41	After	Total
							2041
30 June 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Bullet principal repayment (2)	1.0	2.7	6.7	5.7	7.6	7.4	0.4	31.5
Conversion to amortising (2,3)	0.5	2.3	5.0	2.2	-	-	-	10.0

Total	1.5	5.0	11.7	7.9	7.6	7.4	0.4	41.5

	2014 (1)	2015-16	2017-21	2022-26	2027-31	2032-41	After	Total
							2041
31 December 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Bullet principal repayment (2)	0.9	2.1	6.0	7.6	7.9	7.5	0.5	32.5
Conversion to amortising (2,3)	1.9	6.0	2.2	0.1	-	0.1	-	10.3

Total	2.8	8.1	8.2	7.7	7.9	7.6	0.5	42.8

Notes:

(1)	2014 includes pre-2014 maturity exposure.
(2)	Includes £2.2 billion (31 December 2013 - £2.3 billion) of repayment mortgages that have been granted interest only concessions (forbearance).
(3)	Maturity date relates to the expiry of the interest only period.

48

Appendix 1 Capital and risk management

Key loan portfolios: Interest only retail loans (continued)

UK PBB

●

UK PBB’s interest only mortgages require full principal repayment (a ‘bullet’ payment) at the time of maturity. Typically such loans have remaining terms of between 14 and 19 years. Customers are reminded of the need to have an adequate repayment vehicle in place during the mortgage term.

●

Of the bullet loans that matured in the six months to 31 December 2013, 63% had been fully repaid by 30 June 2014. The unpaid balance totalled £48 million, of which 96% of loans continued to meet agreed payment arrangements (including balances with a term extension agreed on either a capital and interest or interest only basis). Of the £48 million unpaid balance, 66% of the loans had an indexed LTV of 70% or less with 10% above 90%. Customers may be offered an extension to the term of an interest only mortgage or a conversion of such a mortgage to a capital and interest mortgage, subject to affordability and characteristics such as their income and ultimate repayment vehicle. The majority of term extensions in UK PBB are classified as forbearance and subject to the associated higher provision cover.

Ulster Bank

●

Ulster Bank’s interest only mortgages require full principal repayment (a ‘bullet’ payment) at the time of maturity; or payment of both capital and interest from the end of the interest only period - typically seven years - so that customers meet their contractual repayment obligations. Contact strategies are in place for appropriate customers to remind them of the need to repay the principal at the end of the mortgage term.

●

Of the bullet mortgages that matured in the six months to 31 December 2013 (£2.3 million), 36% had fully repaid by 30 June 2014 leaving residual balances of £1.5 million, 80% of which were meeting the terms of a revised repayment schedule. Of the amortising loans that matured in the six months to 31 December 2013 (£109 million), 64% were either fully repaid or meeting the terms of a revised repayment schedule.

CFG

●

CFG had a closed book of interest only HELOC loans at 30 June 2014 of £0.3 billion at 30 June 2014, for which repayment of principal is due at maturity. It also had an interest only portfolio comprising loans that convert to amortising after an interest only period that is typically 10 years (£10.0 billion at 30 June 2014 of which £9.1 billion were HELOCs). The majority of the bullet loans are due to mature between 2014 and 2015.

●

Of the bullet loans that matured in the six months to 31 December 2013, 74% had fully been refinanced or repaid by 30 June 2014 with residual balances of £22 million. 65% (of £22 million) of which were up-to-date with their payments. For those loans that convert to amortising, the typical uplift in payments was 169% (average uplift calculated at £139 per month).

49

Appendix 1 Capital and risk management

Key loan portfolios: Interest only retail loans (continued)

The tables below analyse the bank’s retail mortgage and HELOC portfolios split between interest only mortgages (excluding mixed repayment mortgages) and other mortgage loans.

	Interest only
30 June 2014	Bullet principal	Conversion
	repayment	to amortising	Other	Total
	£bn	£bn	£bn	£bn

Arrears status
Current	30.4	9.4	99.5	139.3
1 to 90 days in arrears	0.6	0.4	2.9	3.9
90+ days in arrears	0.5	0.2	3.8	4.5

Total	31.5	10.0	106.2	147.7

31 December 2013

Arrears status
Current	31.2	9.6	97.0	137.8
1 to 90 days in arrears	0.7	0.4	2.8	3.9
90+ days in arrears	0.6	0.3	4.1	5.0

Total	32.5	10.3	103.9	146.7

30 June 2014	Interest
	only	Other	Total
	£bn	£bn	£bn

Current LTV
<= 50%	12.1	27.2	39.3
> 50% and <= 70%	14.7	33.4	48.1
> 70% and <= 90%	9.5	29.0	38.5
> 90% and <= 100%	2.3	5.1	7.4
> 100% and <= 110%	1.3	2.5	3.8
> 110% and <= 130%	0.8	3.1	3.9
> 130% and <= 150%	0.4	2.4	2.8
> 150%	0.4	2.5	2.9

Total with LTVs	41.5	105.2	146.7
Other	-	1.0	1.0

Total	41.5	106.2	147.7

31 December 2013

Current LTV
<= 50%	10.8	26.3	37.1
> 50% and <= 70%	14.6	31.8	46.4
> 70% and <= 90%	10.8	28.6	39.4
> 90% and <= 100%	2.6	4.6	7.2
> 100% and <= 110%	1.5	2.8	4.3
> 110% and <= 130%	0.9	3.4	4.3
> 130% and <= 150%	0.5	2.5	3.0
> 150%	0.7	3.1	3.8

Total with LTVs	42.4	103.1	145.5
Other	0.4	0.8	1.2

Total	42.8	103.9	146.7

50

Appendix 1 Capital and risk management

Credit risk assets

RBS uses a range of measures for credit risk exposures. The internal measure used is credit risk assets. The balance sheet related credit risk analyses on pages 23 to 50 supplement this material. Credit risk assets (CRA) consist of lending, counterparty exposure and contingent obligations. Refer to page 225 of the 2013 Annual Report on Form 20-F for a full description.

	30 June	31 December
	2014	2013
Analysis by business unit	£m	£m

UK PBB	129,027	127,586
Ulster Bank	29,647	33,129

PBB	158,674	160,715

Commercial Banking	79,483	81,142
Private Banking	19,297	19,819

CPB	98,780	100,961

CIB	141,984	147,784
Central items	56,297	66,745
CFG	56,756	53,411
RCR	39,150	n/a
Non-Core	n/a	43,340

	551,641	572,956

Key points

●	There was an overall reduction of 4% in CRA. This was driven by falls in exposure to sovereigns (£11.6 billion), property (£5.2 billion) and other FIs (£4 billion).

●	CIB CRAs fell 4%, driven by a reduction in exposure to the sovereigns and other FI sectors.

●	UK PBB CRA increased by £1.4 billion reflecting a £2.5 billion increase in mortgages offset by decreasing unsecured lending.

●	CFG CRAs increased by 6%. This was driven by the transfer of personal exposure previously managed by the Non-Core division and an increase in exposure to the sovereign sector.

●

The RCR portfolio included £21.4 billion of property-related CRAs, £4.3 billion in the transport sector, £2.6 billion to retail & leisure and £2.7 billion to other FIs. Geographically, 43% of the portfolio was located  in Western Europe (excluding the UK), 40% in the UK, 10% in Central and Eastern Europe and the Middle East and Africa, and 7% in the rest of the world. Refer to the RCR section for further information.

51

Appendix 1 Capital and risk management

Credit risk assets (continued)

Sector and geographical regional analyses

		Western						RBS
		Europe	North	Asia	Latin			excl.
	UK	(excl. UK)	America	Pacific	America	Other (1)	Total	RCR	RCR
30 June 2014	£m	£m	£m	£m	£m	£m	£m	£m	£m

Personal	128,592	17,619	28,265	1,553	67	797	176,893	176,647	246
Banks	2,523	26,415	4,220	8,310	1,220	1,956	44,644	42,699	1,945
Other financial institutions	21,626	8,954	8,358	2,383	1,359	958	43,638	40,977	2,661
Sovereign (2)	39,640	7,371	23,922	2,859	24	674	74,490	73,872	618
Property	47,502	15,491	6,543	1,118	221	479	71,354	49,915	21,439
Natural resources	7,536	4,558	5,927	3,647	406	2,258	24,332	21,974	2,358
Manufacturing	9,213	4,716	6,348	2,580	95	1,176	24,128	23,396	732
Transport (3)	10,211	3,989	3,860	1,597	97	8,619	28,373	24,030	4,343
Retail and leisure	16,904	3,484	5,036	896	52	514	26,886	24,265	2,621
Telecommunications, media
and technology	2,833	2,470	3,258	1,338	9	420	10,328	9,760	568
Business services	16,245	2,539	5,545	728	1,230	288	26,575	24,956	1,619

	302,825	97,606	101,282	27,009	4,780	18,139	551,641	512,491	39,150
		Western
		Europe	North	Asia	Latin			RBS excl.	Non-
	UK	(excl. UK)	America	Pacific	America	Other (1)	Total	Non-Core	Core
31 December 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m

Personal	127,620	18,751	28,616	1,418	61	656	177,122	174,798	2,324
Banks	2,506	25,085	3,133	9,670	1,192	1,771	43,357	43,010	347
Other financial institutions	23,080	10,363	9,164	2,633	1,320	1,100	47,660	43,849	3,811
Sovereign (2)	55,041	8,685	18,203	3,394	37	687	86,047	84,726	1,321
Property	49,639	18,673	6,206	929	286	795	76,528	53,569	22,959
Natural resources	6,698	4,587	6,189	3,669	214	2,087	23,444	21,412	2,032
Manufacturing	8,843	4,962	6,208	2,278	120	1,397	23,808	23,276	532
Transport (3)	10,332	3,936	3,959	1,800	163	9,435	29,625	24,086	5,539
Retail and leisure	16,338	3,924	4,977	738	91	517	26,585	24,562	2,023
Telecommunications, media
and technology	3,356	2,591	3,401	1,403	29	491	11,271	9,810	1,461
Business services	16,527	2,733	6,053	757	1,233	206	27,509	26,518	991

	319,980	104,290	96,109	28,689	4,746	19,142	572,956	529,616	43,340

Notes:

(1)	Comprises Central and Eastern Europe, the Middle East, Central Asia and Africa, and supranationals such as the World Bank.
(2)	Includes central bank exposures.
(3)

Excludes net investment in operating leases in shipping and aviation portfolios as they are accounted for as property, plant and equipment. However, operating leases are included in the monitoring and management of these portfolios.

52

Appendix 1 Capital and risk management

Credit risk assets: Sector and geographical regional analyses (continued)

Key points

●	Market conditions and the development of the bank’s strategy had a significant impact on the composition of its portfolios during H1 2014, there was:
	○	An £11.6 billion decrease in exposures to sovereign counterparties, driven by a decrease in RBS’s deposits with central banks;
	○	A £5.2 billion fall in exposures to the property sector; and
	○	A £4.0 billion decline in exposures to other financial institutions.
●

The sovereign portfolio comprised exposures to central governments, central banks and sub-sovereigns such as local authorities, primarily in the bank’s key markets in the UK, Western Europe and the US. Exposure predominantly comprised cash balances placed with central banks such as the Bank of England, the Federal Reserve and the European Central Bank. Consequently, the asset quality of this portfolio remained high with 92% assigned an internal rating in the AQ1 asset quality band. Exposure to sovereigns fluctuates according to the bank’s liquidity requirements and cash positions, which determine the level of cash placed with central banks.

●

Exposure to the property sector totalled £71.4 billion at 30 June 2014, the majority of which related to commercial real estate. The remainder comprised lending to housing associations (12%), construction companies (10%), and building material groups (3%), which remained stable during the period. See the commercial real estate section for further details.

●

The banking sector was one of the largest in the RBS portfolio with exposure totalling £44.6 billion. Exposures were well diversified geographically, largely collateralised, and tightly controlled through the combination of a single name concentration framework and a suite of credit policies specifically tailored to ensure compliance with sector and country limits. The increase in exposure during H1 2014 was primarily due to increased activity with counterparties located in Western Europe. This was offset by falls in exposure to counterparties in the Asia & Pacific region.

●

Exposure to other financial institutions was made up of exposures to a range of financial companies, the largest of which were funds (24%) securitisation vehicles (22%) and financial intermediaries (13%) including broker dealers and central counterparties (CCPs). The fall in exposure took place across a number of areas, and was caused by idiosyncratic factors and market developments.

●

Exposure to the transport sector included asset-backed exposure to ocean-going vessels. A £1.3 billion fall in exposure was achieved during the period due to disposals, run-off and foreign exchange movements. Defaulted assets (AQ10) in the shipping sector represented 9% of the total exposure to this sector (31 December 2013 - 9%).

53

Appendix 1 Capital and risk management

Credit risk assets (continued)

Asset quality

		30 June 2014				31 December 2013
		RBS excl.				RBS excl.
	Probability of	RCR	RCR	Total	Total	Non-Core	Non-Core	Total	Total
AQ band	default range	£m	£m	£m	%	£m	£m	£m	%

AQ1	0% - 0.034%	117,853	2,542	120,395	21.8	129,197	3,319	132,516	23.1
AQ2	0.034% - 0.048%	22,913	766	23,679	4.3	22,942	1,485	24,427	4.3
AQ3	0.048% - 0.095%	40,632	568	41,200	7.5	41,325	700	42,025	7.3
AQ4	0.095% - 0.381%	127,618	1,751	129,369	23.5	114,258	5,737	119,995	20.9
AQ5	0.381% - 1.076%	79,575	1,837	81,412	14.8	77,676	2,585	80,261	14.0
AQ6	1.076% - 2.153%	35,610	2,514	38,124	6.9	44,476	3,138	47,614	8.3
AQ7	2.153% - 6.089%	28,608	3,164	31,772	5.8	31,504	2,060	33,564	5.9
AQ8	6.089% - 17.222%	7,983	1,575	9,558	1.7	9,492	899	10,391	1.8
AQ9	17.222% - 100%	4,753	987	5,740	1.0	6,741	771	7,512	1.3
AQ10	100%	14,396	22,891	37,287	6.8	21,814	20,743	42,557	7.4
Other (1)		32,550	555	33,105	6.0	30,191	1,903	32,094	5.6

		512,491	39,150	551,641	100	529,616	43,340	572,956	100

Note:

(1)

Largely comprises assets covered by the standardised approach, for which a probability of default equivalent to those assigned to assets covered by the internal ratings based approach is not available.

	RCR		RBS excl. RCR		Total
		% of		% of		% of
		sector		sector		sector
		credit risk		credit risk		credit risk
	AQ10	assets	AQ10	assets	AQ10	assets
AQ10 credit risk assets by sector	£m	%	£m	%	£m	%

30 June 2014
Property	17,459	81.4	3,268	6.5	20,727	29.0
Personal	223	90.6	8,140	4.6	8,363	4.7
Retail & Leisure	1,658	63.3	1,086	4.5	2,744	10.2
Transport	1,384	31.9	295	1.2	1,679	5.9
Business Services	857	52.9	792	3.2	1,649	6.2
Other	1,310	14.7	815	0.4	2,125	1.0

Total	22,891	58.5	14,396	2.8	37,287	6.8

	Non-Core		RBS excl. Non-Core		Total
		% of		% of		% of
		sector		sector		sector
		credit risk		credit risk		credit risk
	AQ10	assets	AQ10	assets	AQ10	assets
31 December 2013	£m	%	£m	%	£m	%

Property	17,437	75.9	6,907	12.9	24,344	31.8
Personal	230	9.9	8,736	5.0	8,966	5.1
Retail & Leisure	1,166	57.6	1,820	7.4	2,986	11.2
Transport	553	10.0	1,262	5.2	1,815	6.1
Business Services	298	30.1	1,421	5.4	1,719	6.2
Other	1,059	11.1	1,668	0.7	2,727	1.2

Total	20,743	47.9	21,814	4.1	42,557	7.4

54

Appendix 1 Capital and risk management

Credit risk assets: Asset quality (continued)

Key points

●	Changes in asset quality of credit risk exposures in H1 2014 reflected the changes in composition of the portfolio, market conditions and the run-off of RCR assets.

●

The decrease in the AQ1 band reflected the decrease in exposure to sovereigns. The increase in the AQ4 band was caused by the recalibration of models for UK personal mortgages to reflect continued improvements in observed default rates.

●

The proportion of exposure in the AQ10 band fell to 6.8% of the total portfolio. This was driven by RCR’s accelerated disposal strategy and the economic climate. The proportion of exposure in AQ10 fell in all sectors that have experienced difficult market conditions in the past few years, including the shipping portfolio.

55

Appendix 1 Capital and risk management

Market risk

Market risk is the risk of losses arising from fluctuations in interest rates, credit spreads, foreign currency rates, equity prices, commodity prices and other factors, such as market volatilities, that may lead to a reduction in earnings, economic value or both. For a description of market risk framework, governance, policies and methodologies, refer to the Risk and balance sheet management - Market risk section in the 2013 Annual Report on Form 20-F. There were no material changes to market risk methodologies or models during H1 2014.

Trading portfolios

Value-at-risk

The tables below analyse the internal value-at-risk (VaR) for RBS trading portfolios segregated by type of market risk exposure, and between CIB and RCR or Non-Core.

	Half year ended								Year ended
	30 June 2014				30 June 2013				31 December 2013
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR (1-day 99%)	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	16.7	14.9	39.8	10.9	40.3	30.3	78.2	24.6	37.2	44.1	78.2	19.1
Credit spread	28.3	24.4	42.8	20.9	72.9	57.9	86.8	55.8	60.0	37.3	86.8	33.3
Currency	5.4	3.0	8.5	2.0	11.2	9.3	20.6	4.6	8.6	6.5	20.6	3.6
Equity	3.5	2.5	6.0	2.1	6.8	4.8	12.8	4.2	5.8	4.1	12.8	3.2
Commodity	0.6	0.7	1.4	0.3	1.3	0.9	3.7	0.5	0.9	0.5	3.7	0.3
Diversification (1)		(24.8)				(23.4)				(23.7)

Total	30.6	20.7	58.2	20.7	96.4	79.8	118.8	69.5	79.3	68.8	118.8	42.1

CIB	28.2	21.3	48.8	20.5	80.1	64.1	104.6	57.6	64.2	52.4	104.6	35.6
RCR (2)	6.0	3.5	16.2	3.3	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	n/a	21.1	19.2	24.9	18.1	19.3	15.2	24.9	14.9

56

Appendix 1 Capital and risk management

Market risk: Trading portfolios:Value-at-risk (continued)

	Quarter ended
	30 June 2014				31 March 2014				31 December 2013
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	14.3	14.9	17.0	12.0	19.1	14.0	39.8	10.9	32.3	44.1	44.1	19.1
Credit spread	25.0	24.4	31.8	20.9	31.4	25.6	42.8	24.1	40.5	37.3	48.4	33.3
Currency	4.4	3.0	8.3	2.0	6.4	3.7	8.5	3.7	5.9	6.5	9.6	3.6
Equity	3.2	2.5	4.9	2.1	3.8	4.5	6.0	2.7	4.3	4.1	12.6	3.2
Commodity	0.6	0.7	1.4	0.4	0.5	0.4	0.8	0.3	0.7	0.5	2.5	0.4
Diversification (1)		(24.8)				(21.1)				(23.7)

Total	24.8	20.7	28.5	20.7	36.3	27.1	58.2	25.8	58.6	68.8	69.7	42.1

CIB	23.8	21.3	28.7	20.5	32.4	23.6	48.8	22.6	44.1	52.4	54.4	35.6
RCR (2)	4.0	3.5	6.8	3.3	8.0	7.5	16.2	3.5	n/a	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	15.7	15.2	17.7	14.9

Notes:

(1)

The Group benefits from diversification as it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

(2)	The detailed RCR perimeter was not finalised at the start of the year. As average, maximum and minimum VaR are measures that require daily data, they have been prepared on a best efforts basis.

Key points

●	The period end and average total VaR were lower in H1 2014 than in H2 2013, driven by continued reductions in credit spread and interest rate VaR, notably during Q1 2014.

●

The reduction in credit spread VaR was primarily driven by credit valuation adjustments (CVA) and funding valuation adjustments being included in the internal VaR measure in February 2014. Previously, only associated hedges were included. This approach reflects a more comprehensive economic view of the risk. Continued risk reduction also contributed to the decline in VaR.

●	The reduction in interest rate VaR was driven by de-risking and repositioning in CIB, primarily in the Rates business.

57

Appendix 1 Capital and risk management

Market risk: Trading portfolios (continued)

Capital charges

The total market risk minimum capital requirement calculated in accordance with CRD IV, £2,669 million at 30 June 2014, represents 8% of the corresponding RWA amount, £33.4 billion. It comprises a number of regulatory capital requirements split into two categories: (i) the Pillar 1 model-based position risk requirement (PRR) of £1,717 million, which in turn comprises several modelled charges and (ii) the standardised PRR of £952 million, which also has several components.

The contributors to the Pillar 1 model-based PRR are presented in the table below.

Following the implementation of CRD IV on 1 January 2014, credit hedges eligible for CVA are no longer included in the modelled market risk capital charges, namely VaR, stressed VaR and the incremental risk charge. Such hedges are now included in the CVA capital charge, which forms part of the capital calculation for counterparty credit risk.

					CRD IV	Basel 2.5
					31 March	31 December
	CRD IV				2014	2013
	Average	Maximum	Minimum	Period end	Period end	Period end
Half year ended 30 June 2014	£m	£m	£m	£m	£m	£m

Value-at-risk	372	527	264	264	367	576
Stressed VaR	791	856	650	650	856	841
Incremental risk charge	429	530	360	360	420	443
All price risk	4	6	-	-	5	8
Risk not in VaR (RNIV)	435	472	406	443	456	218

Total				1,717	2,104	2,086

Key points

●	Overall, the Pillar 1 model-based PRR declined 18% to £1.7 billion in H1 2014, driven by reductions in the VaR and Stressed VaR charges, offset somewhat by an increase in the RNIV charge.

●	The decrease in the VaR charge in H1 was primarily driven by the removal of the CVA eligible hedges (as noted above) and ongoing risk reduction.

●	The decreases in the VaR and Stressed VaR charges in Q2 were driven primarily by a reduction of the asset backed product portfolio in line with risk reduction strategy.

●

Given the reduction in the size of the correlation trading portfolio, RBS ceased using an internal model for all price risk during Q2. With the PRA’s approval, all remaining open risk is now capitalised under standardised rules.

●	The RNIV charge increased in H1 as, following an agreement with the PRA, the materiality threshold previously in place was removed and all RNIVs are now capitalised.

58

Appendix 1 Capital and risk management

Market risk: Non-trading portfolios (continued)

Non-trading portfolios

Non-trading VaR

The average VaR for the Group’s non-trading book, predominantly comprising available-for-sale portfolios, was £4.8 million during H1 2014 compared with £7.8 million during H2 2013. This was largely driven by a decline in the credit spread VaR in Q1, which partly reflected a decision to switch some of the securities that RBS holds as collateral from floating-rate notes issued by financial institutions to government bonds during March as part of efforts to reduce RWAs. The period end VaR decreased from £5.0 million at 31 December 2013 to £3.3 million at 31 March 2014, for the reason explained above. It increased to £5.8 million at 30 June 2014, largely due to data quality improvements that expanded the scope of positions captured in RBS's non-traded VaR metrics.

Structured credit portfolio

The structured credit portfolio is measured on a notional and fair value basis because of its illiquid nature. Notional and fair value decreased to £0.5 billion and £0.4 billion respectively (31 December 2013 - £0.7 billion and £0.5 billion), reflecting the sale of underlying assets, primarily consumer ABS (student loans), RMBS and a small amount of CLOs, in line with RCR strategy.

Non-trading interest rate risk

Non-traded interest rate risk impacts earnings arising from the Group’s banking activities. This excludes positions in financial instruments which are classified as held-for-trading.

The methodology relating to interest rate risk is detailed in the 2013 Annual Report on Form 20-F.

Non-traded interest rate risk VaR metrics are based on interest rate repricing gap reports as at the reporting date. These incorporate customer products and associated funding and hedging transactions as well as non-financial assets and liabilities such as property, plant and equipment, capital and reserves. Behavioural assumptions are applied as appropriate.

VaR does not provide a dynamic measurement of interest rate risk since static underlying repricing gap positions are assumed. Changes in customer behaviour under varying interest rate scenarios are captured by way of earnings at risk measures. VaR relating to non-traded interest rate risk for RBS’s retail and commercial banking activities at a 99% confidence level and a currency analysis at the period end were as follows:

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

30 June 2014	64	68	79	45
31 December 2013	45	51	57	30

			30 June	31 December
			2014	2013
			£m	£m

Euro			3	4
Sterling			8	19
US dollar			73	44
Other			3	2

59

Appendix 1 Capital and risk management

Market risk: Non-trading portfolios (continued)

Key points

●

The increase in period end VaR mainly reflects an increase in the duration of the Group's balance sheet, largely due to action taken by CFG to reduce earnings sensitivity to movements in short-term dollar interest rates.

●

The decline in sterling VaR over the period did not reflect a reduction in RBS's underlying exposure to sterling fixed rate assets, which was broadly unchanged. Instead, it reflected reduced volatility in sterling interest rates over the period and a smoother maturity profile of the underlying exposures.

●	These movements remained well within the Group's approved market risk appetite.

Sensitivity of net interest income

Earnings sensitivity to rate movements is derived from a central forecast over a twelve month period. Market implied forward rates and new business volume, mix and pricing consistent with business assumptions are used to generate a base case earnings forecast.

The following table shows the sensitivity of net interest income, over the next twelve months, to an immediate upward or downward change of 100 basis points to all interest rates. In addition, the table includes the impact of a gradual 400 basis point steepening (bear steepener) and a gradual 300 basis point flattening (bull flattener) of the yield curve at tenors greater than a year.

The scenarios represent annualised interest rate stresses of a scale deemed sufficient to trigger a modification in customer behaviour. The asymmetry in the steepening and flattening scenarios reflects the difference in the expected behaviour of interest rates as they approach zero.

	Euro	Sterling	US dollar	Other	Total
30 June 2014	£m	£m	£m	£m	£m

+ 100 basis point shift in yield curves	27	413	140	23	603
– 100 basis point shift in yield curves	(66)	(280)	(53)	(28)	(427)
Bear steepener					387
Bull flattener					(229)

31 December 2013

+ 100 basis point shift in yield curves	59	416	175	31	681
– 100 basis point shift in yield curves	(29)	(333)	(82)	(15)	(459)
Bear steepener					403
Bull flattener					(273)

Key points

●	The Group's interest rate exposure remains asset sensitive, such that rising rates will have a positive impact on its net interest income.

●	The reduction in interest income sensitivity over the period largely reflects action taken by CFG to reduce earnings sensitivity to movements in short-term dollar interest rates.

60

Appendix 1 Capital and risk management

Country risk

Country risk is the risk of losses occurring as a result of either a country event or unfavourable country operating conditions. As country events may simultaneously affect all or many individual exposures to a country, country event risk is a concentration risk. For other types of concentration risks such as product, sector or single-name concentration, refer to the Credit risk section. For a description of the governance, monitoring and management of RBS’s country risk framework and definitions, refer to Risk and balance sheet management - Country risk of RBS’s 2013 Annual Report on Form 20-F.

Overview

The comments below relate to changes in the six months to 30 June 2014 unless indicated otherwise.

●

Net balance sheet and off-balance sheet exposure to most countries shown in the summary tables declined across most broad product categories. RBS maintained a cautious stance, many clients continued to reduce debt levels, and the US dollar and the euro depreciated against sterling by 3.3% and 3.9% respectively.

●

Total eurozone net balance sheet exposure decreased by £4.9 billion or 5% to £97.6 billion. This was caused largely by reductions in cash deposits held with central banks in Germany and the Netherlands, in corporate lending in Ireland and Germany, and in net held-for-trading (HFT) government bond positions in the Netherlands and Spain. CDS net bought protection on eurozone exposure increased by £1.1 billion. Net HFT debt securities in Germany, France, Belgium, Austria and Finland increased while exposure to the Netherlands, Italy and Spain decreased, driven by market opportunities. Net lending in RCR was £4.3 billion for the eurozone as a whole, including £1.4 billion in Germany, £0.8 billion in Spain and £0.6 billion in both France and Ireland. Commercial real estate sector accounted for broadly half of the total.

●	Eurozone periphery net balance sheet exposure decreased by £1.5 billion to £40.3 billion.
○

Ireland - Ulster Bank Ireland moved £2.0 billion of cash deposits with RBS to the Central Bank of Ireland in anticipation of the new CRD IV liquidity coverage ratio requirements, which will come into effect in 2015. Net lending to corporates and households decreased by £1.4 billion and £0.8 billion respectively, reflecting currency movements, repayments, sales and write-offs.

○

Spain - net balance sheet exposure decreased by £1.8 billion, largely as a result of reductions in net HFT and AFS debt securities and lower lending to the commercial real estate sector. The reduction in AFS securities reflected the sale of some of the covered bonds ('cedulas') in the RBS NV liquidity buffer.

○

Italy - net derivatives to banks increased by £1.2 billion, driven by the novation of a portfolio from a counterparty. The novated exposure is fully cash collateralised. Net HFT government bonds exposure declined by £0.8 billion.

	○	Portugal - net HFT debt securities increased by nearly £0.2 billion reflecting greater appetite for Portuguese trading exposure.

61

Appendix 1 Capital and risk management

Country risk: Overview (continued)

●

Germany - net balance sheet exposure fell by £3.8 billion, mainly due to a decrease of £2.7 billion in cash deposits with the Bundesbank. Other significant reductions were in commercial real estate lending (£1.3 billion) and in derivatives, notably to banks, by £0.6 billion reflecting market movements. Off-balance exposure decreased by £1.0 billion, mostly owing to a reduction in the insurance sector.

●

France - net balance sheet exposure rose by £0.8 billion, reflecting business fluctuations. Off-balance exposure decreased by £0.4 billion, largely due to reductions in the oil and gas, industrials and insurance sectors.

●

Netherlands - net balance sheet exposure fell by £2.8 billion as a result of a drop in HFT government bonds, a decrease in cash deposits held with the central bank, and reductions in AFS debt securities. RBS NV's liquidity needs have decreased in line with balance sheet reductions, and sales are being executed dependent on market conditions, which were relatively benign in H1. Off-balance sheet exposure increased by £0.2 billion, primarily in the non-bank financial institutions sector.

●	Belgium - net balance sheet exposure increased by £1.0 billion, in HFT government bonds. Off balance exposure decreased by £0.3 billion, mostly in the electricity sector.

●	Other eurozone - net HFT government bonds increased by £0.6 billion reflecting increased long positions.

●

China - lending to banks increased by £0.2 billion, while off-balance sheet exposure to banks fell by a similar amount. The bank undertakes stress testing across both financial institutions and corporate portfolios, with early warning indicators and action plans for a possible economic downturn.

●	Japan - net balance sheet exposure decreased by £0.9 billion as a result of reductions in derivatives exposure to banks and other financial institutions and lower corporate lending.

●

India - net balance sheet exposure fell by £0.9 billion, with reductions in lending and AFS debt exposure to banks and in lending to corporate clients. These reductions in part reflected securities and loans sales to reduce risk-weighted assets in favourable market conditions.

●

Russia - net balance sheet exposure decreased by £0.1 billion to £1.8 billion, including £0.9 billion of corporate lending and £0.6 billion of lending to banks. Nearly half of the latter exposure was fully hedged. Following developments in Ukraine, ratings were reviewed, limits adjusted and additional credit restrictions placed on new business. Exposures are also reviewed against any international sanctions.

●	Turkey - lending to banks increased by £0.3 billion, partly reflecting drawings under committed limits.

●

Funding mismatches - material estimated funding mismatches at risk of redenomination at 30 June 2014 were: Ireland £7.5 billion (up from £6.5 billion at 31 December 2013 largely due to the £2.0 billion increase in cash held with the central bank and reduced central bank funding); Spain £5.0 billion (down from £6.5 billion); Italy £0.5 billion (broadly unchanged as assets fell and a central bank funding line was no longer used); and Portugal £0.5 billion (slightly up due to higher debt trading). The net positions for Greece and Cyprus were minimal. Risks of eurozone break-up (redenomination events) have materially fallen since 2011-2012 owing to major improvements in liquidity conditions, driven by the availability of substantial new tools for the ECB, the establishment of the European Stability Mechanism and member countries’ progress on reducing imbalances.

62

Appendix 1 Capital and risk management

Country risk: Summary of country exposures

	Net balance sheet exposure							Of which:					Off-				CDS
	Govt	Central	Other	Other				Net	Debt securities		Net		balance	Total	Lending	AFS	notional less
		banks	banks	FI	Corporate	Personal	Total	lending	AFS/LAR	HFT (net)	Derivatives	SFT	sheet	exposure	provisions	reserves	fair value
30 June 2014	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	323	2,082	741	510	7,516	14,972	26,144	24,628	220	372	924	-	2,808	28,952	10,209	(1)	(65)
Spain	133	2	2,984	1,479	2,573	82	7,253	2,309	3,833	140	970	1	1,849	9,102	181	(215)	(279)
Italy	896	16	2,517	671	1,437	27	5,564	1,473	549	501	3,041	-	2,152	7,716	47	(24)	(827)
Portugal	136	-	362	130	254	9	891	213	90	215	373	-	317	1,208	95	(2)	(156)
Greece	-	-	223	5	100	17	345	78	-	4	263	-	24	369	26	-	(13)
Cyprus	9	-	1	2	107	12	131	103	-	9	19	-	15	146	43	-	-

Eurozone
periphery	1,497	2,100	6,828	2,797	11,987	15,119	40,328	28,804	4,692	1,241	5,590	1	7,165	47,493	10,601	(242)	(1,340)

Germany	8,111	851	3,948	4,567	2,388	95	19,960	3,595	5,518	3,002	6,815	1,030	6,195	26,155	42	60	(1,451)
France	3,203	2	6,895	2,205	2,235	92	14,632	4,053	1,749	2,218	5,931	681	9,393	24,025	132	(27)	(2,326)
Netherlands	(224)	892	5,055	5,132	2,264	27	13,146	3,650	3,856	(534)	6,089	85	9,985	23,131	148	646	(552)
Belgium	1,358	1	1,928	96	402	23	3,808	509	369	871	1,994	65	912	4,720	-	(29)	(237)
Luxembourg	-	268	586	465	578	5	1,902	1,024	86	143	526	123	1,201	3,103	47	-	(100)
Other	1,906	22	790	181	871	19	3,789	1,082	500	954	1,248	5	1,040	4,829	-	(21)	(679)

Total
eurozone	15,851	4,136	26,030	15,443	20,725	15,380	97,565	42,717	16,770	7,895	28,193	1,990	35,891	133,456	10,970	387	(6,685)

China	161	126	3,013	282	1,572	45	5,199	4,882	130	12	175	-	1,394	6,593	8	-	(7)
Japan	565	1,416	1,294	561	455	35	4,326	2,288	12	518	1,229	279	792	5,118	2	-	(21)
India	470	77	486	129	1,635	38	2,835	2,304	366	121	44	-	764	3,599	18	(2)	(28)
Russia	81	80	631	45	942	55	1,834	1,738	81	-	15	-	216	2,050	4	(1)	(101)
Turkey	97	67	423	110	1,050	18	1,765	1,654	44	9	57	1	169	1,934	17	-	(40)
South Korea	241	1	830	51	543	3	1,669	1,192	131	138	208	-	520	2,189	-	-	126
Brazil	267	-	901	8	131	3	1,310	966	-	274	70	-	206	1,516	-	-	(3)

These tables show RBS exposure, at 30 June 2014 and 31 December 2013 by country of operation of the counterparty, except exposures to governments and individuals which are shown by country of residence. Balance sheet exposures are now shown net of loan impairment provisions and prior period data are shown on the same basis. Countries shown are those where the balance sheet exposure exceeded £1 billion and which had ratings of A+ or below from Standard and Poor’s, Moody’s or Fitch at 30 June 2014, as well as selected eurozone countries. The exposures are stated before taking into account risk mitigants, such as guarantees, insurance or collateral (with the exception of reverse repos). Exposures relating to ocean-going vessels are not included as they cannot be meaningfully assigned to specific countries from a country risk perspective.

63

Appendix 1 Capital and risk management

Country risk: Summary of country exposures

	Net balance sheet exposure							Of which:					Off-
	Govt	Central	Other	Other				Net	Debt securities		Net		balance	Total	Lending	AFS	CDS notional
		banks	banks	FI	Corporate	Personal	Total	lending	AFS/LAR	HFT (net)	Derivatives	SFT	sheet	exposure	provisions	reserves	less fair value
31 December 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	188	116	688	561	8,973	15,821	26,347	24,893	233	248	900	73	2,711	29,058	10,701	(9)	(166)
Spain	858	-	3,439	1,405	3,093	293	9,088	3,084	4,162	853	989	-	1,981	11,069	177	(449)	(444)
Italy	1,676	22	1,329	891	1,171	26	5,115	1,582	519	1,240	1,774	-	1,962	7,077	46	(43)	(734)
Portugal	35	-	310	114	312	6	777	290	93	43	351	-	280	1,057	99	(5)	(163)
Greece	-	1	228	1	105	14	349	89	-	-	260	-	38	387	38	-	(12)
Cyprus	2	-	1	-	144	10	157	139	-	2	16	-	18	175	54	-	-

Eurozone
periphery	2,759	139	5,995	2,972	13,798	16,170	41,833	30,077	5,007	2,386	4,290	73	6,990	48,823	11,115	(506)	(1,519)

Germany	7,215	3,588	5,044	4,265	3,520	90	23,722	8,013	5,168	2,524	7,416	601	7,189	30,911	211	29	(1,340)
France	2,806	-	6,714	1,832	2,427	79	13,858	4,197	1,692	1,678	5,660	631	9,807	23,665	123	(32)	(1,747)
Netherlands	1,509	1,713	4,604	5,786	2,303	21	15,936	4,652	4,661	819	5,697	107	9,763	25,699	187	97	(356)
Belgium	106	-	1,995	267	431	2	2,801	713	443	(480)	2,123	2	1,170	3,971	26	(34)	(123)
Luxembourg	(1)	11	524	659	386	4	1,583	741	75	98	581	88	1,043	2,626	50	-	(58)
Other	1,075	22	654	160	783	18	2,712	879	510	331	918	74	1,202	3,914	1	(24)	(476)

Total
eurozone	15,469	5,473	25,530	15,941	23,648	16,384	102,445	49,272	17,556	7,356	26,685	1,576	37,164	139,609	11,713	(470)	(5,619)

China	345	200	2,794	244	1,518	33	5,134	4,584	166	13	370	1	1,689	6,823	16	(1)	(14)
Japan	(129)	1,600	2,240	830	687	34	5,262	2,795	72	(172)	2,365	202	352	5,614	2	-	4
India	536	70	949	91	2,050	36	3,732	2,909	571	160	92	-	813	4,545	18	(4)	(21)
Russia	152	37	754	6	949	53	1,951	1,781	149	2	19	-	364	2,315	2	-	(65)
Turkey	173	59	169	126	1,064	24	1,615	1,404	50	67	94	-	324	1,939	18	-	(32)
South Korea	238	4	755	133	576	2	1,708	1,125	179	154	250	-	681	2,389	-	-	176
Brazil	262	-	914	2	148	3	1,329	977	-	268	84	-	245	1,574	-	-	12

64

Appendix 2

Restatement

4

1

The Royal Bank of Scotland Group plc (“RBS”)

Divisional Reorganisation and Reporting Changes

This appendix provides further details of the changes to the RBS structure announced in February 2014 and includes restated segmental results for the year ended 31 December 2013, 2012 and 2011 on the basis of the new reportable segments. To aid comparison of RBS’s second quarter 2014 results with prior periods, restated financial information for the periods ended 31 March 2014 and 30 June 2013 is also contained within.

While these restatements affect the segmental results, they do not affect RBS’s overall statutory income statement, balance sheet, other primary statements or regulatory capital measures.

Refer to pages 3 and 4 of this Form 6-K for further information on the divisional reorganisation and reporting changes.

Document roadmap

Segmental analysis includes the information contained in Note 38 of the Consolidated Financial Statements included in the Form 20-F filed on 30 April 2014, restated for the change in reportable segments.

Components of reportable segments summarises the performance of each of the new reportable segments and shows how the previously reported divisions have been allocated to the new reportable segments.

Allocation of previous divisions to new reportable segments shows the impact of the reconciling items and revised costs allocations on the previously reported divisional results and shows how these divisions have been allocated to the new reportable segments.

2

Segmental analysis

3

Segmental analysis

The tables in this section include the information contained in Note 38 of the Financial Statements (Item 18) in the Form 20-F filed on 30 April 2014, restated for the change in reportable segments.

This section includes only those periods applicable to the Form 20-F.

4

Segmental analysis (continued)

2013	Net				Depreciation
	interest	Non-interest	Total	Operating	and	Impairment	Operating
	income	income	income	expenses	amortisation	losses	profit/(loss)
	£m	£m	£m	£m	£m	£m	£m

UK Personal and Business Banking	4,490	1,323	5,813	(4,493)	-	(501)	819
Ulster Bank	619	240	859	(694)	-	(1,774)	(1,609)

Personal & Business Banking	5,109	1,563	6,672	(5,187)	-	(2,275)	(790)

Commercial Banking	1,962	1,195	3,157	(1,840)	(135)	(652)	530
Private Banking	658	419	1,077	(1,109)	-	(29)	(61)

Commercial & Private Banking	2,620	1,614	4,234	(2,949)	(135)	(681)	469

Corporate & Institutional Banking	682	4,326	5,008	(7,094)	(116)	(680)	(2,882)
Central items	788	121	909	719	(917)	(64)	647
Citizens Financial Group	1,892	1,073	2,965	(2,041)	(163)	(156)	605
Non-Core	(99)	(247)	(346)	(548)	(79)	(4,576)	(5,549)

Non-statutory basis	10,992	8,450	19,442	(17,100)	(1,410)	(8,432)	(7,500)

Reconciling items
Own credit adjustments	-	(120)	(120)	-	-	-	(120)
Gain on redemption of own debt	-	175	175	-	-	-	175
Write-down of goodwill	-	-	-	(1,059)	-	-	(1,059)
Strategic disposals	-	161	161	-	-	-	161
RFS Holdings minority interest	(11)	110	99	1	-	-	100

Statutory basis	10,981	8,776	19,757	(18,158)	(1,410)	(8,432)	(8,243)

2012	Net				Depreciation
	interest	Non-interest	Total	Operating	and	Impairment	Operating
	income	income	income	expenses	amortisation	losses	profit/(loss)
	£m	£m	£m	£m	£m	£m	£m

UK Personal and Business Banking	4,532	1,352	5,884	(4,472)	-	(741)	671
Ulster Bank	635	196	831	(600)	-	(1,364)	(1,133)

Personal & Business Banking	5,167	1,548	6,715	(5,072)	-	(2,105)	(462)

Commercial Banking	1,969	1,351	3,320	(1,859)	(168)	(545)	748
Private Banking	676	450	1,126	(945)	6	(46)	141

Commercial & Private Banking	2,645	1,801	4,446	(2,804)	(162)	(591)	889

Corporate & Institutional Banking	814	5,597	6,411	(6,278)	(151)	(229)	(247)
Central items	609	519	1,128	791	(1,034)	(40)	845
Citizens Financial Group	1,938	1,159	3,097	(2,047)	(199)	(91)	760
Non-Core	244	44	288	(707)	(256)	(2,223)	(2,898)

Non-statutory basis	11,417	10,668	22,085	(16,117)	(1,802)	(5,279)	(1,113)

Reconciling items
Own credit adjustments	-	(4,649)	(4,649)	-	-	-	(4,649)
Gain on redemption of own debt	-	454	454	-	-	-	454
Write-down of goodwill	-	-	-	(18)	-	-	(18)
Asset Protection Scheme	-	(44)	(44)	-	-	-	(44)
Strategic disposals	-	113	113	-	-	-	113
RFS Holdings minority interest	(15)	(3)	(18)	(2)	-	-	(20)

Statutory basis	11,402	6,539	17,941	(16,137)	(1,802)	(5,279)	(5,277)

5

Segmental analysis (continued)

2011	Net				Depreciation
	interest	Non-interest	Total	Operating	and	Impairment	Operating
	income	income	income	expenses	amortisation	losses	profit/(loss)
	£m	£m	£m	£m	£m	£m	£m

UK Personal and Business Banking	4,871	1,599	6,470	(4,355)	-	(1,047)	1,068
Ulster Bank	713	211	924	(611)	(1)	(1,384)	(1,072)

Personal & Business Banking	5,584	1,810	7,394	(4,966)	(1)	(2,431)	(4)

Commercial Banking	2,007	1,353	3,360	(1,588)	(169)	(467)	1,136
Private Banking	589	459	1,048	(917)	13	(25)	119

Commercial & Private Banking	2,596	1,812	4,408	(2,505)	(156)	(492)	1,255

Corporate & Institutional Banking	1,183	5,771	6,954	(5,981)	(112)	(273)	588
Central items	425	202	627	993	(982)	2	640
Citizens Financial Group	1,911	1,152	3,063	(2,002)	(217)	(326)	518
Non-Core	612	361	973	(934)	(371)	(3,917)	(4,249)

Non-statutory basis	12,311	11,108	23,419	(15,395)	(1,839)	(7,437)	(1,252)

Reconciling items
Own credit adjustments	-	1,914	1,914	-	-	-	1,914
Sovereign debt impairment and related	-			-	-
interest rate hedge adjustments	-	-	-	-	-	(1,268)	(1,268)
Gain on redemption of own debt	-	255	255	-	-	-	255
Asset Protection Scheme	-	(906)	(906)	-	-	-	(906)
Strategic disposals	-	(25)	(25)	(80)	-	-	(105)
Bonus tax	-	-	-	(27)	-	-	(27)
RFS Holdings minority interest	(8)	2	(6)	1	-	(2)	(7)

Statutory basis	12,303	12,348	24,651	(15,501)	(1,839)	(8,707)	(1,396)

	2013			2012			2011
Total income		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK Personal and Business Banking	5,820	(7)	5,813	6,007	(123)	5,884	6,542	(72)	6,470
Ulster Bank	736	123	859	754	77	831	945	(21)	924

Personal & Business Banking	6,556	116	6,672	6,761	(46)	6,715	7,487	(93)	7,394

Commercial Banking	3,472	(315)	3,157	3,742	(422)	3,320	3,796	(436)	3,360
Private Banking	585	492	1,077	448	678	1,126	436	612	1,048

Commercial & Private Banking	4,057	177	4,234	4,190	256	4,446	4,232	176	4,408

Corporate & Institutional Banking	4,736	272	5,008	6,057	354	6,411	6,821	133	6,954
Central items	1,164	(255)	909	998	130	1,128	(299)	926	627
Citizens Financial Group	2,883	82	2,965	2,973	124	3,097	2,874	189	3,063
Non-Core	44	(390)	(346)	1,104	(816)	288	2,304	(1,331)	973
Non-statutory basis	19,440	2	19,442	22,083	2	22,085	23,419	-	23,419

Reconciling items
Own credit adjustments	(120)	-	(120)	(4,649)	-	(4,649)	1,914	-	1,914
Gain on redemption of own debt	175	-	175	454	-	454	255	-	255
Asset Protection Scheme	-	-	-	(44)	-	(44)	(906)	-	(906)
Strategic disposals	161	-	161	113	-	113	(25)	-	(25)
RFS Holdings minority interest	101	(2)	99	(16)	(2)	(18)	(6)	-	(6)

Statutory basis	19,757	-	19,757	17,941	-	17,941	24,651	-	24,651

6

Segmental analysis (continued)

	2013			2012			2011
Total revenue		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK Personal and Business Banking	7,306	17	7,323	7,491	870	8,361	7,884	449	8,333
Ulster Bank	1,022	67	1,089	1,076	-	1,076	1,298	104	1,402

Personal & Business Banking	8,328	84	8,412	8,567	870	9,437	9,182	553	9,735
Commercial Banking	3,544	31	3,575	3,778	47	3,825	3,750	63	3,813
Private Banking	984	635	1,619	1,043	839	1,882	1,026	731	1,757

Commercial & Private Banking	4,528	666	5,194	4,821	886	5,707	4,776	794	5,570

Corporate & Institutional Banking	6,418	4,925	11,343	8,130	6,130	14,260	9,104	7,469	16,573
Central items	2,702	8,675	11,377	2,936	14,248	17,184	2,945	13,136	16,081
Citizens Financial Group	3,208	94	3,302	3,413	132	3,545	3,479	197	3,676
Non-Core	948	523	1,471	2,164	815	2,979	3,625	387	4,012

Non-statutory basis	26,132	14,967	41,099	30,031	23,081	53,112	33,111	22,536	55,647

Reconciling items
Own credit adjustments	(120)	-	(120)	(4,649)	-	(4,649)	1,914	-	1,914
Gain on redemption of own debt	175	-	175	454	-	454	255	-	255
Asset Protection Scheme	-	-	-	(44)	-	(44)	(906)	-	(906)
Strategic disposals	161	-	161	113	-	113	(25)	-	(25)
RFS Holdings minority interest	110	-	110	(2)	-	(2)	(3)	-	(3)
Eliminations	-	(14,967)	(14,967)	-	(23,081)	(23,081)	-	(22,536)	(22,536)

Statutory basis	26,458	-	26,458	25,903	-	25,903	34,346	-	34,346

Total assets	2013			2012			2011
			Cost to			Cost to			Cost to
			acquire fixed			acquire fixed			acquire fixed
			assets and			assets and			assets and
			intangible			intangible			intangible
	Assets	Liabilities	assets	Assets	Liabilities	assets	Assets	Liabilities	assets
	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK Personal and Business Banking	132,154	146,256	-	133,014	136,686	-	131,815	130,830	-
Ulster Bank	28,183	27,047	11	30,727	28,745	4	34,783	27,782	45

Personal & Business Banking	160,337	173,303	11	163,741	165,431	4	166,598	158,612	45
Commercial Banking	87,899	93,200	83	88,432	94,378	345	88,328	93,958	712
Private Banking	21,148	37,564	27	21,494	39,431	51	21,742	39,052	65

Commercial & Private Banking	109,047	130,764	110	109,926	133,809	396	110,070	133,010	777

Corporate & Institutional Banking	551,200	512,691	508	775,849	754,953	390	905,770	911,713	1,571
Central items	103,470	84,279	842	112,960	104,841	991	130,181	133,286	960
Citizens Financial Group	71,738	61,289	267	72,904	63,116	308	76,095	67,376	271
Non-Core	31,177	6,100	18	63,380	9,858	169	104,606	18,219	841

	1,026,969	968,426	1,756	1,298,760	1,232,008	2,258	1,493,320	1,422,216	4,465

Reconciling items
Direct Line Group	-	-	-	12,697	9,267	275	12,743	8,077	99
RFS Holdings minority interest	909	237	-	838	572	-	804	521	-

	1,027,878	968,663	1,756	1,312,295	1,241,847	2,533	1,506,867	1,430,814	4,564

7

Segmental analysis (continued)

Segmental analysis of assets and liabilities included in disposal groups:

	2013		2012		2011
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m

UK Personal and Business Banking	-	-	-	-	18,775	21,785
Ulster Bank	-	-	-	-	-	-

Personal & Business Banking	-	-	-	-	18,775	21,785

Commercial Banking	-	-	-	-	-	-
Private Banking	3	-	-	-	-	-

Commercial & Private Banking	3	-	-	-	-	-

Corporate & Institutional Banking	78	48	235	53	431	117
Central items	882	1	(74)	1	136	2
Citizens Financial Group	679	3,190	-	-	-	-
Non-Core	773	21	576	808	5,670	1,779
Direct Line Group	-	-	12,697	9,267	-	-
RFS Holdings minority interest	602	118	579	41	438	312

	3,017	3,378	14,013	10,170	25,450	23,995

Segmental analysis of goodwill is as follows:

	UK PBB	Commercial Banking	Private Banking	Corporate & Institutional Banking	Citizens Financial Group	Non-Core	Direct Line Group	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2011	3,431	2,121	812	1,223	3,980	15	946	12,528
Transfer to disposal groups	-	-	-	-	-	(15)	-	(15)
Currency translation and other adjustments	-	-	-	(27)	12	-	(1)	(16)
Acquisitions	-	-	-	18	-	-	-	18
Write-down of goodwill
- continuing operations	(80)	-	-	-	-	-	-	(80)
- discontinued operations	-	-	-	-	-	-	(11)	(11)

At 1 January 2012	3,351	2,121	812	1,214	3,992	-	934	12,424
Transfers to disposal groups	-	-	-	-	-	-	(540)	(540)
Disposals	-	-	(9)	-	-	-	-	(9)
Currency translation and other adjustments	-	-	(3)	(25)	(169)	-	-	(197)
Write-down of goodwill
- continuing operations	-	-	-	(18)	-	-	-	(18)
- discontinued operations	-	-	-	-	-	-	(394)	(394)

At 1 January 2013	3,351	2,121	800	1,171	3,823	-	-	11,266
Disposals	-	-	(1)	-	-	-	-	(1)
Currency translation and other adjustments	-	-	2	19	(88)	-	-	(67)
Write-down of goodwill	-	-	-	(1,059)	-	-	-	(1,059)

At 31 December 2013	3,351	2,121	801	131	3,735	-	-	10,139

8

Components of reportable segments

9

Components of reportable segments

The tables in this section summarise the performance of each of the new reportable segments and show how the previously reported divisions have been allocated to them.

Personal & Business Banking (PBB) includes the reportable segments UK Personal & Business Banking (UK PBB) and Ulster Bank (unchanged from previous reporting structure). UK PBB includes the whole of UK Retail and Business Banking operations, which serves customers with a turnover of up to £2 million which was previously included in UK Corporate division. Williams & Glyn is included in this segment.

Commercial & Private Banking (CPB) includes the reportable segments Commercial Banking and Private Banking. Commercial Banking comprises the commercial and mid-corporate elements of UK Corporate. It also includes a small number of large domestically focused UK Corporates previously reported within International Banking.

Corporate & Institutional Banking (CIB) includes the majority of customers previously reported within the International Banking and Markets businesses. CIB is reported as a single reportable segment.

In the new reporting structure, US Retail & Commercial (US R&C) is now referred to as CFG and Wealth is now referred to as Private Banking.

10

UK Personal & Business Banking

	Quarter ended 31 March 2014
	Allocated from
	UK Retail	UK Corporate	UK PBB
Income statement	£m	£m	£m

Net interest income	972	152	1,124
Non-interest income	246	93	339

Total income	1,218	245	1,463

Direct expenses
- staff	(162)	(63)	(225)
- other	(120)	(10)	(130)
Indirect expenses	(437)	(83)	(520)
Restructuring costs
- indirect	11	(1)	10

Operating expenses	(708)	(157)	(865)

Profit before impairment losses	510	88	598
Impairment losses	(59)	(29)	(88)

Operating profit	451	59	510

	Year ended 31 December 2013
	Allocated from
	UK Retail	UK Corporate	UK PBB
Income statement	£m	£m	£m

Net interest income	3,883	607	4,490
Non-interest income	958	365	1,323

Total income	4,841	972	5,813

Direct expenses
- staff	(674)	(259)	(933)
- other	(442)	(82)	(524)
Indirect expenses	(1,637)	(312)	(1,949)
Restructuring costs
- direct	(118)	-	(118)
- indirect	(94)	(15)	(109)
Litigation and conduct costs	(860)	-	(860)

Operating expenses	(3,825)	(668)	(4,493)

Profit before impairment losses	1,016	304	1,320
Impairment losses	(324)	(177)	(501)

Operating profit	692	127	819

11

UK Personal & Business Banking

	Half year ended 30 June 2013
	Allocated from
	UK Retail	UK Corporate	UK PBB
Income statement	£m	£m	£m

Net interest income	1,897	303	2,200
Non-interest income	451	178	629

Total income	2,348	481	2,829

Direct expenses
- staff	(339)	(130)	(469)
- other	(171)	(29)	(200)
Indirect expenses	(802)	(145)	(947)
Restructuring costs
- direct	(70)	-	(70)
- indirect	(34)	(5)	(39)
Litigation and conduct costs	(160)	-	(160)

Operating expenses	(1,576)	(309)	(1,885)

Profit before impairment losses	772	172	944
Impairment losses	(169)	(87)	(256)

Operating profit	603	85	688

	Quarter ended 30 June 2013
	Allocated from
	UK Retail	UK Corporate	UK PBB
Income statement	£m	£m	£m

Net interest income	965	153	1,118
Non-interest income	225	95	320

Total income	1,190	248	1,438

Direct expenses
- staff	(171)	(64)	(235)
- other	(83)	(13)	(96)
Indirect expenses	(409)	(75)	(484)
Restructuring costs
- direct	(47)	-	(47)
- indirect	(19)	(3)	(22)
Litigation and conduct costs	(160)	-	(160)

Operating expenses	(889)	(155)	(1,044)

Profit before impairment losses	301	93	394
Impairment losses	(89)	(37)	(126)

Operating profit	212	56	268

12

UK Personal & Business Banking

	Year ended 31 December 2012
	Allocated from
	UK Retail	UK Corporate	UK PBB
Income statement	£m	£m	£m

Net interest income	3,831	701	4,532
Non-interest income	979	373	1,352

Total income	4,810	1,074	5,884

Direct expenses
- staff	(746)	(258)	(1,004)
- other	(255)	(29)	(284)
Indirect expenses	(1,586)	(269)	(1,855)
Restructuring costs
- direct	(140)	-	(140)
- indirect	(89)	(15)	(104)
Litigation and conduct costs	(1,085)	-	(1,085)

Operating expenses	(3,901)	(571)	(4,472)

Profit before impairment losses	909	503	1,412
Impairment losses	(529)	(212)	(741)

Operating profit	380	291	671

	Year ended 31 December 2011
	Allocated from
	UK Retail	UK Corporate	UK PBB
Income statement	£m	£m	£m

Net interest income	4,096	775	4,871
Non-interest income	1,206	393	1,599

Total income	5,302	1,168	6,470

Direct expenses
- staff	(807)	(253)	(1,060)
- other	(294)	(26)	(320)
Indirect expenses	(1,667)	(276)	(1,943)
Restructuring costs
- direct	(86)	-	(86)
- indirect	(63)	(35)	(98)
Litigation and conduct costs	(848)	-	(848)

Operating expenses	(3,765)	(590)	(4,355)

Profit before impairment losses	1,537	578	2,115
Impairment losses	(788)	(259)	(1,047)

Operating profit	749	319	1,068

13

Commercial Banking

	Quarter ended 31 March 2014
	Allocated from
		International		Commercial
	UK Corporate	Banking	Centre	Banking
Income statement	£m	£m	£m	£m

Net interest income	476	1	11	488
Non-interest income	287	2	(7)	282

Total income	763	3	4	770

Direct expenses
- staff	(133)	-	-	(133)
- other	(63)	-	-	(63)
Indirect expenses	(212)	-	-	(212)
Restructuring costs
- indirect	(1)	-	-	(1)

Operating expenses	(409)	-	-	(409)

Profit before impairment losses	354	3	4	361
Impairment losses	(40)	-	-	(40)

Operating profit	314	3	4	321

	Year ended 31 December 2013
	Allocated from
		International		Commercial
	UK Corporate	Banking	Centre	Banking
Income statement	£m	£m	£m	£m

Net interest income	1,934	9	19	1,962
Non-interest income	1,195	7	(7)	1,195

Total income	3,129	16	12	3,157

Direct expenses
- staff	(514)	(1)	-	(515)
- other	(272)	-	-	(272)
Indirect expenses	(886)	-	-	(886)
Restructuring costs
- direct	(18)	-	-	(18)
- indirect	(37)	-	-	(37)
Litigation and conduct costs	(247)	-	-	(247)

Operating expenses	(1,974)	(1)	-	(1,975)

Profit before impairment losses	1,155	15	12	1,182
Impairment losses	(652)	-	-	(652)

Operating profit	503	15	12	530

14

Commercial Banking

	Half year ended 30 June 2013
	Allocated from
		International		Commercial
	UK Corporate	Banking	Centre	Banking
Income statement	£m	£m	£m	£m

Net interest income	925	4	7	936
Non-interest income	611	4	(2)	613

Total income	1,536	8	5	1,549

Direct expenses
- staff	(254)	-	-	(254)
- other	(145)	-	-	(145)
Indirect expenses	(401)	-	-	(401)
Restructuring costs
- direct	(14)	-	-	(14)
- indirect	(15)	-	-	(15)
Litigation and conduct costs	(25)	-	-	(25)

Operating expenses	(854)	-	-	(854)

Profit before impairment losses	682	8	5	695
Impairment losses	(282)	-	-	(282)

Operating profit	400	8	5	413

	Quarter ended 30 June 2013
	Allocated from
		International		Commercial
	UK Corporate	Banking	Centre	Banking
Income statement	£m	£m	£m	£m

Net interest income	479	2	3	484
Non-interest income	323	2	-	325

Total income	802	4	3	809

Direct expenses
- staff	(127)	-	-	(127)
- other	(77)	-	-	(77)
Indirect expenses	(205)	-	-	(205)
Restructuring costs
- direct	(7)	-	-	(7)
- indirect	(9)	-	-	(9)

Operating expenses	(425)	-	-	(425)

Profit before impairment losses	377	4	3	384
Impairment losses	(155)	-	-	(155)

Operating profit	222	4	3	229

15

Commercial Banking

	Year ended 31 December 2012
	Allocated from
		International		Commercial
	UK Corporate	Banking	Centre	Banking
Income statement	£m	£m	£m	£m

Net interest income	1,958	10	1	1,969
Non-interest income	1,343	8	-	1,351

Total income	3,301	18	1	3,320

Direct expenses
- staff	(535)	(1)	-	(536)
- other	(264)	-	-	(264)
Indirect expenses	(774)	-	-	(774)
Restructuring costs
- direct	(71)	-	-	(71)
- indirect	(39)	-	-	(39)
Litigation and conduct costs	(343)	-	-	(343)

Operating expenses	(2,026)	(1)	-	(2,027)

Profit before impairment losses	1,275	17	1	1,293
Impairment losses	(545)	-	-	(545)

Operating profit	730	17	1	748

	Year ended 31 December 2011
	Allocated from
		International		Commercial
	UK Corporate	Banking	Centre	Banking
Income statement	£m	£m	£m	£m

Net interest income	1,997	10	-	2,007
Non-interest income	1,345	8	-	1,353

Total income	3,342	18	-	3,360

Direct expenses
- staff	(564)	(1)	-	(565)
- other	(282)	-	-	(282)
Indirect expenses	(782)	-	-	(782)
Restructuring costs
- direct	(35)	-	-	(35)
- indirect	(93)	-	-	(93)
Litigation and conduct costs	-	-	-	-

Operating expenses	(1,756)	(1)	-	(1,757)

Profit before impairment losses	1,586	17	-	1,603
Impairment losses	(467)	-	-	(467)

Operating profit	1,119	17	-	1,136

16

Corporate & Institutional Banking

	Quarter ended 31 March 2014
	Allocated from
		International		Total
	UK Corporate	Banking	Markets	CIB
Income statement	£m	£m	£m	£m

Net interest income	23	155	1	179
Non-interest income	17	246	909	1,172

Total income	40	401	910	1,351

Direct expenses
- staff	(5)	(62)	(205)	(272)
- other	(5)	(18)	(90)	(113)
Indirect expenses	(5)	(242)	(341)	(588)
Restructuring costs
- direct	-	(1)	(14)	(15)
- indirect	-	7	(31)	(24)

Operating expenses	(15)	(316)	(681)	(1,012)

Operating profit before impairment losses	25	85	229	339
Impairment recoveries/(losses)	6	(10)	(2)	(6)

Operating profit	31	75	227	333
	Year ended 31 December 2013
	Allocated from
		International		Total
	UK Corporate	Banking	Markets	CIB
Income statement	£m	£m	£m	£m

Net interest income	124	660	(102)	682
Non-interest income	33	1,128	3,165	4,326

Total income	157	1,788	3,063	5,008

Direct expenses
- staff	(16)	(313)	(655)	(984)
- other	(2)	(92)	(596)	(690)
Indirect expenses	(23)	(979)	(1,891)	(2,893)
Restructuring costs
- direct	-	(11)	(74)	(85)
- indirect	(1)	(98)	(18)	(117)
Litigation and conduct costs	-	-	(2,441)	(2,441)

Operating expenses	(42)	(1,493)	(5,675)	(7,210)

Profit/(loss) before impairment losses	115	295	(2,612)	(2,202)
Impairment losses	(359)	(229)	(92)	(680)

Operating (loss)/profit	(244)	66	(2,704)	(2,882)

17

Corporate & Institutional Banking

	Half year ended 30 June 2013
	Allocated from
		International		Total
	UK Corporate	Banking	Markets	CIB
Income statement	£m	£m	£m	£m

Net interest income	59	350	(96)	313
Non-interest income	16	572	1,807	2,395

Total income	75	922	1,711	2,708

Direct expenses
- staff	(8)	(164)	(408)	(580)
- other	(1)	(39)	(244)	(284)
Indirect expenses	(11)	(462)	(852)	(1,325)
Restructuring costs
- direct	-	(4)	(33)	(37)
- indirect	-	(37)	(9)	(46)
Litigation and conduct costs	-	-	(410)	(410)

Operating expenses	(20)	(706)	(1,956)	(2,682)

Profit/(loss) before impairment losses	55	216	(245)	26
Impairment losses	(10)	(154)	(59)	(223)

Operating profit/(loss)	45	62	(304)	(197)
	Quarter ended 30 June 2013
	Allocated from
		International		Total
	UK Corporate	Banking	Markets	CIB
Income statement	£m	£m	£m	£m

Net interest income	29	170	(57)	142
Non-interest income	9	289	796	1,094

Total income	38	459	739	1,236

Direct expenses
- staff	(4)	(81)	(162)	(247)
- other	-	(18)	(136)	(154)
Indirect expenses	(6)	(230)	(421)	(657)
Restructuring costs
- direct	-	(2)	(22)	(24)
- indirect	-	(22)	2	(20)
Litigation and conduct costs	-	-	(385)	(385)

Operating expenses	(10)	(353)	(1,124)	(1,487)

Profit/(loss) before impairment losses	28	106	(385)	(251)
Impairment losses	(2)	(99)	(43)	(144)

Operating profit/(loss)	26	7	(428)	(395)

18

Corporate & Institutional Banking

	Year ended 31 December 2012
	Allocated from
		International		Total
	UK Corporate	Banking	Markets	CIB
Income statement	£m	£m	£m	£m

Net interest income	123	894	(203)	814
Non-interest income	33	1,192	4,372	5,597

Total income	156	2,086	4,169	6,411

Direct expenses
- staff	(21)	(368)	(974)	(1,363)
- other	(5)	(99)	(412)	(516)
Indirect expenses	(21)	(987)	(1,837)	(2,845)
Restructuring costs
- direct	-	(91)	(330)	(421)
- indirect	(1)	(161)	(399)	(561)
Litigation and conduct costs	-	-	(723)	(723)

Operating expenses	(48)	(1,706)	(4,675)	(6,429)

Profit/(loss) before impairment losses	108	380	(506)	(18)
Impairment losses	(81)	(111)	(37)	(229)

Operating profit/(loss)	27	269	(543)	(247)
	Year ended 31 December 2011
	Allocated from
		International		Total
	UK Corporate	Banking	Markets	CIB
Income statement	£m	£m	£m	£m

Net interest income	123	1,175	(115)	1,183
Non-interest income	33	1,390	4,348	5,771

Total income	156	2,565	4,233	6,954

Direct expenses
- staff	(21)	(499)	(1,254)	(1,774)
- other	(9)	(142)	(470)	(621)
Indirect expenses	(22)	(998)	(2,111)	(3,131)
Restructuring costs
- direct	-	(42)	(243)	(285)
- indirect	(2)	(80)	(200)	(282)

Operating expenses	(54)	(1,761)	(4,278)	(6,093)

Profit/(loss) before impairment losses	102	804	(45)	861
Impairment losses	(67)	(168)	(38)	(273)

Operating profit/(loss)	35	636	(83)	588

19

Central items

Quarter ended 31 March 2014
Net impact
		of revised	Allocated to	Unallocated
	Previously	Treasury	Commercial	cost
	reported	allocations	Banking	allocations	Total
	£m	£m	£m	£m	£m

Central items not allocated	(76)	154	(4)	(69)	5

Year ended 31 December 2013
Net impact
		of revised	Allocated to	Unallocated
	Previously	Treasury	Commercial	cost
	reported	allocations	Banking	allocations	Total
	£m	£m	£m	£m	£m

Central items not allocated	(89)	660	(12)	88	647

Half year ended 30 June 2013
Net impact
		of revised	Allocated to	Unallocated
	Previously	Treasury	Commercial	cost
	reported	allocations	Banking	allocations	Total
	£m	£m	£m	£m	£m

Central items not allocated	104	385	(5)	69	553

Quarter ended 30 June 2013
Net impact
		of revised	Allocated to	Unallocated
	Previously	Treasury	Commercial	cost
	reported	allocations	Banking	allocations	Total
	£m	£m	£m	£m	£m

Central items not allocated	140	173	(3)	42	352

Year ended 31 December 2012
Net impact
		of revised	Allocated to	Unallocated
	Previously	Treasury	Commercial	cost
	reported	allocations	Banking	allocations	Total
	£m	£m	£m	£m	£m

Central items not allocated	84	735	(1)	27	845

Year ended 31 December 2011
Net impact
		of revised	Allocated to	Unallocated
	Previously	Treasury	Commercial	cost
	reported	allocations	Banking	allocations	Total
	£m	£m	£m	£m	£m

Central items not allocated	(34)	605	-	69	640

20

Allocation of previous divisions to new reportable segments

21

Allocation of previous divisions to new reportable segments

The tables in this section summarise the performance of the previously reported divisions, as adjusted for the reporting changes outlined on pages 3 and 4 of this Form 6-K, and show how these divisions have been allocated to the new reportable segments.

In the first quarter of 2014, RBS reclassified certain costs between direct and indirect expenses for all previously reported divisions. The revisions did not affect total operating expenses or operating profit and the reclassifications have been reflected in the previously reported column.

22

UK Retail

	Quarter ended 31 March 2014
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Allocated
	reported	Functions	Services	allocations	items	to UK PBB
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	994	-	-	(22)	-	972
Non-interest income	246	-	-	-	-	246

Total income	1,240	-	-	(22)	-	1,218

Direct expenses
- staff	(165)	5	6	-	(8)	(162)
- other	(148)	27	1	-	-	(120)
Indirect expenses	(335)	(36)	(66)	-	-	(437)
Restructuring costs
- indirect	-	-	-	-	11	11

Operating expenses	(648)	(4)	(59)	-	3	(708)

Profit before impairment losses	592	(4)	(59)	(22)	3	510
Impairment losses	(59)	-	-	-	-	(59)

Operating profit	533	(4)	(59)	(22)	3	451

	Year ended 31 December 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Allocated
	reported	Functions	Services	allocations	items	to UK PBB
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	3,979	-	-	(96)	-	3,883
Non-interest income	958	-	-	-	-	958

Total income	4,937	-	-	(96)	-	4,841

Direct expenses
- staff	(684)	24	22	-	(36)	(674)
- other	(560)	117	1	-	-	(442)
Indirect expenses	(1,426)	(177)	(34)	-	-	(1,637)
Restructuring costs
- direct	-	-	-	-	(118)	(118)
- indirect	-	-	-	-	(94)	(94)
Litigation and conduct costs	-	-	-	-	(860)	(860)

Operating expenses	(2,670)	(36)	(11)	-	(1,108)	(3,825)

Profit before impairment losses	2,267	(36)	(11)	(96)	(1,108)	1,016
Impairment losses	(324)	-	-	-	-	(324)

Operating profit	1,943	(36)	(11)	(96)	(1,108)	692

23

UK Retail

	Half year ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Allocated
	reported	Functions	Services	allocations	items	to UK PBB
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	1,952	-	-	(55)	-	1,897
Non-interest income	451	-	-	-	-	451

Total income	2,403	-	-	(55)	-	2,348

Direct expenses
- staff	(347)	14	12	-	(18)	(339)
- other	(224)	52	1	-	-	(171)
Indirect expenses	(709)	(75)	(18)	-	-	(802)
Restructuring costs
- direct	-	-	-	-	(70)	(70)
- indirect	-	-	-	-	(34)	(34)
Litigation and conduct costs	-	-	-	-	(160)	(160)

Operating expenses	(1,280)	(9)	(5)	-	(282)	(1,576)

Profit before impairment losses	1,123	(9)	(5)	(55)	(282)	772
Impairment losses	(169)	-	-	-	-	(169)

Operating profit	954	(9)	(5)	(55)	(282)	603

	Quarter ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Allocated
	reported	Functions	Services	allocations	items	to UK PBB
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	987	-	-	(22)	-	965
Non-interest income	225	-	-	-	-	225

Total income	1,212	-	-	(22)	-	1,190

Direct expenses
- staff	(175)	7	6	-	(9)	(171)
- other	(112)	28	1	-	-	(83)
Indirect expenses	(359)	(41)	(9)	-	-	(409)
Restructuring costs
- direct	-	-	-	-	(47)	(47)
- indirect	-	-	-	-	(19)	(19)
Litigation and conduct costs	-	-	-	-	(160)	(160)

Operating expenses	(646)	(6)	(2)	-	(235)	(889)

Profit before impairment losses	566	(6)	(2)	(22)	(235)	301
Impairment losses	(89)	-	-	-	-	(89)

Operating profit	477	(6)	(2)	(22)	(235)	212

24

UK Retail

	Year ended 31 December 2012
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Allocated
	reported	Functions	Services	allocations	items	to UK PBB
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	3,990	-	-	(159)	-	3,831
Non-interest income	979	-	-	-	-	979

Total income	4,969	-	-	(159)	-	4,810

Direct expenses
- staff	(783)	32	29	-	(24)	(746)
- other	(369)	114	-	-	-	(255)
Indirect expenses	(1,397)	(158)	(31)	-	-	(1,586)
Restructuring costs
- direct	-	-	-	-	(140)	(140)
- indirect	-	-	-	-	(89)	(89)
Litigation and conduct costs	-	-	-	-	(1,085)	(1,085)

Operating expenses	(2,549)	(12)	(2)	-	(1,338)	(3,901)

Profit before impairment losses	2,420	(12)	(2)	(159)	(1,338)	909
Impairment losses	(529)	-	-	-	-	(529)

Operating profit	1,891	(12)	(2)	(159)	(1,338)	380

	Year ended 31 December 2011
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Allocated
	reported	Functions	Services	allocations	items	to UK PBB
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	4,302	-	-	(206)	-	4,096
Non-interest income	1,206	-	-	-	-	1,206

Total income	5,508	-	-	(206)	-	5,302

Direct expenses
- staff	(820)	23	-	-	(10)	(807)
- other	(432)	138	-	-	-	(294)
Indirect expenses	(1,447)	(191)	(29)	-	-	(1,667)
Restructuring costs
- direct	-	-	-	-	(86)	(86)
- indirect	-	-	-	-	(63)	(63)
Litigation and conduct costs	-	-	-	-	(848)	(848)

Operating expenses	(2,699)	(30)	(29)	-	(1,007)	(3,765)

Profit before impairment losses	2,809	(30)	(29)	(206)	(1,007)	1,537
Impairment losses	(788)	-	-	-	-	(788)

Operating profit	2,021	(30)	(29)	(206)	(1,007)	749

25

UK Corporate

	Quarter ended 31 March 2014
				Net impact
		Transfer	Transfer	of revised	Reclassification	Allocated to
	Previously	to/(from)	to/(from)	Treasury	of reconciling		Commercial
	reported	Functions	Services	allocations	items	UK PBB	Banking	CIB
Income statement	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	706	-	-	(55)	-	152	476	23
Non-interest income	397	-	-	-	-	93	287	17

Total income	1,103	-	-	(55)	-	245	763	40

Direct expenses
- staff	(221)	8	20	-	(8)	(63)	(133)	(5)
- other	(93)	5	10	-	-	(10)	(63)	(5)
Indirect expenses	(235)	(17)	(48)	-	-	(83)	(212)	(5)
Restructuring costs
- indirect	-	-	-	-	(2)	(1)	(1)	-

Operating expenses	(549)	(4)	(18)	-	(10)	(157)	(409)	(15)

Profit before
impairment losses	554	(4)	(18)	(55)	(10)	88	354	25
Impairment (losses)/recoveries	(63)	-	-	-	-	(29)	(40)	6

Operating profit	491	(4)	(18)	(55)	(10)	59	314	31
	Year ended 31 December 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification	Allocated to
	Previously	to/(from)	to/(from)	Treasury	of reconciling		Commercial
	reported	Functions	Services	allocations	items	UK PBB	Banking	CIB
Income statement	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	2,874	-	-	(209)	-	607	1,934	124
Non-interest income	1,593	-	-	-	-	365	1,195	33

Total income	4,467	-	-	(209)	-	972	3,129	157

Direct expenses
- staff	(865)	30	82	-	(36)	(259)	(514)	(16)
- other	(437)	27	54	-	-	(82)	(272)	(2)
Indirect expenses	(917)	(166)	(138)	-	-	(312)	(886)	(23)
Restructuring costs
- direct	-	-	-	-	(18)	-	(18)	-
- indirect	-	-	-	-	(53)	(15)	(37)	(1)
Litigation and conduct costs	-	-	-	-	(247)	-	(247)	-

Operating expenses	(2,219)	(109)	(2)	-	(354)	(668)	(1,974)	(42)

Profit before
impairment losses	2,248	(109)	(2)	(209)	(354)	304	1,155	115
Impairment losses	(1,188)	-	-	-	-	(177)	(652)	(359)

Operating profit/(loss)	1,060	(109)	(2)	(209)	(354)	127	503	(244)

26

UK Corporate

	Half year ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification	Allocated to
	Previously	to/(from)	to/(from)	Treasury	of reconciling		Commercial
	reported	Functions	Services	allocations	items	UK PBB	Banking	CIB
Income statement	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,421	-	-	(134)	-	303	925	59
Non-interest income	805	-	-	-	-	178	611	16

Total income	2,226	-	-	(134)	-	481	1,536	75

Direct expenses
- staff	(431)	15	42	-	(18)	(130)	(254)	(8)
- other	(216)	13	28	-	-	(29)	(145)	(1)
Indirect expenses	(447)	(39)	(71)	-	-	(145)	(401)	(11)
Restructuring costs
- direct	-	-	-	-	(14)	-	(14)	-
- indirect	-	-	-	-	(20)	(5)	(15)	-
Litigation and conduct costs	-	-	-	-	(25)	-	(25)	-

Operating expenses	(1,094)	(11)	(1)	-	(77)	(309)	(854)	(20)

Profit before
impairment losses	1,132	(11)	(1)	(134)	(77)	172	682	55
Impairment losses	(379)	-	-	-	-	(87)	(282)	(10)

Operating profit	753	(11)	(1)	(134)	(77)	85	400	45

	Quarter ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification	Allocated to
	Previously	to/(from)	to/(from)	Treasury	of reconciling		Commercial
	reported	Functions	Services	allocations	items	UK PBB	Banking	CIB
Income statement	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	715	-	-	(54)	-	153	479	29
Non-interest income	427	-	-	-	-	95	323	9

Total income	1,142	-	-	(54)	-	248	802	38

Direct expenses
- staff	(214)	7	21	-	(9)	(64)	(127)	(4)
- other	(113)	9	14	-	-	(13)	(77)	-
Indirect expenses	(226)	(23)	(37)	-	-	(75)	(205)	(6)
Restructuring costs
- direct	-	-	-	-	(7)	-	(7)	-
- indirect	-	-	-	-	(12)	(3)	(9)	-

Operating expenses	(553)	(7)	(2)	-	(28)	(155)	(425)	(10)

Profit before
impairment losses	589	(7)	(2)	(54)	(28)	93	377	28
Impairment losses	(194)	-	-	-	-	(37)	(155)	(2)

Operating profit	395	(7)	(2)	(54)	(28)	56	222	26

27

UK Corporate

	Year ended 31 December 2012
				Net impact
		Transfer	Transfer	of revised	Reclassification	Allocated to
	Previously	to/(from)	to/(from)	Treasury	of reconciling		Commercial
	reported	Functions	Services	allocations	items	UK PBB	Banking	CIB
Income statement	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	2,974	-	-	(192)	-	701	1,958	123
Non-interest income	1,749	-	-	-	-	373	1,343	33

Total income	4,723	-	-	(192)	-	1,074	3,301	156

Direct expenses
- staff	(892)	33	69	-	(24)	(258)	(535)	(21)
- other	(358)	26	34	-	-	(29)	(264)	(5)
Indirect expenses	(839)	(121)	(104)	-	-	(269)	(774)	(21)
Restructuring costs
- direct	-	-	-	-	(71)	-	(71)	-
- indirect	-	-	-	-	(55)	(15)	(39)	(1)
Litigation and conduct costs	-	-	-	-	(343)	-	(343)	-

Operating expenses	(2,089)	(62)	(1)	-	(493)	(571)	(2,026)	(48)

Profit before
impairment losses	2,634	(62)	(1)	(192)	(493)	503	1,275	108
Impairment losses	(838)	-	-	-	-	(212)	(545)	(81)

Operating profit/(loss)	1,796	(62)	(1)	(192)	(493)	291	730	27
	Year ended 31 December 2011
				Net impact
		Transfer	Transfer	of revised	Reclassification	Allocated to
	Previously	to/(from)	to/(from)	Treasury	of reconciling		Commercial
	reported	Functions	Services	allocations	items	UK PBB	Banking	CIB
Income statement	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	3,092	-	-	(197)	-	775	1,997	123
Non-interest income	1,771	-	-	-	-	393	1,345	33

Total income	4,863	-	-	(197)	-	1,168	3,342	156

Direct expenses
- staff	(887)	90	-	-	(41)	(253)	(564)	(21)
- other	(374)	57	-	-	-	(26)	(282)	(9)
Indirect expenses	(885)	(117)	(78)	-	-	(276)	(782)	(22)
Restructuring costs
- direct	-	-	-	-	(35)	-	(35)	-
- indirect	-	-	-	-	(130)	(35)	(93)	(2)

Operating expenses	(2,146)	30	(78)	-	(206)	(590)	(1,756)	(54)

Profit before
impairment losses	2,717	30	(78)	(197)	(206)	578	1,586	102
Impairment losses	(793)	-	-	-	-	(259)	(467)	(67)

Operating profit/(loss)	1,924	30	(78)	(197)	(206)	319	1,119	35

28

Wealth

	Quarter ended 31 March 2014
				Net impact
		Transfer	Transfer	of revised	Reclassification	Revised
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Private
	reported	Functions	Services	allocations	items	Banking
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	171	-	-	(1)	-	170
Non-interest income	103	-	-	-	-	103

Total income	274	-	-	(1)	-	273

Direct expenses
- staff	(94)	6	10	-	(2)	(80)
- other	(30)	6	6	-	-	(18)
Indirect expenses	(73)	(10)	(18)	-	-	(101)

Operating expenses	(197)	2	(2)	-	(2)	(199)

Profit before impairment losses	77	2	(2)	(1)	(2)	74
Impairment recoveries	1	-	-	-	-	1

Operating profit	78	2	(2)	(1)	(2)	75
	Year ended 31 December 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification	Revised
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Private
	reported	Functions	Services	allocations	items	Banking
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	674	-	-	(16)	-	658
Non-interest income	419	-	-	-	-	419

Total income	1,093	-	-	(16)	-	1,077

Direct expenses
- staff	(384)	29	45	-	(8)	(318)
- other	(122)	15	24	-	-	(83)
Indirect expenses	(337)	(64)	(74)	-	-	(475)
Restructuring costs
- direct	-	-	-	-	(18)	(18)
- indirect	-	-	-	-	(9)	(9)
Litigation and conduct costs	-	-	-	-	(206)	(206)

Operating expenses	(843)	(20)	(5)	-	(241)	(1,109)

Profit/(loss) before impairment losses	250	(20)	(5)	(16)	(241)	(32)
Impairment losses	(29)	-	-	-	-	(29)

Operating profit/(loss)	221	(20)	(5)	(16)	(241)	(61)

29

Wealth

	Half year ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification	Revised
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Private
	reported	Functions	Services	allocations	items	Banking
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	331	-	-	(14)	-	317
Non-interest income	214	-	-	-	-	214

Total income	545	-	-	(14)	-	531

Direct expenses
- staff	(207)	15	23	-	(4)	(173)
- other	(51)	9	12	-	-	(30)
Indirect expenses	(168)	(24)	(36)	-	-	(228)
Restructuring costs
- direct	-	-	-	-	(1)	(1)
- indirect	-	-	-	-	(4)	(4)

Operating expenses	(426)	-	(1)	-	(9)	(436)

Profit before impairment losses	119	-	(1)	(14)	(9)	95
Impairment losses	(7)	-	-	-	-	(7)

Operating profit	112	-	(1)	(14)	(9)	88
	Quarter ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification	Revised
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Private
	reported	Functions	Services	allocations	items	Banking
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	162	-	-	(3)	-	159
Non-interest income	110	-	-	-	-	110

Total income	272	-	-	(3)	-	269

Direct expenses
- staff	(104)	7	11	-	(2)	(88)
- other	(28)	5	6	-	-	(17)
Indirect expenses	(82)	(12)	(18)	-	-	(112)
Restructuring costs
- direct	-	-	-	-	(1)	(1)
- indirect	-	-	-	-	(2)	(2)

Operating expenses	(214)	-	(1)	-	(5)	(220)

Profit before impairment losses	58	-	(1)	(3)	(5)	49
Impairment losses	(2)	-	-	-	-	(2)

Operating profit	56	-	(1)	(3)	(5)	47

30

Wealth

	Year ended 31 December 2012
				Net impact
		Transfer	Transfer	of revised	Reclassification	Revised
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Private
	reported	Functions	Services	allocations	items	Banking
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	720	-	-	(44)	-	676
Non-interest income	450	-	-	-	-	450

Total income	1,170	-	-	(44)	-	1,126

Direct expenses
- staff	(396)	31	49	-	(4)	(320)
- other	(161)	24	27	-	-	(110)
Indirect expenses	(324)	(73)	(77)	-	-	(474)
Restructuring costs
- direct	-	-	-	-	(12)	(12)
- indirect	-	-	-	-	(16)	(16)
Litigation and conduct costs	-	-	-	-	(7)	(7)

Operating expenses	(881)	(18)	(1)	-	(39)	(939)

Profit/(loss) before impairment losses	289	(18)	(1)	(44)	(39)	187
Impairment losses	(46)	-	-	-	-	(46)

Operating profit/(loss)	243	(18)	(1)	(44)	(39)	141
	Year ended 31 December 2011
				Net impact
		Transfer	Transfer	of revised	Reclassification	Revised
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Private
	reported	Functions	Services	allocations	items	Banking
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	645	-	-	(56)	-	589
Non-interest income	459	-	-	-	-	459

Total income	1,104	-	-	(56)	-	1,048

Direct expenses
- staff	(384)	82	-	-	(8)	(310)
- other	(129)	47	-	-	-	(82)
Indirect expenses	(324)	(71)	(79)	-	-	(474)
Restructuring costs
- direct	-	-	-	-	(14)	(14)
- indirect	-	-	-	-	(22)	(22)
Litigation and conduct costs	-	-	-	-	(2)	(2)

Operating expenses	(837)	58	(79)	-	(46)	(904)

Profit/(loss) before impairment losses	267	58	(79)	(56)	(46)	144
Impairment losses	(25)	-	-	-	-	(25)

Operating profit/(loss)	242	58	(79)	(56)	(46)	119

31

International Banking

	Quarter ended 31 March 2014
				Net impact
		Transfer	Transfer	of revised	Reclassification	Allocated to
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Commercial
	reported	Functions	Services	allocations	items	Banking	CIB
Income statement	£m	£m	£m	£m	£m	£m	£m

Net interest income	180	-	-	(24)	-	1	155
Non-interest income	248	-	-	-	-	2	246

Total income	428	-	-	(24)	-	3	401

Direct expenses
- staff	(109)	15	32	-	-	-	(62)
- other	(35)	3	14	-	-	-	(18)
Indirect expenses	(164)	(15)	(63)	-	-	-	(242)
Restructuring costs
- direct	-	-	-	-	(1)	-	(1)
- indirect	-	-	-	-	7	-	7

Operating expenses	(308)	3	(17)	-	6	-	(316)

Profit before impairment losses	120	3	(17)	(24)	6	3	85
Impairment losses	(10)	-	-	-	-	-	(10)

Operating profit	110	3	(17)	(24)	6	3	75

	Year ended 31 December 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification	Allocated to
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Commercial
	reported	Functions	Services	allocations	items	Banking	CIB
Income statement	£m	£m	£m	£m	£m	£m	£m

Net interest income	713	-	-	(44)	-	9	660
Non-interest income	1,135	-	-	-	-	7	1,128

Total income	1,848	-	-	(44)	-	16	1,788

Direct expenses
- staff	(496)	55	127	-	-	(1)	(313)
- other	(167)	7	68	-	-	-	(92)
Indirect expenses	(677)	(103)	(199)	-	-	-	(979)
Restructuring costs
- direct	-	-	-	-	(11)	-	(11)
- indirect	-	-	-	-	(98)	-	(98)

Operating expenses	(1,340)	(41)	(4)	-	(109)	(1)	(1,493)

Profit before impairment losses	508	(41)	(4)	(44)	(109)	15	295
Impairment losses	(229)	-	-	-	-	-	(229)

Operating profit	279	(41)	(4)	(44)	(109)	15	66

32

International Banking

	Half year ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification	Allocated to
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Commercial
	reported	Functions	Services	allocations	items	Banking	CIB
Income statement	£m	£m	£m	£m	£m	£m	£m

Net interest income	374	-	-	(20)	-	4	350
Non-interest income	576	-	-	-	-	4	572

Total income	950	-	-	(20)	-	8	922

Direct expenses
- staff	(253)	28	61	-	-	-	(164)
- other	(70)	4	27	-	-	-	(39)
Indirect expenses	(337)	(34)	(91)	-	-	-	(462)
Restructuring costs
- direct	-	-	-	-	(4)	-	(4)
- indirect	-	-	-	-	(37)	-	(37)

Operating expenses	(660)	(2)	(3)	-	(41)	-	(706)

Profit before impairment losses	290	(2)	(3)	(20)	(41)	8	216
Impairment losses	(154)	-	-	-	-	-	(154)

Operating profit	136	(2)	(3)	(20)	(41)	8	62
	Quarter ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification	Allocated to
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Commercial
	reported	Functions	Services	allocations	items	Banking	CIB
Income statement	£m	£m	£m	£m	£m	£m	£m

Net interest income	177	-	-	(5)	-	2	170
Non-interest income	291	-	-	-	-	2	289

Total income	468	-	-	(5)	-	4	459

Direct expenses
- staff	(128)	15	32	-	-	-	(81)
- other	(32)	2	12	-	-	-	(18)
Indirect expenses	(167)	(18)	(45)	-	-	-	(230)
Restructuring costs
- direct	-	-	-	-	(2)	-	(2)
- indirect	-	-	-	-	(22)	-	(22)

Operating expenses	(327)	(1)	(1)	-	(24)	-	(353)

Profit before impairment losses	141	(1)	(1)	(5)	(24)	4	106
Impairment losses	(99)	-	-	-	-	-	(99)

Operating profit	42	(1)	(1)	(5)	(24)	4	7

33

International Banking

	Year ended 31 December 2012
				Net impact
		Transfer	Transfer	of revised	Reclassification	Allocated to
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Commercial
	reported	Functions	Services	allocations	items	Banking	CIB
Income statement	£m	£m	£m	£m	£m	£m	£m

Net interest income	922	-	-	(18)	-	10	894
Non-interest income	1,200	-	-	-	-	8	1,192

Total income	2,122	-	-	(18)	-	18	2,086

Direct expenses
- staff	(541)	55	117	-	-	(1)	(368)
- other	(156)	11	46	-	-	-	(99)
Indirect expenses	(720)	(104)	(163)	-	-	-	(987)
Restructuring costs
- direct	-	-	-	-	(91)	-	(91)
- indirect	-	-	-	-	(161)	-	(161)

Operating expenses	(1,417)	(38)	-	-	(252)	(1)	(1,706)

Profit before impairment losses	705	(38)	-	(18)	(252)	17	380
Impairment losses	(111)	-	-	-	-	-	(111)

Operating profit	594	(38)	-	(18)	(252)	17	269

	Year ended 31 December 2011
				Net impact
		Transfer	Transfer	of revised	Reclassification	Allocated to
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Commercial
	reported	Functions	Services	allocations	items	Banking	CIB
Income statement	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,157	-	-	28	-	10	1,175
Non-interest income	1,398	-	-	-	-	8	1,390

Total income	2,555	-	-	28	-	18	2,565

Direct expenses
- staff	(672)	172	-	-	-	(1)	(499)
- other	(221)	79	-	-	-	-	(142)
Indirect expenses	(739)	(132)	(127)	-	-	-	(998)
Restructuring costs
- direct	-	-	-	-	(42)	-	(42)
- indirect	-	-	-	-	(80)	-	(80)

Operating expenses	(1,632)	119	(127)	-	(122)	(1)	(1,761)

Profit before impairment losses	923	119	(127)	28	(122)	17	804
Impairment losses	(168)	-	-	-	-	-	(168)

Operating profit	755	119	(127)	28	(122)	17	636

34

Ulster Bank

	Quarter ended 31 March 2014
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	treasury	of reconciling	Revised
	reported	Functions	Services	allocations	items	Ulster Bank
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	159	-	-	(5)	-	154
Non-interest income	47	-	-	-	-	47

Total income	206	-	-	(5)	-	201

Direct expenses
- staff	(63)	-	-	-	-	(63)
- other	(17)	-	-	-	-	(17)
Indirect expenses	(62)	-	(1)	-	-	(63)
Restructuring costs
- indirect	-	-	-	-	(2)	(2)

Operating expenses	(142)	-	(1)	-	(2)	(145)

Profit before impairment losses	64	-	(1)	(5)	(2)	56
Impairment losses	(47)	-	-	-	-	(47)

Operating profit	17	-	(1)	(5)	(2)	9

	Year ended 31 December 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Revised
	reported	Functions	Services	allocations	items	Ulster Bank
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	631	-	-	(12)	-	619
Non-interest income	240	-	-	-	-	240

Total income	871	-	-	(12)	-	859

Direct expenses
- staff	(239)	-	-	-	-	(239)
- other	(63)	-	-	-	-	(63)
Indirect expenses	(252)	(11)	-	-	-	(263)
Restructuring costs
- direct	-	-	-	-	(27)	(27)
- indirect	-	-	-	-	(12)	(12)
Litigation and conduct costs	-	-	-	-	(90)	(90)

Operating expenses	(554)	(11)	-	-	(129)	(694)

Profit before impairment losses	317	(11)	-	(12)	(129)	165
Impairment losses	(1,774)	-	-	-	-	(1,774)

Operating loss	(1,457)	(11)	-	(12)	(129)	(1,609)

35

Ulster Bank

	Half year ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Revised
	reported	Functions	Services	allocations	items	Ulster Bank
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	308	-	-	(6)	-	302
Non-interest income	142	-	-	-	-	142

Total income	450	-	-	(6)	-	444

Direct expenses
- staff	(124)	-	-	-	-	(124)
- other	(27)	-	-	-	-	(27)
Indirect expenses	(125)	-	-	-	-	(125)
Restructuring costs
- direct	-	-	-	-	(15)	(15)
- indirect	-	-	-	-	(6)	(6)
Litigation and conduct costs	-	-	-	-	(25)	(25)

Operating expenses	(276)	-	-	-	(46)	(322)

Profit before impairment losses	174	-	-	(6)	(46)	122
Impairment losses	(503)	-	-	-	-	(503)

Operating loss	(329)	-	-	(6)	(46)	(381)

	Quarter ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Revised
	reported	Functions	Services	allocations	items	Ulster Bank
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	154	-	-	(2)	-	152
Non-interest income	88	-	-	-	-	88

Total income	242	-	-	(2)	-	240

Direct expenses
- staff	(67)	-	-	-	-	(67)
- other	(12)	-	-	-	-	(12)
Indirect expenses	(65)	-	-	-	-	(65)
Restructuring costs
- direct	-	-	-	-	(14)	(14)
- indirect	-	-	-	-	(4)	(4)
Litigation and conduct costs	-	-	-	-	(25)	(25)

Operating expenses	(144)	-	-	-	(43)	(187)

Profit before impairment losses	98	-	-	(2)	(43)	53
Impairment losses	(263)	-	-	-	-	(263)

Operating loss	(165)	-	-	(2)	(43)	(210)

36

Ulster Bank

	Year ended 31 December 2012
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Revised
	reported	Functions	Services	allocations	items	Ulster Bank
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	649	-	-	(14)	-	635
Non-interest income	196	-	-	-	-	196

Total income	845	-	-	(14)	-	831

Direct expenses
- staff	(214)	-	-	-	-	(214)
- other	(49)	-	-	-	-	(49)
Indirect expenses	(258)	(10)	1	-	-	(267)
Restructuring costs
- direct	-	-	-	-	(27)	(27)
- indirect	-	-	-	-	(10)	(10)
Litigation and conduct costs	-	-	-	-	(33)	(33)

Operating expenses	(521)	(10)	1	-	(70)	(600)

Profit before impairment losses	324	(10)	1	(14)	(70)	231
Impairment losses	(1,364)	-	-	-	-	(1,364)

Operating loss	(1,040)	(10)	1	(14)	(70)	(1,133)

	Year ended 31 December 2011
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Revised
	reported	Functions	Services	allocations	items	Ulster Bank
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	736	-	-	(23)	-	713
Non-interest income	211	-	-	-	-	211

Total income	947	-	-	(23)	-	924

Direct expenses
- staff	(225)	-	-	-	-	(225)
- other	(67)	-	-	-	-	(67)
Indirect expenses	(255)	(11)	1	-	-	(265)
Restructuring costs
- direct	-	-	-	-	(4)	(4)
- indirect	-	-	-	-	(51)	(51)

Operating expenses	(547)	(11)	1	-	(55)	(612)

Profit before impairment losses	400	(11)	1	(23)	(55)	312
Impairment losses	(1,384)	-	-	-	-	(1,384)

Operating loss	(984)	(11)	1	(23)	(55)	(1,072)

37

Citizens Financial Group (£ Sterling)

	Quarter ended 31 March 2014
				Net impact
	Previously	Transfer	Transfer	of revised	Reclassification
	reported	to/(from)	to/(from)	Treasury	of reconciling
	as US R&C	Functions	Services	allocations	items	CFG
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	488	-	-	-	-	488
Non-interest income	229	-	-	-	-	229

Total income	717	-	-	-	-	717

Direct expenses
- staff	(251)	-	-	-	-	(251)
- other	(249)	-	-	-	-	(249)

Operating expenses	(500)	-	-	-	-	(500)

Profit before impairment losses	217	-	-	-	-	217
Impairment losses	(73)	-	-	-	-	(73)

Operating profit	144	-	-	-	-	144

	Year ended 31 December 2013
				Net impact
	Previously	Transfer	Transfer	of revised	Reclassification
	reported	to/(from)	to/(from)	Treasury	of reconciling
	as US R&C	Functions	Services	allocations	items	CFG
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	1,916	-	-	(24)	-	1,892
Non-interest income	1,073	-	-	-	-	1,073

Total income	2,989	-	-	(24)	-	2,965

Direct expenses
- staff	(1,091)	-	-	-	-	(1,091)
- other	(984)	-	-	-	(2)	(986)
Indirect expenses	(111)	5	(5)	-	-	(111)
Restructuring costs
- direct	-	-	-	-	(16)	(16)

Operating expenses	(2,186)	5	(5)	-	(18)	(2,204)

Profit before impairment losses	803	5	(5)	(24)	(18)	761
Impairment losses	(156)	-	-	-	-	(156)

Operating profit	647	5	(5)	(24)	(18)	605

38

Citizens Financial Group (£ Sterling)

	Half year ended 30 June 2013
				Net impact
	Previously	Transfer	Transfer	of revised	Reclassification
	reported	to/(from)	to/(from)	Treasury	of reconciling
	as US R&C	Functions	Services	allocations	items	CFG
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	944	-	-	(5)	-	939
Non-interest income	570	-	-	-	-	570

Total income	1,514	-	-	(5)	-	1,509

Direct expenses
- staff	(572)	-	-	-	-	(572)
- other	(481)	-	-	-	(1)	(482)
Indirect expenses	(47)	1	(2)	-	-	(48)
Restructuring costs
- direct	-	-	-	-	(3)	(3)

Operating expenses	(1,100)	1	(2)	-	(4)	(1,105)

Profit before impairment losses	414	1	(2)	(5)	(4)	404
Impairment losses	(51)	-	-	-	-	(51)

Operating profit	363	1	(2)	(5)	(4)	353
	Quarter ended 30 June 2013
				Net impact
	Previously	Transfer	Transfer	of revised	Reclassification
	reported	to/(from)	to/(from)	Treasury	of reconciling
	as US R&C	Functions	Services	allocations	items	CFG
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	473	-	-	(4)	-	469
Non-interest income	278	-	-	-	-	278

Total income	751	-	-	(4)	-	747

Direct expenses
- staff	(286)	-	-	-	-	(286)
- other	(233)	-	-	-	-	(233)
Indirect expenses	(26)	-	(1)	-	-	(27)
Restructuring costs
- direct	-	-	-	-	(2)	(2)

Operating expenses	(545)	-	(1)	-	(2)	(548)

Profit before impairment losses	206	-	(1)	(4)	(2)	199
Impairment losses	(32)	-	-	-	-	(32)

Operating profit	174	-	(1)	(4)	(2)	167

39

Citizens Financial Group (£ Sterling)

	Year ended 31 December 2012
				Net impact
	Previously	Transfer	Transfer	of revised	Reclassification
	reported	to/(from)	to/(from)	Treasury	of reconciling
	as US R&C	Functions	Services	allocations	items	CFG
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	1,932	-	-	6	-	1,938
Non-interest income	1,159	-	-	-	-	1,159

Total income	3,091	-	-	6	-	3,097

Direct expenses
- staff	(1,037)	-	-	-	-	(1,037)
- other	(1,026)	-	-	-	(1)	(1,027)
- litigation settlement	(88)	-	-	-	-	(88)
Indirect expenses	(95)	1	(1)	-	-	(95)
Restructuring costs
- direct	-	-	-	-	1	1

Operating expenses	(2,246)	1	(1)	-	-	(2,246)

Profit before impairment losses	845	1	(1)	6	-	851
Impairment losses	(91)	-	-	-	-	(91)

Operating profit	754	1	(1)	6	-	760
	Year ended 31 December 2011
				Net impact
	Previously	Transfer	Transfer	of revised	Reclassification
	reported	to/(from)	to/(from)	Treasury	of reconciling
	as US R&C	Functions	Services	allocations	items	CFG
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	1,879	-	-	32	-	1,911
Non-interest income	1,152	-	-	-	-	1,152

Total income	3,031	-	-	32	-	3,063

Direct expenses
- staff	(1,020)	-	-	-	-	(1,020)
- other	(1,046)	(8)	-	-	(2)	(1,056)
Indirect expenses	(102)	1	-	-	-	(101)
Restructuring costs
- direct	-	-	-	-	(42)	(42)

Operating expenses	(2,168)	(7)	-	-	(44)	(2,219)

Profit before impairment losses	863	(7)	-	32	(44)	844
Impairment losses	(326)	-	-	-	-	(326)

Operating profit	537	(7)	-	32	(44)	518

40

Citizens Financial Group (US dollar)

	Quarter ended 31 March 2014
				Net impact
	Previously	Transfer	Transfer	of revised	Reclassification
	reported	to/(from)	to/(from)	Treasury	of reconciling
	as US R&C	Functions	Services	allocations	items	CFG
Income statement	$m	$m	$m	$m	$m	$m

Net interest income	809	-	-	-	-	809
Non-interest income	378	-	-	-	-	378

Total income	1,187	-	-	-	-	1,187

Direct expenses
- staff	(416)	-	-	-	-	(416)
- other	(412)	-	-	-	-	(412)

Operating expenses	(828)	-	-	-	-	(828)

Profit before impairment losses	359	-	-	-	-	359
Impairment losses	(121)	-	-	-	-	(121)

Operating profit	238	-	-	-	-	238
	Year ended 31 December 2013
				Net impact
	Previously	Transfer	Transfer	of revised	Reclassification
	reported	to/(from)	to/(from)	Treasury	of reconciling
	as US R&C	Functions	Services	allocations	items	CFG
Income statement	$m	$m	$m	$m	$m	$m

Net interest income	2,998	-	-	(38)	-	2,960
Non-interest income	1,679	-	-	-	-	1,679

Total income	4,677	-	-	(38)	-	4,639

Direct expenses
- staff	(1,707)	-	-	-	-	(1,707)
- other	(1,540)	-	-	-	(4)	(1,544)
Indirect expenses	(174)	8	(7)	-	-	(173)
Restructuring costs
- direct	-	-	-	-	(24)	(24)

Operating expenses	(3,421)	8	(7)	-	(28)	(3,448)

Profit before impairment losses	1,256	8	(7)	(38)	(28)	1,191
Impairment losses	(244)	-	-	-	-	(244)

Operating profit	1,012	8	(7)	(38)	(28)	947

41

Citizens Financial Group (US dollar)

	Half year ended 30 June 2013
				Net impact
	Previously	Transfer	Transfer	of revised	Reclassification
	reported	to/(from)	to/(from)	Treasury	of reconciling
	as US R&C	Functions	Services	allocations	items	CFG
Income statement	$m	$m	$m	$m	$m	$m

Net interest income	1,457	-	-	(8)	-	1,449
Non-interest income	881	-	-	-	-	881

Total income	2,338	-	-	(8)	-	2,330

Direct expenses
- staff	(883)	-	-	-	-	(883)
- other	(744)	-	-	-	-	(744)
Indirect expenses	(73)	2	(3)	-	-	(74)
Restructuring costs
- direct	-	-	-	-	(5)	(5)

Operating expenses	(1,700)	2	(3)	-	(5)	(1,706)

Profit before impairment losses	638	2	(3)	(8)	(5)	624
Impairment losses	(78)	-	-	-	-	(78)

Operating profit	560	2	(3)	(8)	(5)	546
	Quarter ended 30 June 2013
				Net impact
	Previously	Transfer	Transfer	of revised	Reclassification
	reported	to/(from)	to/(from)	Treasury	of reconciling
	as US R&C	Functions	Services	allocations	items	CFG
Income statement	$m	$m	$m	$m	$m	$m

Net interest income	726	-	-	(6)	-	720
Non-interest income	428	-	-	-	-	428

Total income	1,154	-	-	(6)	-	1,148

Direct expenses
- staff	(439)	-	-	-	-	(439)
- other	(360)	-	-	-	1	(359)
Indirect expenses	(39)	-	(1)	-	-	(40)
Restructuring costs
- direct	-	-	-	-	(3)	(3)

Operating expenses	(838)	-	(1)	-	(2)	(841)

Profit before impairment losses	316	-	(1)	(6)	(2)	307
Impairment losses	(48)	-	-	-	-	(48)

Operating profit	268	-	(1)	(6)	(2)	259

42

Citizens Financial Group (US dollar)

	Year ended 31 December 2012
				Net impact
	Previously	Transfer	Transfer	of revised	Reclassification
	reported	to/(from)	to/(from)	Treasury	of reconciling
	as US R&C	Functions	Services	allocations	items	CFG
Income statement	$m	$m	$m	$m	$m	$m

Net interest income	3,062	-	-	9	-	3,071
Non-interest income	1,837	-	-	-	-	1,837

Total income	4,899	-	-	9	-	4,908

Direct expenses
- staff	(1,644)	-	-	-	-	(1,644)
- other	(1,628)	-	-	-	(2)	(1,630)
- litigation settlement	(138)	-	-	-	-	(138)
Indirect expenses	(148)	2	(2)	-	-	(148)
Restructuring costs
- direct	-	-	-	-	2	2

Operating expenses	(3,558)	2	(2)	-	-	(3,558)

Profit before impairment losses	1,341	2	(2)	9	-	1,350
Impairment losses	(145)	-	-	-	-	(145)

Operating profit	1,196	2	(2)	9	-	1,205

	Year ended 31 December 2011
				Net impact
	Previously	Transfer	Transfer	of revised	Reclassification
	reported	to/(from)	to/(from)	Treasury	of reconciling
	as US R&C	Functions	Services	allocations	items	CFG
Income statement	$m	$m	$m	$m	$m	$m

Net interest income	3,015	-	-	51	-	3,066
Non-interest income	1,847	-	-	-	-	1,847

Total income	4,826	-	-	51	-	4,913

Direct expenses
- staff	(1,637)	1	-	-	-	(1,636)
- other	(1,677)	(13)	-	-	(4)	(1,694)
Indirect expenses	(164)	-	-	-	-	(164)
Restructuring costs
- direct	-	-	-	-	(66)	(66)

Operating expenses	(3,478)	(12)	-	-	(70)	(3,560)

Profit before impairment losses	1,384	(12)	-	51	(70)	1,353
Impairment losses	(524)	-	-	-	-	(524)

Operating profit	860	(12)	-	51	(70)	829

43

Markets

	Quarter ended 31 March 2014
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Allocated
	reported	Functions	Services	allocations	items	to CIB
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	48	-	-	(47)	-	1
Non-interest income	909	-	-	-	-	909

Total income	957	-	-	(47)	-	910

Direct expenses
- staff	(305)	37	65	-	(2)	(205)
- other	(153)	3	60	-	-	(90)
Indirect expenses	(179)	(32)	(130)	-	-	(341)
Restructuring costs
- direct	-	-	-	-	(14)	(14)
- indirect	-	-	-	-	(31)	(31)

Operating expenses	(637)	8	(5)	-	(47)	(681)

Profit before impairment losses	320	8	(5)	(47)	(47)	229
Impairment losses	(2)	-	-	-	-	(2)

Operating profit	318	8	(5)	(47)	(47)	227

	Year ended 31 December 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Allocated
	reported	Functions	Services	allocations	items	to CIB
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	157	-	-	(259)	-	(102)
Non-interest income	3,165	-	-	-	-	3,165

Total income	3,322	-	-	(259)	-	3,063

Direct expenses
- staff	(1,086)	180	259	-	(8)	(655)
- other	(710)	41	339	-	(266)	(596)
Indirect expenses	(814)	(267)	(810)	-	-	(1,891)
Restructuring costs
- direct	-	-	-	-	(74)	(74)
- indirect	-	-	-	-	(18)	(18)
Litigation and conduct costs	-	-	-	-	(2,441)	(2,441)

Operating expenses	(2,610)	(46)	(212)	-	(2,807)	(5,675)

Profit/(loss) before impairment losses	712	(46)	(212)	(259)	(2,807)	(2,612)
Impairment losses	(92)	-	-	-	-	(92)

Operating profit/(loss)	620	(46)	(212)	(259)	(2,807)	(2,704)

44

Markets

	Half year ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Allocated
	reported	Functions	Services	allocations	items	to CIB
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	55	-	-	(151)	-	(96)
Non-interest income	1,807	-	-	-	-	1,807

Total income	1,862	-	-	(151)	-	1,711

Direct expenses
- staff	(640)	93	143	-	(4)	(408)
- other	(384)	18	181	-	(59)	(244)
Indirect expenses	(408)	(115)	(329)	-	-	(852)
Restructuring costs
- direct	-	-	-	-	(33)	(33)
- indirect	-	-	-	-	(9)	(9)
Litigation and conduct costs	-	-	-	-	(410)	(410)

Operating expenses	(1,432)	(4)	(5)	-	(515)	(1,956)

Profit/(loss) before impairment losses	430	(4)	(5)	(151)	(515)	(245)
Impairment losses	(59)	-	-	-	-	(59)

Operating profit/(loss)	371	(4)	(5)	(151)	(515)	(304)
	Quarter ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Allocated
	reported	Functions	Services	allocations	items	to CIB
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	26	-	-	(83)	-	(57)
Non-interest income	796	-	-	-	-	796

Total income	822	-	-	(83)	-	739

Direct expenses
- staff	(278)	49	69	-	(2)	(162)
- other	(203)	8	87	-	(28)	(136)
Indirect expenses	(205)	(54)	(162)	-	-	(421)
Restructuring costs
- direct	-	-	-	-	(22)	(22)
- indirect	-	-	-	-	2	2
Litigation and conduct costs	-	-	-	-	(385)	(385)

Operating expenses	(686)	3	(6)	-	(435)	(1,124)

Profit/(loss) before impairment losses	136	3	(6)	(83)	(435)	(385)
Impairment losses	(43)	-	-	-	-	(43)

Operating profit/(loss)	93	3	(6)	(83)	(435)	(428)

45

Markets

	Year ended 31 December 2012
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Allocated
	reported	Functions	Services	allocations	items	to CIB
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	111	-	-	(314)	-	(203)
Non-interest income	4,372	-	-	-	-	4,372

Total income	4,483	-	-	(314)	-	4,169

Direct expenses
- staff	(1,363)	187	206	-	(4)	(974)
- other	(706)	43	471	-	(220)	(412)
Indirect expenses	(868)	(288)	(681)	-	-	(1,837)
Restructuring costs
- direct	-	-	-	-	(330)	(330)
- indirect	-	-	-	-	(399)	(399)
Litigation and conduct costs	-	-	-	-	(723)	(723)

Operating expenses	(2,937)	(58)	(4)	-	(1,676)	(4,675)

Profit/(loss) before impairment losses	1,546	(58)	(4)	(314)	(1,676)	(506)
Impairment losses	(37)	-	-	-	-	(37)

Operating profit/(loss)	1,509	(58)	(4)	(314)	(1,676)	(543)
	Year ended 31 December 2011
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Allocated
	reported	Functions	Services	allocations	items	to CIB
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	67	-	-	(182)	-	(115)
Non-interest income	4,348	-	-	-	-	4,348

Total income	4,415	-	-	(182)	-	4,233

Direct expenses
- staff	(1,843)	597	-	-	(8)	(1,254)
- other	(730)	401	-	-	(141)	(470)
Indirect expenses	(905)	(414)	(792)	-	-	(2,111)
Restructuring costs
- direct	-	-	-	-	(243)	(243)
- indirect	-	-	-	-	(200)	(200)

Operating expenses	(3,478)	584	(792)	-	(592)	(4,278)

Profit/(loss) before impairment losses	937	584	(792)	(182)	(592)	(45)
Impairment losses	(38)	-	-	-	-	(38)

Operating profit/(loss)	899	584	(792)	(182)	(592)	(83)

46

Non-Core

	Year ended 31 December 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Revised
	reported	Functions	Services	allocations	items	Non-Core
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	(99)	-	-	-	-	(99)
Non-interest income	(247)	-	-	-	-	(247)

Total income	(346)	-	-	-	-	(346)

Direct expenses
- staff	(193)	2	1	-	-	(190)
- other	(203)	-	1	-	-	(202)
Indirect expenses	(209)	(2)	(2)	-	-	(213)
Restructuring costs
- direct	-	-	-	-	(16)	(16)
- indirect	-	-	-	-	(6)	(6)

Operating expenses	(605)	-	-	-	(22)	(627)

Loss before impairment losses	(951)	-	-	-	(22)	(973)
Impairment losses	(4,576)	-	-	-	-	(4,576)

Operating loss	(5,527)	-	-	-	(22)	(5,549)
	Half year ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Revised
	reported	Functions	Services	allocations	items	Non-Core
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	18	-	-	-	-	18
Non-interest income	384	-	-	-	-	384

Total income	366	-	-	-	-	366

Direct expenses
- staff	(109)	-	-	-	-	(109)
- other	(106)	1	1	-	-	(104)
Indirect expenses	(106)	(1)	(1)	-	-	(108)
Restructuring costs
- direct	-	-	-	-	(21)	(21)
- indirect	-	-	-	-	(2)	(2)

Operating expenses	(321)	-	-	-	(23)	(344)

Profit before impairment losses	45	-	-	-	(23)	22
Impairment losses	(831)	-	-	-	-	(831)

Operating loss	(786)	-	-	-	(23)	(809)

47

Non-Core

	Quarter ended 30 June 2013
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Revised
	reported	Functions	Services	allocations	items	Non-Core
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	19	-	-	-	-	19
Non-interest income	254	-	-	-	-	254

Total income	273	-	-	-	-	273

Direct expenses
- staff	(51)	-	-	-	-	(51)
- other	(51)	1	1	-	-	(49)
Indirect expenses	(54)	(1)	(1)	-	-	(56)
Restructuring costs
- direct	-	-	-	-	(1)	(1)
- indirect	-	-	-	-	(2)	(2)

Operating expenses	(156)	-	-	-	(3)	(159)

Profit before impairment losses	117	-	-	-	(3)	114
Impairment losses	(398)	-	-	-	-	(398)

Operating loss	(281)	-	-	-	(3)	(284)
	Year ended 31 December 2012
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Revised
	reported	Functions	Services	allocations	items	Non-Core
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	244	-	-	-	-	244
Non-interest income	44	-	-	-	-	44

Total income	288	-	-	-	-	288

Direct expenses
- staff	(259)	3	-	-	-	(256)
- other	(407)	1	-	-	(11)	(417)
Indirect expenses	(278)	(4)	-	-	-	(282)
Restructuring costs
- direct	-	-	-	-	(1)	(1)
- indirect	-	-	-	-	(7)	(7)

Operating expenses	(944)	-	-	-	(19)	(963)

Loss before impairment losses	(656)	-	-	-	(19)	(675)
Impairment losses	(2,223)	-	-	-	-	(2,223)

Operating loss	(2,879)	-	-	-	(19)	(2,898)

48

Non-Core

	Year ended 31 December 2011
				Net impact
		Transfer	Transfer	of revised	Reclassification
	Previously	to/(from)	to/(from)	Treasury	of reconciling	Revised
	reported	Functions	Services	allocations	items	Non-Core
Income statement	£m	£m	£m	£m	£m	£m

Net interest income	613	-	-	(1)	-	612
Non-interest income	361	-	-	-	-	361

Total income	974	-	-	(1)	-	973

Direct expenses
- staff	(361)	2	-	-	-	(359)
- other	(573)	(14)	-	-	-	(587)
Indirect expenses	(342)	(4)	-	-	-	(346)
Restructuring costs
- direct	-	-	-	-	(2)	(2)
- indirect	-	-	-	-	(11)	(11)

Operating expenses	(1,276)	(16)	-	-	(13)	(1,305)

Loss before impairment losses	(302)	(16)	-	(1)	(13)	(332)
Impairment losses	(3,917)	-	-	-	-	(3,917)

Operating loss	(4,219)	(16)	-	(1)	(13)	(4,249)

49